Form 20-F
period 2022-12-31
Olink Holding AB (publ)
filed 2023-03-27
CIK 1835539

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For
the fiscal year ended December 31, 2022 OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-40277 Olink Holding AB (publ)
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Sweden
(Jurisdiction of incorporation or organization)

Uppsala Science Park SE-75,183
Uppsala, Sweden Tel: +46 (0) 18 - 444 39 70
(Address of principal executive offices)

With copies to:

Olink Proteomics Inc.
130 Turner St. Building 2, Suite 230
Waltham, MA '02453, USA Tel: (617) 393-3933
Attn: Linda Ramirez-Eaves, General Counsel

Oskar Hjelm, Chief Financial Officer, +46 (0) 18 – 444-3972, oskar.hjelm@olink.com, Uppsala Science Park
SE-75,183
Uppsala, Sweden

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person) Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing one common share, quota value SEK 2.431906612358035 per share	OLK	The Nasdaq Global Market
Common Shares, quota value SEK 2.431906612358035 per share*		The Nasdaq Global Market*
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

As of December 31, 2022, 119,098,118 common shares were outstanding, including common shares represented by American Depositary Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☒ Yes ☐ No
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
7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
☐U.S. GAAP
☒ International Financial Reporting Standards as issued by the International Accounting Standards Board
☐Other
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐Yes ☒No

/3

/4

Special note regarding forward-looking statements

This Annual Report contains express or implied "forward-looking statements," as defined under the Private Securities Litigation Reform Act of 1995, that involve substantial risks and uncertainties. In some cases, you can identify forward- looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” "seek," “plan,” "outlook," “objective,” “anticipate,” “believe,” “estimate,” “predict,” "project," “potential,” “continue,” "currently," “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. You should not place undue reliance on these statements because they involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this Annual Report are based on our management’s beliefs and assumptions and are based upon information currently available to our management as of the date of this Annual Report and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. We undertake no obligation to publicly update or revise any forward-looking statements as a result of new information, future events or otherwise. The forward-looking statements contained in this Annual Report should be read in conjunction with, and are subject to and qualified by, the risks described in the "Risk Factors" section of this Annual Report, and in the company's other filings with the SEC. Forward-looking statements contained in this Annual Report include, but are not limited to, information about:
•estimates of our addressable market, market growth, future revenue, key performance indicators, expenses, capital requirements and our needs for additional financing;
•our ability to successfully implement our commercial plans, including the development, launch and scaling of our Explore product line and Olink Signature platform as well as our new product Olink Flex and our new Olink Insight online platform;
•the implementation of our business model and strategic plans for our business, products and services;
•our plan to grow our library of protein biomarker targets;
•our expectations regarding the rate and degree of market acceptance of our product lines;
•our dependence on levels of research and development spending by academic and governmental research institutions and biopharmaceutical companies, a reduction in which could limit demand for our products;
•the impact of our products and our proprietary technology, Proximity Extension Assay, on the field of proteomics and the size and growth of the addressable proteomics market;
•our competitive position, and developments and projections relating to our competitors and our industry, including estimates of the size and growth potential of the markets for our products;
•the timing, scope or likelihood of domestic and foreign regulatory filings and approvals;
•our risks related to handling of hazardous materials and other regulations governing environmental safety;
•our ability to manage and grow our business and commercialize our product lines;
•our ability to develop and commercialize new products;
•the performance of third-party manufacturers and suppliers;
•our intellectual property position, including the scope of protection we are able to establish and maintain for intellectual property rights, the validity of intellectual property rights held by third parties, and our ability not to infringe, misappropriate or otherwise violate any third-party intellectual property rights;
•occurrence of cyber incidents or failure by us or our third-party service providers to maintain cybersecurity;
•the potential effects of government regulation;
•our ability to retain the continued service of our key professionals and to identify, hire and retain additional qualified professionals, including sales and marketing personnel;
•our ability to obtain additional financing in future offerings, including among others, impacts of the current volatility in the global capital and credit markets and the effects of increased inflation on the cost of capital;
•our expectations regarding the time during which we will be an emerging growth company under the JOBS Act;
•occurrence of cyber incidents or failure by us or our third-party service providers to maintain cybersecurity;
•the quarterly progression of our business and major financial metrics as they relate to the seasonal nature of our customers' buying patterns;
•the impact of local, regional, and national and international economic conditions and events, including among others, rising inflation, currency exchange rates, the ongoing military conflict between Russia and Ukraine, and developments in China;
•our ability to maintain an effective system of internal control over financial reporting and our ability to remediate any identified material weaknesses in our internal controls; and
•any lingering impacts from the COVID-19 pandemic on our business.

/5

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.[Reserved]

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

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

Risks Related to our Business and Industry

If we do not successfully manage the development, launch and scaling of new products, including our Explore product line, our Olink Signature platform, our Olink Flex and Olink Insight initiatives, our financial results could be adversely affected.

In June 2020, we introduced our Explore product line to the market. We face risks associated with launching new products, such as new Explore products, and platforms, such as our Olink Signature Q100, which we started delivering to customers in the fall of 2021, both leading up to such a launch and also for some time following the launch. During the fourth quarter of 2022 we launched our Olink Insight and Olink Flex initiatives to further enable our Target Kit strategy as well as our data sharing and collaboration initiatives. If we encounter development, manufacturing, performance or scaling challenges our anticipated growth may be hindered. The expenses or losses associated with unsuccessful product development, launch activities, or scaling opportunities, or lack of market acceptance of our new products could adversely affect our business or financial condition.

We are substantially dependent on the success of scaling our distributed kits model through Explore, Target, Flex and Olink Signature during 2023. If we are unable to successfully roll out and scale this business model, our business will be materially harmed.

To date, we have invested significant efforts and financial resources in the development of our Explore product line offering to enable a scalable distributed kits model, which we began delivering to early access customers in 2020 followed by a full commercial launch in March 2021, and the Olink Signature platform, which we started shipping to customers in the fall of 2021. Our near-term prospects, including our continued ability to finance our operations and generate revenue, will depend substantially on the successful performance of our Explore and Target kits sales, as well as adoption of our Olink Signature platform. During 2022 our Target kit offering was expanded through the introduction of Olink Flex, which we started shipping to customers late 2022. The commercial success of our distributed kits will depend on a number of factors, including:

/6

•our ability to gain traction for our external installations, scaling our footprint to enable the transition to a more distinct distributed kits business model;

•the consistent supply of the necessary equipment and consumables required for the Proximity Extension Assay, or PEA, workflows to our customers by third-party vendors;

•the ability of our customers to secure any necessary internal approvals, and in some cases financing, to adopt the technology;

•the accessibility of Illumina’s NGS technology, which is the underlying readout platform for Explore;

•the availability, perceived advantages, relative cost, and relative performance of alternative and competing products;

•the effectiveness of our own or any future strategic collaborators’ marketing, sales and distribution strategy and operations;

•our ability to obtain, maintain, protect, and enforce our intellectual property rights in and to our Explore product line and our Olink Signature platform;

•our ability to avoid and defend against third-party patent interference or patent infringement claims or other intellectual property-related claims; and

•our ability to raise sufficient capital resources to fund the continued commercialization and roll out of the entire Olink product platform.

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

/7

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

We generally sell our products in industries that are characterized by rapid technological changes, frequent new product introductions and changing industry standards. If we do not develop new products and product enhancements based on technological innovation on a timely basis, our products may become obsolete over time and our revenues, cash flow, profitability and competitive position will suffer. Our success will depend on several factors, including our ability to:

•correctly identify customer needs and preferences and predict future needs and preferences;

•allocate our research and development funding to products with higher growth prospects;

•anticipate and respond to our competitors’ development of new products and technological innovations;

•innovate and develop new technologies and applications, and acquire or obtain rights to third-party technologies that may have valuable applications in the markets we serve;

•successfully commercialize new technologies in a timely manner, price them competitively and manufacture and deliver sufficient volumes of new products of appropriate quality on time;

•maintain our existing collaborative relationships with key opinion leaders (KOLs) in the life sciences scientific community;

•convince customers to adopt new technologies; and

•develop functioning global supply chains with multiple third-parties to bring products to market.

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

/8

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

We face significant competition in the life science tools markets. We currently compete with both established and early- stage life science tools companies that design, manufacture and market assay products and services and libraries of protein biomarker targets. We believe our principal competitors in the life science tools markets as a whole are Quanterix Corporation, Meso Scale Diagnostics LLC, Luminex Corporation and SomaLogic Inc. as well as more established technologies such as ELISA or mass spectrometry provided by a number of established vendors. In addition, there are a number of new market entrants, such as Alamar, Seer Inc., Encodia, Nautilus Biotechnology, Spear Bio Inc. and Quantum-Si Incorporated, in the process of developing novel technologies for the life sciences market, including those that may compete with our PEA technology and existing product lines. Depending on market segment and customer use-case the relevant competitors may vary.

Some of our current competitors are large, well-capitalized, publicly-traded companies, or are divisions of large, well-capitalized, publicly- traded companies, and may enjoy a number of competitive advantages over us, including:

•greater name and brand recognition, financial and human resources;

•larger sales forces and more established distributor networks;

•substantial intellectual property portfolios;

•larger libraries of protein biomarkers; and

•better established, larger scale, and lower cost manufacturing capabilities.

We believe that the principal competitive factors in all of our target markets include:

•market adoption;

•scientific proof;

•cost of capital equipment;

•cost of consumables and supplies;

•reputation among customers and KOLs;

•innovation in product offerings;

•flexibility and ease-of-use;

•accuracy and reproducibility of results; and

•compatibility with existing laboratory processes, tools, and methods.

/9

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

In the near term, we expect that a vast majority of our revenue will be derived from sales of the following product lines: Explore, Target (Including Signature), and Focus, including our Signature platform, to academic and clinical institutions and biopharmaceutical and biotechnology companies worldwide for research and development applications. The demand for our products will depend in part upon the research and development budgets of these customers, which are impacted by factors beyond our control, such as:

•changes in government programs (such as the National Institutes of Health) that provide funding to research institutions and companies;

•macroeconomic conditions (including inflation), the political climate, and any lingering impacts from the COVID-19 pandemic;

•changes in the regulatory environment;

•differences in budgetary cycles;

•competitor product offerings or pricing;

•market-driven pressures to consolidate operations and reduce costs; and

•market acceptance of relatively new products.

In addition, academic, governmental, and other research institutions that fund research and development activities may be subject to stringent budgetary constraints that could results in spending reductions, reduced allocations, or budget cutbacks, which could jeopardize the ability of these customers to purchase our products. Our operating results may fluctuate substantially due to reductions and delays in research and development expenditures by these customers. We cannot assure investors that any changes to our customers’ spending patterns are temporary or whether any new spending patterns will be sustained. Any decrease in our customers’ budgets or expenditures, or in the size, scope, or frequency of capital or operating expenditures, could materially and adversely affect our business, operating results, and financial condition.

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

/10

infrastructure and processes. If we are unable to attract, train or retain the number of highly qualified technical services personnel that our business needs, our business, and prospects will suffer.

We may experience manufacturing problems or delays that could limit our growth or adversely affect our operating results.

Our products are manufactured at our facilities located in Uppsala, Sweden and Umeå, Sweden using complex processes, sophisticated equipment and strict adherence to specifications and quality systems procedures. Any unforeseen manufacturing problems, such as contamination of our facilities, equipment malfunction, quality issues with components and materials sourced from third-party suppliers (such as our OEM partner for our Signature platform), failure to strictly follow procedures or meet specifications, or limitations on access to our facilities, could result in delays or shortfalls in production or require us to voluntarily recall our products. Identifying and resolving the cause of any such manufacturing or supplier issues could require substantial time and resources. If we are unable to keep up with demand for our products by successfully manufacturing and shipping our products in a timely manner, our revenue could be impaired, market acceptance for our products could be adversely affected and our customers might instead purchase our competitors’ products or cancel outstanding purchase orders.

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

/11

Any lingering impacts of the COVID-19 pandemic may create significant uncertainty for our business, financial condition, and results of operations notwithstanding the easing of government-mandated restrictions and could continue to adversely impact our business.

The extent of any lingering impacts of the COVID-19 pandemic on our business and financial results will continue to depend on numerous evolving factors that we are not able to accurately predict and which will vary by market, including new surges in the spread of COVID-19, the pandemic's impact on global economic conditions, governmental actions that may be taken in the future, in response to resurgences of the pandemic, and changes in customer behaviors during the pandemic that may continue on beyond the end of the pandemic. Our global operations expose us to risks associated with the COVID-19 pandemic, which may result in challenging operating environments. COVID-19 has spread across the globe to almost all countries and territories in which our products are developed, made, manufactured, distributed or sold. Authorities in many of these countries and territories have implemented or may resume numerous measures to stall the spread and reduce the impact of COVID-19, including travel bans and restrictions, quarantines, curfews, shelter in place and safer-at-home orders, business shutdowns and closures, and have also implemented multi-step polices with the goal of re-opening these markets. These measures have impacted and may continue to impact us, our employees, customers, manufacturers, distributors, partners, suppliers and other third parties with whom we do business. Lingering impacts from the pandemic may adversely affect elements of our business.

We primarily observed disruptions in the customer end of the supply chain, with our customers’ labs operating at reduced capacity for extended parts of 2020 and 2021, and during 2021 and 2022 we primarily observed continued disruptions in our supply chain related to standard lab consumables. COVID-19 adversely impacted our growth rate for 2020 and 2021, in particular as customers have had issues accessing their labs. We have not seen any material cancellations in our pipeline; however, there have been delays with projects being pushed into the future. We are continuing to closely monitor how the pandemic and related response measures are affecting our business. Our production and manufacturing facilities are located in Uppsala, Sweden; Umeå, Sweden, and Waltham, Massachusetts, and we have noted a continued increase in delivery times for certain components throughout our supply chain. There is a risk that we could experience continued disruption on the supply side beyond the end of the pandemic. The recovery of revenue we have seen compared with previous levels reflects the underlying factors affecting demand, including the easing of lockdown restrictions and the partial or full reopening of academic and biopharmaceutical research laboratories around the world.

The countries and territories in which our products are developed, made, manufactured, distributed or sold vary in their stages of restrictions to address the COVID-19 pandemic. Certain jurisdictions re-opened only to return to restrictions in the face of increases in COVID-19 cases and new variants. There is considerable uncertainty regarding how the effects of the pandemic, including any future health and safety measures implemented in response to the pandemic, will impact our business, including whether they will result in further changes in demand for our products; further increases in operating costs (whether as a result of changes to our supply chain or increases in employee costs, operating costs or otherwise); further impact our ability to perform research and development, manufacturing, and shipping of our products; how they will further impact our supply chain; and whether they will result in further reduced availability of air or other commercial transport, port closures or border restrictions, each or all of which can impact our ability to make, manufacture, distribute and sell our products. In addition, measures that impact our ability to access our facilities may continue to impact the availability of our employees, some of whom are not able to perform their job functions remotely. If a significant percentage of our or our business partners’ workforce is unable to work (including because of illness, facility closures, quarantine, curfews, shelter in place orders, travel restrictions, social distancing requirements or other governmental restrictions or voluntarily adopted practices), our operations will be negatively impacted. Any sustained interruption in our or our business partners’ operations, research and development, distribution network or supply chain or any significant continuous shortage of raw materials or other supplies as a result of these measures, restrictions or disruptions, including as a result of increased demand for certain products, can impair our ability to develop, make, manufacture, distribute or sell our products.

Compliance with governmental measures imposed in response to COVID-19 has caused and will continue to cause us to incur additional costs, and any inability to comply with such measures can subject us to restrictions on our business activities, fines and other penalties, any of which can adversely affect our business. In addition, the increase in certain of our employees working remotely has amplified certain risks to our business, including increased demand on our information technology resources and systems, increased phishing and other malicious activity as cybercriminals try to exploit the uncertainty surrounding the pandemic and its lingering impacts and an increase in the number of points of potential exposure, such as laptops and mobile devices, to be secured, and any failure to effectively manage these risks, including to timely identify and appropriately respond to any security incidents, may adversely affect our business.

Even as governmental restrictions have been lifted and economies gradually re-opened, the ongoing economic impacts and health concerns associated with the pandemic may continue to affect customer behavior. In addition, changes in customer purchasing patterns may increase demand for our products in one quarter, resulting in decreased customer demand for our products in subsequent quarters. Additionally the pandemic created volatility in the global capital and credit markets which could impair our ability to access these markets on terms commercially acceptable to us, or at all, and execute our growth strategies. While we have developed and implemented and continue to develop and implement

/12

health and safety protocols, business continuity plans and crisis management protocols in an effort to try to mitigate the any lingering negative impacts of the pandemic on our employees and our business, there can be no assurance that we will be successful in our efforts or that such efforts may not have detrimental unintended consequences, and as a result, our business, financial condition and results of operations and the price of our common shares and ADSs may be adversely affected.

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

Antibodies are a key component of our products. The Scientific Advisory Committee (ESAC) of the European Union Reference Laboratory for alternatives to animal testing (EURL ECVAM) published a recommendation in May 2020 on non- animal derived antibodies which, in summary, stated that animals should no longer be used for the development and production of antibodies for research, regulatory, diagnostic and therapeutic applications and that countries in the European Union should no longer authorize the development and production of antibodies through animal immunization, where robust, legitimate scientific justification is lacking. The recommendation is based on the principle from European Union Directive 2010/63 on the protection of animals used for scientific purposes, that European Union Member States should ensure that, wherever possible, a scientifically satisfactory method or testing strategy not entailing the use of live animals should be used over any procedure that may be harmful to animals. The ESAC recommendation suggests that non-animal derived antibodies are equivalent to animal-derived antibodies for the vast majority of applications and encourages manufacturers and suppliers to replace animal-derived antibodies available in their catalogues with non-animal-derived affinity reagents. While the ESAC recommendation is not legally-binding, and its principles are yet to be enacted in legislation, it does suggest a policy move away from the use of animal immunization for developing and producing antibodies in the European Union and, in particular, that European Union Member States may need to adapt their national regulations on antibody development and production to ensure compliance with Directive 2010/63. This may result in stricter regulation in the future which could have an adverse impact on our operations and antibody suppliers.

/13

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

We may acquire other businesses, products or technologies as well as pursue strategic alliances, joint ventures, technology licenses or investments in complementary businesses. For example, in early 2020, we acquired Agrisera AB, a Swedish company specializing in antibody production, in order to enable the growth of our protein biomarker library and increase control over our supply chain. Any future transactions could be material to our financial condition and operating results and expose us to many risks, including:

•disruption in our relationships with customers, distributors or suppliers as a result of such a transaction;

•unanticipated liabilities related to acquired companies;

•difficulties integrating acquired personnel, technologies and operations into our existing business;

•diversion of management time and focus from operating our business;

•increases in our expenses and reductions in our cash available for operations and other uses; and

•possible write-offs or impairment charges relating to acquired businesses.

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

General conditions in the global economy and in the global financial markets could adversely affect our results of operations, including the potential effects from COVID-19 as discussed above as well as the effects of increased inflation and cost of capital, and the overall demand for our products and services may be particularly vulnerable to unfavorable economic conditions. A global financial crisis or a global or regional political disruption could cause extreme volatility in the capital and credit markets. A severe or prolonged economic downturn or political disruption could result in a variety of risks to our business, including weakened demand for our products and our ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy or political disruption could also strain our manufacturers or suppliers, possibly resulting in supply disruption, or cause our customers to delay making payments for our products and services. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the political or economic climate and financial market conditions could adversely impact our business.

Enhanced trade tariffs, import restrictions, export restrictions, United States regulations, Chinese regulations or other trade barriers may materially harm our business.

We are continuing to expand our international operations as part of our growth strategy and have experienced an increasing concentration of sales in certain regions, especially in the Asia-Pacific region. These regions, including China, could impose tariffs on imports from various regions, including from regions where we operate our business, and these

/14

tariffs could raise our costs. Furthermore, tariffs, trade restrictions, or trade barriers that have been, and may in the future be, placed on products such as ours by foreign governments, especially China, have raised, and could further raise, amounts paid for some or all of our products, which may result in the loss of customers and our business, and our financial condition and results of operations may be harmed. Further tariffs may be imposed that could cover imports of components and materials used in our products, or our business may be adversely impacted by retaliatory trade measures taken by China or other countries, including restricted access to components or materials used in our products or increased amounts that must be paid for our products, which could materially harm our business, financial condition and results of operations. Further, the continued threats of tariffs, trade restrictions and trade barriers could have a generally disruptive impact on the global economy and therefore, negatively impact our sales. Given the relatively fluid regulatory environment in China and uncertainty how foreign governments will act with respect to tariffs, international trade agreements, restrictions and policies, there could be additional tax or other regulatory changes in the future. Any such changes could directly and adversely impact our financial results and results of operations.

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

We currently have a library more than 5,000 protein biomarker targets, of which 1,100 are incorporated in the Target product line and all 3,000 are incorporated in Explore as of the fourth quarter 2022. We plan to grow our library as far as determined from a commercial and scientific perspective over time. We continue to plan to make our Explore line widely available as distributed kit products and to continue the roll out of our own qPCR readout platform, Olink Signature Q100. In addition, we plan to utilize our cloud platform, Olink Insight, and work together with KOLs and our customers to make proteomics big data easy, accessible and actionable, which in turn requires open access, transparent and high-quality protein biomarker data. We also plan to invest in our sales and marketing infrastructure to grow our customer base and sell more products and services to existing customers. We expect to incur significant expenses to advance these development efforts, but they may not be successful. Even if we are ultimately successful in these efforts, our gross margins may suffer as we invest in advance of potential revenue growth.

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

We believe that our existing cash at bank and in hand as of December 31, 2022, together with our cash generated from commercial sales, will enable us to fund our operating expenses and capital expenditure requirements for at least the next 12 months. However, we may need to raise substantial additional capital to:

•expand our sales and marketing efforts to further commercialize our products;

/15

•strategically acquire companies or technologies that may be complementary to our business;

•expand our research and development efforts to improve our existing products and develop and launch new products, particularly if any of our products are deemed by the FDA, EMA or other applicable regulatory authority to be medical devices or otherwise subject to additional regulation by the FDA, EMA or other applicable regulatory authority;

•seek premarket approval, de novo classification or 510(k) clearance from the FDA and comply with the new Medical Device Regulation 2017/745 and In Vitro Diagnostic Regulation 2017/746 in Europe for our existing products or new products if or when we decide to market products for use in the prevention, diagnosis or treatment of a disease or other condition (see “- Our products could become subject to government regulation and the regulatory approval and maintenance process for such products may be expensive, time-consuming and uncertain in both timing and outcome” for further information about the FDA, EMA and other regulatory approvals that we may be required to seek and obtain in that circumstance);

•hire additional personnel;

•enter into collaboration arrangements, if any, or in-license other products and technologies;

•add operational, financial and management information systems; and

•pay for increased costs as a result of operating as a public company.

Our future funding requirements will depend on many factors, including:

•market acceptance of new products, including our recently launched Explore product line and our future products;

•the cost and timing of establishing additional sales, marketing and distribution capabilities;

•the cost of our research and development activities;

•our ability to enter into collaborations in the future, and the success of any such collaborations;

•the cost and timing of potential regulatory clearances, authorizations or approvals that may be required in the future for our products; and

•the effect of competing technological and market developments.

We cannot assure you that we will be able to obtain additional financing for investment for growth on acceptable terms, or at all. Our ability to raise additional funds will depend on financial, economic and market conditions and other factors, over which we may have no or limited control. Market volatility resulting from increased inflation and interest rates or other factors could also adversely impact our ability to access capital as necessary. If we raise additional funds by issuing equity or equity-linked securities, our shareholders and future holders of the ADSs may experience dilution. Future debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt. Any debt or equity financing may contain terms that are not favorable to us, our shareholders or future holders of the ADSs. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish some rights to our technologies or our products or grant licenses on terms that are not favorable to us. If we do not have, or are not able to obtain, sufficient funds, we may have to delay development or commercialization of new products. We also may have to reduce marketing, customer support or other resources devoted to our products or cease operations. Any of these factors could have a material adverse effect on our financial condition, operating results and business.

Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties, could adversely affect the Company’s current and projected business operations and its financial condition and results of operations.

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank (“SVB”) was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit

/16

Insurance Corporation (“FDIC”) as receiver. Similarly, on March 12, 2023, Signature Bank and Silvergate Capital Corp. were each swept into receivership. Although a statement by the Department of the Treasury, the Federal Reserve and the FDIC indicated that all depositors of SVB would have access to all of their money after only one business day of closure, including funds held in uninsured deposit accounts, borrowers under credit agreements, letters of credit and certain other financial instruments with SVB, Signature Bank or any other financial institution that is placed into receivership by the FDIC may be unable to access undrawn amounts thereunder. Although we are not a borrower or party to any such instruments with SVB, Signature or any other financial institution currently in receivership, if any financial institution with whom we bank or borrow money were to be placed into receivership, we may be unable to access such funds. In addition, if any of our customers, suppliers or other parties with whom we conduct business are unable to access funds from a financial institution placed into receivership, such parties’ ability to pay or perform their obligations or to enter into new commercial arrangements requiring additional payments to us could be adversely affected.

Although the U.S. Department of Treasury, FDIC and Federal Reserve Board have announced a program to provide up to $25 billion of loans to financial institutions to mitigate the risk of potential losses on the sale of certain lower interest government financial instruments, widespread demands for customer withdrawals or other liquidity needs may exceed the capacity of such program. Additionally, there is no guarantee that the U.S. Department of Treasury, FDIC and Federal Reserve Board will provide access to uninsured funds in the future in the event of the closure of other banks or financial institutions, or that they would do so in a timely fashion.

The results of events or concerns that involve one or more of these factors could include a variety of material and adverse impacts on our current and projected business operations and our financial condition and results of operations. These could include, but may not be limited to, the following:

1.Delayed access to deposits or other financial assets or the uninsured loss of deposits or other financial assets;
2.Delayed or lost access to, or reductions in borrowings available under revolving existing credit facilities or other working capital sources and/or delays, inability or reductions in the company’s ability to refund, roll over or extend the maturity of, or enter into new credit facilities or other working capital resources;
3.Potential or actual breach of contractual obligations that require the Company to maintain letters of credit or other credit support arrangements;
4.Potential or actual breach of financial covenants in our credit agreements or credit arrangements;
5.Potential or actual cross-defaults in other credit agreements, credit arrangements or operating or financing agreements; or
6.Termination of cash management arrangements and/or delays in accessing or actual loss of funds subject to cash management arrangements.
7.Our inability to finance future business or growth opportunities.

In addition, investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. Any decline in available funding or access to our cash and liquidity resources could, among other risks, adversely impact our ability to meet our operating expenses, financial obligations or fulfill our other obligations, result in breaches of our financial and/or contractual obligations or result in violations of federal or state wage and hour laws. Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors not described above, could have material adverse impacts on our liquidity and our current and/or projected business operations and financial condition and results of operations.

In addition, any further deterioration in the macroeconomic economy or financial services industry could lead to losses or defaults by our customers or suppliers, which in turn, could have a material adverse effect on our current and/or projected business operations and results of operations and financial condition. For example, a customer may fail to make payments when due, default under their agreements with us, become insolvent or declare bankruptcy, or a supplier may determine that it will no longer deal with us as a customer. In addition, a customer or supplier could be adversely affected by any of the liquidity or other risks that are described above as factors that could result in material adverse impacts on the Company, including but not limited to delayed access or loss of access to uninsured deposits or loss of the ability to draw on existing credit facilities involving a troubled or failed financial institution. Any customer or supplier bankruptcy or insolvency, or the failure of any customer to make payments when due, or any breach or default by a customer or supplier, or the loss of any significant supplier relationships, could result in material losses to the Company and may have a material adverse impact on our business.

/17

We have incurred net losses, from time to time since we were formed, and we may incur losses in the future.

We recorded revenue of $139.8 million and $95.0 million; and recognized net losses of $12.9 million and $38.3 million during the year ended December 31, 2022, and December 31, 2021, respectively. We might continue to incur losses in the future as we plan to invest significant additional funds toward expansion of our commercial organization and the development of our technology. In addition, as a public company, we will incur significant legal, accounting, and other expenses that we did not incur as a private company. These increased expenses will make it harder for us to sustain future profitability. We may incur losses in the future for a number of reasons, many of which are beyond our control, including the other risks described in this “Risk Factors” section, the market acceptance of our new products, future product development and our market penetration and margins. Our failure to become profitable would depress the value of our common shares and ADSs and could impair our ability to raise capital, expand our business, maintain our research and development efforts or continue our operations. A decline in the value of our common shares or ADSs could also cause you to lose all or part of your investment.

/18

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

Our quarterly and annual operating results have fluctuated significantly, which makes it difficult for us to predict our future operating results. These fluctuations have occurred and may occur due to a variety of factors, many of which are outside of our control, including, but not limited to:

•our dependence on single source and sole source suppliers for some of the components and materials used in our products;

•production problems and quality issues with the materials we purchase for manufacturing, which could impact our ability to manufacture and ship our products and related components;

•the level of demand for our products, which may vary significantly and result in excess capacity expenses, and our ability to increase penetration in our existing markets and expand into new markets;

•the timing and cost of, and level of investment in, research and development and commercialization activities relating to our products, which may change from time to time;

•the volume and mix of our product and services sales or changes in the manufacturing or sales costs related to our products and services;

•the success of our recently introduced products, including our Explore, Target, Focus and Insight product lines, and the introduction of our own qPCR readout platform, Olink Signature Q100, or others in our industry;

•reductions in capacity or shutdowns of laboratories and other institutions as well as other impacts stemming from the COVID-19 pandemic that may continue to linger, including reduced or delayed spending on products and services as a result of such shutdowns and delays before re-opened laboratories and institutions resume previous levels of research activities that require new purchases of our products and services;

•disruptions in customers’ ongoing experiments or interruptions in the ability of our customers to complete research projects as a result of lingering impacts of the COVID-19 pandemic;

•the timing and amount of expenditures that we may incur to acquire, develop or commercialize additional products and technologies or for other purposes, such as the expansion of our facilities;

•changes in governmental funding of life sciences research and development or changes that impact budgets, budget cycles or seasonal spending patterns of our customers;

/19

•increased inflation and interest rates;

•future accounting pronouncements or changes in our accounting policies;

•the outcome of any future litigation or governmental investigations involving us, our industry or both;

•difficulties encountered in delivering our products and services, whether as a result of external factors such as weather or internal issues such as labor disputes;

•general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors;

•higher than anticipated warranty costs;

•customers accelerating, canceling, reducing or delaying orders as a result of developments related to litigation;

•the impacts of infectious disease, epidemics, pandemics and outbreaks, including the effects of the COVID-19 pandemic, on our business operations and on the business operations of our customers, manufacturers and suppliers;

•seasonality of customer demand throughout the calendar year;

•the risks of recession; and

•the other factors described in this “Risk Factors” section.

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

/20

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

The sales cycle for our products is lengthy and variable because each sale generally represents a major capital expenditure and generally requires the approval of our customers’ senior management. This may contribute to substantial fluctuations in our quarterly or annual operating results, particularly during the periods in which our sales volume is low. Factors that may cause fluctuations in our quarterly or operating results include, without limitation, market acceptance for our new products; our ability to attract new customers; publications of studies by us, competitors or third parties; the timing and success of new product introductions by us or our competitors or other changes in the competitive dynamics of our industry, such as consolidation; the amount and timing of our costs and expenses; changes in our pricing policies or those of our competitors; general economic, industry and market conditions; the effects of seasonality; the regulatory environment; expenses associated with warranty costs or unforeseen product quality issues; the hiring, training and retention of key employees, including our ability to grow our sales organization; litigation or other claims against us for intellectual property infringement or otherwise; our ability to obtain additional financing as necessary; changes or trends in new technologies and industry standards; and the impact of COVID-19. Because of these fluctuations, it is likely that in some future quarters our operating results will fall below the expectations of securities analysts or investors. If that happens, the market price of the ADSs would likely decrease. Such fluctuations also mean that investors may not be able to rely on our operating results in any particular period as an indication of future performance. Sales to existing customers and the establishment of a business relationship with other potential customers is a lengthy process, generally taking several months and sometimes longer. Following the establishment of the relationship, the negotiation of purchase terms can be time-consuming, and a potential customer may require an extended evaluation and testing period. In anticipation of product orders, we may incur substantial costs before the sales cycle is complete and before we receive any customer payments. As a result, in the event that a sale is not completed or is canceled or delayed, we may have incurred substantial expenses, making it more difficult for us to become profitable or otherwise negatively impacting our financial results. Furthermore, because of our lengthy sales cycle, the realization of revenue from our selling efforts may be substantially delayed, our ability to forecast our future revenue may be more limited and our revenue may fluctuate significantly from quarter to quarter.

We may incur impairment charges on our goodwill and intangible assets which could adversely impact our financial results.

Goodwill and certain other intangible assets with indefinite lives are tested for impairment annually, or upon the identification of any impairment indicators. As of December 31, 2022, goodwill and other intangible assets with indefinite lives represented approximately 35% of our total assets. In the future, if we determine that there has been impairment, our net profit or net loss for the relevant period would be reduced by the amount of the impairment, net of tax effects, if any.

We are exposed to risks related to currency exchange rates.

Due to the international scope of our operations, our assets, earnings and cash flows are affected by fluctuations in the exchange rates of several currencies, particularly the Swedish Kronor (SEK), the Japanese Yen (JPY), the Euro (EUR), the British Pound (GBP), and the Chinese Yuan (CNY). Currency risks arise when future commercial transactions or reported assets or liabilities are denominated in a currency other than our reporting currency, the USD. Exchange rate fluctuations between local currencies and the USD create risk in several ways, including the following:

•weakening of the USD may increase the USD cost of overseas research and development expenses and the cost of sourced product components outside the United States;

•the exchange rates on non-USD transactions and cash deposits can distort our financial results; and

/21

•the pricing and profit margins of our products may be affected by currency fluctuations.

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

Risks Related to Our Dependence on Third Parties

We are dependent on single source and sole source suppliers for some of the components and materials used in our products and the loss of any of these suppliers could harm our business. The ability of our suppliers to meet our needs and the needs of our customers could be reduced or eliminated by any lingering impacts of the COVID-19 pandemic.

In certain cases, we rely on single source suppliers for all of our requirements for some of our materials or components. In several cases, we do not have long term contracts with these suppliers, and even in the cases where we do, the contracts include significant qualifications that would make it extremely difficult for us to force the supplier to provide us with their services, materials or components should they choose not to do so or do not have the capacity to do so. We are therefore subject to the risk that these third-party suppliers will not be able or willing to continue to provide us with materials and components that meet our specifications, quality standards and delivery schedules. Factors that could impact our suppliers’ willingness and ability to continue to provide us with the required materials and components include disruption at or affecting our suppliers’ facilities, such as work stoppages or natural disasters, infectious disease, epidemics or pandemics, including COVID-19, outbreaks, adverse weather or other conditions that affect their supply, the financial condition of our suppliers, deterioration in our relationships with these suppliers or the decision by such suppliers to introduce products that compete directly with our solutions. In addition, we cannot be sure that we will be able to obtain these materials and components on satisfactory terms. Any increase in material and component costs or decrease in availability could reduce our sales and harm our gross margins. In addition, any loss of a material supplier may permanently cause a change in one or more of our products that may not be accepted by our customers or cause us to eliminate that product altogether.

/22

For example, we depend on a single-source supplier for antibodies used for some of our products. We also depend on single source suppliers, Standard BioTools and Illumina, for instrumentation used for our products and we do not have a long-term contract with Illumina. Lead times for some of these antibodies and instruments can be several months or more and could be exacerbated due to the COVID-19 pandemic. In the event that demand increases, a manufacturing ‘lot’ does not meet our specifications or we fail to forecast and place purchase orders sufficiently in advance, this could result in a material shortage. Some of the antibodies and both of the platforms are proprietary to these suppliers, thereby making second sourcing and development of a replacement difficult. Furthermore, these suppliers have intellectual property rights that could prevent us from sourcing such antibodies and instruments from other suppliers. These suppliers could choose to create products that directly compete with our products and end our current supplier-customer relationships. If antibodies or instruments become unavailable from our current suppliers and we are unable to find acceptable substitutes for these suppliers, we may be required to produce them internally or change our product designs.

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

While we have taken steps to mitigate supply chain and transportation infrastructure system issues which resulted from the COVID-19 pandemic, the continued impacts of the COVID-19 pandemic, including interruptions in or failures of the global supply chain and transportation infrastructure system, could cause certain of our suppliers to experience shortages in materials and components that we depend on such suppliers to provide, could result in price increases in the materials and components we source from suppliers or could reduce the ability of our suppliers to meet our needs or the needs of our customers. The residual impacts of the COVID-19 pandemic could cause certain of our suppliers to be unable to operate temporarily or go out of business permanently. The realization of any of these risks could prevent us from producing, selling or delivering our products, reduce our sales and harm our gross margins or permanently cause a change in one or more of our products that may not be accepted by our customers or cause us to eliminate that product altogether.

We rely on contract manufacturers for the development and manufacturing of our Olink Signature platform, which can create supply uncertainties.

We rely on contract manufacturers for the production of our Olink Signature platform and, if it proves difficult for contract manufacturers to scale up production of the platform, full-scale production may be delayed.

Our reliance on a third-party service provider for provision of our services in China could limit or prevent us from providing our services and impact our revenue.

We offer Analysis Service through a third-party service provider in China. The ability of our third-party service provider to provide our services has been impacted by the COVID-19 pandemic and may be subject to future disruption. If this third- party service provider does not perform adequately, we may not realize long-term revenue growth in China.

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

/23

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

We rely on patent protection as well as trademark, copyright, trade secret and other intellectual property rights protection and contractual restrictions to protect our proprietary technologies, all of which provide limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. As of December 31, 2022, worldwide we owned or in-licensed 42 issued or allowed patents across nine patent families (of which 22 patents are national validations of granted European patents, corresponding to six granted European patents each validated in three or four European countries) and 21 pending patent applications across four patent families (of which one application is still in the priority year). Although we keep other aspects of our proprietary technologies as trade secrets, we cannot assure investors that we will keep our competitive advantage against third parties after the expiration of these patent families. We continue to file new patent applications to attempt to obtain further legal protection of the full range of our technologies. If we fail to protect our intellectual property, third parties may be able to compete more effectively against us and we may incur substantial litigation costs in our attempts to recover or restrict the use of our intellectual property.

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

/24

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

The laws of some countries do not protect intellectual property rights to the same extent as the laws of the United States and many companies have encountered significant problems in protecting and defending such rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biotechnology, which could make it difficult for us to stop the infringement of our patents. The legal systems in certain countries may also favor state-sponsored or companies headquartered in particular jurisdictions over our first-in-time patents and other intellectual property protection. We are aware of incidents where such entities have stolen the intellectual property of domestic companies in order to create competing products and we believe we may face such circumstances ourselves in the future. In the USTR annual “Special 301” Report released in 2019, the adequacy and effectiveness of intellectual property protection in a number of foreign countries were analyzed. A number of countries in which both we and our distributors operate are identified in the report as being on the Priority Watch List. In China, for instance, the USTR noted a range of IP-related concerns, including a need to “strengthen IP protection and enforcement, including as to trade secret theft, online piracy and counterfeiting, the high- volume manufacture and export of counterfeit goods, and impediments to pharmaceutical innovation.” The absence of harmonized intellectual property protection laws and effective enforcement makes it difficult to ensure consistent respect for patent, trade secret, and other intellectual property rights on a worldwide basis. As a result, it is possible that we will not be able to enforce our rights against third parties that misappropriate our proprietary technology in those countries.

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

/25

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

We have not yet registered certain of our trademarks in all of our potential markets, although we have registered the trademark PROSEEK in the European Union and China and the trademarks OLINK, OLINK and  in the European Union, United States, Canada, China, United Kingdom, Japan, Norway, Singapore and a number of other countries. As we apply to register our as yet unregistered trademarks in the United States and other countries, our applications may not be allowed for registration in a timely fashion or at all, and our registered trademarks may not be maintained or enforced. In addition, opposition or cancellation proceedings may be filed against our trademark applications and registrations, and our trademarks may not survive such proceedings. In certain countries outside of the United States, trademark registration is required to enforce trademark rights. If we do not secure registrations for our trademarks, we may encounter more difficulty in enforcing them against third parties than we otherwise would.

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

/26

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

/27

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

/28

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

/29

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

In the ordinary course of our business, we and our collaborators collect and store sensitive data, intellectual property and proprietary business information owned or controlled by ourselves or our customers, our collaborators, government entities and other parties. We manage and maintain our applications and data through a combination of on-site systems and cloud- based data centers. We utilize external security and infrastructure vendors to manage components of our data centers. We face a number of risks related to protecting this sensitive information, including loss-of-access risk, unauthorized access, use, disclosure or modification, and the risk of our inability to adequately monitor, audit and modify

/30

our respective control over our critical information. This risk extends to the data we entrust to the third-party vendors and subcontractors that help us manage this sensitive data or otherwise process it on our behalf.

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

We will continue to expand our workforce and commercial infrastructure to support anticipated growth and scaling up in demand for our products and services. If we are unable to support fluctuations in the demand for our products and services, including ensuring that we have adequate capacity to meet increased demand, our business could suffer. As of December 31, 2022, we had 582 full-time employees and we will continue to invest and expand our organization as needed to support our growth potential and strategy. We also may expand the scope of our operations as we continue to develop our products and services. As we and our collaborators commercialize additional products and services, we may need to incorporate new equipment, implement new technology systems and laboratory processes and hire new personnel with different qualifications. Failure to manage this growth or transition could result in turnaround time delays, higher service costs, declining service quality, deteriorating customer service and slower responses to competitive challenges. A failure in any one of these areas could make it difficult for us to meet market expectations for our products and services and could damage our reputation and the prospects for our business. Furthermore, the decline in the supply of labor as a result of the impacts of COVID-19 pandemic as well as the current surge in demand for labor and rising labor wages have created labor shortages and higher labor costs. These factors may increase our costs and negatively impact our ability to attract and retain qualified employees.

To manage our continued expansion, we must continue to implement and improve our managerial, operational and financial systems, continue to expand our facilities (including our corporate headquarters in Uppsala, Sweden and our Analysis Service labs in Waltham, Massachusetts and Uppsala, Sweden) and continue to recruit and train additional qualified personnel. Also, our management team may need to divert a disproportionate amount of its attention away from its day-to- day activities and devote a substantial amount of time to managing these development activities. This may result in weaknesses in our infrastructure, operational mistakes, slower development of our products and services, missed or delayed milestone achievement, significant cost overruns, loss of business opportunities, loss of employees, inability to execute on hiring plans and reduced productivity among remaining employees.

/31

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

Our current customer base is primarily composed of academic and governmental research institutions, as well as biopharmaceutical and contract research organizations (CROs). Our success will depend upon our ability to respond to the evolving needs of and increase our market share among existing customers and add new customers. Identifying, engaging and marketing to customers requires substantial time, expertise and expense and involves a number of risks, including:

•our ability to attract, retain and manage the sales, marketing and service personnel necessary to increase our customer base and broaden market acceptance for our PEA technology platform and existing product lines;

•the time and cost of maintaining and growing a specialized sales, marketing and service infrastructure; and

•our sales force, marketing and service organization may be unable to successfully execute on our commercial strategy.

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

We do not maintain key person life insurance or fixed term employment contracts with any of our employees. As a result, employees, except as prohibited by non-competition provisions or applicable law or regulation, could leave our company with little or no prior notice and would be free to work for a competitor. Because of the complex and technical nature of our products and the dynamic market in which we compete, any failure to attract, train, retain and motivate qualified personnel could materially harm our operating results and growth prospects. Additionally, while we are committed to maintaining a

/32

safe workplace, the health and safety of our personnel may continue to be impacted by COVID-19 and our operating results and growth prospects could be materially harmed as a result.

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

The GDPR also imposes strict rules on the transfer of personal data outside of the EEA to countries that do not ensure an adequate level of protection, like the United States (so-called “third countries”). These transfers are prohibited unless an appropriate safeguard specified by the GDPR is implemented, such as the Standard Contractual Clauses (SCCs) approved by the European Commission, or a derogation applies. The Court of Justice of the European Union (CJEU) confirmed in its judgment in the "Schrems II" case (Case C‑311/18) in July 2020 that the SCCs remain a valid mechanism for transfers of personal data to third countries. However, the CJEU also ruled that transfers made pursuant to the SCCs and other alternative transfer mechanisms need to be analyzed on a case-by-case basis to ensure EU standards of data protection are met in the jurisdiction where the data importer is based, and there continue to be concerns about whether the SCCs and other mechanisms will face additional challenges. European regulators have issued recent guidance following the CJEU case that imposes significant new diligence requirements on transferring data outside the EEA, including under an approved transfer mechanism. This guidance requires an “essential equivalency” assessment of the laws of the destination country. If essentially equivalent protections are not available in the destination country, the exporting entity must then assess if supplemental measures can be put in place that, in combination with the chosen transfer mechanism, would address the

/33

deficiency in the laws and ensure that essentially equivalent protection can be given to the data. Complying with this guidance will be expensive and time consuming and may, in the worst case scenario, ultimately prevent us from transferring personal data outside the EEA, which would cause significant business disruption. Like many other businesses, until the legal uncertainties regarding how to legally continue transfers pursuant to the SCCs and other mechanisms are settled, we will continue to face uncertainty as to whether our efforts to comply with our obligations under the GDPR will be sufficient. This and other future developments regarding the flow of data across borders could increase the complexity of transferring personal data across borders in some markets and may lead to governmental enforcement actions, litigation, fines and penalties or adverse publicity, which could have an adverse effect on our reputation and business. That said, as far as transfers of personal data from the EU to the US are concerned, the EU and US are currently negotiating a new arrangement (known as the Transatlantic Data Privacy Framework) to replace the previous EU-US Privacy Shield framework which was invalidated in the "Schrems II" case, which is intended to facilitate transfers of personal data from the EU to the US. Although the new Transatlantic Data Privacy Framework has not yet been formally approved (and is therefore not in force yet), the approval process is currently underway, and the European Commission has indicated that it hopes to complete the formal approval process by summer 2023.

Failure to comply with the requirements of the GDPR and the related national data protection laws of the European Union Member States and Norway, Iceland and Liechtenstein may result in fines up to €20 million or 4% of a company’s global annual revenues for the preceding financial year, whichever is higher. The authorities have shown a willingness to impose significant fines and issue orders preventing the processing of personal data on non-compliant businesses. Moreover, the GDPR grants data subjects the right to claim material and non-material damages resulting from infringement of the GDPR and introduces the right for non-profit organizations to bring claims on behalf of data subjects. Given the breadth and depth of changes in data protection obligations, maintaining compliance with the GDPR requires significant time, resources and expense, and we may be required to put in place additional controls and processes ensuring compliance as the regulatory landscape continues to evolve. This may be onerous and adversely affect our business, financial condition and results of operations. As noted above, the legality of transfers of personal data to the United States is a subject of particular uncertainty and we expect increased enforcement activity from the supervisory authorities with respect to such transfers.

Further, the United Kingdom’s vote in favor of exiting the European Union, often referred to as Brexit, and ongoing developments in the United Kingdom have created some uncertainty with regard to data protection regulation in the United Kingdom. Following the United Kingdom’s withdrawal from the European Union on January 31, 2020, pursuant to the transitional arrangements agreed to between the United Kingdom and European Union, the GDPR continued to have effect in United Kingdom law and continued to do so until December 31, 2020, as if the United Kingdom remained a Member State of the European Union for such purposes. Following December 31, 2020, and the expiry of those transitional arrangements, the data protection obligations of the GDPR continue to apply to United Kingdom-related processing of personal data in substantially unvaried form under the so-called “UK GDPR” (i.e., the GDPR as it continues to form part of law in the United Kingdom by virtue of section 3 of the European Union (Withdrawal) Act 2018, as amended (including by the various Data Protection, Privacy and Electronic Communications (Amendments etc.) (EU Exit) Regulations)). However, going forward, there will be increasing scope for divergence in application, interpretation and enforcement of data protection law as between the United Kingdom and EEA. The government in the United Kingdom has in fact recently proposed a new data protection law (the Data Protection and Digital Information Bill, or "DPDI Bill"); the DPDI Bill is currently some way from being finalized but would, if adopted, make various changes to the existing data protection framework in the United Kingdom, although many aspects of the current data protection regime are likely tol remain substantially similar.

Furthermore, the relationship between the United Kingdom and the EEA in relation to certain aspects of data protection law remains somewhat uncertain. For example, with respect to transfers of personal data from the EEA to the United Kingdom, the United Kingdom received an adequacy decision from the EU Commission on 28 June 2021 confirming that, for the time being, the United Kingdom is considered to provide a level of protection for personal data equivalent to that which exists within the EU. This means that, for the moment, transfers of personal data from the EEA to the United Kingdom may continue without any need for additional safeguards (such as EU standard contractual clauses). Importantly, the current adequacy decision for the United Kingdom contains a "sunset clause" which means that it will expire on 27 June 2025, unless the EU Commission decides to renew it at that stage. The current adequacy decision also contains various ongoing monitoring mechanisms, which allow the EU Commission to keep the position under review in the event that there are any future changes to data protection law in the United Kingdom which materially reduce the level of protection provided for personal data. For the time being, however, transfers of personal data from the EEA to the United Kingdom can continue on the basis of the current adequacy decision for the United Kingdom, and no additional safeguards are required. The United Kingdom has also similarly recognized the EEA states as adequate for the purposes of the UK GDPR (under "adequacy regulations", which are the United Kingdom's equivalent of EU adequacy decisions

/34

under the GDPR), meaning that personal data can currently be transferred from the United Kingdom to the EEA without any need for UK standard contractual clauses or other safeguards.

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

As a company incorporated and based in Sweden, our business is subject to risks associated with conducting business in Sweden, the United States and internationally. Accordingly, our future results could be harmed by a variety of factors, including:

•economic weakness, including inflation, or political instability;

•differing regulatory requirements for product candidate approvals;

•differing jurisdictions could present different issues for securing, maintaining or obtaining freedom to operate in such jurisdictions;

•potentially reduced protection for intellectual property rights;

•difficulties in compliance with different, complex and changing laws, regulations and court systems of multiple jurisdictions and compliance with a wide variety of foreign laws, treaties and regulations;

•changes in non-U.S. regulations and customs, tariffs and trade barriers;

•changes in non-U.S. currency exchange rates of the SEK, GBP, JPY, CNY and EUR and currency controls;

•changes in a specific country’s or region’s political or economic environment, including the implications of the United Kingdom’s withdrawal from the European Union, recent developments in China and the effects of recent increases in inflation and interest rates worldwide;

•trade protection measures, import or export licensing requirements or other restrictive actions by governments;

•differing reimbursement regimes and price controls in certain international markets;

•negative consequences from changes in tax laws;

•compliance with tax, employment, immigration and labor laws for employees living or traveling abroad, including, for example, the variable tax treatment in different jurisdictions of share options granted under a current or future equity incentive plan;

•workforce uncertainty in countries where labor unrest is more common than in the United States;

•difficulties associated with staffing and managing international operations, including differing labor relations;

•an outbreak of a contagious disease, such as coronavirus, which may cause us or our distributors, third party vendors and manufacturers and/or customers to temporarily suspend our or their respective operations in the affected city or country;

•production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

/35

•business interruptions resulting from geo-political actions, including war, such as the ongoing military conflict between Russia and Ukraine, and terrorism, or natural disasters including earthquakes, typhoons, floods and fires.

The United Kingdom’s withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business, which could reduce the price of our common shares and ADSs.

Following the result of a referendum in 2016, the United Kingdom left the European Union on January 31, 2020, commonly referred to as “Brexit.” Pursuant to the formal withdrawal arrangements agreed between the United Kingdom and the European Union, the United Kingdom was subject to a transition period until December 31, 2021 (Transition Period), during which European Union rules continued to apply, while the future relationship between the United Kingdom and European Union was formally negotiated. The United Kingdom and the European Union have signed a EU-UK Trade and Cooperation Agreement, which became provisionally applicable on January 1, 2021 and became formally applicable on May 1, 2021 upon ratification by both the United Kingdom and the European Union. This agreement provides details on how some aspects of the UK and EU’s relationship will operate going forward; however there are still many uncertainties. The long- term effects of Brexit will depend in part on how the EU-UK Trade and Cooperation Agreement, and any future agreements signed by the United Kingdom and the European Union, take effect in practice. Such a withdrawal from the European Union is unprecedented, and it is unclear how the restrictions on the United Kingdom’s access to the European single market for goods, capital, services and labor within the European Union and the wider commercial, legal and regulatory environment, could impact our current and future operations and clinical activities in the United Kingdom.

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

If our laboratory facilities become damaged or inoperable or we are required to vacate or unable to access our existing facilities, our ability to conduct our laboratory processes and analysis and pursue our research and development efforts may be jeopardized.

We operate laboratory facilities located in Waltham, Massachusetts; Uppsala, Sweden; Umeå, Sweden; and through a third-party service provider in China. Our facilities and equipment could be harmed or rendered inoperable by natural or man-made disasters, including war, fire, earthquake, power loss, communications failure or terrorism, which may render it difficult or impossible for us to operate our platform for some period of time. The inability to perform our laboratory processes or to reduce the backlog that could develop if our facilities are inoperable, for even a short period of time, may result in the loss of customers or harm to our reputation, and we may be unable to regain those customers or repair our reputation in the future.

Furthermore, our facilities and the equipment we use to perform our research and development work could be unavailable inaccessible, or costly and time-consuming to repair or replace, which may increase backlog. It would be difficult, time-consuming and expensive to rebuild our facilities, to locate and qualify new facilities or license or transfer our proprietary technologies to a third party, particularly in light of licensure and accreditation requirements. Even in the unlikely event we are able to find a third party with such qualifications to enable us to conduct our laboratory processes, we may be unable to negotiate commercially reasonable terms.

We carry insurance for damage to our property and the disruption of our business, but this insurance may not cover all of the risks associated with damage or disruption to our business, may not provide coverage in amounts sufficient to cover our potential losses and may not continue to be available to us on acceptable terms, if at all.

/36

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because life sciences companies have experienced significant securities price volatility in recent years, with 2021 and portions of 2022 marking a period of extended share price volatility and decline. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business. Any such negative outcome could result in payments of substantial damages or fines, damage to our reputation or adverse changes to our business practices. Defending against litigation is costly and time- consuming, and could divert our management’s attention and our resources. Furthermore, during the course of litigation, there could be negative public announcements of the results of hearings, motions or other interim proceedings or developments, which could have a negative effect on the market price of the ADSs.

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

The identified material weaknesses and remediation plans are further described in PART II, Item 15. CONTROLS AND PROCEDURES.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. If we fail to develop or maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results, prevent fraud or meet our reporting obligations. We have opted to rely on the exemption provided for emerging growth companies, to not include an attestation report on internal control over financial reporting by the independent registered public accounting firm and consequently will not be required to provide such report until such time as we are no longer an emerging growth company. As a result, investor confidence and the market price of our shares and our ADSs may be materially and adversely affected.

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

/37

ADSs representing the common shares issued and available for future issuance under our Amended and Restated 2021 Incentive Award Plan will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock- up agreements and Rule 144 and Rule 701 under the Securities Act of 1933, as amended, or the Securities Act. If these additional ADSs are sold, or if it is perceived that they will be sold in the public market, the trading price of the ADSs could decline.

We expect that the price of the ADSs may fluctuate significantly and an active trading market for our common shares or ADSs may not be sustained.

The market price of the ADSs is likely to be volatile and could be subject to wide fluctuations in response to many risk factors listed in this section, and others beyond our control, including:

•actual or anticipated fluctuations in our financial condition and operating results;

•announcements by us, our partners or our competitors of new products, significant contracts, strategic partnerships, joint ventures, collaborations, commercial relationships or capital commitments;

•competition from existing products or new products that may emerge;

•failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;

•issuance of new or updated research or reports by securities analysts or recommendations for our common shares;

•securities or industry analysts ceasing coverage of us, or publishing inaccurate or unfavorable research about our business;

•adverse regulatory announcements;

•disputes or other developments related to proprietary rights, including patents, litigation matters, and our ability to obtain patent protection for our technologies;

•commencement of, or our involvement in, litigation;

•fluctuations in the valuation of companies perceived by investors to be comparable to us;

•market conditions in our markets;

•manufacturing disputes or delays;

•any change to the composition of the board of directors or key personnel;

•expiration of contractual lock-up agreements with our executive officers and directors and shareholders;

•general economic conditions and slow or negative growth of our markets;

•the changing and volatile United States and global environments, including as a result of the COVID-19 pandemic and the public perception of pandemic associated risks;

•share price and volume fluctuations attributable to inconsistent trading volume levels of the ADSs;

•sales of the ADSs by members of our senior management and directors or our shareholders or the anticipation that such sales may occur in the future;

•securities or industry analysts ceasing coverage of us, or publishing inaccurate or unfavorable research about our business;

•investors’ general perception of us and our business;

•announcement or expectation of additional debt or equity financing efforts; and

•other factors described in this section of the Annual Report, many of which are beyond our control.

/38

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

/39

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

/40

Because we are a “controlled company” within the meaning of Nasdaq listing standards, our shareholders may not have certain governance protections that are available to shareholders of companies that are not controlled companies, which could make the ADSs less attractive to some investors.

Under Nasdaq rules, a company in which more than 50% of the voting power for the election of directors of the company is held by an individual, a group or another company will qualify as a “controlled company”. As of December 31, 2022, Knilo InvestCo AB, which is owned by several funds controlled by Summa Equity AB, owned directly or indirectly 77,284,718 of our common shares, which represents approximately 62% of our common shares outstanding. As a result, we are and will continue to be a “controlled company” under Nasdaq rules and will not be required to comply with certain Nasdaq rules that would otherwise require it to have: (i) a board of directors comprised of a majority of independent directors; (ii) compensation of its executive officers determined by a majority of the independent directors or a remuneration committee comprised solely of independent directors; and (iii) director nominees selected, or recommended for the board’s selection, either by a majority of the independent directors or a nominating committee comprised solely of independent directors.

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

/41

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

In accordance with our Nasdaq listing, our audit committee is required to comply with the provisions of Section 301 of the Sarbanes-Oxley Act, and Rule 10A-3 of the Exchange Act. Because we are a foreign private issuer, however, our audit committee is not subject to additional Nasdaq requirements applicable to listed United States companies, including an affirmative determination that all members of the audit committee are “independent” under the Nasdaq definition of independence. Furthermore, Nasdaq’s corporate governance rules require listed United States companies to, among other things, seek shareholder approval for the implementation of certain equity compensation plans and issuances of common shares, which we are not required to follow as a foreign private issuer. Therefore, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to United States domestic issuers.

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

Under the U.S. Internal Revenue Code of 1986, as amended, we will be a “passive foreign investment company” for United States federal income tax purposes, or a PFIC, for any taxable year in which (1) 75% or more of our gross income consists of passive income or (2) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, passive income. If we are a PFIC for any taxable year during which a U.S. Holder (as defined below in "Item 10. Additional Information - E. Taxation - Material U.S. Federal U.S. Federal Income Tax Considerations for U.S. Holders”) holds our common shares or ADSs, the U.S. Holder may be subject to adverse tax consequences regardless of whether we continue to qualify as a PFIC, including ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred and additional reporting requirements.

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

/42

Our income for a taxable year will be affected by whether we receive certain milestone payments in such year, and whether certain gains from foreign currency exchanges are treated as qualifying income for purposes of the PFIC income test. Based upon the value of our assets and the composition of our income and assets, we do not believe we were a PFIC for the taxable year ended December 31, 2022 and, based on the current and expected composition of our income and assets and the value of our assets, we do not expect to be a PFIC for our current taxable year. However, no assurances regarding our PFIC status can be provided for the current taxable year or any past or future taxable years. For further discussion of the U.S. federal income tax consequences in the event we are classified as a PFIC, see "Item 10. Additional Information - Taxation - Material U.S. Federal Income Tax Considerations for U.S. Holders - PFIC Rules.”

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

We are incorporated under Swedish law. Certain members of our board of directors and senior management are non- residents of the United States, and a substantial portion of our assets and the assets of such persons are located outside the United States. As a result, it may not be possible to serve process on such persons or us in the United States or to enforce judgments obtained in United States courts against them or us based on civil liability provisions of the securities laws of the United States. As a result, it may not be possible for investors to effect service of process within the United

/43

States upon such persons or to enforce judgments obtained in United States courts against them or us, including judgments predicated upon the civil liability provisions of the United States federal securities laws.

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

We are exposed to the risk that our employees, independent contractors, vendors and consultants may engage in fraudulent conduct or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to us that violate the regulations of the FDA, EMA and comparable foreign regulatory authorities, including those laws requiring the reporting of true, complete and accurate information to such authorities. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. We have adopted a Code of Conduct applicable to all of our employees, but it is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. Additionally, we are subject to the risk that a person could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not

/44

successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, imprisonment, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non- compliance with these laws, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could adversely affect our ability to operate our business, financial condition and results of operations.

We or our third parties upon whom we depend may be adversely affected by natural or man-made disasters or other business interruptions, and our business continuity and disaster recovery plans, or those of our collaborators, may not adequately protect us from the effects of a serious disaster.

Natural and man-made disasters and other events beyond our control, including events directly or indirectly resulting from climate change, could severely disrupt our operations, or those of third parties upon whom we depend, and have a material adverse impact on our business, results of operations, financial condition and prospects. If a natural disaster, power outage, or other event occurred that prevented us from using all or a significant portion of our headquarters, damaged critical infrastructure, such as our laboratory facilities or those of our collaborators, limited our or our collaborators’ ability to access or use our respective digital information systems or that otherwise disrupted our respective operations, it may be difficult or, in certain cases, impossible for us or our collaborators to continue our respective businesses for a substantial period of time. The disaster recovery and business continuity plans we and our collaborators currently have in place are limited and are unlikely to prove adequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our respective disaster recovery and business continuity plans, which could have a material adverse impact on our business.

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

/45

ITEM 4. INFORMATION ON THE COMPANY

A.History and Development of the Company

We were founded as a private limited company under the laws of Sweden on December 13, 2018 under the name Goldcup 18086 AB and registered with the Swedish Companies Registration Office on January 4, 2019. Knilo HoldCo AB’s operations (including subsidiaries; together the Companies or the Group) include development, production, marketing and sales of biotechnological products and services and related operations. Knilo HoldCo AB was incorporated on January 4, 2019. The Group was formed on March 7, 2019 when Knilo HoldCo AB acquired Olink OldCo AB (f/k/a Olink Proteomics Holding AB) through the subsidiary Olink Finance AB (the Olink Acquisition). The legal status of Knilo HoldCo AB was changed under Swedish law from a private limited company to a public limited company and the name was changed to Olink Holding AB (publ), which was registered with the Swedish Companies Registration Office on January 27, 2021.

We have eleven wholly owned subsidiaries - Olink Finance AB (f/k/a Knilo BidCo AB; Goldcup 18087 AB), a private limited company formed under the laws of Sweden in 2018, Olink Proteomics Holding AB, a private limited company formed under the laws of Sweden in 2016, Olink Proteomics AB, a private limited company formed under the laws of Sweden in 2015, Agrisera Aktiebolag, a private limited company formed under the laws of Sweden in 1985, Olink KK, a company formed under the laws of Japan in 2019, Olink Biotech (Shanghai) Co., Ltd, a company formed under the laws of China in 2020, Olink Proteomics Inc., a Delaware corporation founded in 2015, Olink Proteomics Limited, a private company limited by shares formed under the laws of England and Wales in 2015, Olink Proteomics B.V., a private company formed under the laws of the Netherlands in 2016, Olink Proteomics GmbH, a limited liability company formed under the laws of Germany in 2018, and Olink Proteomics SAS a private company formed under the laws of France in 2022.

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

B.Business Overview

Our purpose is to enable and accelerate the field of proteomics by providing a platform of products and services, developed with key opinion leaders (KOLs), that are deployed across major biopharmaceutical companies and leading clinical and academic institutions, to deepen the understanding of real-time human biology and drive 21st century healthcare through actionable and impactful science. Since our inception, we have served a customer base of more than 926 customer accounts in over 40 countries worldwide. We support three-quarters of the world’s largest 50 pharmaceutical companies by 2021 research and development spending, including 19 of the largest 20, and many leading academic institutions. Many of these customers have carefully vetted and validated our technology before adopting Olink as part of their drug development programs. Our platform has been significantly validated, as evidenced by use of our products in studies that have been published in more than 1,100 peer-reviewed publications. We support our customers in understanding real-time human biology through proteomics by providing clarity on mechanistic biology and pathways that drive disease; by identifying novel and causal drug targets, which guides candidate drug development; by revealing predictive biomarkers for drug response, disease risk and outcomes, which identifies which patients have the potential to benefit the most from new therapies and treatments; and by detecting and characterizing indicators of disease and health to manage patient wellness more proactively. Our products and services play a role in decoding the biology of almost all disease areas and are used most frequently in immunology, oncology, neurology, cardiovascular and metabolic diseases.

Our current offerings are based on our proprietary and patented Proximity Extension Assay (PEA) technology, which enables researchers to use one platform from discovery to clinical trials to diagnostic applications utilizing a significant, established infrastructure of labs and installed instrumentation. PEA comprises three product lines: Explore, Target, and Focus, including our Signature platform, each of which allows scientists to detect and quantify protein biomarker targets. Our library of protein biomarker targets is focused on circulating proteins with clinical utility, and we believe that it is among the world’s largest extensively validated protein libraries. To achieve a consistently high assay performance that does not compromise data quality of each protein biomarker target in our protein library, we have developed our own comprehensive validation framework with regulatory processes in mind, covering relevant, critical performance criteria such as specificity, sensitivity, dynamic range and precision. Our scalable high-throughput platform is differentiated from that of our competitors, as it is well-suited for a broad range of studies, from small to large scale, offering validated single-plex performance in a high-multiplex assay, designed to provide consistently high-quality data and address our customers’ needs across a broad range of applications. Hence, we believe the PEA platform is well positioned to support customers in the emerging high- throughput, high-plex proteomics use-cases and our customers utilize our platform for a variety of needs, from protein biomarker discovery in high-multiplex to clinical decision making. The first diagnostic protein signature

/46

for monitoring and disease progression in Multiple Sclerosis (MS) based on PEA is being made available by Octave Bioscience in the diagnostics market. Test access is being offered as a service through their Clinical Laboratory Improvement Amendments (CLIA) certified lab based on custom developed kit products delivered by Olink. While our revenues and growth have historically been driven by the research market, we expect diagnostic applications of our platform will drive significant long- term growth.

According to a Nature publication from 2015, only approximately 20% of patients responded well to the top 10 highest grossing prescription drugs, with as many as 80% of patients experiencing non-responsiveness to the drugs’ intended benefits. Further, only 13.8% of compounds used in clinical trials make it through the drug development process to market. One factor that contributes to this low efficacy is that drugs may inadvertently target a confounding factor due to clinicians’ insufficient understanding of the pathophysiology driving the disease. As a result, drug developers and/or clinicians fail to identify a truly causal biological process and the drug target responsible for causing the disease. Furthermore, clinicians often classify disease too broadly, overlooking sub-populations of patients with different disease endotypes that require different treatment.

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

Over the past decade, genomics has been at the forefront of 21st century healthcare. While progress has been made in the field of genomics, there is a large unmet need to add additional insights into the molecular phenotype, particularly with respect to the proteome and proteins, which are the direct drivers of all biological processes in the human body and dynamic, real-time differentiators between health and disease, including dynamics affected by lifestyle and environment. Because proteomics is vastly more complex than genomics, researchers rely on sophisticated technologies to deliver actionable insights to advance the field. Unfortunately, existing legacy technologies have a number of limitations, including lack of specificity, especially in high-multiplex assays, lack of sensitivity and precision; limited dynamic range (which is the ability to reliably and simultaneously measure a wide range of concentrations); high sample consumption requirement; lack of scalability; low throughput; data complexity; and high cost. We believe that PEA has overcome these challenges, both from a technical perspective and cost perspective, and has the potential to move proteomics into a new paradigm.

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

/47

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

We believe our proprietary and patented PEA technology has broad application in proteomics at large scale in high-multiplex discovery as well as in more targeted clinical trial and diagnostic applications. Compared to many other technologies, PEA can enable faster, better-informed decisions in human protein biomarker research by providing protein biomarker targets in high-multiplex with an assay performance that does not compromise on data quality. To achieve a consistently high assay performance for all biomarker targets in our library, our proprietary and comprehensive validation framework, which was developed with regulatory processes in mind, includes critical performance criteria such as specificity, sensitivity, dynamic range, scalability, lack of interference, reproducibility and precision. Most of our assay products require only 1 µL or less of sample volume, which is approximately 20 to 1,000 times less than the sample volume required by certain other proteomics technologies. This sample volume efficiency combined with our high-multiplexing capabilities is designed to provide high throughput at a reasonable cost, which is important for any platform used in large-scale proteomics where researchers are looking to analyze thousands of proteins in thousands of samples in the same study over weeks or months. Our customers have validated the utility and value of our technology and products, as evidenced by use of our products in studies that have been published in more than 1,100 peer-reviewed publications and by expanding usage of our products in clinical trials. Most importantly, our technology provides our customers with one platform they can use from protein biomarker discovery in high-multiplex to clinical decision making and diagnostics, with broad applicability across substantially all relevant biological sample types.

Our technology today incorporates a leading library of more than 5,000 highly validated protein biomarker targets of which our customers currently can access approximately 3,000 to detect and quantify in their samples. Our current library focuses on proteins detectable in plasma in order to provide clinically relevant, actionable and meaningful insights to our customers. By the end of 2022, we had a library of more than 5,000 biomarker targets, of which approximately 200 were incorporated into the Flex product library, 1,100 were incorporated into the Target product line and approximately 3,000 were incorporated into the Explore product line. We plan to grow the library as far as commercially and scientifically relevant over time. Accordingly, we believe that as we grow our library in size and depth, we would be able to provide a holistic and high-resolution view of the plasma proteome encompassing the most relevant biological processes and pathways in the human body. In fact, when overlaying our library with the Reactome, a comprehensive database of biological pathways, our 3,000 protein biomarker targets, available in Explore, offer a complete coverage of all major pathways, such as the immune system or metabolism. We also believe that our PEA technology’s ability to provide this holistic, broad and deep, real-time view of human biology with high data quality and throughput will allow us to further differentiate ourselves from established and emerging high-multiplex proteomics technologies. Based on our platform’s broad capabilities we expect to continue increasing the size our antibody library over time, and also plan to include protein biomarker targets in our library that are not typically detectable in plasma. Our library expansion process includes

/48

consultations with KOLs and our customers and a rigorous curation process undertaken by our data scientists, who apply machine learning methods to identify and select the most biologically impactful and clinically relevant biomarkers.

We believe we are the only company providing a holistic proteomic offering from broad protein biomarker discovery in high- multiplex through clinical decision making and diagnostics. We offer kit products in three products lines. Our Explore line with next generation sequencing (NGS) readout offers a fully automated process utilizing our complete library for large- scale studies with market-leading throughput. The Explore offering has the potential to enable researchers to complete the multi-omics perspective, by combining genomics, transcriptomics and proteomics, on the same underlying technology platform. Our Target line with quantitative polymerase chain reaction (qPCR) readout is optimized for targeted research and clinical development at a smaller scale using relative or absolute quantification. Our Focus offering of custom- developed kit products allows customers to define their protein profile of interest for clinical applications such as clinical trials or diagnostic products.

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

•Research. We estimate the research opportunity, our core market today, is $19 billion and define this opportunity as the addressable protein biomarker discovery research spend by biopharmaceutical companies and academia, consisting of a high-plex segment and low and mid-plex segment. The high-plex segment is expected to evolve through large-scale screening projects, including the emerging field of population proteomics where researchers build on the genomics research from the past decade by adding proteins. The research opportunity is defined as the estimated technology spend in the life science tools market for genomics and proteomics technologies that we can address with our existing and anticipated products. Each technology segment (such as multiplex immunoassays, mass spectrometry or NGS) has been segmented based on region, customer segment and use- case (i.e. the purpose for using the technology) before determining the share of spend addressable by us. In June 2020, we launched Olink Explore as a service through our Analysis Service labs utilizing NGS readout for PEA. Starting in early 2021, we made Explore available as NGS-based kit products to existing and new customers who are end-users of the estimated installed base, now estimated to more than 8,000 addressable Illumina systems. NGS is a technology platform that we expect will continue its high-growth trajectory, and we estimate that the installed base of addressable Illumina systems will grow to more than 10,000 by 2027, driven by Illumina's continued innovations and new competition entering the field, which are expected to drive down the cost of sequencing, and new NGS applications such as PEA. We believe that multi-omics will be an important growth driver of the NGS-market as a whole and our ability to enable multi-omics including proteins on NGS will represent an especially attractive growth opportunity for us. The low- and mid-plex segment consists of more targeted protein biomarker discovery research extending through all phases of clinical studies. In 2022, we continued to improve our product offering and platform. In Q4 2022 we launched the Olink Flex offering, to complement our Target products in our mid-plex product portfolio. Olink Flex offers our customers the possibility to mix and match up 21 proteins, out of a library of approximately 200 validated assays focusing on inflammatory protein biomarker targets, in absolute quantification. We estimate that the number of addressable proteomics labs will exceed 6,000 by 2027. The ability to leverage existing instrumentation and infrastructure removes significant barriers to customer adoption, which we believe will translate into more rapid market penetration.

•Diagnostics. We estimate the diagnostics opportunity is $16 billion and define this market as selected, relevant diagnostic applications for in vitro diagnostics (IVD) and laboratory developed tests (LDT). The diagnostics opportunity is defined as the end-market value of the clinical diagnostics biomarker markets, including LDTs, that we can address with our existing or anticipated products. The market was segmented by the biomarkers or methodologies applied in diagnostics by disease area (such as cardiovascular diseases or laboratory immunoassays) before determining the share of spend addressable by us. Our goal is to enable biopharmaceutical companies and IVD and LDT providers by providing access to high-quality multiplexed proteomics diagnostics products that can be applied in diagnostic settings. We estimate that there are approximately 43,000 hospitals in the OECD countries which we believe would benefit from such novel diagnostics solutions in the future. The first diagnostic protein signature for monitoring and disease progression in Multiple Sclerosis (MS) based on PEA is being made available by Octave Bioscience.

/49

•We have a successful history of developing molecular technologies based on commercializing pioneering academic research. We were founded in 2016, and in March 2019 we were acquired by Summa Equity AB, a Nordic private equity firm, which enabled the next step in our development. Since inception, more than 926 customer accounts in over 40 countries have utilized our products and services. A customer account is defined as one company (which is the case for the majority of our industry customers) or a department at a larger institution (which is often the case for larger universities where multiple customer accounts can exist). Further, since inception we have supported three-quarters of the world’s largest 50 pharmaceutical companies by 2021 research and development spending, including 19 of the largest 20 and many leading academic institutions. We consider the majority of more than 926 customer accounts to be reoccurring customers, as they buy in regular intervals, even if not annually, and as an example, revenues from our customers obtained in 2016 represent approximately 20% of our revenues for the year ended December 31, 2022 and have grown at an average annual growth rate of 28% as of December 31, 2022 and 24% as of December 31, 2021. From 2020 to 2022, the average revenues from new customers represented approximately 18% share of total revenues. As of December 31, 2022, we had 582 employees, including a recently increased commercial team of 208 individuals and an R&D team of approximately 70 individuals. The majority of our employees operate out of our Uppsala, Sweden headquarters. We also have secondary headquarters in Waltham, Massachusetts and a growing footprint across Singapore, China and Japan.

Figure 2. Evolution of Olink’s customer accounts served since inception.

Our customer-focused science and operational models have translated into robust performance, including growing our revenues to $139.8 million, 47.3% growth compared to the 2021 fiscal year; incurring a net loss of $12.9 million; and generating an adjusted EBITDA loss of $3.9 million for the year ended December 31, 2022. During 2021 and 2022, we increased our investment in human capital, which resulted in 219 new employees in 2021 and 229 new employees in 2022. We expect to continue to accelerate investment in human capital over the coming years.

/50

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

Our Competitive Strengths

Our historical and anticipated future growth are underpinned by a set of competitive strengths that we believe will not only allow us to accelerate the field of proteomics, but also to increasingly establish ourselves as the leading player in the emerging proteomics space. Our competitive strengths include:

•Our proprietary PEA technology enables industry leading assay performance in high- multiplex and high- throughput proteomics. Progress in proteomics has historically been hampered by the lack of technologies that can provide reliable and consistent assay performance in high-multiplex. Our proprietary methods of combining affinity-based detection of proteins with optimized methods for amplification and detection of nucleic acids is the reason why PEA can overcome these challenges. Our PEA technology succeeds where other technologies have failed as it enables high-multiplex, high-throughput and cost-efficient proteomics without compromising data quality. We believe PEA is the only technology combining high performance for each protein biomarker target across specificity, sensitivity, dynamic range, scalability, precision and interfering factors, all in high-multiplex, resulting in highly reproducible and actionable data. We believe this gives us a technological advantage in proteomics and a differentiation in the market that we will continue to build on in the future.

•We have an extensively validated and rapidly growing library of high-quality actionable protein biomarker targets. To date, we have developed a library of more than 5,000 protein biomarker targets, of which 3,000 are available in our Explore product, that we selected with input from KOLs and customers as well as published proteomics research. We focused initially on the most actionable and clinically relevant proteins accessible in the human plasma, which are thought to be associated with major disease areas. Our targets include low-abundant inflammation proteins, actively secreted proteins, organ-specific proteins leaked into circulation, drug targets (established and from ongoing clinical trials) and proteins detected in blood by mass spectrometry. Our platform incorporates robust analytical validation data that we publish on our website in an open-access format. We drive growth and optimization of our library through our internal antibody development capabilities. Our goal is to continue to invest heavily in scaling our library and we plan to increase the number of highly validated protein biomarker targets to grow as far as commercially and scientifically relevant over time.

•By design, our platform supports a customer from protein biomarker discovery research to diagnostic applications, all on one single underlying technology platform. Our platform is well-suited for small-to-large- scale protein biomarker studies, offering solutions for relevant applications from the largest screening projects to highly targeted, hypothesis-driven studies. Depending on the customer’s needs, we can offer validated single-plex performance in high multiplex for consistently high data quality regardless of the use-case. For large-scale and high-plex studies, we use the NGS readout, which provides an ideal solution for customers who wish to run high- throughput studies with large numbers of human serum or plasma samples against our complete library of proteins. For more targeted research and clinical applications, we use the qPCR readout, which provides a high-quality and flexible offering using one or several panels most relevant to the subject of study. Our flexibility and scalability allow us to offer our customers one technology platform through all phases of drug development and research, and across a wide range of biological sample types, with built-in consistency and reproducibility.

•We have long-standing and close-knit relationships with our significant and growing customer base and leading KOLs across relevant disease and applications areas. We have cultivated close-knit relationships that we believe are based on trust with our customers, as we have developed our products and solutions for, and in collaboration with, our customers. From leading research universities to top biopharmaceutical companies, our customers have rigorously vetted and validated our technology, and we believe the reliability and high quality of our offering has driven high customer engagement and loyalty. Many of the most prominent KOLs in proteomics are our supporters and promoters, as evidenced by use of our products in studies that have been published in more than 1,100 peer-reviewed publications and by expanding use in our customers’ clinical trials. Combined with the quality of our technology offering, our team of talented professionals provides world-class service and support, and are fully committed to helping our customers succeed.

•Our next-generation proteomics product, Explore, integrates with existing NGS workflows enabling accelerated adoption of the platform. We emphasize flexibility and usability across our platforms in order to drive accessibility and broad adoption. Our latest product, Explore, uses Illumina’s sequencing technology as a readout platform and has an installed base estimated to more than 8,000 systems to generate proteomic data. Whilst our technology is most commonly used on Illumina's systems today, we are agnostic in terms of NGS platform. By combining PEA with NGS, we hope to become the scaled proteomics enabler of multi-omic signatures that builds on genomics work from the past decade, while providing the research and clinical community with a seamless multi-omics solution to predict disease outcomes and drug response.

/51

•Our purpose-built readout platform, Olink Signature Q100, has the potential to make PEA more accessible to customers through thousands of existing proteomics labs. We initially began using an existing qPCR readout platform provided by Fluidigm (now Standard Biotools) for our Target and Focus products, both internally and in the many external labs we work with. To accelerate the adoption of this part of our portfolio, we developed Olink Signature Q100, a purpose-built qPCR readout instrument optimized for PEA, which was made commercially available in June of 2021. We believe that Olink Signature Q100 will drive an accelerated market adoption of PEA among the more than 4,500 addressable proteomics labs and adoption of our Target, Focus and most recently Flex product lines.

•Our robust proteomic analysis software and evolving open-access cloud-platform, Olink Insight, has the potential to further establish our position enabling a community driven understanding of real-time human biology by accelerating proteomics. Our deep experience in protein biomarker discovery combined with our team of analytics experts and software developers allow us to provide our customers with proprietary self-service software and analytical tools for data analysis and comparison with robust quality control. We believe that the ease of analyzing, and interpreting PEA data is an important point of differentiation, especially in larger population proteomics studies. Additional software processing capabilities include the identification and verification of individual protein profiles, which reveal real-time biology status of the patient. We designed Olink Insight to work with Olink data, offering a range of data visualization options that are precise, easy to interpret, and provide an excellent overview of complex data sets, all to accelerate the time it takes for scientists' to generate actionable insights from their data. The reliability and ease of our analytical solutions enable the efficient assessment of data quality and rapid identification of potential issues. Olink Insight allows our customers to openly share and contribute data and insights to the research community to collectively accelerate the field of proteomics.

Our Growth Strategy

Our strategy centers on driving the market adoption of PEA by lowering barriers to adoption and actively engaging with our community of KOLs and customers to accelerate proteomics. Our growth strategy includes:

•Accelerate market adoption and scale our footprint to establish market leadership in the field of proteomics by making PEA more widely accessible worldwide. As more researchers come to experience the benefits of PEA, we see an opportunity to bring PEA closer to the customer and establish our platform in new labs while expanding the Olink ecosystem. As we continue to grow, we plan to scale our kits business as we believe this offering will enable us to significantly broaden access to our proteomic solutions. We will work to continue to expand our customer base, both within our current markets and in new use-cases, applications, and fields, as well as in new geographic markets.

•Aggressively grow our library of validated, high-quality and actionable protein biomarker targets and optimize our content. While our initial library has focused on what we believe to be the most clinically relevant and actionable proteins to maximize the impact we have on the field of proteomics and in 21st century healthcare, our goal is to develop a library that grow as far as commercially and scientifically relevant biomarker targets. We plan to continue developing the most relevant content based on biological interest and high-likelihood of clinical applicability in major disease areas, in conjunction with KOLs, and applying machine learning methods to the selection process. We are leveraging our in-house antibody development and increasingly utilizing recombinant antibodies and expanding their use in protein biomarker discovery. We believe our acquisition of Agrisera AB in 2020 will continue to allow us to rapidly increase the number of biomarker targets in our library through our own antibody development capabilities. In addition, we have included some commercially available antibodies from a number of select vendors to build out the library.

•Firmly establish Olink as the proteomics standard by building on, expanding and accelerating our well- established KOL relationships. Our technology was born out of work by leading scientists in protein research, and we strive to maintain that heritage as we innovate and bring new offerings to market. We plan to continue working with key thought leaders in proteomics to test new concepts, generate more proof points and bring about advancements. We see an opportunity in our KOL relationships to help define the future of proteomics and establish Olink as the proteomics standard.

•Expand and deepen the Olink eco-system by leveraging Olink Insight, our cloud platform, to develop a unique proteomics data source together with our research community. We are pushing transparency initiatives aimed at generating larger, open access datasets based on Olink data and are making these datasets, along with advanced analytical tools, available to the proteomics research community. Our goal is to accomplish this through our cloud platform, Olink Insight, creating the most accessible and comprehensive source of proteomics data and knowledge for the scientific community. We believe this initiative has the potential to solve many of the current challenges within proteomics, such as the complexity and amount of data generated, which we believe will enable the community to perform more efficient data analysis, generate results more quickly and

/52

reach actionable conclusions faster. We view our platform as a way to bring our customers, the broader scientific community and Olink closer together in an eco-system where we can accelerate proteomics together.

•Expand our product portfolio to make our offering the broadest and most accessible in proteomics, addressing unmet needs in the research community. We plan to invest heavily to maintain our edge as a technology leader in the proteomics field with an offering that can address our customers’ unmet needs. We are continuing to develop PEA to increase its applicability across platforms, configurations, and use-cases. We listen intently to feedback from our customers, and we aim to optimize workflows for a seamless customer experience.

•Capture the diagnostics opportunity by supporting our customers’ journeys from discovery to clinical decision making. Collectively, our Explore, Target, Flex and Focus offerings cover all stages of research. With our reputation for excellence in protein discovery research firmly established, we see significant opportunity to build our presence in clinical development and clinical decision making. The purpose of our Focus offering is to enable our customers to develop customized kit products for protein signatures based on PEA and improve clinical decision making. Over time, we could directly participate in discovery and clinical decision making by collaborating and partnering in the clinical end-markets, and in some instances, by investing and developing our own products for proprietary clinical applications.

•Scale up the Olink organization for the future. We believe that our strong purpose-driven culture and talented team of professionals are key pillars to our success. From January 1, 2022, through December 31, 2022, 229 new employees joined Olink. We intend to continue to accelerate investment through 2023 and over the coming years, including investing heavily in our infrastructure and continue to grow employee headcount to support our growth opportunity and strategy, while maintaining industry-leading employee satisfaction. We plan to continue investing in the development of our employees and promoting our culture of customer service and support through innovation, quality, rigor and transparency, as well as fostering our shared vision to enable understanding of real-time human biology.

•Accelerate our reach and rate of adoption through new business models, partnerships and by deepening successful customer relationships. We regularly reevaluate Olink’s role in the proteomics value chain in order to apply the most appropriate business and commercial models to advance our market position. We believe we have the ability and expertise to enter into strategic partnerships and acquisitions across the proteomics value spectrum, and our product offering is easily adaptable to a variety of commercial models and scientific collaborations that allow us to scale our efforts and accelerate proteomics research. We regularly look for opportunities to engage in strategic partnerships with leading global companies to continue expanding Olink’s role in advancing proteomics.

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

/53

journey on one technology platform, we believe we are in the best position to become the protein enabler of multi-omics in this market.

The Research Opportunity

We estimate the research opportunity is $19 billion, representing a significant growth opportunity for us as we believe we have just begun scratching the surface of our full potential. The research opportunity is defined as the estimated technology spend in the life science tools market for genomics and proteomics technologies that we can address with our existing and anticipated products. Each technology segment (such as multiplex immunoassays, mass spectrometry or NGS) has been segmented based on region, customer segment and use-case (i.e. the purpose for using the technology) before determining the share of spend addressable by us. PEA is a relatively young technology that we believe we can grow by converting users of other proteomics technologies to PEA and increasingly participating in the genomics markets where proteomics can add additional insights and potentially provide a better scientific answer. We characterize the research opportunity in two segments: high-plex and low- and mid-plex. High-plex refers to the high-throughput and large scale proteomics use- cases where customers are analyzing up to many thousands of proteins in up to many thousands of samples in the same studies. Low- and mid-plex refers to more targeted research. For example, in mid-plex, customers are typically analyzing hundreds to thousands of proteins in up to many thousands of samples, such as in clinical trials. In low-plex, customers have typically identified a number of proteins of interest, often referred to as a protein signature, of five to ten proteins that they would like to focus on.

We expect the high-plex segment to evolve through large-scale screening projects, including the emerging field of population proteomics where researchers build on genomics research from the past decade by adding protein data at large scale. Technological innovation, and recently with new competitors in the market, has considerably reduced the cost of gene sequencing, accelerating its use and driving an increase in the identification of possible genetic targets and biomarkers for earlier and more precise disease diagnosis, patient selection, treatment and monitoring. Since our inception, we have observed a consistent trend towards higher plex, the research community still severely lack knowledge and importance of most circulating proteins in the transition from health to disease. As we deliver higher plex at a lower cost per data point and with “clinical” quality, we have expanded our market by adding more content for the research community to explore. We expect to continue building on this trend and, since early 2021, we have started to externalize Explore through NGS-based kit products to existing and new customers who are end-users of the estimated installed base estimated to more than 8,000 addressable Illumina systems. NGS is a technology platform that we expect will continue its high-growth trajectory, and we estimate that the installed base of addressable Illumina systems will grow to more than 10,000 by 2027, driven by Illumina's continued innovations and new competition entering the field, which are expected to drive down the cost of sequencing, and new NGS applications such as PEA. We believe that multi-omics will be an important growth driver of the NGS market as a whole and our ability to enable multi-omics with proteins on multiple NGS platforms will represent an especially attractive growth opportunity for us. In addition, we believe our ability to access this existing infrastructure and participate in the rapidly growing NGS landscape will contribute to the accelerated adoption of our products.

The low- and mid-plex segment consists of more targeted protein biomarker discovery research, where one studies around 10-100 proteins, extending through all phases of clinical studies. This is where we initially built our business, and in 2021 we took the next step towards making our Target and Focus products more accessible to approximately 4,000 addressable proteomics labs with the order start of our purpose-built qPCR-based detection system for PEA, Olink Signature Q100. The instrument was launched in June 2021 and began shipping to customers during the fall of 2021. We estimate that the number of addressable proteomics labs will grow to approximately 6,000 by 2027. Even in the low and mid-plex segment, we expect the trend towards higher plex to continue in this market segment, driving an increase in focused research that will, on average, result in a higher number of protein biomarker targets being studied, which we believe plays into the benefits of PEA. The unmet needs of this market center on improving specificity and increasing sensitivity with lower sample consumption in higher plex. We believe that our new qPCR system will allow us to effectively target existing proteomics labs.

The Diagnostics Opportunity

We estimate the diagnostics opportunity at $16 billion, consisting of selected, relevant diagnostic applications for IVD and LDT. The diagnostics opportunity is defined as the end-market value of the diagnostics biomarker markets, including LDTs, that we can address with our existing or anticipated products. The market was segmented by the biomarkers or methodologies applied in diagnostics by disease area (such as cardiovascular diseases or laboratory immunoassays) before determining the share of spend addressable by us. Our goal is to enable biopharmaceutical companies and IVD and LDT providers by providing access to high-quality multiplexed proteomics diagnostics products that can be applied in diagnostic settings. The first diagnostic protein signature for monitoring and disease progression in Multiple sclerosis (MS) based on PEA is being made available by Octave Bioscience in the diagnostics market. Test access is being offered as a service through their Clinical Laboratory Improvement Amendments (CLIA) certified lab based on custom developed kit products delivered by Olink. The end-market pricing is expected to be determined by reimbursement, such as from insurance companies. We believe that PEA can play a meaningful role in clinical decision making in five major disease areas: immunology, oncology, neurology, cardiovascular and metabolic diseases. We also believe PEA can be valuable in

/54

markets where proteins already play a role in the product offering and can also be highly relevant to current solutions for genetic testing and other application areas. We anticipate that we will increasingly participate in this market by enabling our customers to transition to clinical decision making with PEA and by collaborating with customers to develop and commercialize proprietary clinical applications.

Our Products and Services

Our PEA technology is available to our customers in three product lines: Explore, Target, (including Flex) and Focus, enabling the detection and quantification of thousands of protein biomarker targets in different configurations, with different workflows depending on the type of research conducted. Figure 3 below is an overview of the current product portfolio of available products and comparison of key differences. The products are available as kit products or as a service through our Analysis Service labs.

Explore	Target 96	Target 48	Flex	Focus
		Target			
Launch year	2020	2016	2020	2022	2017
Market segment	High-plex	Mid-plex	Low & Mid-plex & Clinical	Low & Mid-plex & Clinical	Clinical
Readout platform	NGS	qPCR	qPCR	qPCR	qPCR
Readout instrument	Illumina® NovaSeq 6000 and NextSeq 550/2000	Olink® Signature Q100 Fluidigm BioMark™ HD	Olink® Signature Q100 Fluidigm BioMark™ HD	Olink® Signature Q100 Fluidigm BioMark™ HD	Olink® Signature Q100 Fluidigm BioMark™ HD
Quantification	Relative	Relative	Absolute and relative	Absolute and relative	Absolute or relative
Workflow	Semi-Automated	Manual	Manual	Manual	Manual
Multiplexing	384-plex	96-plex	48-plex	18 to 24-plex	Up to 24-plex
Sample consumption	<1 µL	1 µL	1 µL	1 µL	1 µL
Available assays	2,943	1,161	45	197	Flexible from full Olink library
Customizeable content	No	No	No	Yes	Yes
Samples per run	96 or 384	96	48	48	192
Assays per run	Up to 3,072	96	48	18 to 24	Up to 24
Datapoints per run	Up to approx. 1.2M	9,216	2,304	864 to 1152	4,608
Time to results per run	Up to 36 hrs	24 hrs	24 hrs	24 hrs	24 hrs
Hands on time per run	<5 hrs	<3 hrs	<2 hrs	<2 hrs	<3 hrs
Readout time per run	Up to 9.5 hrs	2.5 hrs	2.5 hrs	2.5 hrs	2.5 hrs
Products	Olink® Explore 384 Cardiometabolic Olink® Explore 384 Oncology Olink® Explore 384 Neurology Olink® Explore 384 Inflammation Olink® Explore 384 Cardiometabolic II Olink® Explore 384 Oncology II Olink® Explore 384 Neurology II Olink® Explore 384 Inflammation II	Olink® Target 96 Cardiometabolic Olink® Target 96 Cell Regulation Olink® Target 96 CVD II Olink® Target 96 CVD III Olink® Target 96 Development Olink® Target 96 Immune Response Olink® Target 96 Immuno-Oncology Olink® Target 96 Inflammation Olink® Target 96 Metabolism Olink® Target 96 Mouse Exploratory Olink® Target 96 Neuro Exploratory Olink® Target 96 Neurology Olink® Target 96 Oncology II Olink® Target 96 Oncology III Olink® Target 96 Organ Damage	Olink® Target 48 Cytokine	Olink® Flex Panel	Olink® Focus Panel

Figure 3. Olink portfolio of products at a glance with relevant specifications.

The Explore kit offering was launched in early 2021 while a few early access customers received their Explore kit products in 2020. A full Explore kit includes 3,072 biomarker targets divided across eight Explore 384 products, each one available for purchase independently. Each kit product also includes the three controls (the immuno control, the extension control and detection control), the required sample prep reagents, the primer plate used for the PCR amplification and the external controls (the negative control, the plate control and the sample control). The Target 96 and Target 48 kit products have a similar composition, but are slightly different as they are smaller kits and are for qPCR workflow. The most recent addition to our portfolio, Flex, was launched in November 2022 and is a mix-and-match offering of 15 to 21 pre-validated assays from approximately 200 human protein biomarkers, in absolute quantification, utilizing our standard qPCR workflow.

In October 2022 we announced the launch of Olink Insight, an open-access online portal that supports users in understanding and interpreting their proteomics data. We designed Olink Insight to work with Olink data, offering a range of data visualization options that are precise, easy to interpret, and provide an excellent overview of complex data sets, all to accelerate the time it takes for scientists' to generate actionable insights from their data.

/55

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

olink
INFLAMMATION
VALIDATION DATA
ARTICLE NUMBER: 95302
1. Introduction
2. Performance characteristics
3. References

Figure 4. Overview of the Validation Data Packages developed for each Olink product.

Olink Explore

In June 2020, we launched Olink Explore as a service through our Analysis Service labs utilizing NGS readout for PEA. Since early 2021, Explore has been made available to customers worldwide as distributed kit products. The product line was developed for the high-plex market segment to meet our customers’ need for large scale proteomics with high- throughput and high-multiplex. Explore has received a strong reception since its launch.

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

With Explore, we have enabled a 4-fold increase in multiplexing (from 96-plex to 384-plex) and a 32-fold increase in the number of assays per run (from 92 to approximately 3,000) and a 34-fold increase in throughput, all while only requiring approximately 6 µL of serum and plasma per sample to cover the full library when running Explore on a NovaSeq. Notably, the higher plex and higher throughput of Explore have had no impact on the specificity PEA achieves and the validation data supports a 99.8% specificity across all assays in our library, at the time of development.

/56

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

Olink Flex (part of Target)

Olink Flex is our most recent innovation targeting low-plex applications and use-cases and was launched in November 2022. Customers who are interested in a select number of protein biomarker targets will benefit from a fully flexible made-to-order panel running on Olink Signature Q100 and Biomark HD. The offering allows customers to combine 15 to 21 human proteins using absolute quantification in one biomarker panel. Using an online panel builder in Olink Insight, customers can freely pick and choose 15 to 21 pre-validated assays from roughly 200 human protein biomarkers covering major biological pathways such as inflammation, immuno-oncology and oncology, neurology, and cardiovascular disease. The product format allows users to measure 40 samples simultaneously, with readout in pg/mL and Normalized Protein eXpression (NPX) while only requiring 1µl of sample. We believe that Olink Flex represents a significant innovation in the low-plex market that will make the PEA technology even more accessible for scientists and can serve as an entry level product for modern higher multi-plex proteomics.

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

Olink Signature

In June 2021 we launched Olink Signature Q100, our own qPCR readout platform, with shipping beginning during the fall of 2021. The system is purpose built for PEA and we believe it will make our Target and Focus kit products more widely accessible in the market. As qPCR has proven to be a highly suitable platform for PEA, we believe we have incorporated the best of the technology. The Olink Signature Q100 is a cost efficient, ultra-light and nimble benchtop system with a modern design and equivalent or better performance properties than Fluidigm’s Biomark HD system. Olink Signature Q100 is the readout platform used for our Target and Focus product lines, both for external installations and in our Analysis Service labs.

/57

Olink Analysis Service

We operate service labs out of Uppsala, Sweden, and Waltham, Massachusetts, and offer our services through a third- party service provider in China. We have highly skilled Analysis Service staff and data scientists who will support the customers in the entire process. Our typical turnaround time, from sample in to data out, is four to six weeks. The Analysis Service offering includes:

•Study design and consultation;

•Sample preparation and assay execution; and

•Data processing and QC.

Olink Data Science services

As a complement to our standard Analysis Service offering and to ensure we support all our customers from initial study design to biological conclusion, we offer advanced data analysis and bioinformatics services. Depending on customer needs, our data science team can support customers with customized statistical and data analysis. Our bioinformatics offering includes:

•Access to a data science team specialized in working with NPX data;

•Customizable solutions to support customer needs;

•Fast analysis of data using state-of-the-art statistical methods; and

•Data analysis consultation and training..

Olink NPX data processing software
Olink offers several purpose-built software designed for customers who run Olink’s products in their own facilities and is required to quality control runs using Olink’s built in control and generate Olink’s proprietary NPX format.

NPX Signature

The NPX Signature software allow import of data directly from Olink’s Signature Q100 instrument without any prior processing or annotation needed by the user. This allows our customers to use one software to process data from the Olink Target, Focus and Flex products, which include both relative and absolute quantification measurements of protein concentration. The software allows the operator the import multiple runs, perform quality control and generate result reports within one tool with focus on ease of use and data quality. The process is outlined in Figure 5 below. In addition to importing data from Olink’s Signature Q100 instrument, NPX Signature supports data generated from Fluidigm™ Biomark and projects created with Olink’s legacy software NPX Manager.

Figure 5: Overview of data processing from Signature Q100 run to generated analysis report.

/58

NPX Explore[MSA1]
Olink’s NPX Explore software is designed to generate Olink’s proprietary NPX format and full analysis reports for Olink’s high plex Explore panels. The whole pipeline can be run on premise by the customer. Data processing is initiated with raw next generation sequencing data being prepared in a preprocessing step using Olink’s proprietary software bcl2counts. The resulting counts file is thereafter imported to NPX Explore. Multiple NGS runs and panels can be processed simultaneously, including quality control, normalization procedures and final export of NPX data and analysis reports. An overview of processing of Olink Explore data can be seen in Figure 6 below.

Figure 6: Overview of data processing from NGS readout of Olink Explore panels to final NPX data and analysis report exports.

Data analysis tools for the Olink community
Olink provides tools to support downstream data analysis to our customers and community allowing faster time to result and biological insight when using Olink’s products and generated data. Olink’s data science team develops and maintains the open source R package Olink Analyze that is available in public repositories. This analysis package allows our customers to easily import data from all Olink products and perform data analysis including visualizations and statistical modelling. The package is a versatile toolbox that enables easy handling of all Olink data.

Olink Insight

Olink Insight is a cloud platform for the Olink community aimed to accelerate proteomics, see data in new way and collaborate with peers. We designed Olink Insight to work with Olink data, offering a range of data visualization options that are precise, easy to interpret, and provide an excellent overview of complex data sets, all to accelerate the time it takes for scientists' to generate actionable insights from their data. Its significant features include:

•Pathway Explorer. This feature graphically represents the proteome and coverage of Olink panels in biological pathways. It explores which proteins are involved in a specific pathway to help with interpretation of data and generation of actionable results. It also reveals and helps users understand connections between proteins and human biology. Built on Reactome, an open-source peer reviewed database.

•Annotation. This feature helps users draw biological conclusions from proteomic data by listing biomarker-specific information about tissue specificity, how the corresponding gene functions at the molecular level, where in the cell it functions, what biological processes it helps to carry out, and variability in a normal cohort.

•Normal Ranges. From a reference database based on protein profiling of healthy individuals, this feature allows users to explore the natural variability of proteins before selecting biomarkers for a study; or after analysis, and to compare outcomes to observed variability in samples to that of a “normal” cohort.

•Disease Atlas. This feature allows users to compare and explore observed protein expression profiles in the most common diseases, generated by protein profiling of patients. The first version of the Disease Atlas focuses on 15 different cancer types, and will later expand to include other common diseases, such as cardiovascular, neurological, infectious, and autoimmune diseases; as well as other conditions.

•Publication Explorer. This features provides users with a list of significant publication "hits" from a study, including scientific abstracts where significant "hits" may co-occur with each other, with key words, and diseases.

•Data Stories. This feature showcases Olink's ’best practice analytics’ on a real and relevant publicly available data set demonstrating how results can be analyzed and visualized in practice.

/59

•Build Custom Panels. Allows users to build custom panels with Olink Flex. Customers can pick and choose 15 to 21 pre-validated assays from roughly 200 human protein biomarkers covering major biological pathways such as inflammation, immuno-oncology and oncology, neurology, and cardiovascular disease.

Grounded on Olink’s underlying philosophy of collaborative work, Olink Insight will over time serve as a forum for our users and the scientific community to discuss, share information, download data and results as well as to find collaborators and enable our customers to perform data analysis more efficiently, reaching results quicker, and coming to actionable conclusions faster.

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

PEA’s unique capability of creating a DNA barcode representing the targeted protein biomarker in a sample allows for agnostic read-out across various qPCR and NGS platforms, as well as arrays. We evaluate and select which platforms to enable for amplification and detection of the DNA barcodes. To date, we have used the Biomark HD system from Fluidigm, Olink's Signature Q100 system, the NovaSeq 6000 from Illumina and, most recently since early 2021, the NextSeq 550 and 2000 from Illumina, and are exploring new opportunities based on factors including use-case, application area, installed base, throughput and cost etc. Recently, multiple new companies have entered the NGS market and we have demonstrated the compatibility of these new sequencing chemistries with Explore, which will provide customers with the ability to pursue their platform of choice, We are also enabling more options on which liquid handlers to use. Enabling more detection platforms and sample preparation solutions is consistent with our platform agnostic strategy. In terms of multiplex scalability, we currently offer products in 24, 48, 96 and 384 plex independently or in various combinations to cover a larger part of our library in the same experiment. We intend to continue to increase our multiplexing capabilities over time and we regularly evaluate market opportunities in the low-, mid- and high- plex markets and may seek to develop products to target any market segment or unmet need. Applying our in-house developed and validated proprietary oligo framework and conjugation chemistry, we can rapidly and efficiently build new products in various multiplexing formats based on emerging market needs or amplification/detection opportunities.

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

We see a strong trend in our market to collaborate and share data to enable the understanding of real-time human biology and accelerate the field. Based on that trend and the technological advances we have made, we have been selected to work with various consortia across our industry. Examples of these include:

•SCALLOP. The SCALLOP consortium is a collaborative framework across biopharmaceutical companies and academia for discovery and follow-up of genetic associations, with proteins exclusively measured on the Olink platform. Each SCALLOP member works on human study collections from the general population, clinical trials or patients with certain diseases such as coronary artery disease, rheumatoid arthritis, bipolar disease, heart failure, dementias, or metabolic syndrome. The aim of the SCALLOP consortium is to identify novel molecular connections and protein biomarkers that are causal in diseases to identify novel drug development targets (illustrated in Figure 7). To date, 25 Principal Investigators (PIs) from 20 research institutions have joined the effort, including more than 40 different cohorts, which now comprises a summary level data set on genetic variations to protein level associations for almost 65,000 patients or controls. PIs of studies using Olink proteomics and genome-wide genotyping data are eligible to participate in the consortium.

/60

Figure 7. Overview of SCALLOP’s ambition

•The UKB Pharma Proteomics Project (UKB-PPP). The Olink Explore platform was used to measure circulating concentrations of thousands of proteins in approximately 63,000 individuals from the UK Biobank, one of the world’s largest genetic resources. This project is funded by a consortium of thirteen biopharmaceutical companies. By the end of the second half of 2022, Olink delivered approximately 63,000 samples to the UK Biobank, including bridging samples run on the Explore 3072 Platform. This is enabling the availability of millions of protein measurements in a matter of months, with the ultimate goals of enabling better understanding of disease processes and supporting innovative drug development. Initial results from the UK Biobank Pharma Proteomics Project were published online to the bioRxiv preprint server in June 2022. Combined with the vast collection of existing UKB data, this initiative offers the research community an open-access proteomics resource of unprecedented breadth and depth, enabling deep plasma proteomics analysis to accelerate development of novel biomarkers and therapeutics. Given the significant need of the scientific community to access large datasets for biomarker discovery and validation purposes, UKB-PPP is a unique opportunity supporting future high-impact studies and publications.

Notably, the study also includes a focused effort on COVID-19 where approximately 1,500 longitudinal samples from participants who tested positive for COVID-19 and approximately 1,500 samples from participants who tested negative for COVID- 19 will be analyzed.

•Foundation of the National Institute of Health (FNIH). Olink has been selected as partner of the FNIH Biomarker consortium consisting of biopharmaceutical companies and academic researchers with the ultimate goal of identifying biomarkers for diagnosis, prognosis and progression of disease. To create and lead cross-sector efforts that validate and qualify biomarkers and other drug development tools to accelerate better decision making for the development of new therapeutics and health technologies.

•CORAL. The CORAL consortium is a collaborative framework aiming to accelerate the identification of proteins and mechanisms for neurological diseases, as well as the translation of novel biomarkers for neurological diseases to the clinic. Each CORAL member will be working on human study collections, based on Olink data, from the general population, clinical trials or patients and is focused on neurological diseases such as Alzheimer’s disease, Parkinson’s disease, Multiple Sclerosis (MS), Amyotrophic lateral sclerosis (ALS), epilepsy, etc. Together members can validate their findings and identify leads for cross-disease markers and mechanisms. Currently, around 25 parties are part of CORAL representing academic researchers, biopharma companies and foundations.

•COLLIBRI. The COLLIBRI consortium consists of biopharmaceutical companies with current or development-stage drugs for Inflammatory Bowel Disease (IBD), and prominent clinical researchers treating patients with IBD. By applying genomic and proteomic approaches, the goal of the consortium is to identify novel drug target candidates and biomarkers to predict drug response and disease outcome in order to improve drug development efforts and patient outcomes.

We also work in close concert with leading researchers across many fields to promote the importance and significance of high-quality, large-scale proteomics. Examples include:

•COVID. We conducted a study with Massachusetts General Hospital and the Broad Institute analyzing data on ~1,500 proteins from 384 participants, 306 of whom tested positive for COVID-19 and 78 of whom tested negative for COVID-19. We supported the discovery of a protein signature predictive of disease outcome and were able to facilitate the stratification of more severe patients (death or severely ill) at the time of entry to the emergency care unit. Further detail regarding this study is illustrated in Figure 8 below.

/61

Figure 8. Results of COVID-19 case study.

•Melanoma. We conducted a study with Massachusetts General Hospital in which we performed plasma proteomic analysis of over 700 proteins at three serial time points (day 0, six weeks and six months) on 174 metastatic melanoma patients treated with immune checkpoint blockade (ICB). We supported the identification of predictive protein biomarkers’ responses to ICB in these patients. Further detail regarding this study is illustrated in Figure 9 below.

Figure 9. Results of immunotherapy case study.

•Ovarian cancer. Ovarian cancer is the eighth most common cancer among women and has a 5-year survival of only 30–50%. Current tests have insufficient sensitivity and specificity for early detection of ovarian cancer, so there is a strong need to identify biomarkers for early detection of ovarian cancer to increase survival. To address this urgent need, we supported the discovery of protein signature for highly accurate detection of early- and late-stage ovarian cancer with higher specificity and sensitivity compared to today’s diagnostic method (CA-125) and replicated in a second verification cohort. With these new findings, opportunities are opening up to establish screening programs, based on self-collected clinical samples, as a cost-efficient solution for early detection of ovarian cancer.

•Alzheimer disease (AD). Alzheimer’s disease (AD) is the most common age-related neurodegenerative dementia accounting for 60–80% of demented patients which makes it a threat to the aging population. Researchers at the Amsterdam University Medical Center measured ~700 proteins, using Olink’s Target 96 panels, to better understand proteomic changes in cerebrospinal fluid of patients followed by development of a custom Focus panel with an

/62

improved ability to distinguish Alzheimer disease patients from controls. With this result, it is possible to start to define the potential added value of these markers in routine diagnosis and clinical trials of drugs targeting Alzheimer disease.

•Inflammatory skin disease research. We have worked with leading KOLs on inflammatory skin diseases since our inception. Dermatological diseases such as psoriasis, eczema, and alopecia are of great medical and socioeconomic significance, and are contributing to the nonfatal disease burden in global health care. These diseases are often chronic and can have major physical and emotional impacts on sufferers, significantly reducing their quality of life. While such conditions may be classified as “skin diseases” their underlying pathophysiology is complex, involving systemic inflammation and autoimmune processes. Exemplifying this complexity, diseases such as psoriasis are thought to be associated with increased cardiovascular risk, including myocardial infarction and stroke. Consequently, dermatological conditions represent both a challenge when it comes to penetrating their underlying biology and developing new and better therapies, and also an opportunity to gain insights into a wider range of mechanistically related diseases. We believe protein biomarkers have the potential to play an important role in the field of inflammatory skin diseases and can contribute to these goals by improving our biological understanding and helping us to develop more effective, targeted treatments for patients in the future. Our PEA technology has successfully been applied in studies aiming to interrogate systemic inflammation of moderate and severe disease by evaluating skin and blood abnormalities, in children and in adults, and for monitoring efficacy, safety and pharmacokinetics of drugs for inflammatory skin diseases. By applying broad proteomics analysis using our PEA technology, researchers have also been able to characterize skin proteomic signatures and its relationship with the blood proteome and genome to increase the understanding of the pathology of these complex diseases.

•The wellness study. To achieve the goal of precision medicine, not only do different molecular profiles need to be understood in disease populations, but they must also be understood in the context of healthy populations. This especially applies to the stability of molecular profiles among healthy individuals over time, as this will clarify what qualifies as a “normal range” of clinical parameters in health and disease research. We supported a large Swedish initiative with leading KOLs at Karolinska Institute and Royal Institute of Technology on a large wellness study. Longitudinal analysis of blood profiles from healthy individuals helps us understand how they vary between individuals as well as within an individual over time. Comprehensive studies using our PEA technology on a longitudinal wellness cohort with healthy individuals have been conducted with analysis of blood molecular profiles based on proteomics, transcriptomics, lipidomics, metabolomics and autoantibodies. Results show high variation between individuals across different molecular readouts, while the intra-individual baseline variation is low. The analysis demonstrated that each individual had a unique and stable plasma protein profile throughout the study period and that many individuals also showed distinct profiles with regards to the other omics datasets, with strong underlying connections between the blood proteome and the clinical chemistry parameters. Results from proteogenomic studies also using our PEA technology have shown that many proteins detected in blood are determined at birth by genetics, which is important for efforts aimed at understanding the relationship between plasma proteome profiles and human biology and disease. In conclusion, the results support that health should be viewed at the level of the individual, rather than being more generalized. Moreover, the stability of the proteomics data emphasizes its potential to empower routine lab tests by providing more biologically relevant insights when interpreting data in both translational and clinical settings. Researchers conclude that the path forward lies in developing a comprehensive longitudinal molecular patient profile.

•Octave Bioscience. Octave very carefully selected protein biomarkers for quantifying and monitoring disease activity of patients with Multiple Sclerosis (MS) through rigorous Feasibility, Discovery, Development and Validation stages, screening >1,400 proteins in more than 1,500 patients from multiple cohorts. For each individual of the final protein signature, the following parameters were characterized: accuracy, precision, robustness, sensitivity, MS reference ranges, interference, diurnal variability, cross-reactivity and stability of reagents and serum samples. The final analytically and clinically validated protein panel meets Octave’s stringent analytical performance specifications and measures the serum concentrations of 20 proteins associated with four biological pathways involved in MS pathophysiology. The custom panel built on Olink’s PEA platform allows rapid, accurate measurement of absolute protein concentrations in blood serum and have been demonstrated to reliably quantify and monitor disease activity of MS. Test access is being offered as a service through Octave's Clinical Laboratory Improvement Amendments (CLIA) certified lab.

Commercial

Olink was founded in 2016. Since our inception, we have served a customer base of more than 926 customer accounts in over 40 countries worldwide and we have supported three-quarters of the world’s largest 50 pharmaceutical companies by 2021 research and development spending, including 19 of the largest 20, and many of the most prestigious academic institutions, where many of these customers have carefully vetted and validated the technology before adopting Olink as part of their drug development programs. This vetting and validation process includes, for example, running Olink side-by-side with other proteomics technologies with samples that have been depleted for certain or all proteins, spike-ins of other proteins in certain concentrations, running samples in duplicates or triplicates, and then comparing results to evaluate which platform reports the highest quality data for the purposes of the research questions. The utility and actionability of our platform have been demonstrated by our strong and growing adoption by a community of researchers within academia, government, and the biopharmaceutical and biotechnology industries. Our customers primarily include

/63

academic, government, biopharmaceutical, biotechnology, service provider, and other institutions focused on life science research. We sell our products and services globally primarily through our own global direct sales force organized across our three market regions: Americas, EMEA and APAC. As of December 31, 2022, we had 582 employees of which the commercial team consisted of 208 individuals. The commercial team operates out of our Uppsala, Sweden headquarters and locally in other European markets such as the UK and France. We also have secondary headquarters in Waltham, Massachusetts and a growing footprint across Singapore, China and Japan. Expanding our commercial team and strengthening our sales and marketing capabilities are top priorities for us as a company and we expect to allocate significant investment to these parts of the organization in the next few years. We have taken significant steps forward in 2021, adding 229 new employees from January 1, 2022 through December 31, 2022, with respect to our capabilities, including investing heavily in our infrastructure and will continue to expand our organization as needed to support our growth potential and strategy. Figure 10 is an illustration of our commercial model and how it has evolved over time. We believe that the combined accomplishments of our commercial team since inception have positioned Olink for continued growth as we believe that they contribute to a positive feedback loop.

Olink commercial model

Positive feedback loop
Becoming "proteomics standard" in flagship initiatives
Real success stories demonstrating the platform value
Loyal customer base with high repurchase rates
Biopharma adoption following rigorous validation
Proven utility to science driving publications
KOL endorsements across disease areas and countries
Robust commercial engine with highly skilled sales force
Olink in 2016
Olink today (2023)

Figure 10. Illustration of Olink’s commercial model and maturation since inception.

Our commercial strategy is focused on driving the adoption of our platform in the research community and expanding our customer base. At the same time, we believe our existing customer relationships are becoming more strategic in nature and that we therefore will be able drive an increasing adoption of our platform with our existing customers. This will require an emphasis on external installations within academic and biopharmaceutical companies’ core facilities, as well as CROs, as well as expanding our portfolio of relevant products and services. In addition to our three product lines, including NGS-readout-based Explore, Target, and Focus, and our purpose-built qPCR readout platform optimized for our Target, Focus and Flex, Olink Signature Q100. We also began taking orders for Olink Flex. We believe Olink Signature Q100 is making our Target and Focus products much more accessible to approximately 4,500 addressable proteomics labs, which combined with the more than 8,000 addressable Illumina systems that we will be able to access with Explore, will make it easier for customers to adopt our platform, allowing us to scale at a faster rate.

Olink launched two additional products in 2022. In October we announced the launch of Olink Insight, an open-access online portal that supports users in understanding and interpreting their proteomics data. We designed Olink Insight to

/64

work with Olink data, offering a range of data visualization options that are precise, easy to interpret, and provide an excellent overview of complex data sets, all to accelerate the time it takes for scientists' to generate actionable insights from their data.

In November 2022 we launched Olink Flex, which targets low-plex use-cases running on Olink Signature and Biomark HD, and is a fully flexible made-to-order product for selecting and combining proteins using absolute quantification in one biomarker panel. Using an online panel builder in Olink Insight, customers can freely pick and choose 15 to 21 pre-validated assays from roughly 200 human protein biomarkers covering major biological pathways. We believe that Olink Flex represents a significant innovation in the low-plex market that will make the PEA technology even more accessible for scientists and can serve as an entry level product for modern multi-plex proteomics.

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

Part of the antibodies we use in our kit products are sourced from carefully evaluated and approved third- party suppliers. With the acquisition of Agrisera AB, we have taken steps to transition our library towards more in-house developed antibodies. We produce and source our antibodies internally through our facility based out of Umeå, Sweden. These manufacturing operations include: in-house breeding of rabbits, immunization of antigens, and generation of antibodies by affinity purification. As our technology relies on matched pairs of antibodies, we require high-quality antibodies to develop and manufacture our products. The more antibodies required to bind to a protein for identification and read-out, the more difficult it will be to develop such assays. However, we do not anticipate that many, if any, proteins will require a third antibody for identification and detection and therefore do not consider this a constraint for growing our library or our product development and supply chain going forward.

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

The reagents used for our kit products or our own Analysis Service labs are manufactured and assembled in Uppsala, Sweden. These manufacturing operations include: reagent formulation, assay formulation, vial- and primer plate filling, kit assembly and packaging as well as analytical and functional quality control testing. We further utilize our lab in Umeå, Sweden for upstream related production and R&D activities related to the manufacturing of our reagent kits.

The instrumentation required to operate our Analysis Service labs is sourced directly from the equipment where we have long-standing relationships.

/65

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

Intellectual property, market adoption, market perception, customer and KOL relationships, and product quality and performance are essential qualities that differentiate competitors in this market. We classify our current and potential competitors in our three market segments, high-plex, mid-plex and low-plex, where we think their value propositions are most relevant. Established companies with relevant protein detection and quantification technologies include Quanterix Corporation (low-plex), Meso Scale Diagnostics LLC (low- and mid-plex), Luminex Corporation (low- and mid-plex), and SomaLogic, Inc. (high-plex), as well as established proteomics technologies, such as ELISA (low-plex) and mass spectrometry (primarily high-plex), offered by multiple well-known tools providers. In addition, products offered or potentially offered by a number of earlier-stage companies, such as Alamar, Seer, Inc.,, Spear Bio Nautilus Biotechnology, Inc., Quantum-Si Incorporated and Encodia, are also part of the competitive landscape and we believe their emerging technologies are primarily targeting the high-plex segment.

Our commercial opportunity could be reduced if our competitors develop and commercialize products or services that offer better performance or are more convenient and cost-effective to use than our products or services. As a result, a key priority is to continue to invest in driving the technological evolution of PEA as well as to continue to invest in lowering barriers of adoption in the proteomics market in order to accelerate our market position. Equally important, we plan to continue investing in the proteomics scientific community to further develop successful customer stories that demonstrate the value PEA brings to the field of proteomics. We believe we are substantially differentiated from our competitors when considering multiple competitive factors that in combination substantially benefit our customers, including:

•Performance properties, such as specificity, sensitivity, and precision;

•Actionability and clinical utility of the research the technologies enable;

•Scalability by having the ability to support customers from discovery to clinical decision making;

•Accessibility and ease-of-use of underlying detection platforms in the market;

•Data quality and analysis;

•Cost of necessary instrumentation and consumables; and

•Customer service and support.

Intellectual Property

Our success depends in part on our ability to obtain and maintain intellectual property protection for our products and technology. We utilize a variety of intellectual property protection strategies, including patents, trademarks, trade secrets and other methods of protecting proprietary information.

As of December 31, 2022, worldwide we owned or in-licensed 42 issued or allowed patents across nine patent families (of which 22 patents are national validations of granted European patents, corresponding to six granted European patents each validated in three or four European countries) and 22 pending patent applications across four patent families (of which two applications is still in the priority year and one in the PCT stage). The patent portfolio broadly covers four themes; essential concepts of the overall PEA technology, granted in the US and worldwide, and expiring from 2032 to

/66

2034; how our kit products are designed and manufactured, pending and granted in the US and worldwide, and expiring from 2031 to 2036 or 2042 if pending application is ultimately granted; sample preparation and workflow, pending as four PCT-applications and estimating expiry in 2041, and one PCT application scheduled for national and regional filings in 2023, and estimated expiry in 2041, and data analysis, pending in the US with expected expiry in 2042 if granted.

We also license additional patents on a non-exclusive and/or territory restricted basis. Patent rights generally have a term of twenty years from the date in which they were filed. We own registered trademarks on OLINK, , , in the United States and worldwide PROSEEK in Europe and China, and have pending trademark applications for further brand names.

We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost- effective. We cannot provide any assurance that any of our current or future patent applications will result in the issuance of patents, or that any of our current or future issued patents will effectively protect any of our products or technology from infringement or prevent others from commercializing infringing products or technology.

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

/67

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

IVDs are types of medical devices that can be used in the diagnosis or detection of diseases, conditions or infections, including, without limitation, the presence of certain chemicals, genetic information or other biomarkers. Predictive, prognostic and screening tests, such as carrier screening tests, can also be IVDs. A subset of IVDs is known as analyte- specific reagents (ASRs). ASRs consist of single reagents, and are intended for use in a diagnostic application for the identification and quantification of an individual chemical substance in biological specimens. ASRs are medical devices, but most are exempt from 510(k) review. As medical devices, ASRs have to comply with some Quality System Regulation (QSR) provisions and other device requirements, such as establishment registration, device listing and medical device reporting.

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

510(k) clearance pathway: To obtain 510(k) clearance, a manufacturer must submit a premarket notification demonstrating to the FDA’s satisfaction that the proposed device is substantially equivalent to a previously 510(k)-cleared device or a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for submission of PMA applications. The previously cleared device is known as a predicate. The FDA’s 510(k) clearance pathway usually takes from three to 12 months, but it can take longer, particularly for a novel type of product.

PMA pathway: The PMA pathway requires proof of the safety and effectiveness of the device to the FDA’s satisfaction. The PMA pathway is costly, lengthy and uncertain. A PMA application must provide extensive preclinical and clinical trial data as well as information about the device and its components regarding, among other things, device design, manufacturing and labeling. As part of its PMA review process, the FDA will typically inspect the manufacturer’s facilities for compliance with QSR requirements, which impose elaborate testing, control, documentation and other quality assurance procedures. The PMA review process typically takes one to three years but can take longer.

De novo pathway: If no predicate device can be identified, a device is automatically classified as a Class III device, requiring a PMA application. However, the FDA can reclassify, or use “de novo classification,” for a device for which there was no predicate device if the device is low or moderate risk. The FDA will identify “special controls” that the manufacturer must implement, which often include labeling and other restrictions. Subsequent applicants can rely on the de novo product as a predicate for a 510(k) clearance. The de novo route is less burdensome than the PMA process. A device company can ask the FDA at the outset if the de novo route is available and submit the application as one requesting de novo classification. The de novo route has been used for many IVD products.

/68

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

/69

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

EU Member States may introduce further conditions, including limitations which could limit our ability to collect, use and share personal data (including health and medical information), or could cause our compliance costs to increase. In addition, the GDPR imposes strict rules on the transfer of personal data out of the EU/UK to third countries deemed to lack adequate privacy protections (including the U.S.), unless an appropriate safeguard specified by the GDPR is implemented, such as the Standard Contractual Clauses (SCCs) approved by the European Commission, or a derogation applies. The Court of Justice of the European Union (CJEU) recently confirmed in its judgment in the "Schrems II" case (Case C‑311/18) in July 2020 that the SCCs remain a valid mechanism for transfers of personal data to third countries. However, the CJEU also ruled that transfers made pursuant to the SCCs and other alternative transfer mechanisms need to be analyzed on a case-by- case basis to ensure EU standards of data protection are met in the jurisdiction where the data importer is based, and there continue to be concerns about whether the SCCs and other mechanisms will face additional challenges. European regulators have issued recent guidance following the CJEU ruling that imposes significant new diligence requirements on transferring data outside the EEA, including under an approved transfer mechanism. This guidance requires an “essential equivalency” assessment of the laws of the destination country. If essentially equivalent protections are not available in the destination country, the exporting entity must then assess if supplemental measures can be put in place that, in combination with the chosen transfer mechanism, would address the deficiency in the laws and ensure that essentially equivalent protection can be given to the data. Complying with this guidance will be expensive and time consuming and, in the worst case scenario, may ultimately prevent us from transferring personal data outside the EEA, which would cause significant business disruption. Like many other businesses, until the legal uncertainties regarding how to legally continue transfers pursuant to the SCCs and other mechanisms are settled, we will continue to face uncertainty as to whether our efforts to comply with our obligations under the GDPR will be sufficient. This and other future developments regarding the flow of data across borders could increase the complexity of transferring personal data across borders in some markets and may lead to governmental enforcement actions, litigation, fines and penalties or adverse publicity, which could have an adverse effect on our reputation and business. That said, as far as transfers of personal data from the EU to the US are concerned, the EU and US are currently negotiating a new arrangement (known as the Transatlantic Data Privacy Framework) to replace the previous EU-US Privacy Shield framework which was invalidated in the "Schrems II" case, which is intended to facilitate transfers of personal data from the EU to the US. Although the new Transatlantic Data Privacy Framework has not yet been formally approved (and is therefore not in force yet), the approval process is currently underway, and the European Commission has indicated that it hopes to complete the formal approval process by summer 2023.

The GDPR creates sanctions for breach of data protection obligations with potential fines that are significant: up to the greater of €20 million or 4% of total global annual turnover. The authorities have shown a willingness to impose significant fines and issue orders preventing the processing of personal data on non- compliant businesses. Moreover, individuals can claim damages resulting from infringement of the GDPR and other European data protection laws. The GDPR also introduces the right for non-profit organizations to bring claims on behalf of data subjects. In addition to the foregoing, a

/70

breach of the GDPR or other applicable privacy and data protection laws and regulations could result in regulatory investigations, reputational damage, orders change our use of data, enforcement notices, or potential civil claims including class action type litigation.

In addition, as of January 1, 2021, the GDPR was brought into UK law as the ‘UK GDPR’, but there may be further developments about the regulation of particular issues with which we will be required to comply.

The risk of our Company being found in violation of these laws is increased by the fact that many of them have not been fully interpreted by applicable regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. The shifting compliance environment and the need to build and maintain robust and expandable systems to comply with multiple jurisdictions with different compliance and/or reporting requirements increases the possibility that a healthcare company may run afoul of one or more of the requirements.

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

Anti-Corruption Laws

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended (FCPA), the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, and other state and national anti-bribery and anti- money laundering laws in countries in which we conduct activities, such as the UK Bribery Act 2010 and the UK Proceeds of Crime Act 2002, collectively, Anti-Corruption Laws.

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

/71

C.Organizational Structure

Below is a list of the significant subsidiaries of Olink, including our ownership percentage, its year of formation and its jurisdiction. These subsidiaries were established to allow us to conduct commercial and clinical operations and expand our operations globally.

				Share of common shares owned by the Company (%)
Name	Principle Activities	Year of formation	Country of registration and operation	2022	2021
Olink Finance AB	Cash management	2018	Sweden	100%	100%
Olink OldCo AB	Other operational activities	2016	Sweden	100%	100%
Olink Proteomics AB	Sales, production, and research & development	2015	Sweden	100%	100%
Agrisera AB	Production, and research & development	1985	Sweden	100%	100%
Olink Proteomics Inc.	Sales of services and distribution services	2015	USA	100%	100%
Olink Proteomics Ltd	Marketing coordination and sales services	2015	UK	100%	100%
Olink Proteomics B.V	Marketing coordination and sales services	2016	Netherlands	100%	100%
Olink Proteomics GmbH.	Marketing coordination and sales services	2018	Germany	100%	100%
Olink Proteomics KK	Marketing coordination and sales services	2019	Japan	100%	100%
Olink Biotech (Shanghai) Co., Ltd	Distribution, marketing coordination and sales services	2020	China	100%	100%
Olink Proteomics SAS	Marketing coordination and sales services	2022	France	100%	N/A

D.Property, Plants and Equipment

Our corporate headquarters, research and development facilities and manufacturing distribution centers and our largest Analysis Service lab are located in Uppsala, Sweden, where we lease approximately 57,000 square feet of space under leases expiring around December 31, 2023. We also lease approximately 80,000 square feet of office and laboratory space for our new headquarters in Uppsala, Sweden and expect to take occupancy in 2023. This lease expires on March 31, 2033. We lease approximately 32,000 square feet of office and laboratory space in Waltham, Massachusetts. This lease expires on May 31, 2029. In Shanghai, China we lease approximately 2,300 square feet, pursuant to a lease expiring on April 15, 2024. In our remaining geographies, we lease approximately 2,950 of combined square feet, with various expiration dates.
In Umeå, Sweden, Olink leases approximately 13,000 square feet of laboratory and office expiring December 31, 2032, and approximately 15,500 square feet of supplemental facility space, expiring December 31, 2030. Olink also owns two office/laboratory and related buildings (on leased ground), which combined are approximately 7,250 square feet in size.
Except as noted above, we do not own any real property and believe that our current facilities are sufficient to meet our ongoing needs and that, if we require additional space, we will be able to obtain additional facilities on commercially reasonable terms.

/72

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

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

Our dedication to customer satisfaction and quality has enabled us to expand our existing customer base from inception in 2016. Revenues from our original customer accounts that we obtained in 2016 have grown at an average annual growth rate of 28%. These original customer accounts we've had since 2016 represented approximately 20% of our revenues for the year ended December 31, 2022.

Our customers primarily include academic, government, biopharmaceutical, biotechnology and other institutions focused on life science research. Our revenue is principally generated from two segments, Kit and Service. Kit revenues refer to the sale of our panels directly to customers that run the kit and analysis in their own labs. During the year ended December 31, 2022 and year ended December 31, 2021, sales to academic institutions and core labs represented approximately 47% and 44% of our revenues, respectively. Sales to biopharmaceutical companies represented the remaining 53% and 56% of our revenues, respectively. We operate a global direct sales model across all our regions (Americas, EMEA and APAC) and customer segments. As of December 31, 2022, our commercial team was comprised of 208 employees, with an emphasis on the Americas region. Sales within the Americas accounted for approximately 48% of revenues during the year ended December 31, 2022 and approximately 45% of our revenues during the year ended December 31, 2021.

/73

A.Operating Results Financial Operations Overview
The following table summarizes our results of operations for the periods presented:

Amounts in thousands of USD	Year ended December 31, 2022	Year ended December 31, 2021
Revenue	$139,848	$94,973
Cost of goods sold	(45,349)	(36,764)
Gross profit	94,499	58,209
Selling expenses	(44,673)	(33,668)
Administrative expenses	(54,274)	(47,495)
Research and development expenses	(26,345)	(22,141)
Other operating income	191	443
Operating loss	(30,602)	(44,652)
Interest income	1,159	98
Interest expense	(531)	(2,146)
Foreign exchange gain	14,059	1,874
Other financial income/(expense)	508	(1,719)
Loss before tax	(15,407)	(46,545)
Income tax benefit	2,556	8,206
Net loss for the period (Attributable to shareholders of the Company)	$(12,851)	$(38,339)
Other comprehensive income/(loss):
Items that may be reclassified to profit or loss:
Exchange differences from translation of foreign operations	(60,289)	(37,659)
Other comprehensive income/(loss) for the, period, net of tax	(60,289)	(37,659)
Total comprehensive loss for the period, net of tax	$(73,140)	$(75,998)
Total comprehensive loss for the period (Attributable to owners of the Company)	$(73,140)	$(75,998)
Basic and diluted loss per share	$—	$—

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021 Revenue
We principally derived our revenues from the sale of our biomarker panels, either as a kit-product or by providing analysis and ancillary services for customers that prefer outsourced proteomics analysis. Overall, 2022 revenue for the year ended December 31, 2022 was $139.8 million compared to $95.0 million for the year ended December 31, 2021 This increase of $44.9 million, or 47.3%, was mainly due to the continued roll out of our Explore offering, coupled with accelerated growth for our Target portfolio on the back of the Signature launch in late 2021.

Cost of goods sold

Cost of goods sold primarily consists of manufacturing costs incurred in the production process including personnel and related costs; costs of component materials; depreciation; manufacturing overhead; delivery costs and allocated costs including facilities and information technology. In addition, cost of goods sold includes royalty costs for licensed technologies included in our products, provisions for slow-moving and obsolete inventory.

/74

Cost of goods sold for the year ended December 31, 2022 was $45.3 million compared to $36.8 million for the year ended December 31, 2021. The increase of $8.6 million, or 23.4%, was due to higher sales volumes and an increase in analysis services lab capacity and cost associated with the delivery of the UKBB project.

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

Gross profit for the year ended December 31, 2022 was $94.5 million compared to $58.2 million for the year ended December 31, 2021. The increase of $36.3 million, or 62.3%, was due to year over year revenue growth. The gross profit percentage increased from 61.3% to 67.6%, represents an increase in gross profit percentage of 6.3%, is primarily explained by the successful execution of our strategy to increase our kit revenues as percentage of total revenues which increase from for 28.2% the year ended December 31, 2021 to 39.4% for the year ended December 31, 2022.

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

Selling expenses for the year ended December 31, 2022 was $44.7 million, or 31.9% of our total revenue, compared to
$33.7 million, or 35.5% of our total revenue, for the year ended December 31, 2021. This increase of $11.0 million, or 32.7%, was primarily driven by higher employee benefits expense, consisting of wages, salaries, social security and pension costs to employees in selling functions. This has been driven by our ongoing effort to build out our global commercial capabilities.

Administrative Expenses

Administrative expenses include costs associated with our finance, accounting, legal, human resources, communications, and administrative personnel; facility-related costs; and intellectual property fees for the registration and maintenance of our patents. We anticipate that our administrative expenses will increase in the future as we grow our support functions in line with our planned growth. We also anticipate increased expenses associated with being a public company in the United States, including costs related to audit, legal, regulatory and tax-related services associated with maintaining compliance with U.S. exchange listing and SEC requirements, director and officer insurance premiums, and investor relations costs. In particular, we will incur additional accounting expenses to comply with the Sarbanes-Oxley Act in the United States that require us to test the effectiveness of our internal controls over financial reporting.

Administrative expenses for the year ended December 31, 2022 totaled $54.3 million, or 38.8% of our total revenue, compared to $47.5 million, or 50.0% of our total revenue, for the year ended December 31, 2021. The increase of $6.8 million, or 14.3% is reflective of the overall growth of the business.

/75

Research and Development Expenses

Research and Development expenses associated with our research and development functions, primarily located in Uppsala, Sweden include costs of employee benefit expenses of our R&D personnel, R&D facility-related costs, recruitment, administrative services and allocated costs including facilities and information technology, and intellectual property fees for the registration and maintenance of our patents.

We deploy a substantial portion of our resources on developing new products and solutions. Our research and development efforts are focused on identifying and developing new biomarker expressions through our Affinity program, improving the performance in existing products and developing new product lines and features.

We plan to continue to invest significantly in our research and development efforts, including hiring additional employees, to enhance existing products and develop new products. Our Affinity program is focused on expanding our library of proteins beyond approximately 3,000 that is commercially available to our customers today. The expansion of our library of proteins was further enabled by the acquisition of Agrisera in 2020; that vertically integrated our supply chain and enabled in house antibody production.

Research and Development expenses for the year ended December 31, 2022 totaled $26.3 million, or 18.8% of our total revenue, compared to $22.1 million, or 23.3% of our total revenue, for the year ended December 31, 2021. The increase of $4.2 million, or 19.0%, was driven by $4.8 million higher employee benefits expenses, consisting of wages, salaries, social security, and pension costs to employees in research and development functions. The majority of the external spend within our R&D function was focused on the development of new assays and expansion of our library of protein biomarkers.

Financial Income (Expense)

Interest income relates primarily to interest income received from cash at bank. Our cash at bank has been deposited in cash accounts and therefore generates only a modest amount of interest income. Interest expense relates primarily to interest expense on our outstanding loans and borrowings as well as interest on outstanding leases. As of December 31, 2022, the external debt and borrowings are repaid.

We also incur foreign exchange gains and losses, mainly related to revaluation of bank balances and loan facilities denominated in foreign currencies, which amounts are recorded as foreign exchange gain/(loss).

Other financial income/(expense) refers mainly to fees related to loan arrangements and credit facilities.

Financial income for the year ended December 31, 2022 was $15.7 million, compared to $2.0 million for the year ended December 31, 2021. The increase in financial income is mainly explained by larger foreign currency gains related to revaluation of bank balances.

Financial expense for the year ended December 31, 2022 was $(0.5) million, compared to $(3.9) million for the year ended December 31, 2021. The decrease in financial expense is largely due the absence of outstanding loan facilities denominated in foreign currency since they were repaid during the first quarter of 2021.

Income Taxes

Our tax credit or expense consists of income taxes, with Swedish income taxed at the Swedish tax rate and taxation for other jurisdictions calculated at the rates prevailing in each respective jurisdiction. Income taxes also include the impact of temporary differences which is primarily due to the acquisition accounting for the intangible assets.

Income tax benefit for the year ended December 31, 2022 was $2.6 million compared to a benefit of $8.2 million for the year ended December 31, 2021. The statutory Swedish tax rate was 20.6% during 2021 and 2022.

/76

Segment Information

We report results under two segments: Kit and Service, as further discussed in the Segment Information sections below within Components of Results of Operations and Results of Operations. All other operating segments have been aggregated and are included within the Corporate / Unallocated heading.

Kit Revenues

Kit revenues represented 39.4% of our revenues for the year ended December 31, 2022 compared to 28.2% for the year ended December 31, 2021 and grew 105.6% year over year primarily as a result of the December 2020 launch of our Explore kits. We generated an adjusted gross profit percentage of 88.4% on Kit revenues for the year ended December 31, 2022 compared to 86.4% for the year ended December 31, 2021. The growth in FY22 was driven by our continued efforts to expand our footprint of Explore customer running our kits in house and continued placements of the Signature instrument that drives Target kit revenues.

Service Revenues

Historically, services have been the main source of our revenue and a key driver of our financial performance. Service revenues represented 52.2% of our revenues for the year ended December 31, 2022 compared to 63.4% for the year ended December 31, 2021 and grew 21.2% year over year primarily as a result of a strong momentum in demand for the Explore product. We generated an adjusted gross profit percentage of 60.1% on Service revenues during the year ended December 31, 2022 compared to 57.3% during the year ended December 31, 2021 which represents an increase in adjusted gross profit percentage of 2,8%.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

For a discussion of our consolidated statements of operations for the year ended December 31, 2021 compared to the year ended December 31, 2020, see the section “Item 5. Operating and Financial Review and Prospects” in our Form 20-F for the fiscal year December 31, 2021 filed with the SEC on March 17, 2022.

Non-IFRS Reconciliations

We present the following non-IFRS financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of these non-IFRS measures facilitates investors’ assessment of our operating performance. We caution readers that amounts presented in accordance with our definitions of Adjusted EBITDA, Adjusted Gross Profit and Adjusted Gross Profit Percentage may not be the same as similar measures used by other companies. Not all companies and Wall Street analysts calculate the non-IFRS measures we use in the same manner. We compensate for these limitations by reconciling each of these non-IFRS measures to the nearest IFRS performance measure, which should be considered when evaluating our performance. Non-IFRS financial measures should not be considered a substitute for our superior to IFRS measures. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

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

/77

A reconciliation of Adjusted EBITDA to operating loss, the most directly comparable IFRS measure, is set forth below:

Amounts in thousands of USD	Year ended December 31, 2022	Year ended December 31, 2021
Operating Loss	(30,602)	(44,652)
Add:
Amortization	11,212	11,089
Depreciation	6,114	4,713
EBITDA	(13,276)	(28,849)
Management Adjustments	1,288	7,777
Share based compensation expenses	8,047	2,524
Adjusted EBITDA	$(3,941)	$(18,548)

Management adjustments for the year ended December 31, 2022 amounted to $1.3 million of costs associated with the Nasdaq listing and related share issue costs. Management adjustments for the year ended December 31, 2021 amounted to $7.8 million in total of costs primarily relating to initial and secondary offering in 2021. Adjusted EBITDA for the year ended December 31, 2022 also includes an add back of $8.0 million of share based compensation expenses associated with our Amended and Restated 2021 Incentive Award Plan.

Adjusted Gross Profit, including Adjusted Gross Profit Percentage

We use the non-IFRS measure of Adjusted Gross Profit, including Adjusted Gross Profit Percentage. We define Adjusted Gross Profit as revenue less cost of goods sold, which is then adjusted to remove the impact of depreciation and the impact of material transactions or events that we believe are not indicative of our core operating performance, such as share based compensation expenses and any inventory fair value step up associated with the purchase accounting process that is recorded within cost of goods sold, which may or may not be recurring in nature.

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

Reconciliations of Adjusted Gross Profit to gross profit, the most directly comparable IFRS measure, are set forth below:

Amounts in thousands of USD, unless otherwise stated	Year ended December 31, 2022	Year ended December 31, 2021
Revenue	139,848	94,973
Cost of goods sold	(45,349)	(36,764)
Gross Profit	94,499	58,209
Gross Profit %	67.6%	61.3%
Less:
Depreciation charges	3,017	2,992
Share based compensation expenses	396	100
Adjusted Gross Profit	$97,912	$61,302
Adjusted Gross Profit %	70.0%	64.5%

/78

Reconciliations of Adjusted Gross Profit to gross profit, the most directly comparable IFRS measure, by segment, are set forth below:

Amounts in thousands of USD, unless otherwise stated	Year ended December 31, 2022	Year ended December 31, 2021
Kit
Revenue	55,091	26,797
Cost of goods sold	(7,131)	(4,112)
	47,960	22,685
Gross profit margin	87.1%	84.7%
Less:
Depreciation charges	569	431
Share-based compensation expenses	176	48
Adjusted Gross Profit	$48,705	$23,164
Adjusted Gross Profit %	88.4%	86.4%

Service
Revenue	73,012	60,221
Cost of goods sold	(31,776)	(28,299)
Gross profit	41,236	31,922
Gross profit margin	56.5%	53.0%
Less:
Depreciation charges	2,448	2,561
Share-based compensation expenses	220	52
Adjusted Gross Profit	$43,904	$34,535
Adjusted Gross Profit %	60.1%	57.3%

Corporate / Unallocated
Revenue	11,745	7,955
Cost of goods sold	(6,442)	(4,352)
Gross profit	5,303	3,603
Gross profit margin	45.2%	45.3%
Less:
Depreciation charges	—	—
Share-based compensation expenses	—	—
Adjusted Gross Profit	$5,303	$3,603
Adjusted Gross Profit %	45.2%	45.3%

Adjusted gross profit percentage for the year ended December 31, 2022 was 70.0% compared to an adjusted gross profit percentage of 64.5% for year ended December 31, 2021. Adjusted gross profit for the years ended December 31, 2022 and 2021 consists of $3.0 million and $3.0 million, respectively, related to depreciation charges.

Impact of Covid

The COVID-19 pandemic has adversely affected, and we expect will continue to adversely affect, elements of our business. COVID-19 has primarily disrupted the customer end of the supply chain, with our customers’ labs operating at reduced capacity for extended portions of 2020, in particular as customers have had issues accessing their labs. In 2021

/79

and 2022, we observed a lower impact from the COVID-19 pandemic than in 2020, but certain regions such as China have been more impacted by continued lockdowns in 2021 and 2022. Our production and manufacturing facilities are located in Uppsala, Sweden and Waltham, Massachusetts, and we have not to date experienced any material disruptions to our production or supply of goods. We increased our inventory level in 2020 and 2021 in order to operate with a higher level of inventory than we had done historically. Although we have seen a reduction in demand due to the lingering impacts of the COVID-19 pandemic, we have not observed any significant changes in our underlying customer base, and we have been and will continue to serve our customers, even at reduced levels, until their activities return to normal. The gradual recovery of revenue we have seen compared with previous levels reflects the underlying factors affecting demand, including the easing of lockdown restrictions and the partial or full reopening of academic and biopharmaceutical research laboratories around the world. At December 31, 2022, we concluded there was no evidence of material changes to recoverability risk of business assets, including deferred tax assets and trade receivables.

B.Liquidity and Capital Resources

Since our inception, until March 7, 2019, we financed our operations primarily through internally generated cash flows and we did not rely on any material external financing arrangements during this period.

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

As of December 31, 2022, we had $75.1 million in cash at bank and no outstanding loan balances, compared to $118.1 million and no outstanding loan balances as of December 31, 2021.

Subsequent to December 31, 2022 and on January 18, 2023, the Group initiated a public offering of 5,831,028 American Depositary Shares, each representing one common share of the Group (the “ADSs”), consisting of 4,250,000 ADSs offered by the Company and 1,581,028 ADSs offered by certain selling shareholders of the Group (the “Selling Shareholders”), at a price to the public of $20.00 per ADS. In addition, the Group granted the underwriters a 30-day option to purchase up to an additional 874,654 ADSs from the Company. The Company will not receive any proceeds from the sale of the ADSs by the Selling Shareholders. The offering closed on January 23, 2023 with respect to the initial 4,250,000 ADSs offered by the company and 1,581,028 ADSs/shares offered by the selling stockholders. The option granted to the underwriters closed February 13, 2023 with a total of 760,253 ADSs offered by the company pursuant to the 30-day time period. Total proceeds from the share issue after deducting the underwriting discounts, but before deducting other public offering costs is $95.2 million.

Loan Facilities

During the year ended December 31, 2019 the Group entered into a loan facility in the amount of $110 million with Bridgepoint Credit and DNB AB (Publ) as part of the financing of the Olink Acquisition (Facilities). During the year ended December 31, 2020, we amended our debt structure under the existing loan facility with Bridgepoint Credit and DNB AB (Publ), increasing the total commitment under the facilities to $137.6 million. The effective date of the amended agreement was December 23, 2020.

A total of $63.5 million had been drawn down under the term Facility B, adjusted for transaction costs of $1.8 million. The loans were raised in USD and EUR to match revenue streams in USD and EUR. The remaining undrawn credit under the facilities were $74.1 million. Under the terms of the Facilities, the Group pledged the assets, including patents and other intellectual property, of our subsidiary, Olink Proteomics Inc.

On March 30, 2021, we repaid $65.6 million of outstanding loan facilities plus accrued interest of $1.9 million using the net proceeds from the offering and had no outstanding loan balances. As of December 31, 2022, we had $75.1 million in cash at bank and no outstanding loan balances or related pledged assets.

/80

Cash Flows

The table below summarizes our statement of cash flows for the periods presented:

	Year ended
Amounts in thousands of USD	December 31, 2022	December 31, 2021
Cash flow used in operating activities	$(30,066)	(53,686)
Cash flow used in investing activities	(8,713)	(14,960)
Cash flow (used in)/from financing activities	(2,884)	179,062
Net cash flow during the financial year	$(41,663)	110,416

Cash used in Operating Activities

Cash flow used in operating activities was $(30.1) million for the year ended December 31, 2022 and $(53.7) million for the year ended December 31, 2021. The negative cash flow from operating activities in 2022 is primarily explained by two components. One is loss before tax, adjusted with non-cash items, of $(4.6) million. The other is changes in working capital of $(27.9) million due to inventory build up and higher accounts receivables both related to increased sales. In 2021, the negative cash flow from operating activities is explained by net result before tax, adjusted for non-cash items, of $(25.8) million, a $(23.4) million change in net working capital and interest and tax payment of $(2.3) million and $(2.3) million respectively.

Cash used in Investing Activities

Cash used in investing activities was $(8.7) million million during the year ended December 31, 2022, representing a decrease in cash used of $6.2 million, or 41.8%, compared to the year ended December 31, 2021. This decrease resulted from decreased investments in property, plant, and equipment of $3.3 million and decreased purchase of intangible assets of $2.9 million in year ended December 31, 2022 compared to the year ended December 31, 2021.

Cash used in / provided by Financing Activities

Cash used in financing activities was $(2.9) million during the year ended December 31, 2022, representing a decrease in cash provided of $(181.9) million. This decrease primarily resulted from cash received from the issuance of new shares which amounted to $264.7 million the year ended December 31, 2021, partially offset by cash outflow from share issue costs of $(19.5) million. There was no repayment of interest-bearing debt and borrowings in the year ended December 31, 2022. Repayment of interest-bearing debt and borrowings amounted to $(65.6) million the year ended December 31, 2021.

Operating and Capital Expenditure Requirements

Since our inception in 2016, we have incurred operating losses from time to time. Our net loss was $12.9 million during the year ended December 31, 2022 compared to a net loss of $38.3 million for the year ended December 31, 2021. We expect to incur significant expenses as well as operating losses during a period going forward as we continue our research and development efforts and expand our protein biomarker library. In addition, we plan to further expand our commercial team globally.

Although it is difficult to predict future liquidity requirements, we believe that our existing cash and cash equivalents as of December 31, 2022 together with the cash raised in the follow on public offering in January and February 2023 will be sufficient to cover the planned funding need until the business is funded through a positive cash flow.

/81

Contractual Obligations

The following table discloses aggregate information about our material undiscounted contractual obligations and the periods in which payments are due as of December 31, 2022 and December 31, 2021. Future events could cause actual payments and timing of payments to differ from the contractual cash flows set forth below.

As per December 31, 2022
Amounts in thousands of USD	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Lease obligations (1)	$35,528	$4,606	$8,255	$7,732	$14,935
Advance invoiced customers	1,694	1,694
Accounts payable	6,885	6,885
(1) Including the lease agreement that the Group has entered into, but not yet commenced at December 31, 2022.

As per December 31, 2021
Amounts in thousands of USD	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Lease obligations (1)	$8,379	$2,952	$3,124	$2,262	$40
Advance invoiced customers	5,477	5,477	—	—	—
Accounts payable	8,668	8,668	—	—	—
1) Included lease agreements that the Group has entered into, but not yet commenced at December 31, 2021.

Loan facilities

Our loan facilities with Bridgepoint Credit and DNB AB (Publ) which were used as part of the financing of the Olink Acquisition (Facilities) and amounted to a total commitment under the facilities to $137.6 million was paid off in full during 2021. As of December 31, 2021 and 2022, we do not have outstanding loans.

Loan from shareholders

This loan was converted into equity in May 2020.

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

C.Research and Development, Patents and Licenses

For a description of our research and development programs and activities, see “Item 4.B. Information on the Company - Business Overview”. For a description of the amount spent during each of the last three fiscal years on company-sponsored research and development activities, as well as the four components of research and development expenses, see “Item 5. Operating and Financial Review and Prospects-A. Operating Results-Financial Operations Overview.”

D.Trend Information

/82

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

During the year ended December 31, 2022 and December 31, 2021, we did not have any off-balance sheet arrangements.

E.Critical Accounting Estimates

Not applicable.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

The following table sets forth the name and position of each of our executive officers and directors, as well as their respective ages as of December 31, 2022.

Name	Age	Position(s)
Executive Officers:
Jon Heimer	55	Chief Executive Officer and Director
Oskar Hjelm	38	Chief Financial Officer
Rickard El Tarzi	37	Chief Strategy Officer
Ida Grundberg, PhD	40	Chief Scientific Officer
Carl Raimond	52	Chief Commercial Officer
Anna Marsell	44	Chief Operating Officer
Johanna Isander	40	Chief People Officer
Linda Ramirez-Eaves, Esq.	51	General Counsel
Directors:
Jon Hindar	66	Chairman of the Board of Directors
Solange Bullukian	58	Director
Johan Lund, PhD	65	Director
Mary Reumuth	47	Director
Nicolas Roelofs, PhD	65	Director
Gustavo Salem	59	Director
Tommi Unkuri	42	Director
Robert Scheuren	61	Director

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

/83

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

Anna Marsell has served as our Chief Operating Officer since November 29, 2022. Prior to joining us, Ms. Marsell worked at Galderma from May 2012 to November 2022 in several different roles including Global Brand Manager, Global Strategic Marketing in Uppsala Sweden, Council Management and decision report, based in Switzerland and working directly with the CEO of Nestlé and since May 2019 as General Manager/Head of Nordics in Uppsala. Prior to that she was based in Boston working in Product Management for St. Jude Medical from April 2009 to May 2012. She started out her career at Radi Medical Systems in January 2005 working as a Project Manager in Uppsala until April 2008 when she moved to Boston working in Product Management until April 2009. Ms Marsell has a M.Sc in Bio Tech Engineering from Uppsala University from 1997 to 2004 and she also worked as a Research Engineer at Uppsala University from April 2004 to December 2004.

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

/84

Directors

Jon Hindar has served as chairman of our Board of Directors since January 2021. Mr. Hindar has served as a Principal of Summa Equity AB since January 2017. From 2015 until 2017, Mr. Hindar served as chairman of the board of directors of Argentum Fondsinvesteringer AS, Hav Line AS and LGJ Invest AS. From March 2012 until June 2016, Mr. Hindar served as Chief Executive Officer of Cermaq Group AS. Mr. Hindar has served as chairman of the board of directors of Arendals Fossekompani ASA since June 2020, and also serves on the boards of multiple privately-held companies, including Milarex AS, Klaveness Marine Holding AS, LGJ Invest AS, HyTest Group, Argentum Fondsinvesteringer AS and Nofitech AS. Mr. Hindar received his Master of Science and Engineering in chemistry from the Norwegian University of Science and Technology, and completed the Programme for Executive Development at IMD, Lausanne. We believe Mr. Hindar is qualified to serve on our Board of Directors because of his scientific knowledge, extensive business and operations experience, including in leadership roles, and his experience working with companies in similar technologies and markets.

Solange Bullukian has served as a member of our Board of Directors since January 2021. Ms. Bullukian is a strategic executive finance and accounting leader with extensive Fortune 500 and startup experience, including in the life sciences, technology, and computing industries. Ms. Bullukian is the Managing Principal of Scale2Growth which she founded in November 2017, supporting companies through periods of rapid expansion. Ms. Bullukian served as the Chief Financial Officer of Twist Bioscience Corporation. Previously, Ms. Bullukian has served as Chief Accounting Officer and prior to that as Chief Financial Officer of the Life Sciences Group at Agilent Technologies Inc. Ms. Bullukian held a variety of finance and accounting positions at both Agilent Technologies and Hewlett-Packard. Ms. Bullukian is an Independent Director and Audit Committee Chair at Lumicks and Inari Agriculture. Ms. Bullukian received her Master of Science in Management from the HEC (Ecole des Hautes Etudes Commerciales) School of Management in Paris, France. We believe Ms. Bullukian is qualified to serve on our Board of Directors because of her experience, qualifications, attributes and skills, including her experience in the emerging growth and life sciences markets and her service as a director of other companies.

Johan Lund, PhD has served as a member of our Board of Directors since December 2020. He has served as the co- founder and Chief Executive Officer of KyNexis Medicine Development AB since August 2018. Since June 2018, Dr. Lund has also served as a consultant for MBS Pharma, which he founded. Prior to that, from March 2016 until May 2017, Dr. Lund served as Vice President and Head of the Immunology and Inflammation Therapeutic Center of Excellence of Celgene Corporation. From April 2015 until March 2016, Dr. Lund was Managing Partner at J. Lund and Associates, LLC, and from May 2015 until March 2016, Dr. Lund was a Senior Advisor for the Karolinska Institutet, advising on innovation and business creation as part of the European Institute for Innovation and Technology (EIT) Health Consortium. From August 2012 until March 2015, Dr. Lund served as Senior Vice President and Chief Scientific Officer of the Immunoscience Research Unit of Pfizer Inc. Dr. Lund has served as chairman of the board of directors for Aqilion AB since June 2018, and is a member of the board of directors of several privately-held companies, including Genagon Therapeutics AB and NEOGAP AB (formerly Tcer AB). Dr. Lund received his Med.Kand. degree and his Doctor of Medical Science degree from Karolinska Institutet. Dr. Lund also holds a diploma in Managing Medical Product Innovation from the Scandinavian International Management Institute in Copenhagen. We believe Dr. Lund is qualified to serve on our Board of Directors because of his extensive medical and scientific knowledge and his extensive operating experience in the biotechnology industry.

Mary Reumuth has served as a member of our Board of Directors since April 2022. She is currently the CFO of Kala Pharmaceuticals, a publicly traded biopharmaceutical company focusing on advancing the treatment of eye diseases. Ms. Reumuth acted as an independent financial consultant from November 2012 to January 2014, and served as Corporate Controller for Enobia Pharma Corp., a biopharmaceutical company acquired by Alexion Pharmaceuticals, Inc., from May 2011 to June 2012. She previously served as Director of Finance at Verenium Corporation, a biotechnology company, from December 2007 to March 2011. From 2001 to 2007, Ms. Reumuth held a variety of finance and accounting positions at Genzyme Corporation, and ILEX Oncology, Inc. Ms. Reumuth has served an auditor at Ernst & Young LLP. She earned her bachelor's degree in Business Administration from Texas A&M University—Corpus Christi, and is a Certified Public Accountant.

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

/85

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

Gustavo Salem has served as a member of our Board of Directors since December 2020. Mr. Salem has served as a Principal of Summa Equity AB since March 2020. Since its inception in January 2019, Mr. Salem has served as the co- founder and managing partner of Eureka Life Science LLC, which provides business strategy and commercialization support for innovative companies across the life sciences and diagnostics markets. From October 2016 through January 2019, Mr. Salem served as President of IDEX Health and Science and Group President of IDEX Corporation. From March 2015 until October 2016, Mr. Salem served as President of IDEX Health and Science, LLC and, from April 2014 until February 2015, served as President and Chief Executive Officer of SISCAPA Assay Technologies, Inc. Mr. Salem has served as the chairman of the board of directors of Liderança Group Inc. since August 2019 and also serves as a member of the board of directors of multiple privately-held companies, including SISCAPA Assay Technologies, Inc., IROA Technologies LLC and Sengenics Corporation Pte Ltd. Mr. Salem received his Bachelor of Arts in physiological psychology from University of California, Berkeley and was a Master of Science candidate in psychobiology at University of California, Irvine. We believe Mr. Salem is qualified to serve on our Board of Directors because of his experience, qualifications, attributes and skills, including his extensive experience in leadership and management roles at biotech and life sciences companies.

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

Robert Schueren has served as a member of our Board of Directors since April 2022. He currently serves as COO of Natera, a publicly traded company focused on women’s health, oncology, and organ health diagnostics. Prior to Natera, he was CEO of IntegenX Inc. until its acquisition by Thermo Fisher Scientific. Additional executive leadership roles that Mr. Schueren held include GM of Genomics at Agilent Technologies, Global Head of Clinical Biomarkers and Operations, and Deputy Global Head of Molecular Medicine Labs for Genentech, Inc. He formerly held leadership and commercial roles at Arcturus Bioscience, Accumetrics, Biosite Diagnostics, Gen-Probe, and Abbott Labs. Mr. Schueren received a BS in Pharmacy from Temple University.

/86

B.Compensation

Executive Officer and Non-Executive Director Compensation

Our Chief Executive Officer and non-executive directors received the following compensation, accrued or paid, for the year ended December 31, 2022 (in USD):

	Base Pay	Variable/Bonus Pay	Pension Cost	Share-based Compensation [2]	Total
Name and Title or Position	(US$)	(US$)	(US$)	(US$)	(US$)
Chief Executive Officer and Director
Jon Heimer (1)	$415,668	$413,310	$60,413	$707,903	$1,597,294
Non-Executive Directors
Jon Hindar	130,000	—	—	175,470	305,470
Solange Bullukian	100,000	—	—	76,610	176,610
Johan Lund, PhD	90,000	—	—	76,610	166,610
Mary Reumuth	63,750	—	—	28,594	92,344
Nicolas Roelofs, PhD	70,000	—	—	76,610	146,610
Gustavo Salem	80,000	—	—	76,610	156,610
Tommi Unkuri	0	—	—	—	—
Robert Scheuren	63,750	—	—	28,594	92,344

(1) Includes compensation for service as Chief Executive Officer; Mr. Heimer does not receive compensation for his service as a Director.
(2) Refers to RSUs granted to Mr. Heimer and options granted to all directors, where amounts indicated. Amounts represent the expense recognized in accordance with IFRS 2 in the income statement, based on the grant date fair value.

During and for the year ended December 31, 2022, the aggregate compensation accrued or paid to our other executive officers serving during the year as a group (eight individuals, including our former COO who served through November 30, 2022) was base pay of US $1,507,506, variable/bonus pay of US $654,649, pension cost of US $230,702, and share based compensation of $1,482,722. Our executive officers also had amounts paid to provide healthcare benefits.

Mr. Heimer was granted stock options to purchase 22,305 shares in April 2022 with an exercise price of $17.39 per share and 35,913 RSUs. One-quarter of Mr. Heimer's options and RSUs vest annually on the first, second, third, and fourth anniversary after grant date, and the expiration date for each tranche of options is five years after the grant date.

For the non-executive directors, excluding Mr. Unkuri whom did not receive any compensation, each was granted stock options to purchase 9,375 shares in April 2022 with an exercise price of $17.39 per share. One-quarter of the options vest annually on the first, second, third, and fourth anniversary after grant date, and the expiration date for each tranche of options is five years after the grant date.

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

For share-based compensation information for the year ended December 31, 2022 for our executive officers and non- executive directors, see "Amended and Restated 2021 Incentive Award Plan" below and "Note 20- Stock-based Compensation" in the Notes to the Consolidated Financial Statements contained herein.

Amended and Restated 2021 Incentive Award Plan

On March 16, 2021, our shareholders approved and made effective our 2021 Incentive Award Plan, which was subsequently amended and restated, and approved by our shareholders on April 7, 2022 (the Plan). The principal purpose of the Plan is to attract, retain and motivate selected employees, consultants and directors through the granting of share-based compensation awards and cash-based performance bonus awards. The material terms of the Plan are summarized below.

/87

Under the Plan, a total of 1,680,303 Shares were initially available for issuance pursuant to a variety of stock-based compensation awards, including stock options, stock appreciation rights, or SARs, restricted stock unit awards, performance bonus awards, performance stock unit awards, dividend equivalents, other stock-based awards, and other cash-based awards; provided, however, that no more than 1,680,303 Shares may be issued upon the exercise of incentive stock options. “Shares” means, as determined by the administrator, (i) common shares or (ii) an equivalent number of American Depositary Shares or American Depositary Receipts, provided, however, it is understood that in order to facilitate the delivery and settlement of an award, an award may be settled by delivering warrants, entitling the holder to the immediate subscription of one common share against the (at the time) quota value of such common share, and which shall be immediately converted into common shares.

The following counting provisions are in effect for the shares available under the Plan:

•to the extent that an award terminates, expires or lapses for any reason or an award is settled in cash without the delivery of Shares, any Shares subject to the award at such time will be available for future grants under the Plan;

•to the extent Shares are tendered or withheld to satisfy the exercise price or tax withholding obligation with respect to any award under the Plan, such tendered or withheld Shares will be available for future grants under the Plan, provided it is permitted under applicable law;

•to the extent Shares subject to stock appreciation rights are not issued in connection with the settlement of stock appreciation rights on exercise thereof, such Shares will be available for future grants under the Plan;

•any Shares that are subject to awards that may only be settled in cash will not be counted against the Shares available for issuance under the Plan; and

•to the extent permitted by applicable law or any exchange rule, Shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by us or any of our subsidiaries will not be counted against the Shares available for issuance under the Plan.

For share-based compensation information for the year ended December 31, 2022 for our executive officers and non- executive directors, see "Note 20- Stock-based Compensation" in the Notes to the Consolidated Financial Statements contained herein.

C.Board practice

Introduction
Our Board of Directors performs its duties in accordance with the Rules of Procedure for the Board of Directors of Olink Holding AB (publ) and the Swedish Companies Act. The Rules of Procedure are reviewed and adopted by the Board of Directors annually. Our Board of Directors, including the Chairman, is elected by our shareholders at the Annual General Meeting to serve until the end of the next Annual General Meeting, with the possibility of re-election, or until their earlier removal or resignation. IThe majority of our Board members are considered to be independent under the independence standards of Nasdaq.

Corporate governance

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with Nasdaq listing requirements, we may rely on home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. While we voluntarily follow most Nasdaq corporate governance rules, we may choose to take advantage of the following limited exemptions:

•exemption from filing quarterly reports on Form 10-Q containing unaudited financial and other specified information or current reports on Form 8-K upon the occurrence of specified significant events;

•exemption from Section 16 rules requiring insiders to file public reports of their securities ownership and trading activities and providing for liability for insiders who profit from trades in a short period of time;

•exemption from the Nasdaq requirement necessitating disclosure of any waivers of the Code of Conduct for directors and executive officers;

/88

•exemption from the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of share option plans;

•exemption from the requirement that our Audit Committee have review and oversight responsibilities over all “related party transactions,” as defined in Item 7.B of Form 20-F;

•exemption from the requirement that our Board of Directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•exemption from the requirement to have independent director oversight of director nominations.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer may rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d). We follow Swedish corporate governance practices in lieu of Nasdaq corporate governance requirements as follows:

•We do not follow Nasdaq Rule 5620(c) regarding quorum requirements applicable to meetings of shareholders. Such quorum requirements are not required under Swedish law. The Swedish Companies Act (SFS 2005:551) and our Articles of Association provide alternative quorum requirements that are generally applicable to meetings of shareholders.

•We do not follow Nasdaq Rule 5605(b)(2), which requires that independent directors regularly meet in executive sessions where only independent directors are present. Our independent directors may choose to meet in executive sessions at their discretion.

•We do not follow Nasdaq Rule 5605(d) regarding the composition of the Remuneration Committee.

•We do not follow Nasdaq Rule 5605(e) regarding the composition of the Nominating Committee

Although we may rely on certain home country corporate governance practices, we must comply with Nasdaq’s Notification of Noncompliance requirement (Nasdaq Rule 5625) and the Voting Rights requirement (Nasdaq Rule 5640). Further, we must have an audit committee that satisfies Nasdaq Rule 5605(c)(3), which addresses Audit Committee responsibilities and authority and requires that the Audit Committee consist of members who meet the independence requirements of Nasdaq Rule 5605(c)(2)(A)(ii). Because we are a foreign private issuer, our directors and executive officers are not subject to short- swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They are, however, subject to the obligations to report changes in securities ownership under Section 13 of the Exchange Act and related SEC rules.

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

In addition to being a foreign private issuer, we are also a “controlled company” within the meaning of the corporate governance rules of Nasdaq, as Knilo InvestCo AB, which is owned by several funds controlled by Summa Equity AB, controls a majority of the voting power of our outstanding common shares. As a “controlled company,” certain exemptions under the Nasdaq listing standards free us from the obligation to comply with certain Nasdaq corporate governance requirements, including the requirements:

•that a majority of our Board of Directors consist of “independent directors,” as defined under Nasdaq rules;

•that our Board of Directors have a Remuneration Committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and

•that our Board of Directors have a Nominating and Corporate Governance Committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

/89

Accordingly, stockholders do not and in the future will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance rules of Nasdaq. These exemptions do not modify the independence requirements for our Audit Committee.

Composition of Our Board of Directors

Our Board of Directors is comprised of nine members. Under the rules and regulations of Nasdaq, a director will qualify as “independent” if our Board of Directors affirmatively determines that he or she has no material relationship with us (either directly or as a partner, shareholder or officer of an organization that has a relationship with us). Our Board of Directors has determined that, of our nine directors, no director, other than Jon Heimer and Tommi Unkuri, has a relationship that would interfere with the exercise of independent judgment in carrying out his or her responsibilities as a director and that each of these directors is “independent” as that term is defined under Nasdaq rules.

Our Board of Directors performs its duties in accordance with the Rules of Procedure for the Board of Directors of Olink Holding AB (publ). The Rules of Procedure are reviewed and adopted by the Board of Directors annually. Our Board of Directors, including the chairman, is elected by our shareholders at the annual shareholders’ meeting up until the end of the next annual shareholders’ meeting, with the possibility of re-election.

Committees of Our Board of Directors Audit Committee
Our Audit Committee consists of Solange Bullukian, Mary Reumuth, and Robert Scheuren, who are responsible for overseeing our accounting and financial reporting processes. Solange Bullukian serves as chair of the Audit Committee. The Audit Committee consists exclusively of members of our Board who are financially literate, and Solange Bullukian is considered an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable Nasdaq rules and regulations. The Audit Committee is governed by a charter that complies with Nasdaq rules.

The Audit Committee’s responsibilities include, among others:

•monitoring our financial reporting;

•monitoring the efficiency of our internal controls, internal audit activities and risk management;

•keeping informed of the auditing of the annual report and the consolidated accounts;

•reviewing and monitoring the impartiality and independence of our auditors and paying close attention to whether our auditors are providing other services besides audit services for us; and

•assisting in the preparation of proposals for our shareholders’ meeting’s election of auditors

Remuneration Committee

Our Remuneration Committee consists of Gustavo Salem, Johan Lund, Tommi Unkuri, and Jon Hindar. Johan Lund serves as chairman of the Remuneration Committee. The Remuneration Committee’s responsibilities include, among others:

•identifying, reviewing and proposing policies relevant to the compensation and benefits of our executive officers;

•evaluating each executive officer’s performance in light of such policies and reporting to the Board;

•overseeing and administering our employee share option scheme or equity incentive plans in operation from time to time; and

•review and assess the Company’s development plans for active talent. Report assessment and recommendations to the Board.

/90

D.Employees

As of December 31, 2022, we had 582 employees, including a recently increased commercial team of 208 individuals and an R&D team of approximately 70 individuals. The majority of our employees operate out of our Uppsala, Sweden headquarters. We also have secondary headquarters in Waltham, Massachusetts and a growing footprint across Singapore, China and Japan. We plan to continue investing in the development of our employees and promoting our culture of customer service and support through innovation, quality, rigor and transparency, as well as fostering our shared vision to enable understanding of real-time human biology.

E.Share Ownership

The share ownership information with respect to executive officers and the Board of Directors is presented in Item 6(B) above and Item 7 below.

F.Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our common shares as of December 31, 2022 for:

•each beneficial owner of 5% or more of our outstanding common shares;

•each of our directors and executive officers; and

•all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include common shares that can be acquired within 60 days of December 31, 2022. Percentage ownership calculations for shares beneficially owned are based on 119,098,118 common shares outstanding as of December 31, 2022 and include common shares held in the form of ADSs.

Except as otherwise indicated, shares reflected in the table are common shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

/91

Except as otherwise indicated in the table below, addresses of the directors, executive officers and named beneficial owners are c/o Olink Holding AB (publ), Uppsala Science Park, SE-751 83, Uppsala, Sweden.

	Shares beneficially owned at 31 December 2022		Public offering January 18, 2023 (8)	Beneficial shares vesting in 60 days		Shares beneficially owned at 31 December 2022 including shares issued and vesting within 60 days
Name of Beneficial Owner	Shares	%	Shares	RSUs	Options	Shares	%
5% or Greater Shareholders:
Summa Equity AB(1)	77,284,718	64.89%	—	—	—	77,284,718	62.18%
Fidelity Management & Research Company LLC	11,732,111	9.85%	425,000	—	—	12,157,111	9.78%
T. Rowe Price Associates, Inc.	6,288,565	5.28%	1,400,000	—	—	7,688,565	6.19%
Executive Officers and Directors:
Jon Heimer(2)	4,069,209	3.42%	(1,000,000)	17,416	25,925	3,112,550	2.50%
Oskar Hjelm	213,582	*	—	6,448	3,953	223,983	*
Rickard El Tarzi(3)	357,003	*	(17,700)	4,128	2,514	345,945	*
Ida Grundberg, PhD	653,859	*	—	3,171	1,963	658,993	*
Carl Raimond	319,094	*	(65,000)	7,667	4,648	266,409	*
Linda Ramirez- Eaves, Esq	15,443	*	—	6,500	3,966	25,909	*
Jon Hindar(4)	179,822	*	—	—	29,132	208,954	*
Solange Bullukian	8,757	*	—	—	11,101	19,858	*
Johan Lund, PhD	49,602	*	—	—	11,101	60,703	*
Nicolas Roelofs, PhD	161,791	*	(20,000)	—	11,101	152,892	*
Gustavo Salem	161,791	*	—	—	11,101	172,892	*
Mary Reumuth	—	—	—	—	2,344	2,344	*
Robert Schueren	—	—	—	—	2,344	2,344	*
Tommi Unkuri	—	—	—	—	—	—	—
Johanna Isander	3,435	*	—	5,685	2,046	11,166	*
Erika Assarsson (5)	362,288	*	(90,000)	3,000	1,545	276,833	*
Torbjörn Wärnheim	—	—	—	1,123	—	1,123	*
Andrea Ballagi (6)	772,628	*	(50,000)	2,907	—	725,535	*
Bill Campbell (7)	145,236	*	—	3,373	—	148,609	*

*Represents beneficial ownership of less than one percent.

1.Summa Equity AB, indirectly through intermediary funds and coinvestment entities, is the sole shareholder of Knilo InvestCo AB. Summa Equity AB has also been designated as the sole manager of such intermediary funds and co- investment entities. Summa Equity AB is authorized by the Swedish Financial Supervision Authority (the SFSA) to conduct business under the Alternative Investment Fund Managers Directive (2011/61/EU) (as enacted in Sweden) and is thereby under the supervision of the SFSA. The voting and dispositive decisions of Summa Equity AB are made by its board of directors, the members of which are Reynir Indahl, Eva Broms, Camilla Melander Gustafsson and Mirja Lehmler-Brown. The address of each of Summa Equity AB, the intermediary funds and coinvestment entities and the individuals mentioned herein is c/o Summa Equity AB, David Bagares gata 3, 111 38 Stockholm. We are currently controlled by Summa Equity AB. There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

2.Consists of common shares held indirectly (through an endowment insurance) by Jon Heimer Invest AB. Voting and investment decisions with respect to common shares held by Jon Heimer Invest AB are made by Jon Heimer.

3.Consists of common shares held indirectly (through an endowment insurance) by Heistbaron Togwaggle AB. Voting and investment decisions with respect to common shares held by Heistbaron Togwaggle AB are made by Rickard El Tarzi.

4.Consists of common shares held by Petrus Holding AS. Voting and investment decisions with respect to common shares held by Petrus Holding AS are made by Jon Hindar.

/92

5.Consists of common shares held indirectly (through an endowment insurance) by Teotuva AB. Voting and investment decisions with respect to common shares held by Teotuva AB are made by Erika Assarsson. Ms. Assarsson is a current employee of the Company.

6.Consists of ADSs held by Dalama AB. Voting and investment decisions with respect to common shares held by Dalama AB are made by Andrea Ballagi. Ms. Ballagi is a current employee of the company.

7.Consists of common shares and ADSs held by Mr. Campbell, a current employee of the Company.

8.The Group initiated a public offering January 18, 2023. For more information see item 5.B Liquidity and Capital Resources.

B.Related party transactions

Within this section, we have calculated the U.S. dollar amounts using the historical exchange rate as of the date of each transaction. Other than compensation arrangements described in “Management” elsewhere in this Annual Report, since January 1, 2022, we have not entered into any transactions with our executive officers, directors or holders of more than 5% of our share capital, including their affiliates, which we refer to as our related parties.

Transactions with related parties prior to January 1, 2022 and still in place during 2022 included the following:

Agreements with Our Executive Officers and Directors

We have entered into employment agreements with certain of our executive officers. These agreements contain customary provisions and representations, including confidentiality, non-competition, non-solicitation and inventions assignment undertakings by the executive officers and non-executive directors. The enforceability of the non-competition provisions may be limited under applicable law.

Agreements with Shareholders

In connection with our initial public offering in March 2021, we entered into a Registration Rights Agreement and Amended and Restated Shareholders Agreement with certain holders of our common shares, which provide for certain rights, including rights of first refusal and co-sale and drag along rights and registration rights. See ITEM 10. ADDITIONAL INFORMATION for additional information.

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

/93

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

C.Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.Consolidated Statements and Other Financial Information

Refer to Item 18. Financial Statements herein for our Consolidated Financial Statements and report of our independent registered public accounting firm, Ernst & Young AB, Stockholm, Sweden (PCAOB No. 1433).

A.1Legal Proceedings

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

A.2Dividend Distribution Policy

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

B.Significant Changes

No significant changes occurred since the date of the annual financial statements. There have been no significant changes since the approval date of the financial statements included elsewhere in this annual report, except the Group initiated a public offering January 18, 2023, please see Note 24 of the consolidated financial statements included elsewhere in this report for details of the events after the reporting period.

ITEM 9. THE OFFER AND LISTING

A.Offer and Listing Details

Our American Depositary Shares ("ADSs") have been listed on The Nasdaq Global Market under the trading ticker symbol “OLK” since March 25, 2021.

B.Plan of Distribution

Not applicable.

/94

C.Markets

As noted above, the ADSs have been listed on The Nasdaq Global Market under the trading ticker symbol “OLK” since March 25, 2021. Prior to our initial public offering of ADSs in March 2021, there was no public market for our ADSs and common shares.

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.Share Capital

Not applicable.

B.Memorandum and Articles of Association
General

We were founded as a private limited company under the laws of Sweden on December 13, 2018 under the name Goldcup 18086 AB and registered with the Swedish Companies Registration Office on January 4, 2019. Our current company name Olink Holding AB (publ) was registered with the Swedish Companies Registration Office on January 27, 2021.

We have eleven wholly owned subsidiaries, located in Sweden, the United States, the United Kingdom, the Netherlands, Germany, Japan, China, and France. The Swedish subsidiaries are Olink Finance AB, Olink Proteomics Holding AB, Olink Proteomics AB and Agrisera AB, the U.S. subsidiary is Olink Proteomics, Inc., the U.K. subsidiary is Olink Proteomics Ltd., the Dutch subsidiary is Olink Proteomics B.V., the German subsidiary is Olink Proteomics GmbH, the Japanese subsidiary is Olink Proteomics KK, the Chinese subsidiary is Olink Biotech (Shanghai) Co., Ltd., and the French subsidiary is Olink Proteomics SAS.

Our registered office is located at c/o Olink Proteomics, Uppsala Science Park, SE-751 83, Uppsala, Sweden, and our telephone number is +46 (0)18 444 39 70. Our website address is www.olink.com. We have included our website address in this Annual Report solely as an inactive textual reference. The information contained on or accessible through our website is not incorporated by reference into this Annual Report.

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

/95

Number of Directors

Our Articles of Association provide that our Board of Directors shall consist of three to nine members and no more than three deputy board members. Our Board of Directors currently has nine members and one deputy board member.

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

The preemptive right to subscribe for new shares may be set aside. A share issue with deviation from the shareholders’ preemptive rights may be resolved either by the shareholders at a shareholders’ meeting, or by the Board of Directors if the board resolution is preceded by an authorization therefor from the shareholders’ meeting. A resolution to issue shares with deviation from the shareholders’ preemptive rights and a resolution to authorize the Board of Directors to do the same must be passed by two-thirds or nine-tenths (if the persons eligible to subscribe for shares are employees, directors or the CEO of the Company)of both the votes cast and the shares represented at the shareholders’ meeting resolving on the share issue or the authorization of the Board of Directors.

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

Shareholders who have their shares registered through a nominee and wish to exercise their voting rights at a shareholders’ meeting must request to be temporarily registered as a shareholder and entered into the shareholders’ register at the record date of the general meeting. The rights described herein do not apply to holders of ADSs. See Exhibit 2.5 filed to this Form 20-F for further discussion of ADSs.

Shareholder Meetings

The meeting of shareholders is our highest decision-making body and serves as an opportunity for our shareholders to make decisions regarding our affairs. Shareholders who are registered in the share register maintained by Euroclear Sweden AB six banking days before the meeting (excluding Saturdays, Sundays, Midsummer Eve, Christmas Eve, New Year’s Eve and holidays in accordance with the Swedish Public Holiday law (Sw. Lag (1989:253) om allmänna helgdagar), and nominees, who may continue to register voting rights up and until the fourth banking day before the meeting, and which shareholders and nominees have notified us no later than the date specified in the notice described below, have the right to participate at our shareholders’ meetings, either in person or by a proxyholder. All shareholders will have the same participation and voting rights at shareholders’ meetings. At the annual shareholders’ meeting, inter alia, members of the Board of Directors are elected, and a vote is held on whether each individual Board Member and the chief executive officer will be discharged from any potential liabilities for the previous fiscal year. Auditors are elected as well. Decisions are made concerning adoption of annual reports, allocation of earnings, fees for the Board of Directors and the auditors, and other essential matters that require a decision by the meeting. Most decisions require a simple majority but the Swedish Companies Act dictates other thresholds in certain instances. Shareholders will have the right to ask questions to our Board of Directors and management at shareholders’ meetings which pertain to the business of the Company and also have an issue brought forward at the meeting. In order for us to include the issue in the notice of the annual shareholders’ meeting, a request for an issue discussion must be received by us normally seven weeks before the meeting. Any request for the discussion of an issue at the annual shareholders’ meeting shall be made to the Board of

/96

Directors. The Board shall convene an extraordinary shareholders’ meeting, if shareholders who together represent at least 10% of all shares in the Company so demand in writing to discuss or resolve on a specific issue or if our auditor so demands.

Notices

The Swedish Companies Act requirements for notice are described below in “- Differences in Corporate Law - Notices.”

Subject to our Articles of Association, we must publish the full notice of a shareholders’ meeting by way of press release, on our website and in the Swedish Official Gazette, and must also publish an advertisement in Svenska Dagbladet, a daily Swedish newspaper, that such notice has been published. The notice of the annual shareholders’ meeting will be published no sooner than six weeks and no later than four weeks before the date of the meeting. The notice for any extraordinary shareholders’ meeting during which a proposal to amend the Articles of Association will be addressed, must be published no sooner than six weeks and no later than four weeks before the date of the meeting. The notice must include an agenda listing each item that shall be voted upon at the meeting and a summary of each proposal that is not of minor significance for us. The notice of any other extraordinary shareholders’ meetings will be published no sooner than six weeks and no later than two weeks before the date of the meeting.

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

/97

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

Delaware. Under the Delaware General Corporation Law, a corporation must have at least one director and the number of directors shall be fixed by or in the manner provided in the bylaws. The Delaware General Corporation Law does not address director independence, though Delaware courts have provided general guidance as to determining independence, including that the determination must be both an objective and a subjective assessment.

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

/98

Special Meeting

Sweden. Under the Swedish Companies Act, the board of directors shall convene an extraordinary shareholders’ meeting if a shareholder minority representing at least ten percent of the company’s shares or the auditor of the company so demands, and the board of directors may convene an extraordinary shareholders’ meeting whenever it believes reason exists to hold an extraordinary shareholders’ meeting prior to the next annual shareholders’ meeting.

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

Preemptive Rights

Sweden. Under the Swedish Companies Act, shareholders of any class of shares have a preemptive right to subscribe for shares issued of any class in proportion to their shareholdings. The preemptive right to subscribe does not apply in respect of shares issued for non-cash consideration or of shares issued pursuant to convertible debentures or warrants previously issued by the company. The preemptive right to subscribe for new shares may also be set aside by a resolution passed by two thirds or nine-tenths (if the persons eligible to subscribe for shares are employees, directors or the CEO of the Company) of the votes cast and shares represented at the shareholders’ meeting resolving upon the issue.

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

/99

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

Demand registration rights. At any time following the later of 180 days after our initial public offering and the expiration of the lock-up period following our initial public offering or earlier if the underwriters waive certain lock-up restrictions, we will be required to file registration statements in respect of registrable securities held by Knilo InvestCo if Knilo InvestCo so requests as follows:

•Long-Form registration. We will be required to effect an unlimited number of registrations for Knilo InvestCo on Form F-1 or Form S-1 at the request of Knilo InvestCo for all or any portion of its registrable securities (Long-Form Registration).

•Short-Form registration. After we become eligible under applicable securities laws to file a registration statement on Form F-3 or Form S-3, as applicable, which will not be until at least 12 months after the date of this Annual Report, we will be required to effect an unlimited number of registrations at the request of Knilo InvestCo on Form F-3 or Form S-3 of all or any portion of its registrable securities (Short-Form Registration, and together with a Long- Form Registration, a Demand Registration).

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

/100

Piggy-back registration rights. The Holders also have the right to request the inclusion of their registrable securities in any registration statements filed by us in the future for the purposes of a public offering, subject to specified exceptions (each such offering, a Piggy-Back Underwritten Offering). A Holder may participate in a Piggy-Back Underwritten Offering only if Knilo InvestCo will participate in the same offering. In the event that the Knilo InvestCo withdraws from a Piggy-Back Underwritten Offering, all the other participating Holders will be deemed to have been withdrawn from such offering. A Holder who is, or who is controlled by any person who is, an employee of us or our subsidiaries may participate in a Piggy- Back Underwritten Offering within the 12-month period immediately following the completion of this offering, only if and to the extent the aggregate of (i) the registrable securities such Holder will include in such Piggy-Back Underwritten Offering and (ii) the common shares such Holder has sold, transferred, assigned, distributed or otherwise conveyed prior to such

Piggy-Back Underwritten Offering does not exceed the 20% of the total common shares held by such Holder immediately prior to the completion of this offering (including any common shares such Holder sold in this offering, if any) (and where Knilo InvestCo will have the full and absolute discretion to determine the extent by which any cutbacks are required and which Holders will be affected), unless otherwise agreed by the Knilo InvestCo. In the event that the managing underwriter advises in good faith that the number of shares proposed to be included exceeds the number which can be sold in the market in an orderly fashion, the shares to be included in the registration statement shall be allocated as follows: (i) in the event that Knilo InvestCo, directly or indirectly, holds more than 20% of the common shares then outstanding, first, the securities we propose to issue and sell for our own account, and second, the registrable securities requested to be included in such registration, pro rata among the participating Holders of such registrable securities on the basis of the number of registrable shares owned by each participating Holders; or (ii) in the event that Knilo InvestCo, directly or indirectly, holds 20% or less of the common shares then outstanding, first, the securities we propose to issue and sell for our own account, second, any registrable securities for which inclusion in such piggy-back registration was requested by Knilo InvestCo, and third, pro-rata among the participating Holders (other than Knilo InvestCo) on the basis of the percentage of the registrable securities owned by such participating Holders.

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

In connection with the closing of our initial public offering, we entered into a shareholder agreement with certain of our existing minority shareholders (and where relevant, their ultimate owners) (for purposes of this section, the Minority Holders) and Knilo InvestCo AB (or any of its assignees or successors) (collectively, Knilo InvestCo), under which each Minority Holder agreed to certain transfer restrictions on their shares, warrants, convertible debentures and other equity, equity- related or similar instruments of any kind (including ADSs) and any other instruments that can be converted into or given a right to subscribe or purchase any of the aforementioned instruments, and in relation to the instruments issued by us, that are not listed on a stock exchange (collectively, “equity instruments” for purposes of this section) and grant Knilo InvestCo the right to acquire their equity instruments in the event that such Minority Holder ceases to be a director, officer or employee of us (or our subsidiaries) during a certain period.

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

/101

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

C.Material Contracts

Except as otherwise disclosed in this Annual Report (including the exhibits hereto), we are not currently, and have not been in the last two years, party to any material contract, other than contracts entered into in the ordinary course of our business.

D.Exchange Controls

There are currently no legal restrictions in Sweden on international capital movements and foreign exchange transactions, except in limited embargo circumstances relating to certain areas, entities or persons as a result of applicable resolutions adopted by the United Nations and the European Union. Restrictions currently exist with respect to, among others, Belarus, Russia, Crimea/Sevastapol or the non-governmental controlled areas of Ukraine in the oblasts of Donetsk, Kherson, Luhansk and Zaporizhzhia, the Democratic Republic of Congo, Guinea, Guinea-Bissau, Iran, Iraq, Lebanon, Libya, North Korea, Somalia, South Sudan, Sudan, Syria, Tunisia and Zimbabwe.

E.Taxation

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

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following is a description of certain material U.S. federal income tax considerations for U.S. Holders (defined below) with respect to their ownership and disposition of our common shares or ADSs. It is not a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire common shares or ADSs. This discussion applies only to a U.S. Holder that holds our common shares or ADSs as a capital asset for tax purposes (generally, property held for investment). In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including state and local tax consequences, estate and gift tax consequences, alternative minimum tax consequences, special tax accounting rules under Section 451(b) of the Internal Revenue Code of 1986, as amended (the “Code”), the potential application of the Medicare contribution tax on net investment income, the base erosion and anti-abuse tax under Section 59A of the Code, and tax consequences applicable to U.S. Holders subject to special rules, such as:

•banks, insurance companies, and certain other financial institutions;

•certain former citizens or long-term residents of the United States;

/102

•dealers or traders in securities who use a mark-to-market method of tax accounting;

•persons holding common shares or ADSs as part of a hedging transaction, “straddle,” wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to common shares or ADSs;

•persons whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar;

•brokers, dealers or traders in securities, commodities or currencies;

•tax-exempt entities or government organizations;

•a tax qualified retirement plan or other tax deferred account;

•persons holding common Shares or ADSs through entities or arrangements classified as partnerships or other pass- through entities for U.S. federal income tax purposes;

•regulated investment companies or real estate investment trusts;

•persons who acquired our common shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation;

•persons that are resident or ordinarily resident in a jurisdiction outside the United States;

•persons holding our common shares or ADSs in connection with a trade or business, permanent establishment, or fixed base outside the United States; and

•persons who own (directly, constructively or through attribution) 10% or more (by vote or value) of our outstanding common shares or ADSs.

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

(i)an individual who is a citizen or resident of the United States;

(ii)a U.S. domestic corporation;

(iii)an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

(iv)a trust that (1) is subject to the primary supervision of a court within the United States and with respect to which one or more U.S. persons control all substantial decisions or (2) has a valid election to be treated as a U.S. person under applicable U.S. Treasury Regulations.

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

/103

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

Taxation of Distributions

Subject to the discussion below under “PFIC rules,” the gross amount of distributions (including the amount of any non-U.S. taxes withheld therefrom) paid on common shares or ADSs, other than certain pro rata distributions of common shares or ADSs, will generally be included in a U.S. Holder's income as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of the Company's current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder's basis in the Shares and thereafter as capital gain. Because we do not calculate our earnings and profits under U.S. federal income tax principles, U.S. Holders should expect that distributions generally will be treated as dividends.

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

Subject to generally applicable limitations and conditions, Swedish dividend withholding tax paid at the appropriate rate applicable to the U.S. Holder may be eligible for a credit against such U.S. Holder's U.S. federal income tax liability. These generally applicable limitations and conditions include new requirements recently adopted by the U.S. Internal Revenue Service ("IRS") and any Swedish tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. Holder. In the case of a U.S. Holder that is eligible for, and properly elects, the benefits of the U.S.-Sweden Tax Treaty, the Swedish tax on dividends will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. Holders, the application of these requirements to the Swedish tax on dividends is uncertain and we have not determined whether these requirements have been met. If the Swedish dividend tax is not a creditable tax for a U.S. Holder or the U.S. Holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. Holder may be able to deduct the Swedish tax in computing such U.S. Holder's taxable income for U.S. federal income tax purposes. For foreign tax credit limitation purposes, our dividends will generally be treated as foreign source income in the passive category income basket. The rules governing foreign tax credits are complex and depend on a U.S. Holder's particular circumstances and involve the application of complex rules to those circumstances. U.S. Holders should therefore consult their tax advisors regarding the effect of the receipt of dividends for foreign tax credit limitation purposes.

/104

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

If the consideration received by a U.S. Holder is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of the payment received determined by reference to the spot rate of exchange on the date of the sale or other disposition. However, if the common shares or ADSs are treated as traded on an “established securities market” and you are either a cash basis taxpayer or an accrual basis taxpayer that has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS), you will determine the U.S. dollar value of the amount realized in a non-U.S. dollar currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. If you are an accrual basis taxpayer that is not eligible to or does not elect to determine the amount realized using the spot rate on the settlement date, you will recognize foreign currency gain or loss to the extent of any difference between the U.S. dollar amount realized on the date of sale or disposition and the U.S. dollar value of the currency received at the spot rate on the settlement date. Any currency gain or loss realized on the settlement date or on a subsequent conversion of the non-U.S. currency for a different U.S. dollar amount generally will be U.S. source ordinary income or loss for foreign tax credit limitation purposes. U.S. Holders should consult their tax advisors as to the U.S. federal income tax consequences of the receipt of non-U.S. currency.

PFIC Rules

A non-U.S. corporation will be classified as a passive foreign investment company, or a PFIC for any taxable year in which, after applying certain look-through rules, either:

•at least 75% of its gross income is passive income (such as interest income); or

•at least 50% of its gross assets (determined on the basis of a quarterly average) is attributable to assets that produce passive income or are held for the production of passive income.

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

We do not believe we were classified as a PFIC during the taxable year ended December 31, 2022 and, based on the current and expected composition of our income and assets and the value of our assets, we do not expect to be a PFIC for our current taxable year. However, no assurances regarding our PFIC status can be provided for the current taxable year or any past or future taxable years. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. Moreover, the value of our assets generally will be determined, in part, by reference to the market price of or common Shares and ADSs from time to time, which may fluctuate considerably. Under the income test, our status as a PFIC depends on the composition of our income which will depend on the transactions we enter into in the future and our corporate structure. U.S. Holders are urged to consult their tax advisors about the application of the PFIC rules to any of the Company's subsidiaries.

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

/105

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

For each taxable year we are treated as a PFIC with respect to U.S. Holders, U.S. Holders will be subject to special tax rules with respect to any “excess distribution” such U.S. Holder receives and any gain such U.S. Holder recognizes from a sale or other disposition (including, under certain circumstances, a pledge) of common shares or ADSs, unless (i) such U.S. Holder makes a ““qualified electing fund” election, or QEF Election, with respect to all taxable years during such U.S. Holder’s holding period in which we were a PFIC or (ii) our common shares or ADSs constitute “marketable” securities, and such U.S. Holder makes a mark- to-market election as discussed below. Distributions a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions a U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the common shares or ADSs will be treated as an excess distribution. Under these special tax rules:

•the excess distribution or gain will be allocated ratably over a U.S. Holder’s holding period for the common shares or ADSs;

•the amount allocated to the current taxable year of disposition or distribution, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and

•the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

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

/106

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

However, a mark-to-market election generally cannot be made for equity interests in any lower-tier PFICs that we own, unless shares of such lower-tier PFIC are themselves “marketable.” As a result, even if a U.S. Holder validly makes a mark- to-market election with respect to our common shares or ADSs, the U.S. Holder may continue to be subject to the PFIC rules (described above) with respect to its indirect interest in any of our investments that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

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

/107

Taxation of Dividends

For holders not resident in Sweden for tax purposes that receive dividends on common shares or ADSs of a Swedish limited liability company, Swedish withholding tax is normally withheld. The same withholding tax applies to certain other payments made by a Swedish limited liability company, such as payments as a result of redemption of shares and repurchase of shares through an offer directed to all shareholders or all holders of a certain class. The withholding tax rate is 30%. The tax rate is, however, generally reduced under an applicable tax treaty. For example, under the U.S.-Sweden Tax Treaty the tax rate on dividends paid to U.S. holders entitled to the benefits of the U.S.-Sweden Tax Treaty should not exceed 15%. In Sweden, withholding tax deductions are normally carried out by Euroclear Sweden AB or, in respect of nominee- registered shares, by the nominee. The tax treaties Sweden has entered into generally enable the withholding tax deduction to be made in accordance with the tax rate stipulated in the treaty, provided that Euroclear Sweden AB or the nominee, as applicable, has received the required information concerning the tax residency of the investor entitled to the dividend (this applies also under the U.S.-Sweden Tax Treaty). Furthermore, investors entitled to reduced tax rates under applicable tax treaties may claim a refund from the Swedish tax authorities within five calendar years following the year the dividend was distributed if the full withholding tax rate at 30% has been withheld.

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

F.Dividends and Paying Agents

Not applicable.

G.Statement by Experts

Not applicable.

H.Documents on Display

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

/108

I.Subsidiary Information

Subsidiary information is provided in Note 10 in the Financial Statements.

J.Annual Report to Security Holders

We are furnishing our Annual Report for 2022 on Form 6-K concurrent with the filing of this Form 20-F.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Group's activities are subject to several financial risks: market risk (including exchange rate risk and interest rate risk), credit risk and liquidity risk. We strive to minimize potential unfavorable effects from these risks on the Group’s financial results.

The aim of our financial operations is to:

•Ensure that the Group can meet their financial obligations timely

•Manage financial risks; and,

•Ensure a supply of necessary financing.

Our risk management is predominantly controlled by senior management. For more details refer to Note 4.1 in the Notes to the Consolidated Financial Statements contained herein.

Market risk - Currency risk (transaction risk)

The Group operates internationally and are exposed to foreign exchange risk where invoicing is made in a currency other than the functional currency of the relevant Group entity. Mitigation of this risk occurs naturally by partially matching costs in the same foreign currency and obtaining borrowings, as required, in the same foreign currency. The currency risk is monitored on a regular basis. We have not entered into derivative currency arrangements during the reported periods.

Market risk - Interest-rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

As of December 31, 2022, the Group does not have any outstanding debt or other debt structures other than leasing.

Interest rate derivative instruments were not used during the reported periods. The Group was not exposed to interest rate risk.

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, including deposits with banks and financial institutions and foreign exchange transactions. Credit risk relates primarily to customer credit limits, which are subject to certain credit rating rules and authorization processes. However, the majority of the customer base tends to be blue chip global companies and therefore such customers usually have strong credit ratings. Our sales are concentrated such that 48% of sales in 2022 and 45% of sales in 2021 are with customers based in the U.S. U.S. Dollar denominated trade receivables as of December 31, 2022 and 2021 amounted to $36,392 thousand and $31,640 thousand, respectively.

The maximum default risk for the Group is equivalent to the net receivables reported in the Consolidated Financial Statements. The Group has historically almost non-existent credit losses and based on historical data of credit losses together with a forward-looking assessment, the expected credit loss for trade receivables is not material. (see Note 17, ‘Trade receivables’).

The Groups cash at bank is held in Investment Grade credit rated banks.

Other financial assets at amortized cost include rental deposits. The credit risk for other financial assets at amortized cost as at December 31, 2022 and 2021 is not material and no credit loss reserve has been recognized.

Liquidity risk

/109

Credit facilities at banks together with cash at bank allows the Group to meet its liquidity risk obligations as they come due. Subsequent to the change of control that occurred on March 7, 2019, liquidity was maintained through the provision of a loan from the Group’s parent entity. The shareholder loan was converted to equity during 2020.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.Debt Securities

Not applicable.

B.Warrants and Rights

Not applicable.

C.Other Securities

Not applicable.

/110

D.American Depositary Shares

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay	For
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes
$.05 (or less) per ADS	Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders
$.05 (or less) per ADS per calendar year	Depositary services
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee- attracting services until its fees for those services are paid.

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

/111

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2022, as required by Rule 13a-15(b) under the Exchange Act. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2022, our disclosure controls and procedures were not effective as of such date due to the material weaknesses in internal control over financial reporting, described below.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act). Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control—Integrated Framework (2013). Based on our assessment, our management concluded that our internal control over financial reporting was not effective as of December 31, 2022, due to the material weaknesses in internal control over financial reporting described below.

/112

Material weaknesses and remediation plan

As of and for the year ended December 31, 2020 and December 31, 2021, we identified a material weaknesses relating to our technology access and change control environment not supporting an efficient or effective internal controls framework ("IT Controls Weakness"), As defined in standards established by the PCAOB, a "material weakness" is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

As of and for the year ended December 31, 2022, the IT Controls Weakness relating to our technology access and change control environment was again identified. Remediation efforts relating to the IT Controls Weakness were intensified and are still ongoing, and we are in the process of adopting several measures expected to improve our internal control over financial reporting, including (i) continuous formalization of access and change controls to our systems and (ii) improving governance procedures, including providing internal training in relation to our information technology policies and procedures. We expect to complete the measures above as soon as practicable.

As of and for the year ended December 31, 2022, we identified a material weakness in our internal control environment with respect to the inventory process. We did not design and maintain effective controls over the completeness, accuracy, existence and valuation of inventory (“Inventory Weakness”).

This Inventory Weakness could result in a material misstatement of our financial accounts or disclosures that would not be prevented or detected, and accordingly, we determined that this Inventory Weakness constitutes a material weakness. The Inventory Weakness was unremediated as of December 31, 2022.

To remedy the identified Inventory Weakness, we have initiated several measures to improve the affected inventory process. Key activities include (i) implementing enhanced review and control procedures and policies ensuring complete and accurate processing of related transactions and documentation including valuation of inventory, (ii) hiring additional internal resources with appropriate knowledge and expertise to effectively operate the inventory related reporting processes and internal controls and (iii) providing training to existing personnel.

The effectiveness of any system of internal control over financial reporting is subject to inherent limitations, including the exercise of judgment in designing, implementing, operating, and evaluating the controls and procedures, and the inability to eliminate misconduct completely. Accordingly, any system of internal control over financial reporting can only provide reasonable, not absolute, assurances. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. We intend to continue to monitor and upgrade our internal controls as necessary or appropriate for our business.

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Company’s registered public accounting firm because the Company is an emerging growth company and, accordingly, is exempt from the requirement to provide such a report.

Changes in internal control over financial reporting

Except for improvements to our internal control over financial reporting that are being carried out to remediate the material weaknesses described above, no change to our internal control over financial reporting occurred during the year ended December 31, 2022, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee consists of Solange Bullukian, Mary Reumuth and Robert Schueren. Solange Bullukian is the chair of the Audit Committee. Our Board of Directors has determined that all of the members of the Audit Committee satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act and the Nasdaq listing standards. Our Board has determined that Solange Bullukian qualifies as an “audit committee financial expert” as that term is defined under the Exchange Act.

ITEM 16B. CODE OF CONDUCT

/113

We have adopted a Code of Conduct that applies to our chief executive officer and all senior financial officers of our Company, including the chief financial officer, chief accounting officer or controller, or persons performing similar functions. The Code of Conduct is publicly available on our website at https://investors.olink.com/corporate-governance/governance-overview. We have included our website address in this Annual Report solely as an inactive textual reference. The information contained on or accessible through our website is not incorporated by reference into this Annual Report.

lITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

We retained Ernst & Young AB (EY) as our independent registered public accounting firm for 2022. Set forth below is a summary of the fees paid to Ernst & Young AB for services provided in fiscal year 2022 and 2021.

Amounts in thousands of USD	Fiscal Year 2022	Fiscal Year 2021
Audit fees	$718	$—
Audit-related fees	154	241
All other fees	511	405
Tax fees	31	—
Total remuneration Ernst & Young AB	$1,414	$646

All other fees in fiscal year 2022, in above summary, mainly refers to services assistance for Olink Insight.

For 2021 Öhrlings PricewaterhouseCoopers AB was our independent registered public accounting firm. Set forth below is a summary of the fees paid to Öhrlings PricewaterhouseCoopers AB for services provided in fiscal year 2022 and 2021.

Amounts in thousands of USD	Fiscal Year 2022	Fiscal Year 2021
Audit fees	$86	$991
Audit-related fees	83	978
All other fees	168	4
Tax fees	12	47
Total remuneration Öhrlings PricewaterhouseCoopers AB	$349	$2,020

Audit-related fees in fiscal year 2021 mainly refers to services in relation to the IPO, and in fiscal year 2022 Audit-related fees mainly refers to service assistance for the public offering in January 2023.

Pre-Approval Policies and Procedures
Our Audit Committee has adopted policies and procedures for the pre-approval of all auditing services and the terms thereof and non-audit services other than non-audit services prohibited under Section 10A(g) of the Exchange Act or the applicable rules of the SEC or the Public Company Accounting Oversight Board (PCAOB) to be provided to the Company by the independent auditors. However, the pre-approval requirement is waived with respect to the provision of non-audit services for the Company if the “de minimus” provisions of Section 10A(i)(1)(B) of the Exchange Act are satisfied. All non-audit services in 2021 and 2022 were pre-approved by the Audit Committee.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

/114

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On March 7, 2022, the Company announced a proposal to appoint Ernst & Young AB ("EY") as external auditor for the financial year ending December 31, 2022, subject to shareholder approval. EY was approved as the Company’s auditor by the shareholders at the Company’s annual general meeting in 2022.

The decision on March 7, 2022, to dismiss Öhrlings PricewaterhouseCoopers AB ("PWC"), the Company's current auditor, followed a recommendation by the Audit Committee based on a formal tender process.

During the Company's fiscal years ended December 31, 2021 and 2020 and the subsequent interim period through March 7, 2022, there were no disagreements with PWC on any matter of accounting principles or practices, financial statement disclosure, or auditing sc.ope or procedures, which disagreements, if not resolved to the satisfaction of PWC would have caused it to make reference thereto in their reports on the financial statements for such years.

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

ITEM 16G. CORPORATE GOVERNANCE

We are a “foreign private issuer” as defined by the SEC. The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers to comply with various corporate governance practices. Also as a result of being a foreign private issuer, in accordance with Nasdaq listing requirements, we may rely on home country governance requirements and certain exemptions thereunder rather than complying with all Nasdaq corporate governance standards for domestic issuers. While we voluntarily follow most Nasdaq corporate governance rules, we may choose to take advantage of the following limited exemptions:

•Exemption from filing quarterly reports on Form 10-Q containing unaudited financial and other specified information or current reports on Form 8-K upon the occurrence of specified significant events;

•Exemption from Section 16 rules requiring insiders to file public reports of their securities ownership and trading activities and providing for liability for insiders who profit from trades in a short period of time;

•Exemption from the Nasdaq requirement necessitating disclosure of any waivers of the Code of Conduct for directors and executive officers;

•Exemption from the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of share option plans;

•Exemption from the requirement that our Audit Committee have review and oversight responsibilities over all “related party transactions,” as defined in Item 7.B of Form 20-F;

•Exemption from the requirement that our Board of Directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and

•Exemption from the requirement to have independent director oversight of director nominations.

/115

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer may rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d). We follow Swedish corporate governance practices in lieu of Nasdaq corporate governance requirements as follows:

•We do not follow Nasdaq Rule 5620(c) regarding quorum requirements applicable to meetings of shareholders. Such quorum requirements are not required under Swedish law. The Swedish Companies Act (SFS 2005:551) and our Articles of Association provide alternative quorum requirements that are generally applicable to meetings of shareholders.

•We do not follow Nasdaq Rule 5605(b)(2), which requires that independent directors regularly meet in executive sessions where only independent directors are present. Our independent directors may choose to meet in executive sessions at their discretion.

•We do not follow Nasdaq Rule 5605(d) regarding the composition of the Remuneration Committee.

•We do not follow Nasdaq Rule 5605(e) regarding the composition of the Nominating Committee.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURES REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to furnish financial statements and related information specified in Item 18.

ITEM 18. FINANCIAL STATEMENTS

See the financial statements beginning on page F-1.

/116

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Articles of Association (incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form F-1 filed on March 18, 2021 (File No. 333-253818)).
2.1
Deposit Agreement, dated March 29, 2021, among Olink Holding AB (publ), The Bank of New York Mellon and all Owners and Holders of American Depositary Shares (incorporated by reference to Exhibit 2.1 to the Registrant’s Annual Report on Form 20-F filed on March 17, 2022 (File No. 001-40277)).

2.2
Form of American Depositary Receipt (included as Exhibit A to Exhibit 2.1 above which is incorporated by reference to Exhibit 2.1 to the Registrant's Annual Report on Form 20-F filed on March 17, 2022 (File No. 001-40277)).

2.3
Registration Rights Agreement, dated March 25, 2021, by and among Olink Holding AB (publ), Knilo InvestCo AB and each of the shareholders listed on Schedule A thereto (incorporated by reference to Exhibit 2.3 to the Registrant’s Annual Report on Form 20-F filed on March 17, 2022 (File No. 001-40277)).

2.4
Shareholder Agreement, dated March 24, 2021, by and among Olink Holding AB (publ) and certain parties named therein (incorporated by reference to Exhibit 2.4 to the Registrant’s Annual Report on Form 20-F filed on March 17, 2022 (File No. 001-40277)).

2.5*	Description of Securities.
4.1*+	Amended and Restated OEM Supply and License Agreement, dated as of December 1, 2022, by and between Bio-Techne Corp. and Olink Proteomics AB.
4.2+
OEM Supply and Development Agreement, dated as of March 31, 2020, by and between Standard BioTools Inc. (formerly known as Fluidigm Corporation) and Olink Proteomics AB (incorporated by reference to Exhibit 4.2 to the Registrant’s Annual Report on Form 20-F filed on March 17, 2022 (File No. 001-40277)).

4.3+
Amendment No. 1 to OEM Supply & Development Agreement, effective September 15, 2021, by and between Fluidigm Corporation and Olink Proteomics AB (incorporated by reference to Exhibit 4.3 to the Registrant’s Annual Report on Form 20-F filed on March 17, 2022 (File No. 001-40277)).

4.4+
Amendment No. 2 to OEM Supply & Development Agreement, effective November 30, 2021, by and between Fluidigm Corporation and Olink Proteomics AB (incorporated by reference to Exhibit 4.4 to the Registrant’s Annual Report on Form 20-F filed on March 17, 2022 (File No. 001-40277)).

4.5+
Amendment No. 3 to OEM Supply & Development Agreement, effective February 4, 2022, by and between Fluidigm Corporation and Olink Proteomics AB (incorporated by reference to Exhibit 4.5 to the Registrant’s Annual Report on Form 20-F filed on March 17, 2022 (File No. 001-40277)).

4.6
English summary of Lease Agreement, dated November 11, 2010, by and between Vasakronan AB (publ) and Olink Proteomics AB (incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form F-1 filed on March 3, 2021 (File No. 333-253818)).

4.7#	Amended and Restated 2021 Incentive Award Plan (incorporated by reference to Exhibit 99.1 to the Registrant's Form S-8 filed on April 7, 2022 (File No. 333-264181)).
4.8*	English summary of Lease Agreement, dated May 12, 2021, by and between Uppsala Kvarngärdet 27:2 AB and Olink Proteomics AB.
4.9*+	Lease Agreement, dated April 1, 2021, by and between JC/SMP Waltham Owner, LLC. and Olink Proteomics AB.
4.10*+	First Amendment to Lease Agreement, dated as of October 20, 2021, by and between JC/SMP Waltham Owner, LLC. and Olink Proteomics AB.
8.1*	Subsidiaries of the Registrant.
12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Independent Registered Public Accounting Firm.
15.2	Letter from Öhrlings PricewaterhouseCoopers AB dated March 17, 2022 (incorporated by reference to Exhibit 15.2 to the Registrant's Form 20-F filed on March 17, 2022 (File No. 001-40277)).
15.3*	Consent of Öhrlings PricewaterhouseCoopers AB, independent registered public accounting firm.
101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

/117

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101).

*Filed herewith.

**    Furnished herewith.

#    Indicates a management contract or any compensatory plan, contract or arrangement.

+    Certain portions of this exhibit have been omitted because such portions are not material and are treated by the Registrant as private or confidential and would likely cause competitive harm to the Registrant if disclosed.

/118

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

OLINK HOLDING AB (PUBL)
By:	/s/ Jon Heimer
Name:	Jon Heimer
Title:	Chief Executive Officer

Date: March 27, 2023

/119

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm (PCAOB ID 1419)	F-2
Report of Independent Registered Public Accounting Firm (PCAOB ID 1433)	F-3
Consolidated Statements of Income and Other Comprehensive Income for the year ended December 31, 2022, for the year ended December 31, 2021, and for the year ended December 31, 2020.	F-4
Consolidated Statement of Financial Position as of December 31, 2022 and as of December 31, 2021.	F-5
Consolidated Statements of Changes in Equity for the for the year ended December 31, 2022, for the year ended December 31, 2021, and for the year ended December 31, 2020.	F-6
Consolidated Statements of Cash Flows for the year ended December 31, 2022, for the year ended December 31, 2021, and for the year ended December 31, 2020.	F-7
Notes to Consolidated Financial Statements	F-8

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Olink Holding AB (publ)

Opinion on the Financial Statements

We have audited the consolidated statement of financial position of Olink Holding AB (publ) and its subsidiaries (the “Company”) as of December 31, 2021 and the related consolidated statements of income and other comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

/s/ Öhrlings PricewaterhouseCoopers AB

Stockholm, Sweden
March 17, 2022

We served as the Company's auditor from 2016 to 2022

Reports of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Olink Holding AB (publ)

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Olink Holding AB (publ) and subsidiaries (the “Company”) as of December 31, 2022, the related consolidated statements of income and other comprehensive income, shareholders' equity and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Ernst & Young AB

We have served as the Company’s auditor since 2022.

Stockholm, Sweden
March 27, 2023

CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME

Amounts in thousands of USD	Note	for the year ended December 31, 2022	for the year ended December 31, 2021	for the year ended December 31, 2020
Revenue	5	$139,848	$94,973	$54,067
Cost of goods sold	6	(45,349)	(36,764)	(17,456)
Gross profit		94,499	58,209	36,611
Selling expenses	6	(44,673)	(33,668)	(12,722)
Administrative expenses	6	(54,274)	(47,495)	(20,102)
Research and development expenses	6	(26,345)	(22,141)	(9,632)
Other operating income		191	443	475
Operating loss		(30,602)	(44,652)	(5,370)
Interest income	8	1,159	98	—
Interest expense	8	(531)	(2,146)	(6,631)
Foreign exchange gain	8	14,059	1,874	5,455
Other financial income/(expense)	8	508	(1,719)	(713)
Loss before tax		(15,407)	(46,545)	(7,259)
Income tax benefit	9	2,556	8,206	479
Net loss for the period (Attributable to shareholders of the Company)		$(12,851)	$(38,339)	$(6,780)
Other comprehensive (loss)/income:
Items that may be reclassified to profit or loss:
Exchange differences from translation of foreign operations		(60,289)	(37,659)	36,761
Other comprehensive (loss)/income for the, period, net of tax		(60,289)	(37,659)	36,761
Total comprehensive (loss)/income for the period, net of tax		$(73,140)	$(75,998)	$29,981
Total comprehensive (loss)/income for the period (Attributable to shareholders of the company)		$(73,140)	$(75,998)	$29,981
Basic and diluted loss per share	23	$(0.11)	$(0.43)	$(1.10)

The accompanying notes are an integral part of the Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Amounts in thousands of USD	Note	As of December 31, 2022	As of December 31, 2021
ASSETS
Non-current assets
Goodwill and Intangible assets	12	$257,480	$308,124
Property, plant and equipment	13	15,056	12,696
Right-of-use assets	14	9,891	8,778
Deferred tax assets	9	10,846	9,091
Other long-term receivables		571	422
		293,844	339,111
Current assets
Inventories	16	44,246	28,940
Trade receivables	17	52,743	42,061
Other receivables	18	2,562	4,094
Prepaid expenses and accrued income		7,786	7,476
Cash at bank and in hand		75,109	118,096
		182,446	200,667
TOTAL ASSETS		$476,290	$539,778
EQUITY
Share capital	19	30,988	30,964
Other contributed capital	19	514,133	506,008
Reserves		(58,588)	1,701
Accumulated losses		(75,848)	(62,997)
Total equity attributable to shareholders of the Company		$410,685	$475,676
LIABILITIES
Non-current liabilities
Lease liabilities	15	7,322	5,427
Deferred tax liabilities	9	22,196	27,092
		29,518	32,519
Current liabilities
Lease liabilities	15	2,113	2,952
Accounts payable		6,885	8,668
Current tax liabilities	9	1,389	314
Other current liabilities	21	25,700	19,649
		36,087	31,583
Total liabilities		$65,605	$64,102
TOTAL EQUITY AND LIABILITIES		$476,290	$539,778

The accompanying notes are an integral part of the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Amounts in thousands of USD	Note	Share Capital	Other Contributed capital	Reserves	Accumulated loss	Total equity
At January 1, 2020		$22,124	$199,121	$2,599	$(17,878)	$205,966
Loss for the period		—	—	—	(6,780)	(6,780)
Other comprehensive income for the Period		—	—	36,761	—	36,761
Total comprehensive income/(loss) for the Period		—	—	36,761	(6,780)	29,981
Transactions with shareholders in their role as owners		—	—	—	—	—
Shareholders’ contributions		5,100	58,653	—	—	63,753
New share issue		—	—	—	—	—
At December 31, 2020		$27,224	$257,774	$39,360	$(24,658)	$299,700
Loss for the period		—	—	—	(38,339)	(38,339)
Other comprehensive loss for the Period		—	—	(37,659)	—	(37,659)
Total comprehensive loss for the Period		—	—	(37,659)	(38,339)	(75,998)
Transactions with shareholders in their role as owners		—	—	—	—	—
Shareholders' contributions		—	—	—	—	—
New share issue	19	3,741	245,543	—	—	249,284
Share based compensation program	20	—	2,691	—	—	2,691
At December 31, 2021		$30,965	$506,008	$1,701	$(62,997)	$475,677
Loss for the period		—	—	—	(12,851)	(12,851)
Other comprehensive loss for the Period		—	—	(60,289)	—	(60,289)
Total comprehensive loss for the Period		—	—	(60,289)	(12,851)	(73,140)
Transactions with shareholders in their role as owners		—	—	—	—	—
Shareholders' contributions		—	—	—	—	—
New share issue		24	—	—	—	24
Share based compensation program	20	—	8,125	—	—	8,125
At December 31, 2022		$30,988	$514,133	$(58,588)	$(75,848)	$410,685

The accompanying notes are an integral part of the Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

Amounts in thousands of USD	Note	For the year ended December 31, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020
Operating activities
Loss before tax		$(15,407)	$(46,545)	$(7,259)
Adjustments reconciling loss before tax to operating cash flows:
Depreciation and amortization	13	17,326	15,802	12,540
Net finance (income)/expense	8	(15,164)	1,893	1,889
Loss on disposal of assets		465	502	—
Share based payment expense	20	7,907	2,524	—
Other		233	—	—
Changes in working capital:
(Increase) in inventories	16	(18,934)	(10,158)	(5,978)
(Increase) in trade receivable	17	(13,867)	(12,172)	(11,889)
(Increase) in other receivables	18	(1,950)	(6,105)	(911)
(Decrease)/increase in trade payables		(751)	3,014	3,738
Increase in other current liabilities	21	7,643	2,039	11,146
Interest received		1,159	98	—
Interest paid		(531)	(2,312)	(4,726)
Other finance income		508	—	—
Tax received/(paid)	9	1,297	(2,266)	(5,339)
Cash flow used in operating activities		$(30,066)	$(53,686)	$(6,789)
Investing activities
Purchase of intangible assets	12	(1,378)	(4,325)	(7,791)
Purchase of property, plant and equipment	13	(7,173)	(10,482)	(3,460)
Proceeds from sale of property, plant and equipment	13	—	144	—
Acquisition of subsidiaries, net of cash acquired	11	—	—	(4,593)
(Increase)/decrease in other non-current financial assets		(162)	(297)	2
Cash flow used in investing activities		$(8,713)	$(14,960)	$(15,842)
Financing activities
Proceeds from issue of share capital	19	24	264,706	19,155
Share issue costs	19	—	(19,484)	—
Proceeds from interest-bearing loans and borrowings	15	—	2,312	7,930
Repayment of interest-bearing loans and borrowings	15	—	(65,627)	—
Payment of principal portion of lease liability	14	(2,908)	(2,845)	(1,490)
Cash flow (used in)/from financing activities		$(2,884)	$179,062	$25,595

Net cash flow during the period		(41,663)	110,416	2,964
Cash at bank and in hand at the beginning of the Period		118,096	8,655	6,162
Net foreign exchange difference		(1,324)	(975)	(471)
Cash at bank and in hand at the end of the period		$75,109	$118,096	$8,655

The accompanying notes are an integral part of the Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.General information

On January 27, 2021, Knilo HoldCo AB was registered as a Swedish public limited company and renamed as Olink Holding AB (publ) (the "Company" or "Group"). The Company was incorporated under the laws of Sweden as a limited company (“Aktiebolag”) and has its registered office in Uppsala, Sweden. The Company was incorporated on January 4, 2019 for the purpose of the acquisition of Olink Proteomics Holding AB (“Olink Holdings”) and its subsidiaries. The Company business address is Uppsala Science Park, Dag Hammarskjölds väg 54A, SE-752 37 UPPSALA, Sweden.

The Group develop, produce, market and sell biotechnological products and services along with thereof related activities. The Company has eleven wholly owned subsidiaries. On March 29, 2021, the Company completed its initial public offering (the "Offering") in the United States. The Company's American Depositary Shares ("ADSs") were approved for listing on The Nasdaq Global Market ("Nasdaq") under the trading ticker symbol "OLK". Trading on Nasdaq commenced at market open on March 25, 2021. The ultimate parent of the Company is Summa Equity Holding AB, Stockholm, Sweden.

The Company provides management services to its subsidiaries. The Company owns 100% of Olink Finance AB, a company incorporated on 4 January 2019 under the laws of Sweden and has its registered office in Uppsala, Sweden. Olink Finance AB was used to acquire Olink Holdings on March 7, 2019 (“Olink Acquisition”).

The ultimate parent of the Company is Summa Equity Holding AB, Stockholm, Sweden. When referring to the Company and its subsidiaries collectively, they are referred to herein as the “Group”.

The Company's financial statements were authorized for issue by the Board of Directors on March 27, 2023.

2.Significant Accounting Policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to the consolidated financial statements for all periods presented, unless otherwise stated. Unless otherwise stated, all amounts are in thousands of U.S. Dollars.

2.1Basis of preparation

The consolidated financial statements of Olink Holding AB have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), and have been prepared using the historical cost measurement basis. There are no financial assets and liabilities measured at fair value on a recurring basis.

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

New and amended standards and interpretations

The following amendments can be applied for the first time in the annual reporting period commencing January 1, 2022:

•Reference to the Conceptual Framework - amendments to IFRS 3,
•Property, Plant and Equipment - Proceeds before Intended Use - amendments to IAS 16,
•Onerous Contracts - Cost of Fulfilling a Contract - amendments to IAS 37,
•Annual Improvements to IFRS Standards 2018-2020 - amendments to IFRS 1, IFRS 9, IFRS 16, and IFRS 41

The amendments listed above did not have any impact on the amounts recognized in the current period and are not expected to significantly affect future periods.

New and amended standards not yet effective

The following new accounting standards, amendments to accounting standards and interpretations have been published but are not mandatory for December 31, 2022 reporting periods and have not been early adopted by the Company.

•Amendments to IFRS 16: Lease liability measurement in sale and leaseback transaction - IFRS16,
•Amendments to IAS 1: Presentation of Financial Statements - Classification of Liabilities as Current or Non-current,
•Amendments to IAS 1: Presentation of Financial Statements - Disclosure of Accounting Policies,

F-8

•Amendments to IAS 1: Amendments regarding the classification of debt with covenants
•Amendments to IAS 8: Accounting Policies, Changes in Accounting Estimates and Errors - Definition of Accounting Estimates,
•Amendments to IAS 12: Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction,
•Amendments to IFRS 10 and IAS 28: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture
•Initial Application of IFRS 17 and IFRS 9 – Comparative Information (Amendments to IFRS 17)

These standards, amendments or interpretations are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

2.2Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries each period presented. Subsidiaries are all entities over which the Company has control. Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Such subsidiaries are consolidated from the date on which control is transferred to the Group and are deconsolidated from the date that control ceases.

Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the period are included in the consolidated financial statements from the date the Group gain control until the date the Group ceases to control the subsidiary. A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

The accounting principles for subsidiaries have been changed, where applicable, to ensure a consistent application of the Group’s accounting principles.

2.3Significant Accounting Policies

i.Business combinations

Business combinations are accounted for using the acquisition accounting method. Consideration transferred, identifiable assets and liabilities assumed are measured at fair value at acquisition date.

Where the consideration transferred, together with any non-controlling interest, exceeds the fair value of the assets acquired and liabilities assumed, the excess is recorded as goodwill. The costs of effecting an acquisition are charged to the consolidated statement of income in the period in which they are incurred. Goodwill is capitalized as a separate item in the case of subsidiaries and as part of the cost of investment in the case of joint ventures and associates. Goodwill is denominated in the currency of the operation acquired.

ii.Foreign currency translation

Functional and presentation currency

The consolidated financial statements are presented in U.S. Dollars. For each subsidiary, the Group determines the functional currency and items included in the financial statements of each subsidiary are measured using that functional currency. In all cases the functional currency of a subsidiary is that of the primary country of operations of that subsidiary. The Group uses the direct method of consolidation and on disposal of a foreign operation, the gain or loss that is reclassified to profit or loss reflects the amount that arises from using this method.

Transactions and balances

Foreign currency transactions of the Group are translated into the functional currency using the exchange rates prevailing on the transaction dates.

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

Translation of foreign subsidiaries

The results and the financial position for all the Group subsidiaries with a functional currency other than the
U.S. Dollar are translated into U.S. Dollars, as follows:

•Assets and liabilities at each balance sheet date are translated using the exchange rates prevailing at that balance sheet date;
•Income statements are translated using the average exchange rate prevailing at the corresponding month;
•Exchange differences arising on translation for consolidation are recognized in Other Comprehensive Income (“OCI”). On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is reclassified to profit or loss; and
•Goodwill and fair value adjustments arising from the acquisition of foreign operations are treated as assets and liabilities in these operations and are translated to the exchange rate at the balance sheet date.

iii.Revenue recognition

The Group generates revenue through provision of analysis services, from the sale of its products in the form of kits and also from provision of custom development services. Value added tax and other sales taxes are excluded from revenue and products are generally sold without the right of return or rebates.

The Group accounts for a contract or a group of contracts when the following criteria are met: the parties to the contract have approved the contract in which their rights, their obligations and the payment terms have been identified, the contract has commercial substance, and the collectability of the consideration is probable. Contracts with customers do not contain variable consideration.

Kit

Our Kit segment includes product sales of Explore, Flex, Focus and Target. Revenue from the sale of kits is recognized at the point in time when control of the products has transferred to the customer according to the shipping terms. Shipping and handling costs billed to customers are included in product revenue in the consolidated statement of income. The majority of the contracts for Kit products relate to sales orders containing single bundled performance obligations. The average time from order to delivery is less than 1 month.

Analysis Services

The Group generates analysis services revenue from performing assay on customer samples to generate data on protein biomarkers. Revenue from the services is recognized at the point in time that the results of the analysis are transferred electronically to the customer. The majority of the analysis services contracts relate to sales orders containing single bundled performance obligation for the performance of services at fixed prices. Analysis services are sold at a fixed price per sample without any volume discounts, rebates, or refunds. The average duration of services contracts is less than 2 months.

Custom development services

Custom development projects are quoted at fixed price and extend over several months. Revenue from the performance of custom development services is recognized over time since the Group has no alternative use for the asset created and has an enforceable right to payment for performance completed to date. These contracts contain a single bundled performance obligation being the provision of custom development services of panels for performing assays on samples. The Group generally uses an input method to determine the progress completed of custom development service arrangements because there is a direct relationship between the effort (i.e. based on costs incurred against expected total costs) and the transfer of service to the customer.

The average duration of a service contracts is less than 12 months.

iv.Cost of goods sold

Cost of goods sold primarily consists of manufacturing costs incurred in the production process including personnel and related costs; costs of component materials; depreciation; manufacturing overhead; delivery costs and allocated costs including facilities and information technology. In addition, cost of goods sold includes royalty costs for licensed technologies included in our products, provisions for slow-moving and obsolete inventory.

v.Research and development

Expenditure on research activities is recognized in profit or loss as incurred. Development expenditure is capitalized only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Group intends to and have sufficient resources to complete development and to use or sell the asset. Otherwise, it is recognized in profit or loss as incurred. Subsequent to initial recognition, development expenditure is measured at cost less accumulated amortization and any accumulated impairment losses.

Amortization begins from the time the asset is ready for use. Depreciation is made on a straight-line basis over the useful life. The useful life is determined when the development project is finished and is estimated to 5 years.

vi.Legal and other disputes

Provision is made for the anticipated settlement costs of legal or other disputes against the Group where an outflow of resources is considered probable and a reliable estimate can be made of the likely outcome.

vii.Leases

When the Group enters into contractual agreements, an assessment is performed to determine if the contract contains a lease. The Group identifies a lease if it conveys the right to control the use of an identified asset for a specific period in exchange for a determined consideration. At inception, a right-of-use asset for the underlying asset and corresponding lease liability are presented in the consolidated balance sheet measured on a present value basis except for short-term leases (expected term of 12 months or less) and leases with low value underlying asset for which payments are recorded as an expense on a straight-line basis over the lease term.

Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The right-of-use-assets are depreciated on a straight-line basis over the expected lease term of the underlying asset. Non-lease components are accounted for separately from the lease components.

Lease liabilities are measured at present value of non-cancellable payments of the expected lease term, which are mostly made of fixed payments of rent excluding maintenance fees; variable payments that are based on an index or a rate; amounts expected to be payable as residual value guaranties and extension or termination option if reasonably certain to be exercised.

The Group estimates the lease term in order to calculate the value of the lease liability at the initial date of the lease. Management uses judgement to determine the appropriate lease term based on the conditions of each lease. The Group considers all facts that create incentive to exercise an extension option or not to take a termination option including leasehold improvements, significant modification of the underlying asset or a business decision. The extension or termination options are only included in the lease term if it is reasonably certain of being exercised.

The discount rate used in the present value calculation is the incremental borrowing rate ("IBR") unless the implicit interest rate in the lease can be readily determined. The Group estimates the incremental borrowing rate for each lease or portfolio of leased assets, as most of the implicit interest rates in the leases are not readily determinable. To calculate the incremental borrowing rate, the Group considers its credit worthiness, the term of the arrangement, any collateral received and the economic environment. The incremental borrowing rates are subject to change mainly due to changes in the economic environment.

The lease liabilities are subsequently adjusted to reflect interest on the lease liabilities and lease payments made. Lease liabilities are remeasured (along with the corresponding adjustment to the right-of-use asset), whenever the following situations occur; a modification in the lease term, a change in the assessment of an option to purchase, a modification in the residual guarantees or in future lease payments due to a change of an index or rate tied to the payments. In addition, upon partial or full termination of a lease, the difference between the carrying amounts of the lease liability and the right-of-use asset is recorded in the consolidated statements of earnings.

viii.Intangible assets

Goodwill

Goodwill is the excess of the consideration transferred over the net identifiable assets acquired and liabilities assumed. Goodwill is stated at cost less impairments, is deemed to have an indefinite useful life and is tested for impairment at least annually.

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

Licenses and customer relationships have estimated useful lives of up to 10 years and research and development technology have estimated useful lives of up to 15 years. Asset lives are reviewed, and where appropriate adjusted, annually.

ix.Property, plant and equipment

Property, plant and equipment (PP&E) includes leasehold improvements; plant and machinery; furniture fittings and equipment; and assets under construction. PP&E is stated at the cost of purchase or construction, less provisions for depreciation and impairment. Depreciation is calculated to write off the cost less residual value of PP&E, excluding freehold land, using the straight-line basis over the expected useful life. Residual values and lives are reviewed, and where appropriate adjusted annually. The normal expected useful lives of the major categories of PP&E are:

•Leasehold improvements	shorter of the lease term or useful life
•Plant and machinery	5 years
•Furniture, fittings and equipment	5 years

On disposal of PP&E, the cost and related accumulated depreciation and impairments are removed from the balance sheet and the net amount, less any proceeds, is recognized in the income statement.

x.Impairment of non-current assets

The carrying values of non-current assets are reviewed for impairment, either on a stand-alone basis or as part of a larger cash generating unit (“CGU”), when there is an indication that the assets might be impaired. Additionally, goodwill, intangible assets with indefinite useful lives and intangible assets which are not yet available for use are tested for impairment annually. Any provision for impairment is charged to the income statement.

Impairments of goodwill are not reversed. Impairment losses on other non-current assets are only reversed if there has been a change in estimates used to determine recoverable amounts and only to the extent that the revised recoverable amounts do not exceed the carrying values that would have existed, net of depreciation or amortization, had no impairments been recognized.

xi.Inventories

Inventory is stated at the lower of cost or net realizable value on a first-in, first-out basis. Cost comprises direct materials, direct labour and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated based on normal operating capacity. Cost is determined using a standard cost system, whereby the standard costs are updated periodically to reflect current costs.

The Group estimates the recoverability of inventory by referencing estimates of future demands and product life cycles, including expiration. The Group periodically analyses its inventory levels to identify inventory that may expire prior to expected usage or no longer meets quality specifications. When we have identified inventories to be in excess or obsolete, we write down the value of those inventories to their net realizable value based upon judgment and estimates about future demand and market conditions.

Direct and indirect manufacturing costs incurred during research and development activities are expensed to research and development as consumed.

xii.Financial instruments

Financial assets

The Group’s financial assets are comprised of cash and cash equivalents, trade and other receivables, and other non-current assets. All financial assets are recognized initially at fair value. Purchases and sales of financial assets are recognized on the settlement date, being the date upon which the Group commits to purchase or sell the asset.

Financial assets are measured either at amortized cost, fair value through other comprehensive income (“FVTOCI”) or fair value through profit or loss (“FVTPL”). The measurement basis is determined by reference to both the business model for managing the financial asset and the contractual cash flow characteristics of the financial asset. For financial assets other than trade receivables, a 12-month expected credit loss (“ECL”) allowance is recorded on initial recognition. If there is subsequent evidence of a significant increase in the credit risk of an asset, the allowance is increased to reflect the full lifetime ECL. If there is no realistic prospect of recovery, the asset is written off.

ECLs are recognized in the Statement of income and OCI on financial assets measured at amortized cost and at fair value through other comprehensive income apart from equity investments.

Trade receivables

Trade receivables are measured at amortized cost and are carried at the original invoice amount less ECL allowance. For trade receivables, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience.

When a trade receivable is determined to have no reasonable expectation of recovery it is written off against any ECL allowance available and then to the income statement. Subsequent recoveries of amounts previously provided for or written off are credited to the income statement.

Cash at bank and in hand

Cash at bank and in hand are measured at amortized cost and includes cash on hand and call deposits with financial institutions.

Bank overdrafts are shown within interest-bearing liabilities in current liabilities in the consolidated balance sheet.

Financial liabilities

The Group’ financial liabilities include trade and other payables, loans and borrowings (including bank overdrafts), and other liabilities. All financial liabilities, except lease liabilities, are recognized initially at fair value.

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

Derecognition of financial assets and liabilities

Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire or transfer and the Group has transferred substantially all the risks and rewards of ownership. Financial liabilities are derecognized when the contractual obligations are discharged or cancelled or expired. When the terms of a financial liability are modified, and not derecognized, the gain or loss is recognized in the statement of income and other comprehensive income. The gain or loss is the difference between the original contractual cash flows and the modified cash flows discounted to the original effective interest rate.

xiii.Pension Obligations

The Group operate defined-contribution plans for the benefit of its employees. The Group has no further payment obligations once the contributions have been paid. The Group’ contributions to defined contribution plans are expensed as incurred.

xiv.Share-based payments

Share-based compensation benefits are provided to employees, consultants and directors via the Group's Amended and Restated 2021 Incentive Award Plan, including stock options (ISO) and restricted stock unit awards (RSU). Information relating to these schemes is set out in note 20.

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

Restricted stock units

Under the employee restricted stock units scheme, the RSU’s will vest during a four-year period and new shares will be issued when the RSU vest for no cash consideration. Over the vesting period, the market value of the RSU’s is recognized as an employee benefits expense, with a corresponding increase in equity.

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

xv.Current and deferred income tax

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

Where an uncertain tax position is identified, management will make a judgement as to what the probable outcome will be, assuming the relevant tax authority has full knowledge of the situation. When an economic outflow is probable to arise, a provision is made for the best estimate of the liability. In estimating any such liability, the Group applies a risk-based approach which accounts for the probability that the Group would be able to obtain compensatory adjustments under international tax treaties. These estimates consider the specific circumstances of each dispute and relevant external advice.

xvi.Government grants

Government grants related to assets are initially recognized as deferred income at fair value if there is reasonable assurance that they will be received, and the Group will comply with the conditions associated with the grant; they are then recognized in profit or loss as other income on a systematic basis over the useful life of the asset.

Grants that compensate the Group for expenses incurred are recognized in profit or loss as other income on a systematic basis in the periods in which the expenses are recognized, unless the conditions for receiving the grant are met after the related expenses have been recognized. In this case, the grant is recognized when it becomes receivable.

3.Significant Accounting estimates and judgements

In preparing these consolidated financial statements, management is required to make significant judgments and estimates that affect the reported amounts of revenues, expenses, assets, liabilities, and equity in the consolidated financial statements and the accompanying disclosures. Estimates and judgements are continuously evaluated and are based on historical experience and other factors, including expectations of future events.

Impact of Covid-19

The COVID-19 pandemic has adversely affected, and we expect will continue to adversely affect, elements of our business. COVID-19 has primarily disrupted the customer end of the supply chain, with our customers’ labs operating at reduced capacity for extended portions of 2020, in particular as customers have had issues accessing their labs. In 2021 and 2022, we observed a lower impact from the COVID-19 pandemic than in 2020, but certain regions such as China have been more impacted by continued lockdowns in 2021 and 2022. Our production and manufacturing facilities are located in Uppsala, Sweden and Waltham, Massachusetts and we have not to date experienced any material disruptions to our production or supply of goods. We increased our inventory level in 2020 and 2021 in order to operate with a higher level of inventory than we have done historically.  Although we have seen a reduction in demand due to the lingering impacts of the COVID-19 pandemic, we have not observed any significant changes in our underlying customer base, and we have been and will continue to serve our customers, even at reduced levels, until their activities return to normal. The gradual recovery of revenue we have seen compared with previous levels reflects the underlying factors affecting demand, including the easing of lockdown restrictions and the partial or full reopening of academic and biopharmaceutical research laboratories around the world. At December 31, 2022, we concluded there was no evidence of material changes to recoverability risk of business assets, including deferred tax assets and trade receivables.

Impact of Ukraine conflict

We are continuing to closely monitor how the pandemic and related response measures and the armed conflict between Russia and Ukraine, are affecting our business. At December 31, 2022 we concluded there was no evidence of material changes to recoverability risk of business assets, including deferred tax assets and trade receivables. Olink does not have significant sales or direct supply from Russia, Belarus, or Ukraine, though the impact from the armed conflict between Russia and Ukraine on macro-economic conditions is currently unknown and could in the future have a negative effect on our results of operations, cash flows, financial condition or growth plans. Although we have not yet detected an increase in cyberattacks or attempted cyberattacks, we continue to closely monitor our IT systems based on the general risk of potential cyberattacks by state or quasi-state actors as a result of the Russia/Ukraine conflict.

The preparation of the Group’ consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures. Actual amounts and results could differ from those estimates. In the process of applying the Group’ accounting policies, management has made the following judgements, which have the most significant effect on the amounts recognized in the consolidated Group financial statements:

3.1.Share-based compensation

The Group measures the cost of equity-settled transactions with employees and non-employees by reference to the fair value of the equity instruments at the date at which they are granted. The assumptions and models used for estimating the fair value of share-based compensation transactions are disclosed in Note 20 . The Group also estimates a forfeiture rate to calculate the stock-based compensation expense for the awards. The forfeiture rate is estimated based on an analysis of actual forfeitures.

3.2Goodwill Impairment

In accordance with the accounting policy described in "x" in Note 2.3, the Group annually performs an impairment test on goodwill. The assumptions used for estimating fair value and assessing available headroom based on conditions that existed at the testing date are disclosed in note 12.

3.3. Deferred Taxes

The Group has recognized deferred tax assets for fiscal loss carry-forwards, and deductible temporary differences. The Group considers the analysis of forecast and future tax planning strategies. Estimates of taxable profit are made based on the forecast which are aligned with goodwill impairment testing assumptions, on an undiscounted basis. At period end, we assess whether there is convincing evidence that the Group will generate future taxable income against which deferred tax assets can be utilized and, thus, that recovery is probable. See Note 9.

3.4Leases

At initial recognition and subsequent remeasurement, management uses judgement to determine the appropriate term applied in a lease contract. The outcome may turn out not to match the actual outcome of the lease and may have an adverse effect on the right-of-use assets. In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

The discount rate is used to determine the initial carrying amount of the lease liabilities and the right-of-use assets. The Group cannot readily determine the interest rate implicit in the lease, therefore, it uses its IBR to measure lease liabilities. The Group estimate the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates.

3.5Development costs
The Group has a process to determine whether development costs meet the criteria for capitalization. However, based on management’s judgement and the nature of the development activities, such criteria and in particular technical and economic feasibility is normally not met until the development phase is complete.

4.Financial risk management

4.1Financial risk factors

The Group's activities are subject to several financial risks: market risk (including exchange rate risk and interest rate risk), credit risk and liquidity risk. The Group strives to minimize potential unfavorable effects from these risks on the Group financial results.

The aim of the Group financial operations is to:

•Ensure that the Group can meet their financial obligations timely
•Manage financial risks
•Ensure a supply of necessary financing.

The Group risk management is predominantly controlled by senior management.

Market risk - Currency risk (transaction risk)

The Group operates internationally and are exposed to foreign exchange risk where invoicing is made in a currency other than the functional currency of the relevant Group entity. Primarily, the Group is exposed to currency risk in Group companies with SEK as the functional currency. The primary risks in these companies are USD/SEK, EUR/SEK, GBP/SEK and JPY/SEK due to sales (trade receivables) and purchases (trade payables). Mitigation of this risk occurs naturally by partially matching costs in the same foreign currency and obtaining borrowings, as required, in the same foreign currency. The currency risk is monitored on a regular basis. The Group has not entered into derivative currency arrangements.

Exposure

The Group's primary exposure to foreign currency risk at the end of the reporting period was as follows:

	As of December 31, 2022
Amounts in thousands of USD	U.S.$	EUR	GBP	JPY
Trade receivables	$18,095	$8,509	$1,912	$1,403
Trade payable	2,258	1,183	8	2
Interest-bearing debt and borrowings	—	—	—	—

	As of December 31, 2021
Amounts in thousands of USD	U.S.$	EUR	GBP	CNY
Trade receivables	$31,641	$6,517	$1,695	$690
Trade payable	2,918	1,379	219	378
Interest-bearing debt and borrowings	—	—	—	—

Sensitivity

The following table demonstrates the sensitivity to a reasonably possible change in USD, EUR, GBP and JPY against SEK as of December 31, 2022 and 2021, with all other variables held constant. The impact on the Group’s loss before tax is due to changes in the fair value of monetary item assets and monetary liabilities. There is no additional impact on the components of equity because the company did not have any item that directly affected equity. The Group’s exposure to foreign currency changes for all other currencies is not material.

The below analysis is based on FX-changes of 3% on the USD, EUR, GBP and JPY.

The Group’s debt structure was repaid post IPO during 2021. As a result, there are no mitigating effects of the debt as seen in 2021.

The Group's’s risk exposure in foreign currencies:

As of December 31, 2022
Impact of non-functional currency foreign exchange exposures (Amounts in thousands of USD)	(Increase)/decrease in loss before tax
USD/SEK exchange rate - increase 3%	$522
USD/SEK exchange rate - decrease 3%	(522)
EUR/SEK exchange rate - increase 3%	221
EUR/SEK exchange rate - decrease 3%	(221)
GBP/SEK exchange rate - increase 3%	57
GBP/SEK exchange rate - decrease 3%	(57)
JPY/SEK exchange rate - increase 3%	42
JPY/SEK exchange rate - decrease 3%	(42)

As of December 31, 2021
Impact of non-functional currency foreign exchange exposures (Amounts in thousands of USD)	(Increase)/decrease in loss before tax
USD/SEK exchange rate - increase 3%	$908
USD/SEK exchange rate - decrease 3%	(908)

Market risk - Interest-rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

As of December 31, 2022, the Group does not have any outstanding debt or other debt structures other than leasing. Interest rate derivative instruments are not used by the Group.

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group are exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, including deposits with banks and financial institutions and foreign exchange transactions. Credit risk relates primarily to customer credit limits, which are subject to certain credit rating rules and authorization processes. However, the majority of the Group customer base tend to be blue chip global companies and therefore such customers usually have strong credit ratings. Group’s sales are concentrated such that 48% of sales in 2022 and 45% of sales in 2021 are with customers based in the U.S. U.S. Dollar denominated trade receivables as of December 31, 2022 and 2021 amounted to $36,392 thousand and $31,640 thousand, respectively.

The maximum default risk for the Group is equivalent to the net receivables reported in the Consolidated Financial Statements. The Group have historically almost non-existent credit losses and based on historical data of credit losses together with a forward-looking assessment, the expected credit loss for trade receivables is not material. (see Note 17, ‘Trade receivables’).

The Company’s cash at bank is held in Investment Grade credit rated banks.

Other financial assets at amortized cost include rental deposits. The credit risk for other financial assets at amortized cost as at December 31, 2022 and 2021 is not material and no credit loss reserve has been recognized.

Liquidity risk

Credit facilities at banks together with cash at bank allows the Company to meet its liquidity risk obligations as they come due. The shareholder loan was converted to equity during 2020. (see Note 22, ‘Related party transactions’).

The following table includes an analysis of the Company’s financial liabilities, grouped according to their maturity dates based on contractual discounted payments and considers the period remaining until their contractual maturity date as at December 31, 2022 and 2021:

	amounts in thousands USD
As per December 31, 2022	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Lease liabilities (Note 15.1)	9,435	2,113	3,075	2,310	1,937
Accounts payable (Note 15.2)	6,885	6,885	—	—	—

As per December 31, 2021	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Lease liabilities (Note 15.1)	8,379	2,952	3,124	2,262	40
Accounts payable (Note 15.2)	8,668	8,668	—	—	—

4.2Capital management

For the purpose of the Group's capital management, capital includes issued capital, other contributed capital and all other equity reserves attributable to the equity holders of the Company. The Group's capital structure and dividend policy is decided by the board of directors, The Financial operations continuously reviews the Group's capital structure considering amongst other things, market conditions, financial flexibility, business risk, and growth rate. The primary objective of the Group's’ capital management is to maximize the shareholder value.

5.Segment and revenue information

5.1Description of segments and principal activities

Operating segments are reported based on the financial information provided to the Chief Executive Officer (“CEO”). The CEO is identified as the Chief Operating Decision Maker (“CODM”) of the Group. The CODM monitors the operating results of its operating segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on revenue growth with less emphasis on profit or loss due to the early stage development of the Company. Profit or loss is measured consistently with net profit or net loss in the Consolidated Financial Statements of the Company. The CODM monitors the operating segments based on revenue growth and gross profit and reports its results under two segments: Kit and Services. All other operating segments have been aggregated and are included within the Corporate / Unallocated heading.

The Group’s research and development activities, sales & administrative activities, financing (including finance costs, finance income and other income) and income taxes are managed on a corporate basis and are not allocated to operating segments. Such expenditure is included in corporate/ unallocated.

Capital expenditure consists of additions of property, plant and equipment and intangible assets.

5.2Revenue and Gross Profit

The following tables presents the Company’s key financial information by segment:

Amounts in thousands of USD	For the year ended December 31, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020
Kit
Revenue from external customers	$55,091	$26,797	$14,759
Cost of goods sold	(7,131)	(4,112)	(2,671)
Gross profit	$47,960	$22,685	$12,088
Service
Revenue from external customers	73,012	60,221	34,404
Cost of goods sold	(31,776)	(28,299)	(12,114)
Gross profit	$41,236	$31,922	$22,290
Total segments
Revenue from external customers	128,103	87,018	49,163
Cost of goods sold	(38,907)	(32,411)	(14,785)
Gross profit	$89,196	$54,607	$34,378
Corporate / Unallocated
Revenue from external customers	11,745	7,955	4,904
Cost of goods sold	(6,442)	(4,353)	(2,671)
Gross profit	$5,303	$3,602	$2,233
Consolidated
Revenue from external customers	139,848	94,973	54,067
Cost of goods sold	(45,349)	(36,764)	(17,456)
Gross profit	$94,499	$58,209	$36,611

5.3Disaggregation of revenue from contracts with customers

The Group derives revenue primarily from the sales of own-produced finished goods and services in the following geographical regions:

As per December 31, 2022	Kit	Services	Corporate /Unallocated	Total
	amounts in thousands USD
Sweden	$3,903	$2,277	$529	$6,709
Americas	25,138	36,159	5,218	66,515
EMEA (excluding Sweden)	17,287	30,576	3,118	50,981
China	2,968	29	1,744	4,741
Japan	2,353	2,395	265	5,013
Rest of world	3,442	1,576	871	5,889
Total	$55,091	$73,012	$11,745	$139,848

As per December 31, 2021	Kit	Services	Corporate /Unallocated	Total
	amounts in thousands USD
Sweden	$2,072	$3,155	$1,467	$6,694
Americas	12,170	27,105	3,068	42,343
EMEA (excluding Sweden)	10,381	26,612	1,754	38,747
China	1,908	148	717	2,773
Japan	182	2,605	195	2,982
Rest of world	84	596	754	1,434
Total	$26,797	$60,221	$7,955	$94,973

As per December 31, 2020	Kit	Services	Corporate /Unallocated	Total
	amounts in thousands USD
Sweden	$4,029	$2,307	$884	$7,220
Americas	6,824	19,268	1,715	27,807
EMEA (excluding Sweden)	2,858	10,906	1,166	14,930
China	374	101	193	668
Japan	88	1,369	90	1,547
Rest of world	586	453	856	1,895
Total	$14,759	$34,404	$4,904	$54,067

There were no customers in the Group in 2022, 2021 or 2020 periods that individually exceeded 10% of total revenue.

5.4Non-current operating assets by geography

Sweden is regarded as being the Company’s country of domicile. Non-current operating assets are distributed by geography as follows:

Amounts in thousands USD	As of December 31,
	2022	2021
Sweden	$280,181	$327,404
Rest of World	13,663	11,707
Total	$293,844	$339,111

6.Operating expenses by nature

Amounts in thousands USD	for the year ended December 31, 2022	for the year ended December 31, 2021	for the year ended December 31, 2020
Included in costs of good sold
Cost of inventories recognized as an expense	$33,020	$28,988	$12,760
Depreciation of tangible assets (Note 13, 14.2)	2,960	2,964	1,540
Amortization of intangible assets (Note 12)	57	28	—
Employee compensation (Note 7)	9,312	4,783	3,156
Included in selling expenses
Depreciation of tangible assets (Note 13, 14.2)	727	537	357
Amortization of intangible assets (Note 12)	—	2	11
Employee compensation (Note 7)	33,580	23,077	9,758
Included in administrative expenses
Depreciation of tangible assets (Note 13, 14.2)	1,425	463	293
Amortization of intangible assets (Note 12)	8,929	10,455	9,736
Employee compensation (Note 7)	17,234	7,191	3,519
Included in research and development expenses
Depreciation of tangible assets (Note 13, 14.2)	1,003	749	478
Amortization of intangible assets (Note 12)	2,225	604	125
Employee compensation (Note 7)	11,127	8,613	3,359

7.Employee Compensation

The Group has various defined contribution benefit plans, primarily consisting of the plans in Sweden, for which its employees participate.

Amounts in thousands USD	for the year ended December 31, 2022	for the year ended December 31, 2021	for the year ended December 31, 2020
Salaries and wages	$47,478	$32,307	$15,269
Share-based payments	8,047	2,524
Social security costs	11,337	6,148	2,935
Pension costs - defined contribution plans	4,390	2,685	1,588
Total employee benefits cost	$71,252	$43,664	$19,792

For information about stock- based compensation, please see note 20.

8.Financial income and expenses

The following table shows a reconciliation of financial income and expense. Interest expense on loans and other borrowings during 2020 and 2021 relates to the shareholder loan and loan facilities, and interest expense on lease liabilities relates to our property and equipment leases, both described in note 15.

Amounts in thousands USD	for the year ended December 31, 2022	for the year ended December 31, 2021	for the year ended December 31, 2020
Interest income	$1,159	$98	$—
Interest expense on loans and other borrowings	(31)	(1,760)	(6,355)
Interest expense on lease liabilities	(500)	(386)	(276)
Total interest income/(expense)	628	(2,048)	(6,631)
Total foreign exchange gain	14,059	1,874	5,455
Other financial income/(expenses)	508	(1,719)	(713)
Financial items - net	$15,195	$(1,893)	$(1,889)

9.Income tax

Items reported for income taxes include a reasonable estimate of the impact of the material aspects of the Swedish tax rate reduction which was signed into law on June 14, 2018, on the deferred tax assets and liabilities. Swedish tax rules reduced the corporate income tax from 21.4% to 20.6% from January 1, 2021. The major components of income tax benefit (expense) for the periods ended December 31, 2022, 2021, 2020 are as follows:

Amounts in thousands USD	for the year ended December 31, 2022	for the year ended December 31, 2021	for the year ended December 31, 2020
Current tax:
Current tax on profit for the year	$(1,570)	$(308)	$(1,231)
Deferred income tax
(Decrease)/increase in deferred tax assets	2,726	5,324	54
Decrease/(increase) in deferred tax liabilities	1,400	3,190	1,656
Total deferred tax expense/(benefit)	4,126	8,514	1,710
Income tax (expense)/benefit	$2,556	$8,206	$479

A reconciliation between reported tax expense for each period and the theoretical tax expense that would arise when applying statutory tax rate in Sweden, 20.6% in 2022 and 2021 and 21.4% in 2020, on the Company loss before taxes, is shown in the table below:

Amounts in thousands USD	for the year ended December 31, 2022	for the year ended December 31, 2021	for the year ended December 31, 2020
Loss before tax	$(15,407)	$(46,545)	$(7,259)
Income tax calculated according to tax rate in Sweden 20.6% 2022, 2021 / 21. 4% 2020	3,174	9,588	1,553
Tax effects from:
Non-deductible costs	(29)	(1,542)	(1,143)
Previously unrecognized tax losses used to reduce current tax expenses	—	184	70
Differences in overseas tax rates	40	(24)	(22)
Adjustments in respect of income tax of previous years	(275)	—	—
Other	(354)	—	21
Income tax	$2,556	$8,206	$479

Deferred tax balances

Deferred tax assets and liabilities of the Company are shown in the table below:

Deferred tax assets	Lease Liabilities	Tax losses	Other	Total
	Amounts in thousands USD
Balance as of January 1, 2020	$10	$—	$—	$10
Recognized in the statement of comprehensive income	54	—	—	54
Net to deferred tax liability	(31)	—	—	(31)
Exchange differences	4	—	—	4
Balance as of December 31, 2020	$37	$—	$—	$37
Recognized in the statement of comprehensive income	113	4,935	276	5,324
Recognized in statement of Equity	—	3,825	—	3,825
Exchange differences	(6)	(223)	134	(95)
Balance as of December 31, 2021	$144	$8,537	$410	$9,091
Recognized in the statement of comprehensive income	83	743	1,899	2,725
Recognized in statement of Equity	—	—	266	266
Exchange differences	(18)	(1,136)	(82)	(1,236)
Balance as of December 31, 2022	$209	$8,144	$2,493	$10,846

Deferred tax liabilities	Deferred tax on untaxed reserves	Intangibles & Inventory Valuation	Other Temporary Differences	Total
	amounts in thousands USD
Balance as of January 1, 2020	$895	$29,283	$167	$30,345
Purchase Price Allocation	—	503	—	503
Recognized in the statement of comprehensive income	135	(2,173)	382	(1,656)
Net from deferred tax asset	—	—	(31)	(31)
Exchange differences	140	3,868	24	4,032
Balance as of December 31, 2020	$1,170	$31,481	$542	$33,193
Recognized in the statement of comprehensive income	(1,116)	(2,206)	133	(3,189)
Exchange differences	(54)	(2,864)	6	(2,912)
Balance as of December 31, 2021	$—	$26,411	$681	$27,092
Recognized in the statement of comprehensive income	—	(1,859)	459	(1,400)
Exchange differences	—	(3,480)	(16)	(3,496)
Balance as of December 31, 2022	$—	$21,072	$1,124	$22,196

The Group has tax losses that arose in Sweden of $40,683 thousand (2021: $43,611 thousand) that are available indefinitely for offsetting against future taxable profits of the entities in which the losses arose. It also has tax losses related to interest expense deductions that arose in Sweden of $14,924 thousand (2021: $17,608 thousand) that are available for up to 6 years for offsetting against future taxable profits of the entities in which the deduction arose. The year on year movement on tax losses related to interest expense deductions is solely related to changes in foreign exchange.

Based on management's projections regarding future taxable profits, the Group has recognized deferred tax assets for the former but not for the latter because it is not currently probable that the entities in which the loss arose will be able to generate sufficient taxable profits before these entities taxable deduction offsets expire after 6 years. Furthermore, these taxable deductions are not available to other group entities where profits are expected to arise. In evaluating the probability of realizing the deferred tax assets, the Company considered all available positive and negative evidence of future taxable income, including past operating results and forecasted market growth and earnings. During 2022, a gross movement of $1,755 thousand (2021 $9,054 thousand) was recorded in the deferred tax asset with a net impact of $2,725 thousand (2021 $5,324 thousand) on the annual results. If the Company were able to recognize all unrecognized deferred tax assets, net profit would increase by $3,074 thousand (2021: $3,627 thousand).

10.Investments in subsidiaries

The Company had the following subsidiaries as per December 31, 2022 and 2021:

		Country of registration and operation	Share of common shares owned by the Company (%)
Name	Principle Activities		2022	2021
Olink Finance AB	Cash management	Sweden	100%	100%
Olink OldCo AB	Other operational activities	Sweden	100%	100%
Olink Proteomics AB	Sales, production, and research & development	Sweden	100%	100%
Agrisera AB	Production, and research & development	Sweden	100%	100%
Olink Proteomics Inc.	Sales of services and distribution services	USA	100%	100%
Olink Proteomics Ltd	Marketing coordination and sales services	UK	100%	100%
Olink Proteomics B.V	Marketing coordination and sales services	Netherlands	100%	100%
Olink Proteomics GmbH .	Marketing coordination and sales services	Germany	100%	100%
Olink Proteomics KK	Marketing coordination and sales services	Japan	100%	100%
Olink Biotech (Shanghai) Co., Ltd	Distribution, marketing coordination and sales services	China	100%	100%
Olink Proteomics SAS	Marketing coordination and sales services	France	100%	n/a

11.Business combination
Acquisitions in 2022
No acquisitions were made in 2022.

Acquisitions in 2021

No acquisitions were made in 2021.

Acquisitions in 2020

On May 7, 2020, the Group acquired 100% of the shares in Agrisera AB, a Swedish company specializing in polyclonal and monoclonal antibody production. The Group acquired Agrisera AB in order to enable the growth of its protein biomarker library and increase control over its supply chain. The purchase price of $4,990 thousand was entirely settled in cash. There were no contingent consideration arrangements. The purchase price was allocated to the assets acquired and liabilities assumed based upon their estimated fair values as of the acquisition date, in the amounts of $3,541 thousand and $1,057 thousand, respectively, resulting in goodwill of $2,506 thousand.

12.Goodwill and other intangible assets

Changes in goodwill and other intangible assets for the Company periods are as follows:

Amounts in thousands USD	Goodwill	Customer relation	Technology	Brand and Licenses	Development Cost	Total
Cost
As of January 01, 2021	$186,020	$45,582	$99,005	$28,385	$8,614	$367,606
Additions	—	—	—	593	3,733	4,326
Translation differences	(17,589)	(4,310)	(9,361)	(2,712)	(1,005)	(34,977)
As of December 31, 2021	$168,431	$41,272	$89,644	$26,266	$11,342	$336,955
Additions	—	—	—	77	1,300	1,377
Translation differences	(22,486)	(5,510)	(11,968)	(3,506)	(1,573)	(45,043)
As of December 31, 2022	$145,945	$35,762	$77,676	$22,837	$11,069	$293,289
Amortization and impairment
As of January 01, 2021	$—	$8,164	$12,038	$17	$—	$20,219
Amortization	—	4,349	6,297	41	401	11,088
Translation differences	—	(995)	(1,459)	(3)	(19)	(2,476)
As of December 31, 2021	$—	$11,518	$16,876	$55	$382	$28,831
Amortization	—	3,704	5,363	88	2,056	11,211
Translation differences	—	(1,665)	(2,438)	(9)	(121)	(4,233)
As of December 31, 2022	$—	$13,557	$19,801	$134	$2,317	$35,809
Net Book Value
As of December 31, 2022	$145,945	$22,205	$57,875	$22,703	$8,752	$257,480
As of December 31, 2021	$168,431	$29,754	$72,768	$26,211	$10,960	$308,124

12.1Test of goodwill and indefinite lived assets impairment

For impairment testing, goodwill acquired through business combinations and brands with indefinite useful lives are allocated to the Kit and Services CGUs, which are reportable segments.

	Amounts in thousands USD
As of December 31, 2022	Kit	Services	Total
Goodwill	$116,274	$29,671	$145,945
Brands	13,291	8,817	22,108

As of December 31, 2021	Kit	Services	Total
Goodwill	$134,189	$34,242	$168,431
Brands	15,338	10,176	25,514

The recoverable amounts of the CGUs’ value-in-use calculation is based on cash flow projections from financial budgets approved by senior management covering a ten-year period. The forecast period exceeds 5 years since the market for Olink's products is a relatively new market and we expect strong growth over the next 10 years.

The discount rates used in 2022 and 2021 is based on the Company’s WACC of 17% and 19% respectively, as both CGUs have integrated operations across the business. The discount rate is adjusted where appropriate for specific segment, country and currency risks. The valuation methodology uses significant inputs which are not based on observable market data; therefore, this valuation technique is classified as level 3 in the fair value hierarchy.

Details relating to the discounted cash flow models used in the impairment tests of the Kit and Services CGUs are as follows:

Valuation basis	Value in use
Key assumptions	•Sales growth rates •Terminal growth rate •Discount rate
Determination of assumptions
•Sales growth rates are internal forecasts based on both internal and external market information

•Terminal growth rates based on management’s estimate of future long-term average growth rates

•Discount rates based on the Company’s WACC, adjusted where appropriate.

Period of specific projected cash flows	10 years
Terminal growth rate and discount rate	Terminal growth rate		Discount rate 2022/2021
	Kit and Services CGUs	2% per annum	17%/ 19%

The Company performed its annual goodwill impairment test for each of its reporting units as of September 30, 2022 and 2021 using a discounted cash flow analysis, concluding that the recoverable amounts of all of its reporting units were in excess of their carrying values. No impairment of goodwill was required. In the Consolidated Financial Statements for 2021 the disclosure stated that the impairment test was performed as of December 31, but that was an incorrect wording since the impairment test for previous year was performed as of September 30.

The discounted cash flow analysis includes management’s current assumptions as to future cash flows and long-term growth rates. A sensitivity analysis including all key assumptions is performed and management believe that no reasonably possible change in any of the above key assumptions would cause the carrying value to materially exceed the recoverable value. For all cash generating units there is sufficient headroom before any changes in key assumptions would cause a valuation adjustment. The performed sensitivity analysis demonstrates that the value of goodwill and other intangible assets with indefinite useful life is more than defensible even if the discount rate is increased with one percentage point and if the growth rate after the forecast period is decreased with half percentage point for all cash generating units. Even forecasts for sales growth is included in the sensitivity analysis and no reasonable changes in this would cause a need of impairment.

13.Property, plant and equipment

Changes in property, plant and equipment for the Group are as follows:

Amounts in thousands USD	Leasehold improvement	Plant and machinery	Furniture, fittings and equipment	Construction in progress for property, plant and equipment	Total
Cost
As of January 01, 2021	$659	$3,393	$3,294	$76	$7,422
Additions	3,147	4,836	1,180	1,319	10,482
Transfers	92	200	(63)	(597)	(368)
Disposals	(569)	(21)	(495)	—	(1,085)
Translation differences	(6)	(373)	(325)	(45)	(749)
As of December 31, 2021	$3,323	$8,035	$3,591	$753	$15,702
Additions	855	2,302	1,722	2,414	7,293
Transfers	(117)	353	106	(342)	—
Disposals	(74)	(220)	(740)	—	(1,034)
Translation differences	(25)	(763)	(405)	(93)	(1,286)
As of December 31, 2022	$3,960	$9,707	$4,275	$2,733	$20,675
Amortization and impairment
As of January 01, 2021	$207	$728	$713	$—	$1,648
Depreciation for the period	238	1,069	727	—	2,034
Transfers	1	(128)	59		(68)
Disposals	(370)	(11)	(69)		(450)
Translation differences	(1)	(55)	(102)	—	(158)
As of December 31, 2021	$75	$1,603	$1,328	$—	$3,006
Depreciation for the period	722	1,814	594	—	3,130
Transfers	(24)	—	24	—	—
Disposals	—	(14)	(191)	—	(205)
Translation differences	(2)	(137)	(173)	—	(312)
As of December 31, 2022	$771	$3,266	$1,582	$—	$5,619
Net Book Value
As of December 31, 2022	$3,189	$6,441	$2,693	$2,733	$15,056
As of December 31, 2021	$3,248	$6,432	$2,263	$753	$12,696

14.Leases

The Group is a lessee

The Group have lease contracts for various items of property and production equipment used in its operations. Lease terms for properties and equipment are generally up to 10 years. Certain leases include extension and termination options. These options are negotiated by management to provide flexibility in managing the leased-asset portfolio and align with the Group's business needs.

For the year ended December 31, 2022 and 2021 the Group had lease contracts with lease terms of 12 months or less. The Group applied the ‘short-term lease’ recognition exemption for theses leases.

The Group has leases with a shorter lease term than 12 months and leases pertaining to assets of low value, such as office equipment. The Group applied the ‘lease of low-value assets’ recognition exemptions in IFRS 16 for these leases, meaning the value of these contracts is not part of the right-of-use asset or leases liability.

14.1Amounts recognized in the consolidated balance sheet

Amounts in thousands USD	As of December 31, 2022	As of December 31, 2021
Right-of-Use Assets
Property	$8,804	$7,195
Equipment	1,087	1,583
Total assets	$9,891	$8,778
Lease liabilities
Current (Note 15.1)	2,113	2,952
Non-current (Note 15.1)	7,322	5,427
Total liabilities	$9,435	$8,379

The additions of right-of-use assets during the Group periods ended December 31, 2022 and 2021 were $4,908 thousand and $7,122 thousand, respectively.

14.2Amounts recognized in the consolidated statement of income related to leases

Amounts in thousands USD	for the year ended December 31, 2022	for the year ended December 31, 2021	for the year ended December 31, 2020
Depreciation charge of right-of-use assets
Property	$2,577	$1,611	$921
Equipment	407	1,068	682
Total depreciation of right-of-use-assets	2,984	2,679	1,603
Interest expense (included in finance cost, Note 8)	500	386	276
Total amount recognized in net loss for the period	$3,484	$3,065	$1,879

No significant variable lease payments that are not included in the lease liability have been identified for the Group. Short term lease payments and payments on low value lease assets were $436 thousand for the year ended December 31, 2022. Additionally, the Group has entered into certain lease agreements with approximately $24,326 thousand of commitments, which had not commenced as of December 31, 2022, and as such, have not been recognized in the consolidated statement of financial position.

The total cash outflow for leases during the periods ended December 31, 2022 and 2021 were $2,908 thousand and $2,845 thousand, respectively. The maturity analysis of lease liabilities for the Company is disclosed in Note 4.1.

15.Financial instruments per category

The following tables present the Group’s financial instruments per category

Amounts in thousands USD	As of December 31, 2022	As of December 31, 2021
Current asset instruments at amortized cost
Trade receivables	$52,743	$42,061
Other receivables	2,354	4,094
Total current asset instruments at amortized cost	55,097	46,155
Non-current asset instruments at amortized cost
Other long-term receivables	571	422
Total non-current asset instruments at amortized cost	571	422
Total financial assets	$55,668	$46,577

15.1Financial liabilities: Interest-bearing loans and borrowings

Amounts in thousands USD	Interest Rate	Maturity	As of December 31, 2022
Current interest-bearing loans and borrowings
Lease Liabilities (Note 14)	2.5%-11%	2023	$2,113
Non-current interest-bearing loans and borrowings
Lease Liabilities (Note 14)	2.5%-11%	2023-2032	$7,322
Total interest-bearing loans and borrowings			$9,435

Amounts in thousands USD	Interest Rate	Maturity	As of December 31, 2021
Current interest-bearing loans and borrowings
Lease Liabilities (Note 14)	6.25%-11%	2022	$2,952
Non-current interest-bearing loans and borrowings
Lease Liabilities (Note 14)	6.25%-11%	2022-2031	$5,427
Total interest-bearing loans and borrowings			$8,379

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

Loan Facility

During the year ended December 31, 2019 the Group entered into a loan facility in the amount of $110 million with Bridgepoint Credit and DNB AB (Publ) as part of the financing of the Olink Acquisition (Facilities). During the year ended December 31, 2020 we amended our debt structure under the existing loan facility with Bridgepoint Credit and DNB AB (Publ), increasing the total commitment under the facilities to $137.6 million . The effective date of the amended agreement was December 23, 2020.

A total of $63.5 million had been drawn down under the term Facility B, adjusted for transaction costs of $1.8 million. The loans were raised in USD and EUR to match revenue streams in USD and EUR. The remaining undrawn credit under the facilities was $74.1 million. Under the terms of the Facilities, the Group pledged the assets, including patents and other intellectual property, of its subsidiary, Olink Proteomics Inc.

On March 30, 2021, we repaid $65.6 million of outstanding loan facilities plus accrued interest of $1.9 million using the net proceeds from the offering and had no outstanding loan balances. As of December 31, 2022, we had $75.1 million in cash at bank and no outstanding loan balances or related pledged assets.

15.2Other financial liabilities

Amounts in thousands USD	As of December 31, 2022	As of December 31, 2021
Other financial liabilities at amortized cost
Advance invoiced customers	$1,694	$5,447
Accounts payable	6,885	8,668
Total other current financial liabilities	$8,579	$14,115

15.3Fair values

To provide an indication about the reliability of the inputs used in determining fair value, the Group has classified its financial instruments into the three levels prescribed under the accounting standards.

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

15.4Changes in Liabilities attributable to financing activities

The following tables show changes in liabilities attributable to financing activities for the Group respectively:

Amounts in thousands USD	Current Interest bearing liabilities (excluding current lease liabilities)	Current lease liabilities	Non-current Interest bearing liabilities (excluding Non-current lease liabilities)	Non- current lease liabilities	Total liabilities from financing activities
Liabilities as of January 1, 2020	$42,720	$1,414	$53,228	$3,050	$100,412
Cash flows	—	(1,490)	7,930	—	6,440
Non cash-flow:
New leases	—	637	—	474	1,111
Foreign exchange adjustments	—	153	143	196	492
Other	(42,720)	1,432	374	(1,430)	(42,344)
Liabilities as of December 31, 2020	$—	$2,146	$61,675	$2,290	$66,111
Cash flows	—	(2,845)	(63,315)	—	(66,160)
Non cash-flow:
New leases	—	1,379	—	5,320	6,699
Foreign exchange adjustments	—	(133)	(58)	222	31
Other	—	2,405	1,698	(2,405)	1,698
Liabilities as of December 31, 2021	$—	$2,952	$—	$5,427	$8,379
Cash flows	—	(2,908)	—	—	(2,908)
Non cash-flow:
New leases	—	438	—	2,386	2,824
Foreign exchange adjustments	—	(78)	—	(272)	(350)
Other	—	1,709	—	(219)	1,490
Liabilities as of December 31, 2022	$—	$2,113	$—	$7,322	$9,435

16.Inventories

Amounts in thousands USD	As of December 31, 2022	As of December 31, 2021
Raw materials	$15,550	$18,402
Work in-progress	19,955	5,138
Finished products	8,741	5,400
Total inventories at the lower of cost and net realizable value	$44,246	$28,940

The Group periodically analyses its inventory levels to identify inventory that may expire prior to expected usage or no longer meets quality specifications. When we have identified inventories to be in excess or obsolete, we write down the value of those inventories to their net realizable value based upon judgment and estimates about future demand and market conditions. A provision for slow-moving and obsolete inventory is made within Cost of goods sold. As of December 31, 2021 the provision amounted to $561 thousand. As per December 31, 2022 the provision amounted to $707 thousand.

17.Trade receivables

Amounts in thousands USD	As of December 31, 2022	As of December 31, 2021
Current	$42,057	$35,469
1-30 days past due	4,119	$887
31-60 days past due	2,687	$1,041
61-90 days past due	2,338	$2,268
91+ days past due	1,873	$2,529
Gross carrying amount	$53,074	$42,194
Allowance for expected credit losses	(331)	(133)
Net carrying amount	$52,743	$42,061

Trade receivables, for the Group, are non-interest bearing and are generally on terms of 30 days to 90 days. The Group maintains an allowance for ECL but given that the Group have historically recognized almost non-existent credit losses the allowance for ECL is insignificant as of the Company periods ended December 31, 2022 and December 31, 2021. The credit loss recognized in the Company periods ended December 31, 2022 and December 31, 2021 was $236 and $365 thousand, respectively.

18.Other receivables

Amounts in thousands USD	As of December 31, 2022	As of December 31, 2021
Value added tax and other tax receivables	$2,320	$3,184
Other items	242	910
Total	$2,562	$4,094

19.Share capital and Other contributed capital

As of December 31, 2022, the total number of authorized shares was 400,000,000 of which 119,098,118 were issued and outstanding. During 2022, 91,056 shares were issued associated with the vesting of RSUs in the incentive award plan. The Company’s Share capital at December 31, 2022 consisted of the following:

	Number of shares	Share Capital	Other Contributed Capital
Common Shares	119,098,118	30,988	514,133
Total	119,098,118	30,988	514,133

The Company’s Share capital at December 31, 2021 consisted of the following:

	Number of shares	Share Capital	Other Contributed Capital
Common Shares	119,007,062	30,964	506,008
Total	119,007,062	30,964	506,008

Reorganization of share structure

On March 16, 2021, the Company’s shareholders approved the adoption of new articles of association which provided for the reorganization of existing common and preferred shares into one single share class. Pursuant to the new articles of association, each class of shares have been reorganized into one class of common shares as follows:

•The common shares series A have been re-designated as 56,221,500 common shares;

•The common shares series B have been re-designated as 250,000 common shares;

•The preferred share series A have been re-designated as one common share; and

•The preferred shares series B1 have been re-designated as 200,755,561 common shares.

Furthermore, on March 16, 2021, the Company’s shareholders resolved to conduct a reverse share split where the total number of outstanding common shares (257,227,062) was consolidated into 105,771,768 common shares.

Initial public offering

On March 29, 2021, the Company completed an initial public offering of 13,235,294 ADSs, representing 13,235,294 common shares, at an initial public offering price of $20.00 per share. The net proceeds from the initial public offering were $249.3 million, after deducting the underwriting discounts, net of deferred taxes, and other initial public offering costs associated with the filing. The net proceeds of the initial public offering per the consolidated statement of cash flows of $245.2 million do not reflect the non-cash movement related to the tax-deductible portion of the underwriter fees. Total transaction costs accounted for as a deduction from equity, net of deferred taxes, amounts to $15.4 million.

Following the initial public offering on March 29, 2021 the Company had 119,007,062 common shares outstanding.

The following chart shows a reconciliation of the movements in equity from December 31, 2020 through December 31, 2021 and from December 31, 2021 through December 31, 2022:

	Shares Outstanding (number)	Share Capital	Other Contributed Capital
Balance as of December 31, 2020	257,227,062	$27,224	$257,774
New Share Issuance	13,235,294	3,741	245,543
Share based remuneration program	—	—	2,691
Reverse stock split	(151,455,294)	—	—
Balance as of December 31, 2021	119,007,062	$30,965	$506,008
New Share Issuance	—	24	—
Share based remuneration program	91,056	—	8,125
Balance as of December 31, 2022	119,098,118	$30,988	$514,133

20.Stock-based compensation

On April 7, 2022 at the Annual General Meeting, our shareholders resolved to adopt two long term incentive programs, LTI I 2022 and LTI II 2022 and simultaneously approved and made effective our Amended and Restated 2021 Incentive Award Plan (the “Plan”). The Plan amends and restates the 2021 Incentive Award Plan, which was initially adopted by the Company on March 16, 2021, and approved by the shareholders of the Company on March 16, 2021, in connection with approval by the Company’s shareholders of LTI 2021 (the “Original Plan”). The principal purpose of the Plan is to attract, retain and motivate selected employees, consultants and directors through the granting of share-based compensation awards and cash-based performance bonus awards. The Company has previously filed a registration statement on Form S-8 covering 1,085,900 shares under the Original Plan and has now registered an additional 594,403 common shares under the Amended and Restated 2021 Incentive Award Plan. A total of 1,680,303 shares are available for issuance pursuant to a variety of stock-based compensation awards, including stock options and restricted stock unit awards; provided, however, that no more than 1,680,303 additional shares may be issued. Shares available under LTI 2021, LTI I 2022 and LTI II 2022 will, subject to the terms and conditions of the Plan, be issued when the awards under the respective program vest, subject to continued service, over a four-year period from grant date, and, in case of stock options, upon the option holder exercising the option. The expiration date on stock options awarded under the programs is five years from grant date.

Employee stock options

In connection with the closing of the initial public offering, the Company granted options to purchase an aggregate of 620,675 common shares out of the Original Plan, of which 442,789 options were granted to certain executive officers and directors, in each case with an exercise price equal to 125% of the initial public offering price of $20.00. During the second quarter of 2022, 107,074 options that had been approved at the Annual General Meeting on April 7, 2022, were awarded to certain executive officers and directors, in each case with an exercise price of $17.39. Such options shall vest over four years, subject to the terms and conditions of the Plan. The expiration date on the options is five years from grant date.

The share-based compensation cost is calculated according to the following: The employee stock options were granted free of charge and are accounted for as equity-settled share-based payment transactions. Fair value per option at grant date multiplied by the number of outstanding share options multiplied by the number of days passed and divided by the total number of days in the vesting period. To calculate fair value per share option at the grant date, the principles of the Black-Scholes model have been used. The expense associated with these stock options amounted to $1.2 million for the twelve months ended December 31, 2022. The expense associated with these stock options amounted to $1.0 million for the twelve months ended December 31, 2021. These are recorded within selling, administrative and research and development expenses within the income statement.

The following table lists the inputs to the Black-Scholes models used for stock options for the years ended December 31, 2022 and 2021:

	2022	2021
Expected volatility (%)	61.2	40.0
Risk-free interest rate (%)	1.4	0.4
Expected life of stock options (years)	4	4
Share price at grant (US$)	17.39	20.00

A summary of stock option activity under the Company's Option Plans relating to awards to certain officers and directors as of December 31, 2022, and changes during the twelve months ended December 31, 2022 and December 31, 2021 , are as follows:

	Outstanding Stock Options	Weighted Average Exercise Price (USD)
Balance as of January 1, 2022	442,789	$25.00
Granted	107,074	17.39
Forfeited	—	—
Balance as of December 31, 2022	549,863	23.52

	Outstanding Stock Options	Weighted Average Exercise Price (USD)
Balance as of January 1, 2021	—	$—
Granted	442,789	25.00
Forfeited	—	—
Balance as of December 31, 2021	442,789	25.00

Employee RSUs

During 2022, 20,458 RSUs that had been approved at the Annual General Meeting on March 16, 2021 were awarded to employees currently employed by Olink under the 2021 Plan. During 2022, 607,866 RSUs that had been approved at the Annual General Meeting on April 7, 2022 were awarded to employees currently employed by Olink under the Plan. 847,143 RSUs are outstanding as of December 31, 2022, of which 194,748 RSUs to our executive officers. The RSUs are measured based on the fair market value of the underlying ordinary shares on the date of grant. The RSUs will vest during a four-year period and new shares will be issued when the RSU’s vest.

The expense associated with these RSUs amounted to $9.1 million for the twelve months ended December 31, 2022. The expense associated with these RSUs amounted to $2.0 million for the twelve months ended December 31, 2021 These are recorded within selling, administrative, research and development and cost of goods sold expenses within the income statement.

The following is a summary of the RSU activity and related information as of December 31, 2022, and changes during the twelve months ended December 31, 2022 and December 31, 2021:

	Outstanding RSU's	Weighted Average Grant Date Fair Value (USD)
Balance as of January 1, 2022	335,449	$23.75
Granted	628,324	17.66
Vested	(87,664)	23.75
Forfeited	(28,966)	—
Balance as of December 31, 2022	847,143	19.38

	Outstanding RSU's	Weighted Average Grant Date Fair Value (USD)
Balance as of January 1, 2021	—	$—
Granted	344,271	23.75
Vested	—	—
Forfeited	(8,822)	—
Balance as of December 31, 2021	335,449	23.75

21.Other current liabilities

Amounts in thousands USD	As of December 31, 2022	As of December 31, 2021
Salaries and wages	$13,274	$6,306
Advance invoiced customers	1,694	5,447
Royalties	2,321	1,233
Other current liabilities	8,411	6,663
Total	$25,700	$19,649

Advance invoiced customers represent a contract liability. Beginning January 1, 2022, the Company had a liability balance of $5,447 thousand for advance invoiced customers. During fiscal year 2022, the Company recognized $5,342 thousand of the advances from invoiced customers as revenue. Beginning January 1, 2021, the Company had a liability balance of $7,367 thousand for advance invoiced customers. During fiscal year 2021, the Company recognized $7,092 thousand of the advances from customers as revenue.

22.Related-party transactions

In March 2019, the Company entered into a shareholder loan ("Shareholder Loan") agreement, with Knilo InvestCo AB (f/k/a Goldcup 18085 AB), a subsidiary of our ultimate parent - Summa Equity AB, pursuant to which Knilo InvestCo AB extended a loan to the Company equal to approximately $38,486 thousand. There were no repayment terms for this loan and accrued interest, at the rate of 8% per annum, was capitalized annually on the last calendar day of each year. As of December 31, 2019 the outstanding balance on Shareholder Loan was approximately $41,102 thousand, of which $2,616 thousand was accrued interest. The Company could at any time without any premium or penalty, prepay any outstanding amount. Pursuant to the terms of the Shareholder Loan agreement, the outstanding amounts held by Knilo InvestCo AB converted to 6,763,245 shares of Class A common shares and 27,052,980 shares of preferred B-1 shares of the Company in May 2020. Interest expense recognized in 2020 prior to the conversion of the loan totaled $1,377 thousand. As per December 31, 2022 there are no outstanding loans to Knilo InvestCo AB.

There were no sales to or purchases from related parties during 2020, 2021 or 2022 outside of the transactions with directors disclosed below. No dividends were paid in 2020, 2021 or 2022.

Compensation of key management personnel of the Group

	Amounts in thousands USD
	For the year ended December 31, 2022	For the year ended December 31, 2021 (1)	For the year ended December 31, 2020 (1)
Wages and salaries	$1,923	$1,928	$634
Share-based compensation expense	2,191	832	—
Variable / bonus expense	1,068	787	204
Pension costs - defined contribution plans	291	303	90
	$5,473	$3,850	$928

(1) For years ending December 31, 2021 ad 2020, we have restated to show separately variable / bonus expense, include share-based compensation expense, and exclude social charges expense.

Agreements with Our Executive Officers and Directors

In August 2019, the Company's subsidiary - Olink Proteomics AB entered into a consulting agreement (the “Consulting Agreement”), with Gustavo Salem, a member of our board, pursuant to which Olink Proteomics AB agreed to pay a base rate of $7.5 thousand per month. The base pay rates were subsequently amended to $6 thousand per month in April 2020. The Consulting Agreement expired on May 31, 2021. Olink Proteomics AB paid $78 thousand for the year ended December 31, 2020. No payment has been made during 2021 or 2022 pursuant to this Consulting Agreement. Other board members were paid approximately $9 thousand dollars pursuant to consulting arrangements in 2020. For their services on the board of directors, board members collectively received remuneration of $110 thousand during the year ended December 31, 2020, $408 thousand during 2021 and $598 thousand during 2022.

Management Service Agreements

In March 2019, Summa Equity AB entered into a management service agreement (the "Summa MSA"), with the Company's subsidiary - Olink Finance AB (f/k/a Knilo BidCo AB; Goldcup 18087 AB), pursuant to which Olink Finance AB engaged Summa Equity AB for services related to the management and business operations of Olink Finance AB. During the year ended December 31, 2020, Olink Finance AB made payments to Summa Equity AB of $37 thousand in connection with the Summa MSA. In 2021, the Summa MSA was terminated in connection with our initial public offering, upon which we paid Summa Equity AB a lump sum amount equal to approximately $2.4 million.

23.Earnings per share

Earnings per share for the Group is calculated by taking the net loss for the period, less the amount of the accumulated preferred dividend yield, divided by the weighted average of outstanding common shares during the period.

	for the year ended December 31, 2022	for the year ended December 31, 2021	for the year ended December 31, 2020
Net loss for the period	$(12,851)	$(38,339)	$(6,780)
Less accumulated preferred dividend yield	—	(4,205)	(16,900)
Total	(12,851)	(42,544)	(23,680)
Weighted average number of shares (thousands)	119,076	99,261	21,439
Basic and diluted loss per share	$(0.11)	$(0.43)	$(1.10)

As of December 31, 2020, the Group does not hold any dilutive shares; therefore, there are no differences with the basic earnings (loss) per share.

As of December 31, 2022 and December 31, 2021, the Group has the following potential common shares that can be potentially dilutive but are anti-dilutive for the periods presented and are therefore excluded from the weighted average number of common shares for the purpose of diluted profit/(loss) per share:

i.442,789 outstanding stock options related to the 2021 Incentive Award Plan (See note 20).

ii.847,143 restricted stock units related to the 2021 Incentive Award Plan and the Amended and Restated 2021 Incentive Award Plan (see note 20), whereof 249,746 restricted stock units relates to the 2021 Incentive Award Plan and 597,397 restricted stock units relates to the Amended and Restated 2021 Incentive Award Plan.

iii.107,074 outstanding stock options related to the Amended and Restated 2021 Incentive Award Plan (See note 20).

24.Subsequent events

Subsequent to the end of the reporting period, the Group launched a public offering of 5,831,028 ADSs on January 18, 2023, each representing one common share of the Company (the “ADSs”), consisting of 4,250,000 ADSs offered by the Company and 1,581,028 ADSs offered by certain selling shareholders of the Company (the “Selling Shareholders”). In addition, the Company granted the underwriters a 30-day option to purchase up to 874,654 additional ADSs. The Company will not receive any proceeds from the sale of the ADSs by the Selling Shareholders. The offering closed on January 23, 2023 with respect to the initial 4,250,000 ADSs offered by the company and 1,581,028 ADSs/shares offered by the selling stockholders. The option granted to the underwriters closed February 13, 2023 with a total of 760,253 ADSs offered by the company pursuant to the                                                                                                                                                                  time period. Total proceeds from the share issue after deducting the underwriting discounts, but before deducting other public offering costs is $95,195 thousand.