Form 20-F
period 2023-12-31
Olink Holding AB (publ)
filed 2024-03-25
CIK 1835539

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For
the fiscal year ended December 31, 2023 OR
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

Salagatan 16F SE-75330
Uppsala, Sweden Tel: +46 (0) 18 - 444 39 70
(Address of principal executive offices)

With copies to:

Olink Proteomics Inc.
130 Turner St. Building 2, Suite 230
Waltham, MA '02453, USA Tel: (617) 393-3933
Attn: Linda Ramirez-Eaves, General Counsel

Oskar Hjelm, Chief Financial Officer, +46 (0) 18 – 444-3972, oskar.hjelm@olink.com, Salagatan 16A
SE-753 30
Uppsala, Sweden

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person) Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing one common share, quota value SEK 2.431906612623020 per share	OLK	The Nasdaq Global Market
Common Shares, quota value SEK 2.431906612623020 per share*		The Nasdaq Global Market*
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

As of December 31, 2023, 124,342,715 common shares were outstanding, including common shares represented by American Depositary Shares.

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

☒ Large accelerated filer	☐Accelerated filer	☐Non-accelerated filer
☐Emerging growth company

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
7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

/3

/4

Special note regarding forward-looking statements

This Annual Report contains express or implied "forward-looking statements," as defined under the Private Securities Litigation Reform Act of 1995, that involve substantial risks and uncertainties. In some cases, you can identify forward- looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” "seek," “plan,” "outlook," “objective,” “anticipate,” “believe,” “estimate,” “predict,” "project," “potential,” “continue,” "currently," “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. You should not place undue reliance on these statements because they involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this Annual Report are based on our management’s beliefs and assumptions and are based upon information currently available to our management as of the date of this Annual Report and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. We undertake no obligation to publicly update or revise any forward-looking statements as a result of new information, future events or otherwise. The forward-looking statements contained in this Annual Report should be read in conjunction with, and are subject to and qualified by, the risks described in the "Risk Factors" section of this Annual Report, and in the company's other filings with the SEC. Forward-looking statements contained in this Annual Report include, but are not limited to, information about:
•the proposed acquisition and tender offer of Olink by Thermo Fisher (the “Offer”);
•the ability of the parties to satisfy the closing conditions of the Offer on a timely basis, if at all;
•the possibility of regulatory approvals required for the Offer not being timely obtained, if obtained at all, or being obtained subject to conditions;
•uncertainties as to how many of Olink’s shareholders will tender their shares in the offer;
•the possibility that competing offers will be made;
•the occurrence of events that may give rise to a right of one or both of Thermo Fisher and Olink to terminate the Purchase Agreement;
•negative effects of the announcement of the Offer on the market price of Olink’s common stock;
•prior to the completion of the Offer, Olink’s business experiencing disruptions due to uncertainty or other factors related to the Offer making it more difficult to maintain relationships with employees, customers, licensees, other business partners or governmental entities;
•difficulty retaining key employees;
•the outcome of any legal proceedings related to the Offer;
•the parties being unable to successfully implement integration strategies or to achieve expected synergies and operating efficiencies within the expected timeframe for completing the Offer;
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

/5

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
•the impact of local, regional, and national and international economic conditions and events, including among others, rising inflation, currency exchange rates, the ongoing military conflict between Russia and Ukraine, and between Israel and Hamas, a militia and political group operating in the Gaza Strip, and developments in China;
•our ability to maintain an effective system of internal control over financial reporting and our ability to remediate any identified material weaknesses in our internal controls; and
•any lingering impacts from the COVID-19 pandemic on our business.

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

The conditions under the Purchase Agreement to our consummation of the Offer may not be satisfied at all or in the anticipated timeframe.

On October 17, 2023, the Company entered into a Purchase Agreement (the “Purchase Agreement”) with Thermo Fisher Scientific Inc., a Delaware corporation (“Thermo Fisher” or “Buyer”). Under the terms of the Purchase Agreement, the consummation of the Offer is subject to customary conditions. Satisfaction of certain of the conditions is not within our control, and difficulties in otherwise satisfying the conditions may prevent, delay or otherwise materially adversely affect the consummation of the Offer. It also is possible that an event, occurrence, revelation or development of a state of circumstances or facts since the date of the Purchase Agreement may have or reasonably be expected to have a material adverse effect (as defined in the Purchase Agreement) on the Company, the non-occurrence of which is a condition to the consummation of the Offer. We cannot predict with certainty whether and when any of the required conditions will be satisfied. If the Offer does not

/6

receive, or timely receive, the required regulatory approvals and clearances, or if another event occurs delaying or preventing the Offer, such delay or failure to complete the Offer may create uncertainty or otherwise have negative consequences that may materially and adversely affect our sales, financial condition and results of operations, as well as the price per share for our common stock.

While the Offer is pending, we are subject to business uncertainties and contractual restrictions that could disrupt our business.

Whether or not the Offer is consummated, the Offer may disrupt our current plans and operations, which could have an adverse effect on our business and financial results. The pendency of the Offer may also divert management’s attention and our resources from ongoing business and operations and our employees and other key personnel may have uncertainties about the effect of the pending Offer, and the uncertainties may impact our ability to retain, recruit and hire key personnel while the Offer is pending or if it fails to close. We may incur unexpected costs, charges or expenses resulting from the Offer.

The preparations for integration between Thermo Fisher and the Company have placed, and we expect will continue to place, a significant burden on many of our personnel and on our internal resources. If, despite our efforts, key personnel depart because of these uncertainties and burdens, or because they do not wish to remain with the combined company, our business and results of operations may be adversely affected. In addition, whether or not the Offer is consummated, while it is pending we will continue to incur costs, fees, expenses and charges related to the Offer, which may materially and adversely affect our financial condition and results of operations.

In addition, while the Purchase Agreement generally requires the Company to operate its business in the ordinary course of business consistent with past practice pending consummation of the Offer, it also restricts us from taking certain actions with respect to our business and financial affairs without Thermo Fisher’s consent. Such restrictions will be in place until either the Offer is consummated or the Purchase Agreement is terminated. For these and other reasons, the pendency of the Offer could adversely affect our business and results of operations.

In the event that the Offer is not consummated, the trading price of our common stock and our future business and results of operations may be negatively affected.

The conditions to the consummation of the Offer may not be satisfied as noted above. If the Offer is not consummated, we would remain liable for significant transaction costs, and the focus of our management would have been diverted from seeking other potential strategic opportunities, in each case without realizing any benefits of the Offer. For these and other reasons, not consummating the Offer could adversely affect our business and results of operations. Furthermore, if we do not consummate the Offer, the price of our common stock may decline significantly from the current market price, which we believe reflects a market assumption that the Offer will be consummated. Certain costs associated with the Offer have already been incurred or may be payable even if the Offer is not consummated. Further, a failed Offer may result in negative publicity and a negative impression of us in the investment community. Finally, any disruptions to our business resulting from the announcement and pendency of the Offer, including any adverse changes in our relationships with our customers, vendors and employees or recruiting and retention efforts, could continue or accelerate in the event of a failed acquisition.

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

We are substantially dependent on the success of scaling our distributed kits model through Explore, Target, Flex and Olink Signature. If we are unable to successfully roll out and scale this business model, our business will be materially harmed.

/7

To date, we have invested significant efforts and financial resources in the development of our Explore product line offering to enable a scalable distributed kits model, which we began delivering to early access customers in 2020 followed by a full commercial launch in March 2021, and the Olink Signature platform, which we started shipping to customers in the fall of 2021. Our near-term prospects, including our continued ability to finance our operations and generate revenue, will depend substantially on the successful performance of our Explore and Target kits sales, as well as adoption of our Olink Signature platform. During 2022 our Target kit offering was expanded through the introduction of Olink Flex, which we started shipping to customers late 2022, and during 2023 our Explore Kit was expanded through the introduction of Olink Explore HT, which we started shipping to customers mid 2023. The commercial success of our distributed kits will depend on a number of factors, including:

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

/8

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

/9

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

/10

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

/11

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

/12

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

We primarily observed disruptions in the customer end of the supply chain, with our customers’ labs operating at reduced capacity for extended parts of 2020 and 2021, and during 2021 and 2022 we primarily observed continued disruptions in our supply chain related to standard lab consumables. COVID-19 adversely impacted our growth rate for 2020 and 2021, in particular as customers have had issues accessing their labs. We have not seen any material cancellations in our pipeline; however, there have been delays with projects being pushed into the future. We are continuing to closely monitor how the pandemic and related response measures are affecting our business. Our production and manufacturing facilities are located in Uppsala, Sweden; Umeå, Sweden, and Waltham, Massachusetts, and we have noted a continued increase in delivery times for certain components throughout our supply chain. There is a risk that we could experience continued disruption on the supply side beyond the end of the pandemic. The recovery of revenue we have seen compared with previous levels reflects the underlying factors affecting demand, including the easing of lockdown restrictions and the partial or full reopening of academic and biopharmaceutical research laboratories around the world. As of December 31, 2023, we concluded that there was no evidence of material changes in the recovery risk of business assets, including deferred tax assets and trade receivables. In light of the total duration of the risk factor and that COVID-19 is still widespread and if a new variant flares up, and the government restrictions may reappear, we continue to follow this closely.

The countries and territories in which our products are developed, made, manufactured, distributed or sold vary in their stages of restrictions to address the COVID-19 pandemic. Certain jurisdictions re-opened only to return to restrictions in the face of increases in COVID-19 cases and new variants. There is still considerable uncertainty regarding how the effects of the pandemic, including any future health and safety measures that was implemented in response to the pandemic, may continue to affect our business, including whether they will result in further changes in demand for our products further increases in operating costs (whether as a result of changes to our supply chain or increases in employee costs, operating costs or otherwise); further impact our ability to perform research and development, manufacturing, and shipping of our products how they will further impact our supply chain and whether they will result in further reduced availability of air or other commercial transport, port closures or border restrictions, each or all of which can impact our ability to make, manufacture, distribute and sell our products. In addition, measures that impact our ability to access our facilities may continue to impact the availability of our employees, some of whom are not able to perform their job functions remotely. If a significant percentage of our or our business partners’ workforce is unable to work (including because of illness, facility closures, quarantine, curfews, shelter in place orders, travel restrictions, social distancing requirements or other governmental restrictions or voluntarily adopted practices), our operations will be negatively impacted. Any sustained interruption in our or our business partners’ operations, research and development, distribution network or supply chain or any significant continuous shortage of raw materials or other supplies as a result of these measures, restrictions or disruptions, including as a result of increased demand for certain products, can impair our ability to develop, make, manufacture, distribute or sell our products.

Compliance with governmental measures imposed in response to COVID-19 has caused and may continue to cause us to incur additional costs, and any failure to comply with such measures could subject us to restrictions on our business operations, fines and other penalties, which preferable can affect our business negatively. In addition, the increase in certain of our employees working remotely has increased certain risks to our business, including increased demand on our information technology resources and systems, increased phishing and other malicious activity as cybercriminals seek to exploit the uncertainty surrounding the pandemic and its lingering impacts and an increase in the number of points of potential exposure, such as laptops and mobile devices, to be secured, and any failure to effectively manage these risks, including to timely identify and appropriately respond to any security incidents, could continue to adversely affect our business.

/13

Even as governmental restrictions have been lifted and economies re-opened, the ongoing economic impacts and health concerns associated with the pandemic may continue to affect customer behavior. In addition, changes in customer purchasing patterns may increase demand for our products in one quarter, resulting in decreased customer demand for our products in subsequent quarters. Additionally the pandemic created volatility in the global capital and credit markets which also hereafter could impair our ability to access these markets on terms commercially acceptable to us, or at all, and execute our growth strategies. While we have developed and implemented and continue to develop and implement health and safety protocols, business continuity plans and crisis management protocols in an effort to try to mitigate that any lingering negative impacts of the pandemic on our employees and our business, there can be no assurance that we will be successful in our efforts or that such efforts may not have detrimental unintended consequences, and as a result, our business, financial condition and results of operations and the price of our common shares and ADSs may continue to be adversely affected.

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

Antibodies are a key component of our products. The Scientific Advisory Committee (ESAC) of the European Union Reference Laboratory for alternatives to animal testing (EURL ECVAM) published a recommendation in May 2020 on non- animal derived antibodies which, in summary, stated that animals should no longer be used for the development and production of antibodies for research, regulatory, diagnostic and therapeutic applications and that countries in the European Union should no longer authorize the development and production of antibodies through animal immunization, where robust, legitimate scientific justification is lacking. The recommendation is based on the principle from European Union Directive 2010/63 on the protection of animals used for scientific purposes, that European Union Member States should ensure that, wherever possible, a scientifically satisfactory method or testing strategy not entailing the use of live animals should be used over any procedure that may be harmful to animals. The ESAC recommendation suggests that non-animal derived antibodies

/14

are equivalent to animal-derived antibodies for the vast majority of applications and encourages manufacturers and suppliers to replace animal-derived antibodies available in their catalogues with non-animal-derived affinity reagents. While the ESAC recommendation is not legally-binding, and its principles are yet to be enacted in legislation, it does suggest a policy move away from the use of animal immunization for developing and producing antibodies in the European Union and, in particular, that European Union Member States may need to adapt their national regulations on antibody development and production to ensure compliance with Directive 2010/63. This may result in stricter regulation in the future which could have an adverse impact on our operations and antibody suppliers. Regulation (EU)2019/1010 introduced a new level of transparency to help progress towards eventually replacing animal use in science. The amendments have been incorporated in the consolidated text of the Directive 2010/63.

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

/15

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

We currently have a library more than 5,400 protein biomarker targets, of which 1,100 are incorporated in the Target product line and all 5,400 are incorporated in Explore as of the second quarter 2023. We plan to grow our library as far as determined from a commercial and scientific perspective over time. We continue to plan to make our Explore line widely available as distributed kit products and to continue the roll out of our own qPCR readout platform, Olink Signature Q100. In addition, we plan to utilize our cloud platform, Olink Insight, and work together with KOLs and our customers to make proteomics big data easy, accessible and actionable, which in turn requires open access, transparent and high-quality protein biomarker data. We also plan to invest in our sales and marketing infrastructure to grow our customer base and sell more products and services to existing customers. We expect to incur significant expenses to advance these development efforts, but they may not be successful. Even if we are ultimately successful in these efforts, our gross margins may suffer as we invest in advance of potential revenue growth.

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

/16

without any return on our investment. If we are unsuccessful in developing additional products, services or software, our potential for growth may be impaired.

Our future capital needs are uncertain and we may need to raise additional funds in the future.

We believe that our existing cash at bank and in hand as of December 31, 2023, together with our cash generated from commercial sales, will enable us to fund our operating expenses and capital expenditure requirements for at least the next 12 months. However, we may need to raise substantial additional capital to:

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

/17

Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties, could adversely affect the Company’s current and projected business operations and its financial condition and results of operations.

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank (“SVB”) was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation (“FDIC”) as receiver. Similarly, on March 12, 2023, Signature Bank and Silvergate Capital Corp. were each swept into receivership. Although we are not a borrower or party to any such instruments with any financial institution currently in receivership, if any financial institution with whom we bank or borrow money were to be placed into receivership, we may be unable to access such funds. In addition, if any of our customers, suppliers or other parties with whom we conduct business are unable to access funds from a financial institution placed into receivership, such parties’ ability to pay or perform their obligations or to enter into new commercial arrangements requiring additional payments to us could be adversely affected.

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

/18

We recorded revenue of $169.6 million and $139.8 million; and recognized net losses of $31.6 million and $12.9 million during the year ended December 31, 2023, and December 31, 2022, respectively. We might continue to incur losses in the future as we plan to invest significant additional funds toward expansion of our commercial organization and the development of our technology. In addition, as a public company, we will incur significant legal, accounting, and other expenses that we did not incur as a private company. These increased expenses will make it harder for us to sustain future profitability. We may incur losses in the future for a number of reasons, many of which are beyond our control, including the other risks described in this “Risk Factors” section, the market acceptance of our new products, future product development and our market penetration and margins. Our failure to become profitable would depress the value of our common shares and ADSs and could impair our ability to raise capital, expand our business, maintain our research and development efforts or continue our operations. A decline in the value of our common shares or ADSs could also cause you to lose all or part of your investment.

/19

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

•the success of our recently introduced products, including our Explore, Target, Focus and Insight product lines, and the introduction of our own qPCR readout platform, Olink Signature Q100, or others in our industry. The latest addition to Explore offering, Explore HT, was launched mid 2023.

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

/20

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

/21

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

Goodwill and certain intangible assets with indefinite lives are tested for impairment annually, or upon the identification of any impairment indicators. As of December 31, 2023, goodwill and intangible assets with indefinite lives represented approximately 35% of our total assets. In the future, if we determine that there has been impairment, our net profit or net loss for the relevant period would be reduced by the amount of the impairment, net of tax effects, if any.

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

/22

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

/23

For example, we depend on a single-source supplier for antibodies used for some of our products. We also depend on single source suppliers for instrumentation used for our products. Lead times for some of these antibodies and instruments can be several months or more and could be exacerbated due to the COVID-19 pandemic. In the event that demand increases, a manufacturing ‘lot’ does not meet our specifications or we fail to forecast and place purchase orders sufficiently in advance, this could result in a material shortage. Some of the antibodies and both of the platforms are proprietary to these suppliers, thereby making second sourcing and development of a replacement difficult. Furthermore, these suppliers have intellectual property rights that could prevent us from sourcing such antibodies and instruments from other suppliers. These suppliers could choose to create products that directly compete with our products and end our current supplier-customer relationships. If antibodies or instruments become unavailable from our current suppliers and we are unable to find acceptable substitutes for these suppliers, we may be required to produce them internally or change our product designs.

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

/24

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

We rely on patent protection as well as trademark, copyright, trade secret and other intellectual property rights protection and contractual restrictions to protect our proprietary technologies, all of which provide limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. As of December 31, 2023, worldwide we owned or in-licensed 44 issued or allowed patents across ten patent families (of which 22 patents are national validations of granted European patents, corresponding to six granted European patents each validated in three or four European countries) and 47 pending patent applications across nine patent families (of which four applications are still in the priority year). Although we keep other aspects of our proprietary technologies as trade secrets, we cannot assure investors that we will keep our competitive advantage against third parties after the expiration of these patent families. We continue to file new patent applications to attempt to obtain further legal protection of the full range of our technologies. If we fail to protect our intellectual property, third parties may be able to compete more effectively against us and we may incur substantial litigation costs in our attempts to recover or restrict the use of our intellectual property.

Our success depends in part on obtaining patent protection for our products and services, preserving trade secrets, patents, copyrights and trademarks, operating without infringing the proprietary rights of third parties and acquiring licenses for technology or products. We may exercise our business judgment and choose to relinquish rights in trade secrets by filing applications that disclose and describe our inventions and certain trade secrets when we seek patent protection for certain of our products and technology. We cannot assure investors that any of our currently pending or future patent applications will result in issued patents and we cannot predict how long it will take for such patents to be issued. Further, we regularly file patent applications on certain aspects of our products and technologies in a single nation (e.g. United Kingdom) or region (e.g. the European Patent Office) in order to obtain a priority date for these aspects of our products and technologies. Such national or regional patent applications are not eligible to become an issued patent outside of the respective nation or region until, among other things, we file an international patent application or other foreign applications within 12 months of the filing date of the earlier patent application. Such applications may not become issued patents for a variety of reasons, including our failure to file international applications or other foreign applications within the permitted timeframe or a decision that doing so no longer makes business or financial sense. Publications of discoveries in scientific literature often lag behind the actual discoveries and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing or in some cases not at all. Therefore, we cannot know with certainty whether we were the first to make the inventions claimed in our owned or licensed patents or pending patent applications, or that we were the first to file for patent protection of such inventions. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain, despite the importance of seeking patent protection in our industry. Our pending and future patent applications may not result in patents being issued that protect our product candidates, in whole or in part, or which effectively prevent others from commercializing competitive product candidates. Even if our patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent our patents by developing similar or alternative product candidates in a non-infringing manner.

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

/25

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

/26

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

/27

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

/28

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

/29

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

/30

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

/31

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

We will continue to expand our workforce and commercial infrastructure to support anticipated growth and scaling up in demand for our products and services. If we are unable to support fluctuations in the demand for our products and services, including ensuring that we have adequate capacity to meet increased demand, our business could suffer. As of December 31, 2023, we had 707 full-time employees and we will continue to invest and expand our organization as needed to support our growth potential and strategy. We also may expand the scope of our operations as we continue to develop our products and services. As we and our collaborators commercialize additional products and services, we may need to incorporate new equipment, implement new technology systems and laboratory processes and hire new personnel with different qualifications. Failure to manage this growth or transition could result in turnaround time delays, higher service costs, declining service quality, deteriorating customer service and slower responses to competitive challenges. A failure in any one of these areas could make it difficult for us to meet market expectations for our products and services and could damage our reputation and the prospects for our business. Furthermore, the decline in the supply of labor as a result of the impacts of COVID-19 pandemic as well as the current surge in demand for labor and rising labor wages have created labor shortages and higher labor costs. These factors may increase our costs and negatively impact our ability to attract and retain qualified employees.

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

/32

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

/33

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

The GDPR also imposes strict rules on the transfer of personal data outside of the EEA to countries that do not ensure an adequate level of protection, like the United States (so-called “third countries”). These transfers are prohibited unless an appropriate safeguard specified by the GDPR is implemented, such as the Standard Contractual Clauses (SCCs) approved by the European Commission, or a derogation applies. The Court of Justice of the European Union (CJEU) confirmed in its judgment in the "Schrems II" case (Case C‑311/18) in July 2020 that the SCCs remain a valid mechanism for transfers of personal data to third countries. However, the CJEU also ruled that transfers made pursuant to the SCCs and other alternative transfer mechanisms need to be analyzed on a case-by-case basis to ensure EU standards of data protection are met in the jurisdiction where the data importer is based, and there continue to be concerns about whether the SCCs and other mechanisms will face additional challenges. European regulators have issued recent guidance following the CJEU case that imposes significant new diligence requirements on transferring data outside the EEA, including under an approved transfer mechanism. This guidance requires an “essential equivalency” assessment of the laws of the destination country. If essentially equivalent protections are not available in the destination country, the exporting entity must then assess if supplemental measures can be put in place that, in combination with the chosen transfer mechanism, would address the

/34

deficiency in the laws and ensure that essentially equivalent protection can be given to the data. Complying with this guidance will be expensive and time consuming and may, in the worst case scenario, ultimately prevent us from transferring personal data outside the EEA, which would cause significant business disruption. Like many other businesses, until the legal uncertainties regarding how to legally continue transfers pursuant to the SCCs and other mechanisms are settled, we will continue to face uncertainty as to whether our efforts to comply with our obligations under the GDPR will be sufficient. This and other future developments regarding the flow of data across borders could increase the complexity of transferring personal data across borders in some markets and may lead to governmental enforcement actions, litigation, fines and penalties or adverse publicity, which could have an adverse effect on our reputation and business. That said, as far as transfers of personal data from the EU to the US are concerned, on 10 July 2023, the EU and US announced that they had reached an agreement in principle on a new deal to allow personal data to transfer from the EEA to the US to try and resolve the uncertainty created by the above decision (known as the EU-US Data Privacy Framework, or the "DPF") and to replace the previous EU-US Privacy Shield framework which was invalidated in the "Schrems II" case. Companies participating in the DPF may rely on this framework to receive personal data from the EU/EEA. The US is now subject to an adequacy decision from the European Commission which is now in place. Similar to the EU-US Privacy Shield, the DPF has already been challenged. The challenge is still in its very early stages and the result and potential effects of the challenge is yet unclear. Even if this particular challenge is unsuccessful, it is likely that the DPF will be subject to legal review, with the ultimate risk consisting of the invalidation of the DPF as an EU-US transfer tool.

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

Further, the United Kingdom’s vote in favor of exiting the European Union, often referred to as Brexit, and ongoing developments in the United Kingdom means that the EU GDPR regime no longer applies in the United Kingdom, though the substantive law remains very similar. Following the United Kingdom’s withdrawal from the European Union on January 31, 2020, pursuant to the transitional arrangements agreed to between the United Kingdom and European Union, the GDPR continued to have effect in United Kingdom law and continued to do so until December 31, 2020, as if the United Kingdom remained a Member State of the European Union for such purposes. Following December 31, 2020, and the expiry of those transitional arrangements, the data protection obligations of the GDPR continue to apply to United Kingdom-related processing of personal data in substantially unvaried form under the so-called “UK GDPR” (i.e., the GDPR as it continues to form part of law in the United Kingdom by virtue of section 3 of the European Union (Withdrawal) Act 2018, as amended (including by the various Data Protection, Privacy and Electronic Communications (Amendments etc.) (EU Exit) Regulations)). However, going forward, there will be increasing scope for divergence in application, interpretation and enforcement of data protection law as between the United Kingdom and EEA. The government in the United Kingdom has in fact recently proposed a new data protection law (the Data Protection and Digital Information Bill, or "DPDI Bill"); the DPDI Bill is currently some way from being finalized but would, if adopted, make various changes to the existing data protection framework in the United Kingdom, although many aspects of the current data protection regime are likely to remain substantially similar.

Furthermore, the relationship between the United Kingdom and the EEA in relation to certain aspects of data protection law remains somewhat uncertain. For example, with respect to transfers of personal data from the EEA to the United Kingdom, the United Kingdom received an adequacy decision from the EU Commission on 28 June 2021 confirming that, for the time being, the United Kingdom is considered to provide a level of protection for personal data equivalent to that which exists within the EU. This means that, for the moment, transfers of personal data from the EEA to the United Kingdom may continue without any need for additional safeguards (such as EU standard contractual clauses). Importantly, the current adequacy decision for the United Kingdom contains a "sunset clause" which means that it will expire on 27 June 2025, unless the EU Commission decides to renew it at that stage. The current adequacy decision also contains various ongoing monitoring mechanisms, which allow the EU Commission to keep the position under review in the event that there are any future changes to data protection law in the United Kingdom which materially reduce the level of protection provided for personal data. For the time being, however, transfers of personal data from the EEA to the United Kingdom can continue on the basis of the current adequacy decision for the United Kingdom, and no additional safeguards are required. The United Kingdom has also similarly recognized the EEA states as adequate for the purposes of the UK GDPR (under "adequacy regulations", which

/35

are the United Kingdom's equivalent of EU adequacy decisions under the GDPR), meaning that personal data can currently be transferred from the United Kingdom to the EEA without any need for UK standard contractual clauses or other safeguards. Transfers from the UK to the US are also subject to partial UK finding of adequacy provided that the data transferred is covered by what is known as the UK Extension to the new EU-US DPF.

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

As a company incorporated and based in Sweden, our business is subject to risks associated with conducting business in Sweden, the European Union, the United States and internationally. Accordingly, our future results could be harmed by a variety of factors, including:

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

•changes in non-U.S. currency exchange rates of the SEK, GBP, JPY, CNY, SGD and EUR and currency controls;

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

/36

•production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

•business interruptions resulting from geo-political actions, including war, such as the ongoing military conflict between Russia and Ukraine and between Israel and Hamas, and terrorism, or natural disasters including earthquakes, typhoons, floods and fires.

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

/37

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

/38

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

/39

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

/40

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

/41

Because we are a “controlled company” within the meaning of Nasdaq listing standards, our shareholders may not have certain governance protections that are available to shareholders of companies that are not controlled companies, which could make the ADSs less attractive to some investors.

Under Nasdaq rules, a company in which more than 50% of the voting power for the election of directors of the company is held by an individual, a group or another company will qualify as a “controlled company”. As of December 31, 2023, Knilo InvestCo AS, which is owned by several funds controlled by Summa Equity AB, owned directly or indirectly 77,284,718 of our common shares, which represents approximately 62% of our common shares outstanding. As a result, we are and will continue to be a “controlled company” under Nasdaq rules and will not be required to comply with certain Nasdaq rules that would otherwise require it to have: (i) a board of directors comprised of a majority of independent directors; (ii) compensation of its executive officers determined by a majority of the independent directors or a remuneration committee comprised solely of independent directors; and (iii) director nominees selected, or recommended for the board’s selection, either by a majority of the independent directors or a nominating committee comprised solely of independent directors.

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

Knilo InvestCo AS may have its interest in us diluted due to future equity issuances or its own actions in selling common shares, in each case, which could result in a loss of the “controlled company” exemption under Nasdaq rules. We would then be required to comply with those provisions of Nasdaq rules, subject to our election to comply with home country governance practices, as discussed below.

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

/42

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

A separate determination must be made after the close of each taxable year as to whether we are a PFIC for that year. Our status as a PFIC depends on the value of our assets and the composition of our income and assets. The total value of our assets for purposes of the asset test generally will be calculated using the market price of the ADSs, which may fluctuate considerably. Fluctuations in the market price of the ADSs may result in our being a PFIC for any taxable year. Our income for a taxable year will be affected by whether we receive certain milestone payments in such year, and whether certain gains from foreign currency exchanges are treated as qualifying income for purposes of the PFIC income test. Based upon the value of our assets and the composition of our income and assets, we do not believe we were a PFIC for the taxable year ended December 31, 2023 and, based on the current and expected composition of our income and assets and the value of our assets, we do not expect to be a PFIC for our current taxable year. However, no assurances regarding our PFIC status can be provided for the current taxable year or any past or future taxable years. For further discussion of the U.S. federal income tax consequences in the event we are classified as a PFIC, see "Item 10. Additional Information - Taxation - Material U.S. Federal Income Tax Considerations for U.S. Holders - PFIC Rules.”

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

/43

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

/44

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

/45

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

Pursuant to Section 404 of the Sarbanes-Oxley Act, we will be required to furnish a report by our board of directors on our internal control over financial reporting. However, since we no longer qualify as an emerging growth company as of 31 December 2023, we are to comply with Section 404 of the Sarbanes-Oxley Act, we continue to be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and continue to implement a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude that our internal control over financial reporting is effective as required by Section 404 of the Sarbanes-Oxley Act and that material weaknesses may occur as described above.

/46

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

On October 17, 2023, Thermo Fisher Scientific Inc. (NYSE: TMO) (“Thermo Fisher”) and Olink Holding AB (publ) (the Company) announced that their respective boards of directors have approved Thermo Fisher’s proposal to acquire the Company for $26.00 per common share in cash, representing $26.00 per American Depositary Share (ADS) in cash. On October 31, 2023, Thermo Fisher commenced a tender offer to acquire all of the outstanding common shares of the Company and all of the American Depositary Shares. The transaction, which is expected to be completed by mid-2024, is subject to customary closing conditions, including receipt of applicable regulatory approvals, and completion of the tender offer. As part of the transaction, Summa Equity AB, the Company's largest shareholder and additional shareholders and management, in aggregate holding more than 62% of the Company’s common shares, entered into support agreements agreeing to tender into the tender offer. Thermo Fisher expects to fund the acquisition using cash on hand and debt financing. Upon completion, the Company will cease being traded on Nasdaq, will become part of Thermo Fisher’s Life Sciences Solutions segment and will cease being a public reporting company.

We have twelve wholly owned subsidiaries - Olink Finance AB (f/k/a Knilo BidCo AB; Goldcup 18087 AB), a private limited company formed under the laws of Sweden in 2018, Olink OldCo AB (f/k/a Olink Proteomics Holding AB), a private limited company formed under the laws of Sweden in 2016, Olink Proteomics AB, a private limited company formed under the laws of Sweden in 2015, Agrisera Aktiebolag, a private limited company formed under the laws of Sweden in 1985, Olink KK, a company formed under the laws of Japan in 2019, Olink Biotech (Shanghai) Co., Ltd, a company formed under the laws of China in 2020, Olink Proteomics Inc., a Delaware corporation founded in 2015, Olink Proteomics Limited, a private company limited by shares formed under the laws of England and Wales in 2015, Olink Proteomics B.V., a private company formed under the laws of the Netherlands in 2016, Olink Proteomics GmbH, a limited liability company formed under the laws of Germany in 2018, Olink Proteomics SAS a private company formed under the laws of France in 2022 and Olink Proteomics SG Pte. Ltd a private company formed under the laws of Singapore in 2023.

Our registered office is located at Salagatan 16F, SE-753 30, Uppsala, Sweden, and our telephone number is +46
(0) 18 - 444 39 70. Our website address is www.olink.com. We have included our website address in this Annual Report solely as an inactive textual reference. The information contained on or accessible through our website is not incorporated by reference into this Annual Report. Additionally, the SEC maintains a website at www.sec.gov that contains reports and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. Our filings made with the SEC are available on the SEC’s website.

B.Business Overview

Our purpose is to enable and accelerate the field of proteomics by providing a platform of products and services, that are deployed across major biopharmaceutical companies and leading clinical and academic institutions, to deepen the understanding of real-time human biology and drive 21st century healthcare through actionable and impactful science. Since our inception, we have served a customer base of more than 1,059 customer accounts in over 40 countries worldwide. We support three-quarters of the world’s 50 largest pharmaceutical companies (based on 2022 R&D spend), and many leading academic institutions. Many of these customers have carefully vetted and validated our technology before adopting Olink as part of their drug development programs. Our platform has been significantly validated, as evidenced by use of our products in studies that have been published in more than 1,600 peer-reviewed publications. We support our customers in understanding real-time human biology through proteomics by providing clarity on mechanistic biology and pathways that drive disease; by identifying novel and causal drug targets, which guides candidate drug development; by revealing predictive biomarkers for drug response, disease risk and outcomes, which identifies which patients have the potential to benefit the most from new therapies and treatments; and by detecting and characterizing indicators of disease and health to manage patient wellness more proactively. Our products and services play a role in decoding the biology of almost all disease areas and are used most frequently in immunology, oncology, neurology, cardiovascular and metabolic diseases.

Our current offerings are based on our proprietary and patented Proximity Extension Assay (PEA) technology, which enables researchers to use one platform from discovery to clinical applications utilizing a significant, established infrastructure of labs and installed instrumentation. PEA comprises three product lines: Explore, Target, and Focus,

/47

including our Signature instrument for gPCR read-out, each of which allows scientists to detect and quantify protein biomarker targets. Our library of protein biomarker targets is focused on circulating proteins with clinical utility, and we believe that it is among the world’s largest extensively validated protein libraries. To achieve a consistently high assay performance that does not compromise data quality of each protein biomarker target in our protein library, we have developed our own comprehensive validation framework with regulatory processes in mind, covering relevant, critical performance criteria such as specificity, sensitivity, dynamic range and precision. Our scalable high-throughput platform is differentiated from that of our competitors, as it is well-suited for a broad range of studies, from small to large scale, offering validated single-plex performance in a high-multiplex assay, designed to provide consistently high-quality data and address our customers’ needs across a broad range of applications. Hence, we believe the PEA platform is well positioned to support customers in the emerging high- throughput, high-plex proteomics use-cases and our customers utilize our platform for a variety of needs, from protein biomarker discovery in high-multiplex to clinical decision making. The first diagnostic protein signature for monitoring disease progression in Multiple Sclerosis (MS) based on PEA is being made available by Octave Bioscience in the diagnostics market. Test access is being offered as a service through their Clinical Laboratory Improvement Amendments (CLIA) certified lab based on custom developed kit products delivered by Olink. While our revenues and growth have historically been driven by the research market, we expect diagnostic applications of our platform will drive significant long- term growth.

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
Twenty-first century healthcare, precision medicine, or personalized medicine, is an emerging practice of medicine that uses an individual’s molecular phenotype profile to guide and inform diagnostic decisions and to improve prediction of disease outcome and risk, leading to better informed decisions regarding disease prevention and therapeutic interventions for each individual, with the goal to provide the right treatment to the right patient at the right time. Precision medicine has the potential to enable clinicians to predict the most appropriate course of action quickly, efficiently, and accurately for individual patients, leading to improved outcomes for individual patients, as well as reduced costs and risks with shorter time to market for new drugs.

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

Circulating protein biomarkers in blood represent an easily accessible sample type that both the biopharmaceutical industry and healthcare systems use. There are well known biomarkers used in diagnostics today, such as C-reactive protein (CRP) and Prostate-specific antigen (PSA), that are clinically actionable in that they mirror the biological processes of inflammation or malignancies, respectively. However, the number of clinically established biomarkers remains small while at the same time our appreciation of the complexity of diseases is increasing. Traditional disease classifications are increasingly being challenged and different sub-groups of disease endotypes that require different treatment strategies are continuously identified as diseases are being more molecularly defined. Hence, we believe this means that the need for new circulating biomarkers has never been greater and will require the ability to sample the dynamic plasma proteome in sufficient depth, breadth and specificity since most likely patterns or signatures of multiple proteins will be required to properly reflect the complexity of disease.

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

/48

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

Our technology today incorporates a constantly growing library of highly validated protein biomarker targets of which our customers currently can access approximately 5,400 to detect and quantify in their samples. Our current library focuses on proteins detectable in plasma in order to provide clinically relevant, actionable and meaningful insights to our customers. 200 of our assays is incorporated into the Flex product library, 1,100 into the Target product line and approximately 5,400 is incorporated into the Explore product line. We plan to grow the library as far as commercially and scientifically relevant over time. Accordingly, we believe that as we grow our library in size and depth, we would be able to provide a holistic and high-resolution view of the plasma proteome encompassing the most relevant biological processes and pathways in the human body. In fact, when overlaying our library with the Reactome, a comprehensive database of biological pathways, our 5,400 protein biomarker targets, available in Explore, offer a complete coverage of all major pathways, such as the immune system or metabolism. We also believe that our PEA technology’s ability to provide this holistic, broad and deep, real-time view of human biology with high data quality and throughput will allow us to further differentiate ourselves from established and emerging high-multiplex proteomics technologies. Based on our platform’s broad capabilities we expect to continue increasing the size our antibody library over time, and also plan to include protein biomarker targets in our library that are not typically detectable in plasma. Our library expansion process includes consultations with KOLs and our customers and a rigorous curation process undertaken by our data scientists, who apply machine learning methods to identify and select the most biologically impactful and clinically relevant biomarkers.

/49

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

We estimate that our addressable market is $42 billion. This market can be broadly classified into research and diagnostics based on the applications of our products and the types of customers we serve. Currently, the main driver of demand for our products and services is the research community’s unmet need for methods to better facilitate prediction of drug response and disease risk and outcomes. We are able to support customers throughout their entire journey from discovery to clinical decision making on one technology platform and believe that we are well positioned to become the protein enabler of multi-omics, especially on NGS. The Total Addressable Market (TAM) estimates were developed by us with support from third party market research and management consulting firms.

•Research. We estimate the research opportunity, our core market today, is $23 billion and define this opportunity as the addressable protein biomarker discovery research spend by biopharmaceutical companies and academia, consisting of a high-plex segment and low and mid-plex segment. The high-plex segment is expected to evolve through large-scale screening projects, including the emerging field of population proteomics where researchers build on the genomics research from the past decade by adding proteins. The research opportunity is defined as the estimated technology spend in the life science tools market for genomics and proteomics technologies that we can address with our existing and anticipated products. Each technology segment (such as multiplex immunoassays, mass spectrometry or NGS) has been segmented based on region, customer segment and use- case (i.e. the purpose for using the technology) before determining the share of spend addressable by us. In June 2020, we launched Olink Explore as a service through our Analysis Service labs utilizing NGS readout for PEA. Starting in early 2021, we made Explore available as NGS-based kit products to existing and new customers who are end-users of the estimated installed base, now estimated to more than 8,900 addressable Illumina systems. NGS is a technology platform that we expect will continue its high-growth trajectory, and we estimate that the installed base of addressable Illumina systems will grow to more than 10,000 by 2027, driven by Illumina's continued innovations and new competition entering the field, which are expected to drive down the cost of sequencing, and new NGS applications such as PEA. We believe that multi-omics will be an important growth driver of the NGS-market as a whole and our ability to enable multi-omics including proteins on NGS will represent an especially attractive growth opportunity for us. The latest addition to the Explore product line is Explore HT launched mid 2023, with a substantially simplified workflow offering 4* higher throughput than it´s predecessor. The low- and mid-plex segment consists of more targeted protein biomarker discovery research extending through all phases of clinical studies. In 2022, we continued to improve our product offering and platform. In Q4 2022 we launched the Olink Flex offering, to complement our Target products in our mid-plex product portfolio. Olink Flex offers our customers the possibility to mix and match up 21 proteins, out of a library of approximately 200 validated assays focusing on inflammatory protein biomarker targets, in absolute quantification. In 2023, we added Target 48 Mouse Cytokine to our mid-plex offering to serve translational studies. The low sample volume required (1 ul) is unique on the market and is enabled through the PEA technology. We estimate that the number of addressable proteomics labs will exceed 6,000 by 2027. The ability to leverage existing instrumentation and infrastructure removes significant barriers to customer adoption, which we believe will translate into more rapid market penetration.

•Diagnostics. We estimate the diagnostics opportunity is $19 billion and define this market as selected, relevant diagnostic applications for in vitro diagnostics (IVD) and laboratory developed tests (LDT). The diagnostics opportunity is defined as the end-market value of the clinical diagnostics biomarker markets, including LDTs, that we can address with our existing or anticipated products. The market was segmented by the biomarkers or methodologies applied in diagnostics by disease area (such as cardiovascular diseases or laboratory immunoassays) before determining the share of spend addressable by us. Our goal is to enable biopharmaceutical companies and IVD and LDT providers by providing access to high-quality multiplexed proteomics diagnostics products that can be applied in diagnostic settings. We estimate that there are approximately 43,000 hospitals in the OECD countries which we believe would benefit from such novel

/50

diagnostics solutions in the future. The first diagnostic protein signature for monitoring and disease progression in Multiple Sclerosis (MS) based on PEA is being made available by Octave Bioscience.

•We have a successful history of developing molecular technologies based on commercializing pioneering academic research. We were founded in 2016, and in March 2019 we were acquired by Summa Equity AB, a Nordic private equity firm, which enabled the next step in our development. Since inception, more than 1,059 customer accounts in over 40 countries have utilized our products and services. A customer account is defined as one company (which is the case for the majority of our industry customers) or a department at a larger institution (which is often the case for larger universities where multiple customer accounts can exist). Further, since inception we have supported three-quarters of the world’s largest 50 pharmaceutical companies (valued by R&D spend), including 19 of the largest 20 and many leading academic institutions. We consider the majority of more than 1,000 customer accounts to be reoccurring customers, as they buy in regular intervals, even if not annually, and as an example, revenues from our customers obtained in 2016 represent approximately 23% of our revenues for the year ended December 31, 2023 and have grown at an average annual growth rate of 31% as of December 31, 2023 and 31% as of December 31, 2022. From 2020 to 2022, the average revenues from new customers represented approximately 18% share of total revenues. As of December 31, 2023, we had 707 employees, including a recently increased commercial team of 245 individuals and an R&D team of 82 individuals. The majority of our employees operate out of our Uppsala, Sweden headquarters. We also have secondary headquarters in Waltham, Massachusetts and a growing footprint across Singapore, China and Japan.

Figure 2. Evolution of Olink’s customer accounts served since inception.

Our customer-focused science and operational models have translated into robust performance, including growing our revenues to $169.6 million, 21.3% growth compared to the 2022 fiscal year; incurring a net loss of $31.6 million; and generating an adjusted EBITDA loss of $5.8 million for the year ended December 31, 2023. During 2022 and 2023, we

/51

increased our investment in human capital, which resulted in 166 new employees (net) in 2022 and 125 new employees (net) in 2023. We expect to continue to accelerate investment in human capital over the coming years.

Adjusted EBITDA is a measure not calculated in accordance with IFRS® Accounting Standards (IFRS). For more information regarding our use of adjusted EBITDA and reconciliations of adjusted EBITDA to operating loss, the most directly comparable financial measure calculated in accordance with IFRS Accounting standards, see "Item 5. Operating and Financial Review and Prospects - Non-IFRS Reconciliations " herein.

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

•We have an extensively validated and rapidly growing library of high-quality actionable protein biomarker targets. To date, we have developed a library of protein biomarker targets, of which 5,400+ are available in our Explore product, that we selected with input from KOLs and customers as well as published proteomics research. We focused initially on the most actionable and clinically relevant proteins accessible in the human plasma, which are thought to be associated with major disease areas. Our targets include low-abundant inflammation proteins, actively secreted proteins, organ-specific proteins leaked into circulation, drug targets (established and from ongoing clinical trials) and proteins detected in blood by mass spectrometry. Our platform incorporates robust analytical validation data that we publish on our website in an open-access format. We drive growth and optimization of our library through our internal antibody development capabilities. Our goal is to continue to invest heavily in scaling our library and we plan to increase the number of highly validated protein biomarker targets to grow as far as commercially and scientifically relevant over time.

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

•Our next-generation proteomics product, Explore, integrates with existing NGS workflows enabling accelerated adoption of the platform. We emphasize flexibility and usability across our platforms in order to drive accessibility and broad adoption. Explore, uses Illumina’s sequencing technology as a readout platform and has an installed base estimated to more than 8,900 systems to generate proteomic data. Whilst our technology is most commonly used on Illumina's systems today, we are agnostic in terms of NGS platform. By combining PEA

/52

with NGS, we hope to become the scaled proteomics enabler of multi-omic signatures that builds on genomics work from the past decade, while providing the research and clinical community with a seamless multi-omics solution to predict disease outcomes and drug response.

•Our purpose-built readout platform, Olink Signature Q100, has the potential to make PEA more accessible to customers through thousands of existing proteomics labs. We initially began using an existing qPCR readout platform provided by Standard Biotools (previously Fluidigm) for our Target and Focus products, both internally and in the many external labs we work with. To accelerate the adoption of this part of our portfolio, we developed Olink Signature Q100, a purpose-built qPCR readout instrument optimized for PEA, which was made commercially available in June of 2021. We believe that Olink Signature Q100 will drive an accelerated market adoption of PEA among the more than 4,800 addressable proteomics labs and adoption of our Target, Focus and Flex product lines.

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

•Aggressively grow our library of validated, high-quality and actionable protein biomarker targets and optimize our content. While our initial library has focused on what we believe to be the most clinically relevant and actionable proteins to maximize the impact we have on the field of proteomics and in 21st century healthcare, our goal is to develop a library that grow as far as commercially and scientifically relevant biomarker targets. We plan to continue developing the most relevant content based on biological interest and high-likelihood of clinical applicability in major disease areas, in conjunction with KOLs, and applying machine learning methods to the selection process. We are leveraging our in-house antibody development and increasingly utilizing recombinant antibodies and expanding their use in protein biomarker discovery. Our acquisition of Agrisera AB in 2020 has and will continue to allow us to rapidly increase the number of biomarker targets in our library through our own antibody development capabilities. In addition, we have included some commercially available antibodies from a number of select vendors to build out the library.

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

•Expand and deepen the Olink eco-system by leveraging Olink Insight, our cloud platform, to develop a unique proteomics data source together with our research community. We are pushing transparency initiatives aimed at generating~~,~~ open access datasets based on Olink through collaborations and make complex data such as proteogenomic data, available to the research community. Our goal is to accomplish this through our cloud platform, Olink Insight, creating the most accessible and comprehensive source of proteomics knowledge for the scientific community. We believe this initiative has the potential to solve current challenges within

/53

proteomics, by enabling the community to perform more efficient data analysis, generate results more quickly and reach actionable conclusions faster. We view our platform as a way to bring our customers, the broader scientific community and Olink closer together in an eco-system where we can accelerate proteomics together.

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

•Scale up the Olink organization for the future. We believe that our strong purpose-driven culture and talented team of professionals are key pillars to our success. From January 1, 2023, through December 31, 2023, 125 new (net) employees joined Olink. We intend to continue to accelerate investment through 2024 and over the coming years, including investing heavily in our infrastructure and continue to grow employee headcount to support our growth opportunity and strategy, while maintaining industry-leading employee satisfaction. We plan to continue investing in the development of our employees and promoting our culture of customer service and support through innovation, quality, rigor and transparency, as well as fostering our shared vision to enable understanding of real-time human biology.

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

Our Market Opportunity

We estimate that our addressable market is $42 billion, and this market can be broadly classified into research and diagnostics categories based on the applications of our products and the types of customers we serve. We estimate the research opportunity, our core market today, is $23 billion and define this opportunity as the addressable protein biomarker discovery research spend by biopharmaceutical companies and academia, consisting of a high-plex segment and low and mid-plex segment. We estimate the diagnostics opportunity is $19 billion, consisting of selected, relevant diagnostic applications for IVD and LDT. The Total Addressable Market (TAM) estimates were developed by us in connection with support from a third party market research and management consulting firm, and additional market research acquired from a third party market research firm.

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

/54

ability to predict drug responders and disease outcomes. With our ability to support customers throughout this entire journey on one technology platform, we believe we are in the best position to become the protein enabler of multi-omics in this market.

The Research Opportunity

We estimate the research opportunity is $23 billion, representing a significant growth opportunity for us as we believe we have just begun scratching the surface of our full potential. The research opportunity is defined as the estimated technology spend in the life science tools market for genomics and proteomics technologies that we can address with our existing and anticipated products. Each technology segment (such as multiplex immunoassays, mass spectrometry or NGS) has been segmented based on region, customer segment and use-case (i.e. the purpose for using the technology) before determining the share of spend addressable by us. PEA is a relatively young technology that we believe we can grow by converting users of other proteomics technologies to PEA and increasingly participating in the genomics markets where proteomics can add additional insights and potentially provide a better scientific answer. We characterize the research opportunity in two segments: high-plex and low- and mid-plex. High-plex refers to the high-throughput and large scale proteomics use- cases where customers are analyzing up to many thousands of proteins in up to many thousands of samples in the same studies. Low- and mid-plex refers to more targeted research. For example, in mid-plex, customers are typically analyzing hundreds to thousands of proteins in up to many thousands of samples, such as in clinical trials. In low-plex, customers have typically identified a number of proteins of interest, often referred to as a protein signature, of five to ten proteins that they would like to focus on.

We expect the high-plex segment to evolve through large-scale screening projects, including the emerging field of population proteomics where researchers build on genomics research from the past decade by adding protein data at large scale. Technological innovation, and recently with new competitors in the market, has considerably reduced the cost of gene sequencing, accelerating its use and driving an increase in the identification of possible genetic targets and biomarkers for earlier and more precise disease diagnosis, patient selection, treatment and monitoring. Since our inception, we have observed a consistent trend towards higher plex, the research community still severely lack knowledge and importance of most circulating proteins in the transition from health to disease. As we deliver higher plex at a lower cost per data point and with “clinical” quality, we have expanded our market by adding more content for the research community to explore. We expect to continue building on this trend and, since early 2021, we have started to externalize Explore through NGS-based kit products to existing and new customers who are end-users of the estimated installed base estimated to more than 8,900 addressable Illumina systems. NGS is a technology platform that we expect will continue its high-growth trajectory, and we estimate that the installed base of addressable Illumina systems will grow to more than 10,000 by 2027, driven by Illumina's continued innovations and new competition entering the field, which are expected to drive down the cost of sequencing, and new NGS applications such as PEA. We believe that multi-omics will be an important growth driver of the NGS market as a whole and our ability to enable multi-omics with proteins on multiple NGS platforms will represent an especially attractive growth opportunity for us. In addition, we believe our ability to access this existing infrastructure and participate in the rapidly growing NGS landscape will contribute to the accelerated adoption of our products.

The low- and mid-plex segment consists of more targeted protein biomarker discovery research, where one studies around 10-100 proteins, extending through all phases of clinical studies. This is where we initially built our business, and in 2021 we took the next step towards making our Target and Focus products more accessible to approximately 4,800 addressable proteomics labs with the order start of our purpose-built qPCR-based detection system for PEA, Olink Signature Q100. The instrument was launched in June 2021 and began shipping to customers during the fall of 2021. We estimate that the number of addressable proteomics labs will grow to approximately 5,800 by 2027. Even in the low and mid-plex segment, we expect the trend towards higher plex to continue in this market segment, driving an increase in focused research that will, on average, result in a higher number of protein biomarker targets being studied, which we believe plays into the benefits of PEA. The unmet needs of this market center on improving specificity and increasing sensitivity with lower sample consumption in higher plex. We believe that our new qPCR system will allow us to effectively target existing proteomics labs.

The Diagnostics Opportunity

We estimate the diagnostics opportunity at $23 billion, consisting of selected, relevant diagnostic applications for IVD and LDT. The diagnostics opportunity is defined as the end-market value of the diagnostics biomarker markets, including LDTs, that we can address with our existing or anticipated products. The market was segmented by the biomarkers or methodologies applied in diagnostics by disease area (such as cardiovascular diseases or laboratory immunoassays) before determining the share of spend addressable by us. Our goal is to enable biopharmaceutical companies and IVD and LDT providers by providing access to high-quality multiplexed proteomics diagnostics products that can be applied in diagnostic settings. The first diagnostic protein signature for monitoring and disease progression in Multiple sclerosis (MS) based on PEA is being made available by Octave Bioscience in the diagnostics market. Test access is being offered as a service through their Clinical Laboratory Improvement Amendments (CLIA) certified lab based on custom developed kit products delivered by Olink. The end-market pricing is expected to be determined by reimbursement, such as from insurance companies. We believe that PEA can play a meaningful role in clinical decision making in five major disease

/55

areas: immunology, oncology, neurology, cardiovascular and metabolic diseases. We also believe PEA can be valuable in markets where proteins already play a role in the product offering and can also be highly relevant to current solutions for genetic testing and other application areas. We anticipate that we will increasingly participate in this market by enabling our customers to transition to clinical decision making with PEA and by collaborating with customers to develop and commercialize proprietary clinical applications.

Our Products and Services

Our PEA technology is available to customers through products: Explore, Target, Flex and Focus, enabling the detection and quantification of thousands of protein biomarker targets in different configurations, with different workflows depending on the type of research conducted. Figure 3 below is an overview of the current product portfolio of available products and comparison of key differences. The products are available as kit products or as a service through our Analysis Service labs.

Explore HT	Explore 384/3072	Target 96	Target 48	FLEX	Focus
Launch year	2023	2020	2016	2020/202	2022	2016
Market segment	High-plex	High-plex	Mid-plex	Mid-plex	Mid-plex	Low-plex Clinical
Readout platform	NGS	NGS	qPCR	qPCR	qPCR	qPCR
Readout instrument	Illumina® NovaSeq™ 6000	Illumina® NovaSeq™ 6000 Illumina® NextSeq™ 500/2000	Olink® Signature Q100 Standard Bio Tools BioMart™ HD	Olink® Signature Q100 Standard Bio Tools BioMart™ HD	Olink® Signature Q100 Standard Bio Tools BioMart™ HD	Olink® Signature Q100 Standard Bio Tools BioMart™ HD
Quantification	Relative	Relative	Relative	Absolute and relative	Absolute and relative	Absolute or relative
Workflow	Semi-automated	Semi-automated	Manual	Manual	Manual or Semi-automated	Manual or Semi-automated
Multiplexing	5400-plex	384-plex	96-plex	48-plex	15-21-plex	Up to 21-plex
Sample consuption	2 µL	1-6 µL	1 µL	1 µL	1 µL	1 µL
Available assays	5416	Up to 2943	92	40	200 to choose from	Flexible from full Olink library
Customizable content	No	No	No	No	Yes	Yes
Samples per run	172	Up to 384	96	48	40	144/160 AbsQ/RelQ
Assays per run	5416	Up to 2943	96	48	15-21	Up to 21
Datapoints per run	~932,000	~258,984 per 384-plex panel	9,216	2,304	864 to 1152	4,808
Time to result per run	~36 hrs	~48 hrs	24 hrs	24 hrs	24 hrs	24 hrs
Hands on time per run	<3.5 hrs	<5 hrs	<3 hrs	<2 hrs	<2 hrs	<3 hrs
Readout time to run	~10 hrs	Up to 12 hrs	2.5 hrs	2.5 hrs	2.5 hrs	2.5 hrs
Products	Olink® Explore HT	Olink® Explore 3072 Olink® Explore Cardiometabolic Olink® Explore Inflammation Olink® Explore Oncology Olink® Explore Neurology Olink® Explore Cardiometabolic II Olink® Explore Inflammation II Olink® Explore Oncology II Olink® Explore Neurology II	Olink® Target 96 Cardiometabolic Olink® Target 96 Cell Regulation Olink® Target 96 CVD II Olink® Target 96 CVD III Olink® Target 96 Development Olink® Target 96 Immune Response Olink® Target 96 Immuno-Oncology Olink® Target 96 Inflammation Olink® Target 96 Metabolism Olink® Target 96 Mouse Exploratory Olink® Target 96 Neuro Exploratory Olink® Target 96 Neurology Olink® Target 96 Oncology II Olink® Target 96 Oncology III Olink® Target 96 Organ Damage	Olink® Target 48 Cytokine Olink® Target 48 Mouse Cytokine	Olink® Flex	Olink® Focus

Figure 3. Olink portfolio of products at a glance with relevant specifications.

The latest addition to Explore offering, Explore HT, was launched mid 2023. Explore HT includes 5,400 biomarker targets. A new NPX Explore software was launched at the same time with a completely updated quality control module and with an additional tool, the CLI interface, to support automated workflows at our customers. Target 96, Target 48 and Flex kit products have a similar composition, but are slightly different as they are smaller kits and are for qPCR workflow. Flex kits is our customized mid-plex solution where you mix and match you own panel of 15-21 analytes from a library of 200.

In Olink Insight, our open-access online portal that supports users in understanding and interpreting their proteomics data, we have added features such as data analytics tools and new data stories such as the Disease Atlas.. We designed Olink Insight to work with Olink data, offering a range of data visualization options that are precise, easy to interpret, and provide an excellent overview of complex data sets, all to accelerate the time it takes for scientists' to generate actionable insights from their data.

/56

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

Olink
Validation methods and results
Olink® Explore 3072
Introduction
Technology
Quality controls
Precision
References
Results
Performance characteristics
Scalability

Figure 4. Overview of the Validation Data Packages developed for each Olink product.

Olink Explore

In June 2020, we launched Olink Explore as a service through our Analysis Service labs utilizing NGS readout for PEA. Since early 2021, Explore has been made available to customers worldwide as distributed kit products. The product line was developed for the high-plex market segment to meet our customers’ need for large scale proteomics with high- throughput and high-multiplex. Explore has received a strong reception since its launch and is the largest revenue stream of all products.

Explore HT was launched in July 2023. Our earlier products, including Explore 372 and Explore 384, were each designed to be particularly relevant for cardiovascular and metabolic diseases, oncology, neurology or inflammation, and remains an important part of our Explore offering with its modular design. Explore is run on Illumina´s NovaSeq systems or as individual 384 runs on Illumina´s NextSeq systems.

Olink Target

We launched our Olink Target product line at our inception in 2016, and it has been the pillar of our business to date. It initially utilized qPCR readout on Fluidigm’s Biomark HD system and, starting in 2021 we took the next step towards making our Target and Focus products more accessible with the commercialization of our purpose-built qPCR-based detection system for PEA, Olink Signature Q100. With Target we service the low- and mid-plex segment and address its need for more targeted discovery research at various levels of plex, often targeting certain specific disease areas. We have, therefore, designed each of our 15 Target 96 products to be particularly relevant to specific disease areas.

/57

Historically, a customer would run anywhere from one to 13 products in parallel to cover up to 1,161 protein biomarker targets per sample in one experiment.

In October 2020, we launched our first Target 48 Cytokine product with absolute quantification in 48-plex. Target 48 was specifically developed for careful monitoring of the immune system and downstream applications in clinical trials, where the understanding of protein concentrations at the individual level is more important than understanding the differences in protein concentrations for larger groups. In 2023, we launched Target 48 Mouse Cytokine, aimed at translational studies, with a competitive differentiator of a minute (1ul) sample volume requirement.

Olink Flex (part of Target)

Olink Flex targets low-plex applications and use-cases and was launched in November 2022. Customers who are interested in a select number of protein biomarker targets will benefit from a fully flexible made-to-order panel running on Olink Signature Q100. The offering allows customers to combine 15 to 21 human proteins using absolute quantification in one biomarker panel. Using an online panel builder in Olink Insight, customers can freely pick and choose 15 to 21 pre-validated assays from roughly 200 human protein biomarkers covering major biological pathways such as inflammation, immuno-oncology and oncology, neurology, and cardiovascular disease. The product format allows users to measure 40 samples simultaneously, with readout in pg/mL and Normalized Protein eXpression (NPX) while only requiring 1µl of sample. We believe that Olink Flex represents a significant innovation in the low-plex market that will make the PEA technology even more accessible for scientists and can serve as an entry level product for modern higher multi-plex proteomics.

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

/58

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

/59

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

Olink Insight

Olink Insight is an innovative scientific that addresses the complex challenges of proteomic data. Built on scientific data and rich features, Olink Insight empowers users on their journey from experiment planning and design to post-run data analysis. Starting from a scientific question, Olink Insight will guide product recommendations and provide scalability of studies. Analytical and visualization tools, shared data sets such as Disease Atlas and Normal Ranges, combined with shared expertise and other data sources, further provides users with a faster time to biological conclusions and to understand disease.

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

•Annotation. This feature helps users draw biological conclusions from proteomic data by listing biomarker-specific information about tissue specificity, drug target, how the corresponding protein functions at the molecular level, where in the cell it functions, what biological processes it helps to carry out, and variability in a normal cohort.

•Data Stories. The feature showcases Olink´s 'best practice analysis' on a real and relevant publicly available data set demonstrating how results can be analyzed and visualized in practice.

•Normal Ranges. Is the largest public data source that describes the natural variability of plasma protein levels across more than variability in more than 50,000 samples from three different cohorts and continents. This information allows the user to take more data driven decision when selecting biomarkers and designing studies as well as comparing results to this comprehensive resource.

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

•Design and analyze. Olink Insight provide tools to assist the user to easily design powerful studies and quickly analyze Olink data for common study design to reach result faster.

•Publication Explorer. This feature provides users with a shortlist of significant publications based on a selected biomarkers from a study, including scientific abstracts where significant "hits" may co-occur with each other, with key words, and diseases.

•Build Custom Panels. Allows users to build and requests quote for custom panels with Olink Flex or select pre-configured panels by Olink´s experts for important research areas such as inflammation, immune-oncology and aging.. Customers can pick and choose 15 to 21 pre-validated assays from roughly 200 human protein biomarkers covering major biological pathways such as inflammation, immuno-oncology and oncology, neurology, and cardiovascular disease.

Research ~~a~~nd Development

We seek to improve our proprietary products and services to develop a broad and accessible proteomics product portfolio and intend to allocate an increasing level of investment to R&D over the coming years with a significantly broader scope

/60

than in past years. We are focused on lowering barriers for adoption across a number of detection platforms and improving our scalable offering for downstream clinical applications.

PEA’s unique capability of creating a DNA barcode representing the targeted protein biomarker in a sample allows for agnostic read-out across various qPCR and NGS platforms, as well as arrays. We evaluate and select which platforms to enable for amplification and detection of the DNA barcodes. To date, we have used the Biomark HD system from Standard BioTools. Olink's Signature Q100 system, the NovaSeq 6000 from Illumina and, most recently since early 2021, the NextSeq 550 and 2000 from Illumina, In addition, we are continuosly exploring new opportunities based on factors including use-case, application area, installed base, throughput and cost. Recently, multiple new companies have entered the NGS market and we have demonstrated the compatibility of these new sequencing chemistries with our Explore products, which will provide customers with the ability to pursue their platform of choice, We are also enabling more options on which liquid handlers to use. Enabling more detection platforms and sample preparation solutions is consistent with our platform agnosticity strategy. In terms of multiplex scalability, we currently offer products in 24, 48, 96 and 384 plex independently or in various combinations to cover a larger part of our library in the same study. We intend to continue to increase our multiplexing capabilities over time and we regularly evaluate market opportunities in the low-, mid- and high- plex markets and seek to develop products to target any market segment and unmet need. Applying our in-house developed and validated proprietary oligo framework and conjugation chemistry, we can rapidly and efficiently build new products in various multiplexing formats based on emerging market needs and amplification/detection opportunities.

We also focus on rapidly expanding our library of validated, high-quality protein assays driving growth in the biomarker discovery space. Our library growth is driven by several factors including input from key opinion leaders from important disease and application areas, customer feedback, and new publications from biomarker studies. To accelerate the pace of assay development and to increase the control over our supply chain, we acquired Agrisera in early 2020. We anticipate Agrisera will help us improve assay content and to continue expanding our assay library further.

Scientific Affairs

A key part of our strategy has been to work closely with scientific thought leaders to drive the focus and content of our library, product development, validation strategies and data analyses.

We see a strong trend in our market to collaborate and share data to enable the understanding of real-time human biology and accelerate the field. Based on that trend and the technological advances we have made, we have been selected to work with various consortia across our industry. Examples of these include:

•SCALLOP. The SCALLOP consortium is a collaborative framework across biopharmaceutical companies and academia for discovery and follow-up of genetic associations, with proteins exclusively measured on the Olink platform. Each SCALLOP member works on human study collections from the general population, clinical trials or patients with certain diseases such as coronary artery disease, rheumatoid arthritis, bipolar disease, heart failure, dementias, or metabolic syndrome. The aim of the SCALLOP consortium is to identify novel molecular connections and protein biomarkers that are causal in diseases to identify novel drug development targets (illustrated in Figure 7). To date, 35 Principal Investigators (PIs) from 28 research institutions have joined the effort, including more than 57 different cohorts, which now comprises a summary level data set on genetic variations to protein level associations for more than 70,000 patients or controls. PIs of studies using Olink proteomics and genome-wide genotyping data are eligible to participate in the consortium.

Figure 7. Overview of SCALLOP’s ambition

•The UKB Pharma Proteomics Project (UKB-PPP). The Olink Explore platform was used to measure circulating concentrations of thousands of proteins in approximately 54,000 individuals from the UK Biobank, one of the world’s largest genetic resources. This project is funded by a consortium of thirteen biopharmaceutical companies. By the end of the second half of 2022, Olink delivered approximately 54,000 samples to the UK Biobank, including bridging samples run on the Explore 3072 Platform. This is enabling the availability of millions of protein measurements in a matter of months, with the ultimate goals of enabling better understanding of disease processes and supporting

/61

innovative drug development. Initial results from the UK Biobank Pharma Proteomics Project were published online to the bioRxiv preprint server in June 2022. Combined with the vast collection of existing UKB data, this initiative offers the research community an open-access proteomics resource of unprecedented breadth and depth, enabling deep plasma proteomics analysis to accelerate development of novel biomarkers and therapeutics. Given the significant need of the scientific community to access large datasets for biomarker discovery and validation purposes, UKB-PPP is a unique opportunity supporting future high-impact studies and publications.In March 2023 the UKB released Olink Eplore assay data publicly available for use by the public research community. The data included normalized expression measures for 1,500 proteins for 54,000 participant samples. In October 2023 this was expanded to include more than 3,000 proteins measured on the Olink Explore 3K platform. Since then there has been at least 16 peer-reviewed studies published on the UKB proteomic data set.

The study also includes an effort on COVID-19 where approximately 1,500 longitudinal samples from participants who tested positive for COVID-19 and approximately 1,500 samples from participants who tested negative for COVID- 19 were included for analysis.

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

•CORAL. The CORAL consortium is a collaborative framework aiming to accelerate the identification of proteins and mechanisms for neurological diseases, as well as the translation of novel biomarkers for neurological diseases to the clinic. Each CORAL member will be working on human study collections, based on Olink data, from the general population, clinical trials or patients and is focused on neurological diseases such as Alzheimer’s disease, Parkinson’s disease, multiple sclerosis (MS), amyotrophic lateral sclerosis (ALS), epilepsy, and other diseases. Together members can validate their findings and identify leads for cross-disease markers and mechanisms. Currently, around 25 parties are part of CORAL representing academic researchers, biopharma companies and foundations working together to accelerate discovery, validation, and implementation of biomarkers for neurological conditions.

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

/62

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

/63

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

•Octave Bioscience. Octave Bioscience very carefully selected protein biomarkers for quantifying and monitoring disease activity of patients with Multiple Sclerosis (MS) through rigorous Feasibility, Discovery, Development and Validation stages, screening >1,400 proteins in more than 1,500 patients from multiple cohorts. For each of the final protein signature, the following parameters were characterized: accuracy, precision, robustness, sensitivity, MS reference ranges, interference, diurnal variability, cross-reactivity and stability of reagents and serum samples. The final analytically and clinically validated protein panel meets Octave’s stringent analytical performance specifications and measures the serum concentrations of 20 proteins associated with four biological pathways involved in MS pathophysiology. The custom panel built on Olink’s PEA platform allows rapid, accurate measurement of absolute protein concentrations in blood serum and have been demonstrated to reliably quantify and monitor disease activity of MS. Test access is being offered as a service through Octave's Clinical Laboratory Improvement Amendments (CLIA) certified lab. In October 2022 Octave´s precision care solution including the blood-based biomarker test was launched commercially and has since gained traction among MS clinics. In September 2023 Octave announced it will be conducting an observational study sponsored by Biogen. In November Octave received a $10 Million Grant from The Michael J. Fox Foundation to develop and validate a protein biomarker test for Parkinson´s disease.

Commercial

Olink was founded in 2016. Since our inception, we have served a customer base of more than 1,059 customer accounts in over 40 countries worldwide and we have supported three-quarters of the world’s largest 50 pharmaceutical companies by 2022 research and development spending, including 20 of the largest 20, and many of the most prestigious academic institutions, where many of these customers have carefully vetted and validated the technology before adopting Olink as part of their drug development programs. This vetting and validation process includes, for example, running Olink side-by-side with other proteomics technologies with samples that have been depleted for certain or all proteins, spike-ins of other proteins in certain concentrations, running samples in duplicates or triplicates, and then comparing results to evaluate

/64

which platform reports the highest quality data for the purposes of the research questions. The utility and actionability of our platform have been demonstrated by our strong and growing adoption by a community of researchers within academia, government, and the biopharmaceutical and biotechnology industries. Our customers primarily include academic, government, biopharmaceutical, biotechnology, service provider, and other institutions focused on life science research. We sell our products and services globally primarily through our own global direct sales force organized across our three market regions: Americas, EMEA and APAC. As of December 31, 2023, we had 707 employees of which the commercial team consisted of 245 individuals. The commercial team operates out of our Uppsala, Sweden headquarters and locally in other European markets such as the UK and France. We also have secondary headquarters in Waltham, Massachusetts and a growing footprint across Singapore, China and Japan. Expanding our commercial team and strengthening our sales and marketing capabilities are top priorities for us as a company and we expect to allocate significant investment to these parts of the organization in the next few years. We have taken significant steps forward in 2023, adding 37 as a net of new employees in the commercial team from January 1, 2023 through December 31, 2023, with respect to our capabilities, including investing heavily in our infrastructure and will continue to expand our organization as needed to support our growth potential and strategy. Figure 10 is an illustration of our commercial model and how it has evolved over time. We believe that the combined accomplishments of our commercial team since inception have positioned Olink for continued growth as we believe that they contribute to a positive feedback loop.

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
Olink today (2024)

Figure 10. Illustration of Olink’s commercial model and maturation since inception.

/65

Our commercial strategy is focused on driving the adoption of our platform in the research community and expanding our customer base. At the same time, we believe our existing customer relationships are becoming more strategic in nature and that we therefore will be able drive an increasing adoption of our platform with our existing customers. This will require an emphasis on external installations within academic and biopharmaceutical companies’ core facilities, as well as CROs, as well as expanding our portfolio of relevant products and services. In addition to our three product lines, including NGS-readout-based Explore, Target, and Focus, and our purpose-built qPCR readout platform optimized for our Target, Focus and Flex, Olink Signature Q100. We also began taking orders for Olink Flex. We believe Olink Signature Q100 is making our Target and Focus products much more accessible to approximately 4,500 addressable proteomics labs, which combined with the more than 8,900 addressable Illumina systems that we will be able to access with Explore, will make it easier for customers to adopt our platform, allowing us to scale at a faster rate.

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
In mid 2023 we expanded our Explore Kit offering through the launch of Olink Explore HT, which targets high-plex use-cases running on next generation sequencing (NGS) with a substantially simplified workflow offering four times higher throughput than its predecessor. Explore HT comprises of 5400 assays, up from 3000 assays with the former generation of Explore, Explore 3072.

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

/66

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

Intellectual property, market adoption, market perception, customer and KOL relationships, and product quality and performance are essential qualities that differentiate competitors in this market. We classify our current and potential competitors in our three market segments, high-plex, mid-plex and low-plex, where we think their value propositions are most relevant. Established companies with relevant protein detection and quantification technologies include Quanterix Corporation (low-plex), Meso Scale Diagnostics LLC (low- and mid-plex), Luminex Corporation (low- and mid-plex), and SomaLogic, Inc. (high-plex) (Standard Bio Tools has acquired), as well as established proteomics technologies, such as ELISA (low-plex) and mass spectrometry (primarily high-plex), offered by multiple well-known tools providers. In addition, products offered or potentially offered by a number of earlier-stage companies, such as Alamar, Seer, Inc.,, Spear Bio Nautilus Biotechnology, Inc., Quantum-Si Incorporated and Encodia, are also part of the competitive landscape and we believe their emerging technologies are primarily targeting the high-plex segment.

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

/67

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

As of December 31, 2023, worldwide we owned or in-licensed 44 issued or allowed patents across ten patent families and 47 pending patent applications across nine patent families. The patent portfolio broadly covers four themes; essential concepts of the overall PEA technology, granted in the US and worldwide, and expiring from 2032 to 2034; how our kit products are designed and manufactured, pending and granted in the US and worldwide, and expiring from 2031 to 2036 or 2042 if pending applications are ultimately granted; sample preparation and workflow, pending as applications in a number of jurisdictions and estimating expiry in 2041, and data analysis, pending in the US and Europe with expected expiry in 2042 and 2043 if granted. A number of our patents and patents applications are for inventions relating to products and methods not currently implemented in our own products.

We also license additional patents on a non-exclusive and/or territory restricted basis. Patent rights generally have a term of twenty years from the date in which they were filed. We own registered trademarks on OLINK, and our logotype in the United States and worldwide, and have pending trademark applications for further names of products and services.

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

Government Regulation

Our focus is on the discovery of biomarkers that our partners use to improve the speed and success of their drug discovery efforts; however, we ourselves are not currently involved in drug discovery, nor do we manufacture any pharmaceutical products, or conduct any clinical trials. As such, while we are subject to a number of regulations, such as those governing our laboratory facilities as well as regulations that apply to businesses in the private sector generally, we are not subject to many of the types of regulations that ordinarily apply to companies in the life sciences, biotechnology and pharmaceutical sectors and industries. However, we believe that the long-term success of our business depends, in part, on our partners’ ability to successfully develop and sell products using the biomarkers that we discover. The regulations that govern our pharmaceutical and biotechnology partners are those we therefore believe have the most significant impact on our business.

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

/68

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

/69

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

On September 29, 2023, the FDA announced a proposed rule that would explicitly state that IVDs are devices under the FDC Act and would phase out FDA's general enforcement discretion with respect to LDTs and regulate LDTs as IVDs such that LDTs would be considered devices. The proposed rule was published on October 3, 2023 and the notice and comment period closes on December 4, 2023. At the end of the notice and comment period, the FDA may decide to abandon the rule, issue a final rule as proposed or issue a final rule with modifications.

The FDA’s efforts to regulate LDTs have also prompted the drafting of legislation governing diagnostic products and services that sought to substantially revamp the regulation of both LDTs and in vitro diagnostics, or IVDs. Congress may act to provide further direction to the FDA on the regulation of LDTs.

Further, certain additional healthcare regulations may apply if we expand into new product lines or services, such as federal and state fraud and abuse, transparency and health information privacy and security laws and state clinical laboratory requirements, among others.

/70

Privacy Laws

We also are or may become subject to data protection and privacy laws and regulations in the jurisdictions in which we are established, have partners, or sell or market our services. Processing of personal data, including health related information, is increasingly subject to legislation and regulations in numerous jurisdictions around the world, including the EU’s General Data Protection Regulation (GDPR), Canada’s Personal Information Protection and Electronic Documents Act (PIPEDA) and the analogous provincial laws, the Health Insurance Portability and Accountability Act of 1996 (HIPAA) in the United States, California's Confidentiality of Medical Information Act (CMIA), and the California Consumer Privacy Act (CCPA) among many others. Our regulatory obligations in foreign jurisdictions could harm the use or cost of our solution in international locations as data protection and privacy laws and regulations around the world continue to evolve.

In Europe we are subject to the GDPR (Regulation (EU) 2016/679) and related applicable data protection and privacy laws of the member states of the European Economic Area, in relation to our processing and other use of personal data (i.e. data relating to an identifiable living individual) as part of our provision of services to customers and in connection with the administration and operation of our business. The GDPR is wide-ranging in scope and imposes numerous additional requirements on companies that process personal data, including imposing special requirements in respect of the processing of health and other sensitive data. The GDPR imposes accountability obligations requiring data controllers and processors to maintain a record of their data processing and implement policies and procedures as part of its mandated privacy governance framework. It also requires data controllers to be transparent and disclose to data subjects how their personal data will be used; establishes rights for individuals with respect to their personal data, including rights of access and deletion in certain circumstances; imposes limitations on retention of personal data; establishes mandatory data breach notification requirements; and sets higher standards for data controllers to demonstrate that they have obtained valid consent for certain data processing activities. For more information on GDPR risks, please refer to the section entitled, "ITEM 3 - KEY INFORMATION - D. Risk Factors" in this Form 20-F.

EU Member States may introduce further conditions, including limitations which could limit our ability to collect, use and share personal data (including health and medical information), or could cause our compliance costs to increase. In addition, the GDPR imposes strict rules on the transfer of personal data out of the EU/UK to third countries deemed to lack adequate privacy protections (including the U.S.), unless an appropriate safeguard specified by the GDPR is implemented, such as the Standard Contractual Clauses (SCCs) approved by the European Commission, or a derogation applies. The Court of Justice of the European Union (CJEU) recently confirmed in its judgment in the "Schrems II" case (Case C‑311/18) in July 2020 that the SCCs remain a valid mechanism for transfers of personal data to third countries. However, the CJEU also ruled that transfers made pursuant to the SCCs and other alternative transfer mechanisms need to be analyzed on a case-by- case basis to ensure EU standards of data protection are met in the jurisdiction where the data importer is based, and there continue to be concerns about whether the SCCs and other mechanisms will face additional challenges. European regulators have issued guidance following the CJEU ruling that imposes significant diligence requirements on transferring data outside the EEA, including under an approved transfer mechanism. This guidance requires an “essential equivalency” assessment of the laws of the destination country. If essentially equivalent protections are not available in the destination country, the exporting entity must then assess if supplemental measures can be put in place that, in combination with the chosen transfer mechanism, would address the deficiency in the laws and ensure that essentially equivalent protection can be given to the data. Complying with this guidance will be expensive and time consuming and, in the worst case scenario, may ultimately prevent us from transferring personal data to jurisdictions outside the EEA where essentially equivalent protection of personal data is not available, which would cause significant business disruption. Like many other businesses, until the legal uncertainties regarding how to legally continue transfers pursuant to the SCCs and other mechanisms are settled, we will continue to face uncertainty as to whether our efforts to comply with our obligations under the GDPR will be sufficient. This and other future developments regarding the flow of data across borders could increase the complexity of transferring personal data across borders in some markets and may lead to governmental enforcement actions, litigation, fines and penalties or adverse publicity, which could have an adverse effect on our reputation and business. That said, as far as transfers of personal data from the EU to the US are concerned, on 10 July 2023, the EU and US announced that they had reached an agreement in principle on a new deal to allow personal data to transfer from the EEA to the US to try and resolve the uncertainty created by the above decision (known as the DPF) and to replace the previous EU-US Privacy Shield framework which was invalidated in the "Schrems II" case. The US is now subject to an adequacy decision from the European Commission which is now in place.

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

/71

breach of the GDPR or other applicable privacy and data protection laws and regulations could result in regulatory investigations, reputational damage, orders change our use of data, enforcement notices, or potential civil claims including class action type litigation.

In addition, as of January 1, 2021, the GDPR was replicated in UK law as the ‘UK GDPR’, but there may be further developments about the regulation of particular issues with which we will be required to comply if there is subsequently divergence between UK and EU regulation of data protection.

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

/72

C.Organizational Structure

Below is a list of the significant subsidiaries of Olink, including our ownership percentage, its year of formation and its jurisdiction. These subsidiaries were established to allow us to conduct commercial and clinical operations and expand our operations globally.

				Share of common shares owned by the Company (%)
Name	Principle Activities	Year of formation	Country of registration and operation	2023	2022
Olink Finance AB	Cash management	2018	Sweden	100%	100%
Olink OldCo AB	Other operational activities	2016	Sweden	100%	100%
Olink Proteomics AB	Sales, production, and research & development	2015	Sweden	100%	100%
Agrisera AB	Production, and research & development	1985	Sweden	100%	100%
Olink Proteomics Inc.	Sales of services and distribution services	2015	USA	100%	100%
Olink Proteomics Ltd	Marketing coordination and sales services	2015	UK	100%	100%
Olink Proteomics B.V	Marketing coordination and sales services	2016	Netherlands	100%	100%
Olink Proteomics GmbH.	Marketing coordination and sales services	2018	Germany	100%	100%
Olink Proteomics KK	Marketing coordination and sales services	2019	Japan	100%	100%
Olink Biotech (Shanghai) Co., Ltd	Distribution, marketing coordination and sales services	2020	China	100%	100%
Olink Proteomics SAS	Marketing coordination and sales services	2022	France	100%	100%
Olink Proteomics SG Pte. Ltd.	Marketing coordination and sales services	2023	Singapore	100%	N/A

D.Property, Plants and Equipment

Our corporate headquarters, research and development facilities and manufacturing distribution centers and our largest Analysis Service lab are located in Uppsala, Sweden, where we lease approximately 57,000 square feet of space under leases has expired in December 31, 2023. We also lease approximately 73,000 square feet of office and laboratory space for our new headquarters in Uppsala, Sweden and which we have taken occupancy in July 2023. This lease expires on March 31, 2033. We lease approximately 32,000 square feet of office and laboratory space in Waltham, Massachusetts. This lease expires on May 31, 2029. In Shanghai, China we lease approximately 2,300 square feet, pursuant to a lease expiring on April 15, 2024. In Umeå, Sweden, Olink leases approximately 13.000 square feet of laboratory and office expiring March 31, 2027, and approximately 15,000 square feet of supplemental facility space, expiring April 30, 2030. In Umeå, Sweden, Olink also owns an office/laboratory and related buildings (on leased ground) of approximately 4,575 square feet in size. In our remaining geographies, we lease approximately 2,950 of combined square feet, with various expiration dates.

/73

Except as noted above, we do not own any real property and believe that our current facilities are sufficient to meet our ongoing needs and that, if we require additional space, we will be able to obtain additional facilities on commercially reasonable terms.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following “Operating and Financial Review and Prospects” should be read together with the information in our financial statements and related notes included elsewhere in this Annual Report. The following discussion is based on our financial information prepared in accordance with the IFRS Accounting Standards, as issued by the International Accounting Standards Board, or IASB, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including U.S. GAAP. The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described in “Risk Factors” and elsewhere in this Annual Report. Please also see “Special Note Regarding Forward-Looking Statements.”

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

Our dedication to customer satisfaction and quality has enabled us to expand our existing customer base from inception in 2016. Revenues from our original customer accounts that we obtained in 2016 have grown at an average annual growth rate of 31%. These original customer accounts we've had since 2016 represented approximately 23% of our revenues for the year ended December 31, 2023.

Our customers primarily include academic, government, biopharmaceutical, biotechnology and other institutions focused on life science research. Our revenue is principally generated from two segments, Kit and Service. Kit revenues refer to the sale of our panels directly to customers that run the kit and analysis in their own labs. During the year ended December 31, 2023 and year ended December 31, 2022, sales to academic institutions and core labs represented approximately 55% and 45% of our revenues, respectively. Sales to biopharmaceutical companies represented the remaining 45% and 56% of our revenues, respectively. We operate a global direct sales model across all our regions (Americas, EMEA and APAC) and customer segments. As of December 31, 2023, our commercial team was comprised of 208 employees, with an emphasis on the Americas region. Sales within the Americas accounted for approximately 46% of revenues during the year ended December 31, 2023 and approximately 48% of our revenues during the year ended December 31, 2022.

/74

A.Operating Results Financial Operations Overview
The following table summarizes our results of operations for the periods presented:

Amounts in thousands of USD	Year ended December 31, 2023	Year ended December 31, 2022
Revenue	$169,597	$139,848
Cost of revenue	(55,136)	(45,349)
Gross profit	114,461	94,499
Selling expenses	(54,479)	(44,673)
Administrative expenses	(75,648)	(54,274)
Research and development expenses	(34,183)	(26,345)
Other operating income	2,243	4,464
Other operating expense	$(2,670)	$(4,273)
Operating loss	(50,276)	(30,602)
Interest income	6,514	1,159
Interest expense	(858)	(531)
Foreign exchange gain	4,137	14,059
Other financial income/(expense)	578	508
Loss before tax	(39,905)	(15,407)
Income tax benefit	8,305	2,556
Net loss for the period (Attributable to shareholders of the Company)	$(31,600)	$(12,851)
Other comprehensive income/(loss):
Items that may be reclassified to profit or loss:
Exchange differences from translation of foreign operations	16,293	(60,289)
Other comprehensive income/(loss) for the, period, net of tax	16,293	(60,289)
Total comprehensive loss for the period, net of tax	$(15,307)	$(73,140)
Total comprehensive loss for the period (Attributable to owners of the Company)	$(15,307)	$(73,140)
Basic and diluted loss per share	$(0.25)	$(0.11)

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022 Revenue
We principally derived our revenues from the sale of our biomarker panels, either as a kit-product or by providing analysis and ancillary services for customers that prefer outsourced proteomics analysis. Overall, 2023 revenue for the year ended December 31, 2023 was $169.6 million compared to $139.8 million for the year ended December 31, 2022 This increase of $29.7 million, or 21.3%, was mainly due to expansion of Kit business and the continued roll out of our Explore offering (Explore HT), coupled with accelerated growth for our Target portfolio on the back of the Signature launch in late 2021.

Cost of revenue

/75

Cost of revenue primarily consists of manufacturing costs incurred in the production process including personnel and related costs; costs of component materials; depreciation of plant & machinery. equipment & tools and leases; manufacturing overhead; delivery costs and allocated costs including facilities and information technology. In addition, cost of revenue includes royalty costs for licensed technologies included in our products, provisions for slow-moving and obsolete inventory.

Cost of revenue for the year ended December 31, 2023 was $55.1 million compared to $45.3 million for the year ended December 31, 2022. The increase of $9.8 million, or 21.6%, was mainly volume driven due to growing Kit business, but also due to an increase in consumable expenses as well as higher royalty fees.

Gross Profit/Gross Profit Percentage

Gross profit is calculated as revenue less cost of revenue. Gross profit percentage is gross profit expressed as a percentage of revenue. We expect our future gross profit and gross profit percentages to fluctuate from period to period. Future gross profit and gross profit percentages will depend on a variety of factors, including: market conditions that may impact our pricing; sales mix changes among kit, instruments and services; product mix changes between established products and new products; excess and obsolete inventories; royalties; and our cost structure for manufacturing operations relative to volume.

As we seek to increase our production and distribution platform, we may incur incremental costs that potentially will reduce the gross profit percentage in certain periods.

Gross profit for the year ended December 31, 2023 was $114.5 million compared to $94.5 million for the year ended December 31, 2022. The increase of $20.0 million, or 21.1%, was due to year over year revenue growth. The gross profit percentage decreased from 67.6% to 67.5%, represents a decrease in gross profit percentage of (0.1)%, which is primarily explained by an increase in logistics expenses, such as shipping and freight. Kit revenue as percentage of total revenues increased from 39.4% for the year ended December 31, 2022 to 51.6% for the year ended December 31, 2023.

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

Selling expenses for the year ended December 31, 2023 was $54.5 million, or 32.1% of our total revenue, compared to
$44.7 million, or 31.9% of our total revenue, for the year ended December 31, 2022. This increase of $9.8 million, or 22.0%, was primarily driven by higher employee benefits expense, consisting of wages, salaries, social security and pension costs to employees in selling functions. This has been driven by our ongoing effort to build out our global commercial capabilities.

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

Administrative expenses for the year ended December 31, 2023 totaled $75.6 million, or 44.6% of our total revenue, compared to $54.3 million, or 38.8% of our total revenue, for the year ended December 31, 2022. The increase of $21.4 million, or 39.4% is reflective of the overall growth of the business, which includes deal related and capital markets related expenses.

/76

Research and Development Expenses

Research and Development expenses associated with our research and development functions, primarily located in Uppsala and Umeå, Sweden. Expenses include costs of employee benefit expenses of our R&D personnel, R&D facility-related costs, recruitment, administrative services and allocated costs including facilities and information technology, and intellectual property fees for the registration and maintenance of our patents.

We deploy a substantial portion of our resources on developing new products and solutions. Our research and development efforts are focused on identifying and developing new biomarker expressions through our Affinity program, improving the performance in existing products and developing new product lines and features.

We plan to continue to invest significantly in our research and development efforts, including hiring additional employees, to enhance existing products and develop new products. Our Affinity program is focused on expanding our library of proteins beyond approximately 5,400 that is commercially available to our customers today. The expansion of our library of proteins was further enabled by the acquisition of Agrisera in 2020; that vertically integrated our supply chain and enabled in house antibody production.

Research and Development expenses for the year ended December 31, 2023 totaled $34.2 million, or 20.2% of our total revenue, compared to $26.3 million, or 18.8% of our total revenue, for the year ended December 31, 2022. The increase of $7.8 million, or 29.8%, was driven by $4.2 million higher employee benefits expenses, consisting of wages, salaries, social security, and pension costs to employees in research and development functions. The majority of the external spend within our R&D function was focused on the development of new assays and expansion of our library of protein biomarkers.

Financial Income (Expense)

Interest income relates primarily to interest income received from cash at bank. Our cash at bank has been deposited in cash accounts and therefore generates only a modest amount of interest income. Interest expense relates primarily to interest expense on our outstanding leases.

We also incur foreign exchange gains and losses, mainly related to revaluation of bank balances denominated in foreign currencies, which amounts are recorded as foreign exchange gain/(loss).

Interest income for the year ended December 31, 2023 was $6.5 million, compared to $1.2 million for the year ended
December 31, 2022. The increase is mainly explained by larger interest income on bank deposits due to increased interest rates.

Foreign exchange gain Interest income for the year ended December 31, 2023 was $4.1 million compared to $14.1 million for the year ended December 31, 2022. The decrease is explained by larger interest income on bank deposits and foreign currency gains related to revaluation of bank balances.

Financial expense for the year ended December 31, 2023 was $(0.9) million, compared to $(0.5) million for the year ended December 31, 2022.

Income Taxes

Our tax credit or expense consists of income taxes, with Swedish income taxed at the Swedish tax rate and taxation for other jurisdictions calculated at the rates prevailing in each respective jurisdiction. Income taxes also include the impact of temporary differences which is primarily due to the acquisition accounting for the intangible assets.

Income tax benefit for the year ended December 31, 2023 was $8.3 million compared to a benefit of $2.6 million for the year ended December 31, 2022. The statutory Swedish tax rate was 20.6% during 2022 and 2023.

/77

Segment Information

We report results under two segments: Kit and Service, as further discussed in the Segment Information sections below within Components of Results of Operations and Results of Operations. All other operating segments have been aggregated and are included within the All other segments heading.

Kit Revenues

Kit revenues represented 51.6% of our revenues for the year ended December 31, 2023 compared to 39.4% for the year ended December 31, 2022 and grew 58.8% year over year primarily as a result of the December 2020 launch of our Explore products. We generated an adjusted gross profit percentage of 84.2% on Kit revenues for the year ended December 31, 2023 compared to 88.4% for the year ended December 31, 2022. The growth in FY23 was driven by our continued efforts to expand our footprint of Explore (including Explore HT) customer running our kits in house and continued placements of the Signature instrument that drives Target kit revenues.

Service Revenues

Historically, services have been the main source of our revenue and a key driver of our financial performance. Service revenues represented 38.9% of our revenues for the year ended December 31, 2023 compared to 52.2% for the year ended December 31, 2022 and declined (9.5)% year over year primarily as a result of the shift to Kit business. We generated an adjusted gross profit percentage of 61.4% on Service revenues during the year ended December 31, 2023 compared to 60.1% during the year ended December 31, 2022 which represents an increase in adjusted gross profit percentage of 1.3%.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

For a discussion of our consolidated statements of operations for the year ended December 31, 2022 compared to the year ended December 31, 2021, see the section “Item 5. Operating and Financial Review and Prospects” in our Form 20-F for the fiscal year December 31, 2022 filed with the SEC on March 27, 2023.

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

/78

A reconciliation of Adjusted EBITDA to operating loss, the closest line within the IFRS consolidated statement of income and other comprehensive income, is set forth below:

Amounts in thousands of USD	Year ended December 31, 2023	Year ended December 31, 2022
Operating Loss	(50,277)	(30,602)
Add:
Amortization	11,029	11,212
Depreciation	7,971	6,114
EBITDA	(31,277)	(13,276)
Management Adjustments	14,432	1,288
Share based compensation expenses	11,060	8,047
Adjusted EBITDA	$(5,785)	$(3,941)

Management adjustments for the year ended December 31, 2023 amounted to $14.4 million of costs associated with the January 2023 capital raise and costs associated with the tender offer by Thermo Fisher Scientific Inc. announced on October 17, 2023. The costs associated with the tender offer are attributable specifically to third-party administrative expenses, mainly legal fees accounted to $8.0 million and financial services of $6.3 million. Management adjustments for the year ended December 31, 2022 amounted to $1.3 million in total of costs primarily relating to initial and secondary offering in 2021. Adjusted EBITDA for the year ended December 31, 2023 also includes an add back of $11.1 million of share based compensation expenses associated with our Amended and Restated 2021 Incentive Award Plan.

Adjusted Gross Profit, including Adjusted Gross Profit Percentage

We use the non-IFRS measure of Adjusted Gross Profit, including Adjusted Gross Profit Percentage. We define Adjusted Gross Profit as revenue less cost of revenue, which is then adjusted to remove the impact of depreciation and the impact of material transactions or events that we believe are not indicative of our core operating performance, such as share based compensation expenses and any inventory fair value step up associated with the purchase accounting process that is recorded within cost of revenue, which may or may not be recurring in nature.

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

Reconciliations of Adjusted Gross Profit to gross profit, the most directly comparable IFRS measure, are set forth below:

Amounts in thousands of USD, unless otherwise stated	Year ended December 31, 2023	Year ended December 31, 2022
Revenue	169,597	139,848
Cost of revenue	(55,136)	(45,349)
Gross Profit	114,461	94,499
Gross Profit %	67.5%	67.6%
Less:
Depreciation charges	3,230	3,017
Share based compensation expenses	646	396
Adjusted Gross Profit	$118,337	$97,912
Adjusted Gross Profit %	69.8%	70.0%

/79

Reconciliations of Adjusted Gross Profit to gross profit, the most directly comparable IFRS measure, by segment, are set forth below:

Amounts in thousands of USD, unless otherwise stated	Year ended December 31, 2023	Year ended December 31, 2022
Kit
Revenue	87,493	55,091
Cost of revenue	(14,946)	(7,131)
Gross profit	$72,547	$47,960
Gross profit margin	82.9%	87.1%
Less:
Depreciation charges	887	569
Share-based compensation expenses	275	176
Adjusted Gross Profit	$73,709	$48,705
Adjusted Gross Profit %	84.2%	88.4%

Service
Revenue	66,048	73,012
Cost of revenue	(28,191)	(31,776)
Gross profit	$37,857	$41,236
Gross profit margin	57.3%	56.5%
Less:
Depreciation charges	2,343	2,448
Share-based compensation expenses	371	220
Adjusted Gross Profit	$40,571	$43,904
Adjusted Gross Profit %	61.4%	60.1%

All other segments
Revenue	16,056	11,745
Cost of revenue	(11,999)	(6,442)
Gross profit	$4,057	$5,303
Gross profit margin	25.3%	45.2%
Less:
Depreciation charges	—	—
Share-based compensation expenses	—	—
Adjusted Gross Profit	$4,057	$5,303
Adjusted Gross Profit %	25.3%	45.2%

Adjusted gross profit percentage for the year ended December 31, 2023 was 69.8% compared to an adjusted gross profit percentage of 70.0% for year ended December 31, 2022. Adjusted gross profit for the years ended December 31, 2023 and 2022 consists of $3.2 million and $3.0 million, respectively, related to depreciation charges.

Impact of Covid

The COVID-19 pandemic negatively affected parts of our business for longer parts of 2020, in 2021-2022 we observed a lower impact from the COVID-19 pandemic than in 2020, but some regions such as China were more affected by continued shutdowns in 2021 and 2022. Our production and manufacturing facilities are located in Uppsala, Sweden and

/80

Waltham, Massachusetts, and to date we have not experienced any material disruptions in our production or delivery of goods. We increased our inventory level 2020-2021 to be able to work with a higher inventory than we had done historically. Although we saw a reduction in demand due to the lingering effects of the COVID-19 pandemic, we have not observed any significant changes in our underlying customer base. As of December 31, 2023, we concluded that there was no evidence of material changes in the recovery risk of business assets, including deferred tax assets and trade receivables. In light of the total duration of the risk factor and that COVID-19 is still widespread and if a new variant flares up, and the government restrictions may reappear, we continue to follow this closely.

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

On January 18, 2023, the Group initiated a public offering of 5,831,028 American Depositary Shares, each representing one common share of the Group (the “ADSs”), consisting of 4,250,000 ADSs offered by the Company and 1,581,028 ADSs offered by certain selling shareholders of the Group (the “Selling Shareholders”), at a price to the public of $20.00 per ADS. In addition, the Group granted the underwriters a 30-day option to purchase up to an additional 874,654 ADSs from the Company. The Company did not receive any proceeds from the sale of the ADSs by the Selling Shareholders. The offering closed on January 23, 2023 with respect to the initial 4,250,000 ADSs offered by the company and 1,581,028 ADSs/shares offered by the selling stockholders. The option granted to the underwriters closed February 13, 2023 with a total of 760,253 ADSs offered by the company pursuant to the 30-day time period. Total proceeds from the share issue after deducting the underwriting discounts, but before deducting other public offering costs is $95.2 million.

As of December 31, 2023, we had $121.0 million in cash at bank and no outstanding loan balances, compared to $75.1 million and no outstanding loan balances as of December 31, 2022.

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

On March 30, 2021, we repaid $65.6 million of outstanding loan facilities plus accrued interest of $1.9 million using the net proceeds from the offering and had no outstanding loan balances. As of December 31, 2023, we had $121.0 million in cash at bank and no outstanding loan balances or related pledged assets.

/81

Cash Flows

The table below summarizes our statement of cash flows for the periods presented:

	Year ended
Amounts in thousands of USD	December 31, 2023	December 31, 2022
Cash flow used in operating activities	$(29,984)	(30,066)
Cash flow used in investing activities	(22,434)	(8,713)
Cash flow (used in)/from financing activities	92,496	(2,884)
Net cash flow during the financial year	$40,078	(41,663)

Cash used in Operating Activities

Cash flow used in operating activities was $(30.0) million for the year ended December 31, 2023 and $(30.1) million for the year ended December 31, 2022. The negative cash flow from operating activities in 2023 is primarily explained by two components. One is loss before tax, adjusted with non-cash items, of $(20.6) million. The other is changes in working capital of $(14.0) million due to inventory buildup and higher accounts receivables both related to increased sales. Interest received and tax payment of $6.4 million and $(1.5) million respectively are two other components affecting cash flow in operating activities 2023. In 2022, the negative cash flow from operating activities is explained by net result before tax, adjusted for non-cash items, of $(4.6) million, a $(27.9) million change in net working capital and interest and tax payment of $(0.5) million and $1.3 million respectively.

Cash used in Investing Activities

Cash used in investing activities was $(22.4) million during the year ended December 31, 2023, representing a increase in cash used of $(13.7) million, or (157.5)%, compared to the year ended December 31, 2022. This increase resulted from increased investments in property, plant, and equipment of $(11.8) million, mainly due to new office in Sweden, and increased purchase of intangible assets of $(0.9) million in year ended December 31, 2023 compared to the year ended December 31, 2022.

Cash used in / provided by Financing Activities

Cash used in financing activities was $92.5 million during the year ended December 31, 2023, representing a increase in cash provided of $95.4 million. This increase primarily resulted from cash received from the issuance of new shares which amounted to $100.3 million the year ended December 31, 2023, partially offset by cash outflow from share issue costs of $(5.1) million. There was no repayment of interest-bearing debt and borrowings in the year ended December 31, 2023. Repayment of interest-bearing debt and borrowings amounted to $0.0 million the year ended December 31, 2022.

Operating and Capital Expenditure Requirements

Since our inception in 2016, we have incurred operating losses from time to time. Our net loss was $31.6 million during the year ended December 31, 2023 compared to a net loss of $12.9 million for the year ended December 31, 2022. We expect to incur significant expenses as well as operating losses during a period going forward as we continue our research and development efforts and expand our protein biomarker library. In addition, we plan to further expand our commercial team globally.

Although it is difficult to predict future liquidity requirements, we believe that our existing cash and cash equivalents as of December 31, 2023 will be sufficient to cover the planned funding need until the business is funded through a positive cash flow.

/82

Contractual Obligations

The following table discloses aggregate information about our material undiscounted contractual obligations and the periods in which payments are due as of December 31, 2023 and December 31, 2022. Future events could cause actual payments and timing of payments to differ from the contractual cash flows set forth below.

As per December 31, 2023
Amounts in thousands of USD	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Lease obligations	$32,721	$4,145	$11,285	$8,077	$9,214
Accounts payable	18,758	18,758	—	—	—
Royalties	5,043	5,043	—	—	—
Salaries and wages	9,530	9,530	—	—	—
Other liabilities	938	938	—	—	—

As per December 31, 2022
Amounts in thousands of USD	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Lease obligations (1)	$35,528	$4,606	$8,255	$7,732	$14,935
Accounts payable	6,885	6,885	—	—	—
Royalties	2,321	2,321	—	—	—
Salaries and wages	$10,185	$10,185	—	—	—
Other liabilities	1,100	1,100	—	—	—

1) Included lease agreements that the Group has entered into, but not yet commenced at December 31, 2022.

Loan facilities

Our loan facilities with Bridgepoint Credit and DNB AB (Publ) which were used as part of the financing of the Olink Acquisition (Facilities) and amounted to a total commitment under the facilities to $137.6 million was paid off in full during 2021. As of December 31, 2022 and 2023, we do not have outstanding loans.

Lease liabilities

Leases consist of real estate leases for our offices located in Uppsala, Umeå and Stockholm in Sweden, Waltham in Massachusetts, and Shanghai, China. Additionally, from time to time we enter into lease agreements for scientific equipment that contain a purchase option.

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

/83

D.Trend Information

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

During the year ended December 31, 2023 and December 31, 2022, we did not have any off-balance sheet arrangements.

E.Critical Accounting Estimates

See Note 3 to our consolidated financial statements for a summary of our material accounting policy information, estimates and judgments.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

The following table sets forth the name and position of each of our executive officers and directors, as well as their respective ages as of March 15, 2024.

Name	Age	Position(s)
Executive Officers:
Jon Heimer	56	Chief Executive Officer and Director
Oskar Hjelm	39	Chief Financial Officer
Rickard El Tarzi	37	Chief Strategy and Product Officer
Maria Liminga Björk, PhD	55	Chief R&D Officer
Carl Raimond	53	President
Anna Marsell	45	Chief Operating Officer
Bruno Rossi	51	Chief Commercial Officer
Elias Berglund	46	Chief People Officer
Linda Ramirez-Eaves, Esq.	52	General Counsel
Directors:
Jon Hindar	67	Chairman of the Board of Directors
Solange Bullukian	59	Director
Johan Lund, PhD	66	Director
Mary Reumuth	48	Director
Nicolas Roelofs, PhD	66	Director
Gregory J. Moore	59	Director
Tommi Unkuri	43	Director
Robert Scheuren	62	Director

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

/84

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

Carl Raimond has served as our President since March 2023, and previously served as our Chief Commercial Officer from October 2020 to March 2023 and as our Senior Vice President of Sales from August 2020 until October 2020. Prior to joining us, from January 2015 until February 2020, Mr. Raimond served in various executive commercial leadership roles at PerkinElmer, Inc. including Vice President and General Manager of Americas Sales and Service and Global Vice President and General Manager of Sales and Service for the Discovery and Analytical Solutions Division. From June 2010 until January 2015, Mr. Raimond served as the Vice President and General Manager of the Americas Life Science Sales & Field Operations of Agilent Technologies, Inc. Mr. Raimond received his Bachelor of Arts in zoology from State University of New York College at Oswego, and his Master of Science in biology from State University of New York College at Brockport.

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

Bruno Rossi has served as our Chief Commercial Officer since March 2023. He brings more than 25 years of global experience in the life sciences industry, including the laboratory, pharmaceutical, and diagnostic market segments; and with senior strategic roles in product management, sales and marketing, and R&D. Before joining Olink, Bruno held multiple leadership positions at Leica Microsystems (a Danaher company) most recently serving as Vice President Global Business Transformation. Previous to Leica Microsystems, Bruno spent 22 years at Millipore (now part of Merck KGaA) holding various senior positions in sales, marketing, and product management. Bruno holds a Master’s degree in Organic Chemistry from École Nationale Supérieure de Chimie de Clermont-Ferrand (ENSCCF).

Elias Berglund has served as our Chief People Officer since May 2023, and brings more than 15 years of human resources experience at global and growing companies across different industries. Prior to joining Olink, from August 2020 until April 2023, Mr. Berglund worked at Universum Communications AB as Global Chief HR Officer. Prior to that he served seven years in various positions, mainly as Chief HR Officer at Tre AB; with additional experience from Klarna and SF Bio AB. Mr. Berglund studied behavioral science in Stockholm.

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

Maria Liminga Björk (PhD) has served as our Chief R&D Officer since January 2024. She joined Olink Proteomics as VP President R&D in March 2023 bringing more than 20 years of expertise from the Life Science industry. Prior to Olink, 2020-2023, she served as Director of BioProcess R&D at Cytiva, a Danaher Corp subsidiary. In this role Maria led an organization responsible for development of novel purification solutions for the Biopharma industry. From 2016- 2020 Maria directed the Resin and Ligand Department at GE Healthcare. From 2013-2016 Maria served as Head of the Global project office at GE Healthcare, managing a project portfolio covering cell culture media, cell culture bioreactors, filtration and chromatography systems and consumables. Maria commenced her career at Amersham Biosciences in 2000 as

/85

Scientist and thereafter Senior Scientist in Proteomics R&D. She has a Master’s in Pharmaceutical Biosciences and a PhD in Biochemical Pharmacology from the Uppsala University.

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

Mary Reumuth has served as a member of our Board of Directors since April 2022. She is currently the CFO of Kala Pharmaceuticals, a publicly traded biopharmaceutical company focusing on advancing the treatment of eye diseases. Ms. Reumuth acted as an independent financial consultant from November 2012 to January 2014, and served as Corporate Controller for Enobia Pharma Corp., a biopharmaceutical company acquired by Alexion Pharmaceuticals, Inc., from May 2011 to June 2012. She previously served as Director of Finance at Verenium Corporation, a biotechnology company, from December 2007 to March 2011. From 2001 to 2007, Ms. Reumuth held a variety of finance and accounting positions at Genzyme Corporation, and ILEX Oncology, Inc. Ms. Reumuth has served an auditor at Ernst & Young LLP. She earned her bachelor's degree in Business Administration from Texas A&M University—Corpus Christi, and is a Certified Public Accountant. We believe Ms. Reumuth is qualified to serve on our Board of Directors because of her operating experience in leading financial functions in the biopharmaceutical industry.

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

/86

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

Dr. Gregory James Moore has served as a member of our Board of Directors since April 2023. Dr. Moore served as Corporate Vice President for Microsoft from 2019-2023, most recently leading global health and life sciences, and prior leading health technology and alliances. Before joining Microsoft, Dr. Moore served as Vice President, Google and was founder of Google Cloud Healthcare and Life Sciences since 2016. Dr. Moore is board certified in Diagnostic Radiology, Neuroradiology, and Clinical Informatics. Prior to his executive leadership roles at Microsoft and Google, Dr. Moore served as the chief emerging technology and informatics officer at Geisinger Health System, where he was also Director of the Institute of Advanced Application, Interim Chair of System Radiology and a practicing neuroradiologist. His prior academic and clinical appointments include Stanford University School of Medicine, Penn State University College of Medicine, and Wayne State University School of Medicine. He currently serves as an independent director on the board of DaVita and is a member of their Nominating and Governance, and Quality and Compliance committees. Dr. Moore also served as an independent director on the board of Hillrom including on their Compensation and Management Development and Merger and Acquisition committees until its acquisition by Baxter. Dr. Moore received his Bachelor of Science in Combined Sciences (Physics/Biology) from North Park College, his Master of Science in Nuclear Engineering from Massachusetts Institute of Technology (MIT), his doctorate in Radiological Sciences from MIT, his Doctor of Medicine degree from Wayne State University School of Medicine. We believe Dr. Gregory Moore is qualified to serve on our Board of Directors because of his experience, qualifications, attributes and skills, including his scientific knowledge, extensive experience in the healthcare and technology markets.

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

Robert Schueren has served as a member of our Board of Directors since April 2022. He currently serves as COO of Natera, a publicly traded company focused on women’s health, oncology, and organ health diagnostics. Prior to Natera, he was CEO of IntegenX Inc. until its acquisition by Thermo Fisher Scientific. Additional executive leadership roles that Mr. Schueren held include GM of Genomics at Agilent Technologies, Global Head of Clinical Biomarkers and Operations, and Deputy Global Head of Molecular Medicine Labs for Genentech, Inc. He formerly held leadership and commercial roles at Arcturus Bioscience, Accumetrics, Biosite Diagnostics, Gen-Probe, and Abbott Labs. Mr. Schueren received a BS in Pharmacy from Temple University. We believe Mr. Schueren is qualified to serve on our Board of Directors because of his experience, qualifications, attributes and skills, including his scientific knowledge, extensive operating experience in the life sciences and healthcare markets.

/87

B.Compensation

Executive Officer and Non-Executive Director Compensation

Our Chief Executive Officer and non-executive directors received the following compensation, accrued or paid, for the year ended December 31, 2023 (in USD):

	Base Pay	Variable/Bonus Pay	Pension Cost	Share-based Compensation [2]	Total
Name and Title or Position	(US$)	(US$)	(US$)	(US$)	(US$)
Chief Executive Officer and Director
Jon Heimer (1)	$422,555	$208,459	$64,154	$828,437	$1,523,605
Non-Executive Directors
Jon Hindar	130,000			128,453	258,453
Solange Bullukian	100,000			78,367	178,367
Johan Lund, PhD	90,000			78,367	168,367
Mary Reumuth	85,000			54,042	139,042
Nicolas Roelofs, PhD	70,000			78,367	148,367
Gregory J. Moore	59,500			30,103	89,603
Tommi Unkuri	—			—	—
Robert Scheuren	85,000			54,042	139,042

(1) Includes compensation for service as Chief Executive Officer; Mr. Heimer does not receive compensation for his service as a Director.
(2) Refers to RSUs granted to Mr. Heimer and options granted to all directors, where amounts indicated. Amounts represent the expense recognized in accordance with IFRS 2 in the income statement, based on the grant date fair value.

During and for the year ended December 31, 2023, the aggregate compensation accrued or paid to our other executive officers serving during the year as a group (nine individuals, including our former Chief People Officer who served through March, 2023) was base pay of US $2,166,578, variable/bonus pay of US $469,480, pension cost of US $343,333, and share based compensation of $2,065,633. Our executive officers also had amounts paid to provide healthcare benefits.

Mr. Heimer was granted stock options to purchase 17,045 shares in April 2023 with an exercise price of $22.79 per share and 38,182 RSUs. One-quarter of Mr. Heimer's options and RSUs vest annually on the first, second, third, and fourth anniversary after grant date, and the expiration date for each tranche of options is five years after the grant date.

For the non-executive directors, excluding Mr. Unkuri whom did not receive any compensation, each was granted stock options to purchase 6,909 shares in April 2023 with an exercise price of $22.79 per share. One-quarter of the options vest annually on the first, second, third, and fourth anniversary after grant date, and the expiration date for each tranche of options is five years after the grant date.

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

For share-based compensation information for the year ended December 31, 2023 for our executive officers and non- executive directors, see "Amended and Restated 2021 Incentive Award Plan" below and "Note 21- Stock-based Compensation" in the Notes to the Consolidated Financial Statements contained herein.

Amended and Restated 2021 Incentive Award Plan

On March 16, 2021, our shareholders approved and made effective our 2021 Incentive Award Plan, which was subsequently amended and restated, and approved by our shareholders on April 7, 2022 (the Plan). On April 17, 2023, the 2021 Incentive Award Plan was amended solely to increase the number of shares covered therein by 980,000 shares as approved by the shareholders. The principal purpose of the Plan is to attract, retain and motivate selected employees, consultants and

/88

directors through the granting of share-based compensation awards and cash-based performance bonus awards. The material terms of the Plan are summarized below.

Under the Plan, a total of 2,660,303 Shares have been approved for issuance pursuant to a variety of stock-based compensation awards, including stock options, stock appreciation rights, or SARs, restricted stock unit awards, performance bonus awards, performance stock unit awards, dividend equivalents, other stock-based awards, and other cash-based awards; provided, however, that no more than 1,680,303 Shares may be issued upon the exercise of incentive stock options. “Shares” means, as determined by the administrator, (i) common shares or (ii) an equivalent number of American Depositary Shares or American Depositary Receipts, provided, however, it is understood that in order to facilitate the delivery and settlement of an award, an award may be settled by delivering warrants, entitling the holder to the immediate subscription of one common share against the (at the time) quota value of such common share, and which shall be immediately converted into common shares.

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

For share-based compensation information for the year ended December 31, 2023 for our executive officers and non- executive directors, see "Note 21- Stock-based Compensation" in the Notes to the Consolidated Financial Statements contained herein.

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

/89

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

In addition to being a foreign private issuer, we are also a “controlled company” within the meaning of the corporate governance rules of Nasdaq, as Knilo InvestCo AS, which is owned by several funds controlled by Summa Equity AB, controls a majority of the voting power of our outstanding common shares. As a “controlled company,” certain exemptions under the Nasdaq listing standards free us from the obligation to comply with certain Nasdaq corporate governance requirements, including the requirements:

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

/90

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

•monitoring our financial reporting;

•monitoring the efficiency of our internal controls, internal audit activities and risk management;

•keeping informed of the auditing of the annual report and the consolidated accounts;

•reviewing and monitoring the impartiality and independence of our auditors and paying close attention to whether our auditors are providing other services besides audit services for us; and

•assisting in the preparation of proposals for our shareholders’ meeting’s election of auditors; and

•monitoring sustainability reporting and overseeing sustainability topics, including business risks and opportunities,

Remuneration Committee

Our Remuneration Committee consists of Gregory J. Moore, Johan Lund, Tommi Unkuri, and Jon Hindar. Johan Lund serves as chairman of the Remuneration Committee. The Remuneration Committee’s responsibilities include, among others:

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

/91

D.Employees

As of December 31, 2023, we had 707 employees, including a recently increased commercial team of 245 individuals and an Research and Development (R&D) team of 82 individuals. The majority of our employees operate out of our Uppsala, Sweden headquarters. We also have secondary headquarters in Waltham, Massachusetts and a growing footprint across Singapore, China and Japan. We plan to continue investing in the development of our employees and promoting our culture of customer service and support through innovation, quality, rigor and transparency, as well as fostering our shared vision to enable understanding of real-time human biology. As of December 31, 2022 we had 582 employees including commercial team of 208 individuals and an R&D team of 70 individuals. As of December 31, 2021 we had 416 employees whereof 150 individuals in the Commercial team and 89 employees in our R&D team.

Department	for the year ended December 31, 2023	for the year ended December 31, 2022	for the year ended December 31, 2021
Commercial	245	208	150
Research and Development (R&D)	82	70	89
Other	380	304	177
Total	707	582	416

E.Share Ownership

The share ownership information with respect to executive officers and the Board of Directors is presented in Item 6(B) above and Item 7 below.

F.Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our common shares as of February 5, 2024 for:

•each beneficial owner of 5% or more of our outstanding common shares;

•each of our directors and executive officers; and

•all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include common shares that can be acquired within 60 days of February 5, 2024. Percentage ownership calculations for shares beneficially owned are based on 124,342,715 common shares outstanding as of February 5, 2024 and include common shares held in the form of ADSs.

Except as otherwise indicated, shares reflected in the table are common shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

/92

Except as otherwise indicated in the table below, addresses of the directors, executive officers and named beneficial owners are c/o Olink Holding AB (publ), Salagatan 16F, SE-753 30, Uppsala, Sweden.

	Shares beneficially owned at 31 December 2023		Beneficial shares vesting in 60 days		Shares beneficially owned at 5 February 2024 including shares issued and vesting within 60 days
Name of Beneficial Owner	Shares	%	RSUs	Options	Shares	%
5% or Greater Shareholders:
Summa Equity AB(1)	77,284,718	62.15%	—	—	77,284,718	62.04%
Fidelity Investments Canada ULC	8,127,000	6.54%	—	—	8,127,000	6.52%
Executive Officers and Directors:
Jon Heimer(2)	3,103,790	2.50%	26,961	30,186	3,160,937	2.54%
Oskar Hjelm	220,740	*	10,307	6,097	237,144	*
Rickard El Tarzi(3)	343,868	*	6,482	3,431	353,781	*
Maria Liminga Björk, PhD	—	*	1,643	—	1,891	*
Carl Raimond	263,555	*	14,922	7,239	285,716	*
Linda Ramirez- Eaves, Esq	23,489	*	9,663	4,669	37,821	*
Jon Hindar(4)	208,954	*	—	30,860	239,814	*
Solange Bullukian	19,858	*	—	12,829	32,687	*
Johan Lund, PhD	60,703	*	—	12,829	73,532	*
Nicolas Roelofs, PhD	152,892	*	—	12,829	165,721	*
Gregory J. Moore	—	—	—	1,728	1,728	*
Mary Reumuth	2,344	*	—	4,072	6,416	*
Robert Schueren	2,344	*	—	4,072	6,416	*
Tommi Unkuri	—	—	—	—	—	—
Bruno Rossi	1,931	*	7,625	831	10,387	*
Erika Assarsson(5)	275,323	*	4,500	1,545	281,368	*
Torbjörn Wärnheim	558	*	1,123	—	1,681	*
Andrea Ballagi(6)	724,072	*	4,252	—	728,324	*
Bill Campbell(7)	147,166	*	5,448	—	152,614	*
Anna Marsell	1,953	*	6,283	524	8,760	*
Elias Berglund	—	*	1,870	—	1,870	*

*Represents beneficial ownership of less than one percent.

1.Summa Equity AB, indirectly through intermediary funds and coinvestment entities, is the sole shareholder of Knilo InvestCo AS. Summa Equity AB has also been designated as the sole manager of such intermediary funds and co- investment entities. Summa Equity AB is authorized by the Swedish Financial Supervision Authority (the SFSA) to conduct business under the Alternative Investment Fund Managers Directive (2011/61/EU) (as enacted in Sweden) and is thereby under the supervision of the SFSA. The voting and dispositive decisions of Summa Equity AB are made by its board of directors, the members of which are Reynir Indahl, Eva Broms, Martin Skancke and Mirja Lehmler-Brown. The address of each of Summa Equity AB, the intermediary funds and coinvestment entities and the individuals mentioned herein is c/o Summa Equity AB, Birger Jarlsgatan 27, 111 45 Stockholm. We are currently controlled by Summa Equity AB. In connection with the Offer and Purchase Agreement with Thermo Fisher described in Items 4.A and 8.B of this report, Summa Equity AB and additional shareholders and management entered into support agreements agreeing to tender into the tender offer. The Tender and Support Agreement by and between Thermo Fisher Scientific Inc. and certain shareholders of Olink Holding AB (publ), dated October 17, 2023, is filed as Exhibit 4.18 to this report.

2.Consists of common shares held indirectly (through an endowment insurance) by Jon Heimer Invest AB. Voting and investment decisions with respect to common shares held by Jon Heimer Invest AB are made by Jon Heimer.

/93

3.Consists of common shares held indirectly (through an endowment insurance) by Heistbaron Togwaggle AB. Voting and investment decisions with respect to common shares held by Heistbaron Togwaggle AB are made by Rickard El Tarzi.

4.Consists of common shares held by Petrus Holding AS. Voting and investment decisions with respect to common shares held by Petrus Holding AS are made by Jon Hindar.

5.The Group initiated a public offering January 18, 2023. For more information see item 5.B Liquidity and Capital Resources.

6.Consists of ADSs held by Dalama AB. Voting and investment decisions with respect to common shares held by Dalama AB are made by Andrea Ballagi. Ms. Ballagi is a current employee of the company.
7.Consists of common shares and ADSs held by Mr. Campbell, a current employee of the Company.

B.Related party transactions

Within this section, we have calculated the U.S. dollar amounts using the historical exchange rate as of the date of each transaction. Other than compensation arrangements described in “Management” elsewhere in this Annual Report, since January 1, 2023, we have not entered into any transactions with our executive officers, directors or holders of more than 5% of our share capital, including their affiliates, which we refer to as our related parties.

Transactions with related parties prior to January 1, 2023 and still in place during 2023 included the following:

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

/94

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

B.Significant Changes

On October 17, 2023, the Company entered into the Purchase Agreement with Thermo Fisher.

Pursuant to the terms of the Purchase Agreement, on October 31, 2023, Buyer (i) commenced the Offer, a cash tender offer to purchase all of the outstanding Common Shares of the Company and all of the Company’s outstanding American Depositary Shares, each of which represents one Common Share (collectively, the “ADSs,” and, together with the Common Shares, the “Offer Securities”), in exchange for $26.00 per Common Share, representing $26.00 per ADS, in cash, without interest (such amount or any higher amount per Common Share and ADS paid pursuant to the Offer in accordance with the Purchase Agreement, the “Offer Consideration”) and (ii) with respect to the Company Stock Options and Company RSUs (as such terms are defined in the Purchase Agreement) outstanding immediately prior to the Offer closing, implemented arrangements to (A) cash out Company Stock Options vested but unexercised as of immediately prior to the Offer closing in exchange for an amount in cash equal to the product of (1) the number of Common Shares subject to the vested portion of the underlying award and (2) the excess, if any, of the Offer Consideration over the applicable award exercise price and (B) otherwise convert such unvested Company Stock Options (if the exercise price is less than the Offer Consideration) and Company RSUs into restricted cash awards based on the Offer Consideration, with each converted award (1) vesting on the same terms and conditions applicable to the original awards after the Offer closing and (2) upon the terms and subject to the conditions set forth in the Purchase Agreement. Company Stock Options outstanding as of immediately prior to the Offer closing with an exercise price equal to or greater than the Offer Consideration will be cancelled for no consideration.

The Offer was set to initially expire one minute after 11:59 p.m. (New York City time) on the day that was 20 business days following the commencement of the Offer, and was extended in accordance with the terms of the Purchase Agreement, including as required by the applicable rules and regulations of the SEC to 5:00 p.m., New York City Time on April 30, 2024 (such date, the “Expiration Time”).

The obligation of Buyer to consummate the Offer is subject to customary conditions, including, among others, that immediately prior to the expiration of the Offer, (i) there have been validly tendered in accordance with the terms of the Offer, and not properly withdrawn, a number of Offer Securities (excluding Offer Securities tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee prior to the Expiration Time) that, together with the Offer Securities then owned by Buyer or its affiliates and the Offer Securities that will be transferred to Buyer pursuant to the Tender and Support Agreement (as defined below) at the Offer closing, represents at least one Common Share more than 90% of the issued and outstanding Common Shares (excluding any Common Shares held in treasury by Olink or owned by any of Olink’s subsidiaries) immediately prior to the Expiration Time (the “Minimum Tender Condition”), provided that Buyer has the right to waive or decrease the Minimum Tender Condition to a percentage that is no lower than 51% of the issued and outstanding Common Shares (excluding any Common Shares held in treasury by Olink or owned by any of Olink’s subsidiaries); and (ii) the expiration of the waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the receipt of other required approvals and clearances under applicable antitrust laws and certain foreign investment laws, as specified in the Purchase Agreement.

To the extent the Minimum Tender Condition is met and was not previously decreased, and provided that at such time Buyer directly or indirectly has acquired or controls at least one Common Share more than 90% of the then-outstanding Common Shares (excluding Common Shares held by Olink or any of its subsidiaries), Buyer will commence a process pursuant to Swedish law for the compulsory redemption of any outstanding Offer Securities held by shareholders who did not tender their securities in the Offer to obtain 100% ownership of the Company by Buyer (the “Compulsory Redemption”) in accordance with applicable laws, including the laws of Sweden.

/95

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

We have twelve wholly owned subsidiaries, located in Sweden, the United States, the United Kingdom, the Netherlands, Germany, Japan, China, France and Singapore. The Swedish subsidiaries are Olink Finance AB, Olink OldCo AB, Olink Proteomics AB and Agrisera AB, the U.S. subsidiary is Olink Proteomics, Inc., the U.K. subsidiary is Olink Proteomics Ltd., the Dutch subsidiary is Olink Proteomics B.V., the German subsidiary is Olink Proteomics GmbH, the Japanese subsidiary is Olink Proteomics KK, the Chinese subsidiary is Olink Biotech (Shanghai) Co., Ltd., the French subsidiary is Olink Proteomics SAS and the Singaporean subsidiary is Olink Proteomics SG Pte. Ltd.

Our registered office is located at c/o Olink Proteomics AB, Salagatan 16F, SE-753 30, Uppsala, Sweden, and our telephone number is +46 (0)18 444 39 70. Our website address is www.olink.com. We have included our website address in this Annual Report solely as an inactive textual reference. The information contained on or accessible through our website is not incorporated by reference into this Annual Report.

Object of the Company

Our object is set forth in Section 3 of our Articles of Association and is to directly and indirectly develop, manufacture, market and sell biotech products and services, and to conduct other related business.

Powers of the Directors

/96

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

The preemptive right to subscribe for new shares may be set aside. A share issue with deviation from the shareholders’ preemptive rights may be resolved either by the shareholders at a shareholders’ meeting, or by the Board of Directors if the board resolution is preceded by an authorization therefor from the shareholders’ meeting. A resolution to issue shares with deviation from the shareholders’ preemptive rights and a resolution to authorize the Board of Directors to do the same must be passed by two-thirds or nine-tenths (if the persons eligible to subscribe for shares are employees, directors or the CEO of the Company) of both the votes cast and the shares represented at the shareholders’ meeting resolving on the share issue or the authorization of the Board of Directors.

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

Shareholder Meetings

The meeting of shareholders is our highest decision-making body and serves as an opportunity for our shareholders to make decisions regarding our affairs. Shareholders who are registered in the share register maintained by Euroclear Sweden AB six banking days before the meeting (excluding Saturdays, Sundays, Midsummer Eve, Christmas Eve, New Year’s Eve and holidays in accordance with the Swedish Public Holiday law (Sw. Lag (1989:253) om allmänna helgdagar), and nominees, who may continue to register voting rights up and until the fourth banking day before the meeting, and which shareholders and nominees have notified us no later than the date specified in the notice described below, have the right to participate at our shareholders’ meetings, either in person or by a proxyholder. All shareholders will have the same participation and voting rights at shareholders’ meetings. At the annual shareholders’ meeting, inter alia, members of the Board of Directors are elected, and a vote is held on whether each individual Board Member and the chief executive officer will be discharged from any potential liabilities for the previous fiscal year. Auditors are elected as well. Decisions

/97

are made concerning adoption of annual reports, allocation of earnings, fees for the Board of Directors and the auditors, and other essential matters that require a decision by the meeting. Most decisions require a simple majority but the Swedish Companies Act dictates other thresholds in certain instances. Shareholders will have the right to ask questions to our Board of Directors and management at shareholders’ meetings which pertain to the business of the Company and also have an item brought forward at the meeting. In order for us to include the item in the notice of the annual shareholders’ meeting, a request for an item discussion must be received by us normally seven weeks before the meeting. Any request for the discussion of an item at the annual shareholders’ meeting shall be made to the Board of Directors. The Board shall convene an extraordinary shareholders’ meeting, if shareholders who together represent at least 10% of all shares in the Company so demand in writing to discuss or resolve on a specific item or if our auditor so demands.

Shareholder meetings must be held physically. However, it is possible to allow shareholders to participate electronically at a physical shareholders' meeting. Please note that from January 1 2024, the Swedish Companies Act will allow companies to convene shareholders' meeting only through electronic means (i.e. no physical meeting is therefore required). If the Company would wish to allow electronic shareholder meetings, a provision in the Articles of Association needs to be implemented.

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

/98

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

/99

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

/100

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

/101

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

/102

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

/103

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

/104

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

/105

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

Gross income for this purpose generally includes all sales revenue less the cost of revenue, plus income from investments and from incidental or outside operations or sources. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions, and gains from assets that produce passive income. Cash is generally treated as an asset that produces passive income. For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation.

We do not believe we were classified as a PFIC during the taxable year ended December 31, 2023 and, based on the current and expected composition of our income and assets and the value of our assets, we do not expect to be a PFIC for our current taxable year. However, no assurances regarding our PFIC status can be provided for the current taxable year or any past or future taxable years. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. Moreover, the value of our assets generally will be determined, in part, by reference to the market price of or common Shares and ADSs from time to time, which may fluctuate considerably. Under the income test, our status as a PFIC depends on the composition of our income which will depend on the transactions we enter into in the future and our corporate structure. U.S. Holders are urged to consult their tax advisors about the application of the PFIC rules to any of the Company's subsidiaries.

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

/106

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

/107

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

/108

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

We will send the depositary a copy of all notices of shareholders meetings and other reports, communications and information that are made generally available to shareholders. The depositary has agreed to mail to all holders of ADSs a notice containing the information (or a summary of the information) contained in any notice of a meeting of our shareholders received by the depositary and will make available to all holders of ADSs such notices and all such other reports and communications received by the depositary. All notices of shareholders meetings and other reports, communications and information that are made generally available to shareholders are also filed or furnished with the SEC on its EDGAR system and posted to the investor relations section of our website.

/109

I.Subsidiary Information

Subsidiary information is provided in Note 10 in the Financial Statements.

J.Annual Report to Security Holders

We are furnishing our Annual Report for 2023 on Form 6-K concurrent with the filing of this Form 20-F.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Group's activities are subject to several financial risks: market risk (including currency risk and interest rate risk), credit risk and liquidity risk. The Group strive to minimize potential unfavorable effects from these risks on the Group’s financial results.

The aim of the Group´s financial operations is to:

•Ensure that the Group can meet its financial obligations timely,

•Manage financial risks, and

•Ensure a supply of necessary financing.

The Group´s risk management is predominantly controlled by senior management. For more details refer to Note 4.1 in the Notes to the Consolidated Financial Statements contained herein.

Market risk - Currency risk (transaction risk)

The Group operates internationally and are exposed to currency risk where invoicing is made in a currency other than the functional currency of the relevant Group entity. Mitigation of this risk occurs naturally by matching expenses and obtaining borrowings, as required, in the same foreign currency. The currency risk is monitored on a regular basis. The Group has not entered into derivative currency instruments during the reported period.

See Note 4.1 in the Notes to the Consolidated Financial Statements contained herein for a sensitivity analysis on foreign exchange risk.

Market risk - Interest-rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

As of December 31, 2023, the Group does not have any outstanding debt or other debt structures other than leasing. The Group does not hold any fixed-income investments.

Interest rate derivative instruments were not used during the reported periods.

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily trade receivables) and from its investing activities, including deposits with banks and financial institutions and foreign exchange transactions. Credit risk relates primarily to customer credit limits, which are subject to certain credit rating rules and authorization processes. However, the majority of the customer base tends to be blue chip global companies and therefore such customers usually have strong credit ratings. Our sales are concentrated such that 43% of sales in 2023 and 45% of sales in 2022 are with customers based in the U.S.

The maximum default risk for the Group is equivalent to the net receivables reported in the Consolidated Financial Statements. The Group have historically almost non-existent credit losses and based on historical data together with a forward-looking assessment, the 2023 expected credit loss for trade receivables is disclosed in Note 18, ‘Trade receivables’.

The Group´s cash at bank is held in Investment Grade credit rated banks. To mitigate the counterparty risk cash is distributed among different banks and the cash position and distribution is monitored on a regular basis.

Other financial assets at amortized cost include rental deposits. The credit risk for other financial assets at amortized cost as at December 31, 2023 and 2022 is not material and no credit loss reserve has been recognized.

/110

Liquidity risk

Cash at bank allows the Group to meet its liquidity risk obligations as they come due. Following the Initial Public Offering of the Group in March, 2021 the liquidity risk has been managed by cash at bank deposits.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.Debt Securities

Not applicable.

B.Warrants and Rights

Not applicable.

C.Other Securities

Not applicable.

/111

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

/112

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

/113

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2023, as required by Rule 13a-15(b) under the Exchange Act. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2023, our disclosure controls and procedures were not effective as of such date due to the material weaknesses in internal control over financial reporting, described below.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act). Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control—Integrated Framework (2013). Based on our assessment, our management concluded that our internal control over financial reporting was not effective as of December 31, 2023, due to the material weaknesses in internal control over financial reporting described below.

Material weaknesses

Based on this evaluation, our management have identified material weaknesses for the year ended December 31, 2023 and remediated a material weakness that was previously identified for the years ended December 31, 2020, 2021 and 2022.

As defined in standards established by the PCAOB, a material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis.

A material weakness with respect to internal controls was identified in our U.S. subsidiary. Local management does not timely and consistently execute and document procedures performed at material processes due to insufficient personnel with the appropriate level of internal controls skillset.

This material weakness identified with respect to the U.S. subsidiary only pertains to 2023 due to the overall business size being smaller and less complex in 2022, as sales activities and inventory were managed from Sweden for the majority of 2022.

In the year ended December 31, 2023, we identified a material weakness in our internal control environment with respect to the inventory process in Sweden. We did not design and maintain effective controls over the completeness, accuracy and existence of inventory. This is due to inconsistent application of policies and procedures during and in preparation of the physical stock count. Despite our best efforts and significant progress in this area during 2023, our testing determined that this material weakness was not fully remediated at December 31, 2023.

As of and for the years ended December 31, 2020, December 31, 2021, and December 31, 2022, we identified a material weakness relating to our technology access and change control environment not supporting an efficient or effective internal controls framework. Remediation efforts relating to this material weakness were intensified during 2023 and included (i) continuous formalization of access and change controls to our systems and identification of compensating measures, and (ii) improving governance procedures, including providing internal training in relation to our information technology policies and procedures. As a result of these efforts, our testing procedures confirmed that this material weakness was remediated at December 31, 2023.

Remediation Plan

To remedy the material weakness at our U.S. subsidiary, we have initiated several measures to improve the affected processes. Key activities include (i) formalization of execution of controls and procedures, (ii) hiring additional resources with appropriate expertise to effectively operate and document the process related internal controls and (iii) providing specific training to existing personnel.

/114

To remedy the material weakness over inventory, we have initiated several measures to improve the affected inventory process. Key activities include (i) implementing enhanced review and control procedures and policies ensuring complete and accurate physical stock count and related internal controls, and (ii) providing training to existing personnel.

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

Attestation Report of the Registered Public Accounting Firm

Please see the report of Ernst & Young AB, an independent registered public accounting firm, included in “Item 18. Financial Statements".

Changes in internal control over financial reporting

Except for improvements to our internal control over financial reporting that are being carried out to remediate the material weaknesses described above, no change to our internal control over financial reporting occurred during the year ended December 31, 2023, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

/115

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

We retained Ernst & Young AB (EY) as our independent registered public accounting firm for 2023. Set forth below is a summary of the fees paid to Ernst & Young AB for services provided in fiscal year 2023 and 2022.

Amounts in thousands of USD	Fiscal Year 2023	Fiscal Year 2022
Audit fees	$2,554	$988
Audit-related fees	122	154
All other fees	491	241
Tax fees	10	31
Total remuneration Ernst & Young AB	$3,177	$1,414

All other fees in fiscal year 2023, in above summary, mainly refers to services assistance for Olink Insight which is a cloud based platform for the Olink community aimed to accelerate proteomics.

For 2021 Öhrlings PricewaterhouseCoopers AB was our independent registered public accounting firm. Set forth below is a summary of the fees paid to Öhrlings PricewaterhouseCoopers AB for services provided in fiscal year 2023 and 2022.

Amounts in thousands of USD	Fiscal Year 2023	Fiscal Year 2022
Audit fees	$22	$86
Audit-related fees	—	83
All other fees	897	168
Tax fees	20	12
Total remuneration Öhrlings PricewaterhouseCoopers AB	$939	$349

Audit-related fees in fiscal year 2022 mainly refers to service assistance for the public offering in January 2023.

Pre-Approval Policies and Procedures
Our Audit Committee has adopted policies and procedures for the pre-approval of all auditing services and the terms thereof and non-audit services other than non-audit services prohibited under Section 10A(g) of the Exchange Act or the applicable rules of the SEC or the Public Company Accounting Oversight Board (PCAOB) to be provided to the Company by the independent auditors. However, the pre-approval requirement is waived with respect to the provision of non-audit services for the Company if the “de minimus” provisions of Section 10A(i)(1)(B) of the Exchange Act are satisfied. All non-audit services in 2022 and 2023 were pre-approved by the Audit Committee.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

/116

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

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

/117

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

ITEM 16I. DISCLOSURES REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES
Not applicable.

ITEM 16K. CYBERSECURITY

The Company has implemented security measures and formal, dedicated enterprise security programs to minimize potential impact related to cyber security incidents. The Company has adopted and will continue to update policies and procedures for assessing, identifying, and managing material risks from cybersecurity threats to provide protections against such attacks in the future as well as for reporting potential cybersecurity incidents to the Chief Information Security Officer (CISO) and, if necessary, to the Audit Committee. The Company has purchased cybersecurity insurance as protection in the future. Olink engages consultants from time to time to assist with specific parts of its cybersecurity program, such as advising on cybersecurity incident response procedures, assessments exercises (e.g. table-top), penetration testing and other technical specialists, but does not otherwise engage or rely upon external assessors, consultants, auditors, or other third parties supporting the process around information systems risk mitigation.

In January 2024, the Company’s information security team determined that an unidentified threat actor was able to gain temporary access to an Olink employee’s email account via a phishing email. Based on forensic analysis, the threat actor viewed certain emails that included salary information of certain employees and certain 2023 sales results by customer account, but the Company was unable to determine if any emails or files were downloaded. Such cybersecurity incident was reported to the Company’s Audit Committee and senior management as well as the Swedish Authority for Privacy Protection. In light of the successful phishing attack, the Company determined that it is possible that the reputational harm resulting from such cybersecurity incident could have a material effect on the Company’s business strategy with customers and employees if such information is released in the future. The Company has not seen any such effects to date.

/118

Except as described above, at the time of this report, no risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or the registrant, including its business strategy, results of operations, or financial condition. However, there are no assurances that electronic break-ins, computer viruses and similar disruptive problems, and/or sustained or repeated system failures or problems arising during the upgrade of any of our IT systems that interrupt our ability to generate and maintain data will not occur. For more information on cybersecurity risks, please refer to the section entitled, "ITEM 3 - KEY INFORMATION - D. Risk Factors" in this Form 20-F.

Each Company employee has a responsibility to report any identified risk or unresolved vulnerabilities to the CISO. The CISO is certified within industry standards, including Certified Information Systems Security Professional (CISSP) by the International Information System Security Certification Consortium, Certified Information Security Manager (CISM) by the Information Systems Audit and Control Association ( ISACA), Certified in Risk and Information Systems Control (CRISC) by ISACA and Certified in the Governance of Enterprise IT (CGEIT) by ISACA, and has over ten years as a security practitioner and almost twenty years of experience with IT and technology, business development and project management. In addition, the Company’s Enterprise Risk Manager has over a year of experience in enterprise risk management.

Any risks identified as high risk are escalated to the enterprise risk management process through the Chief Operating Officer, the CISO, business leaders or system owners and are assessed by senior management as part of the overall companywide risk evaluation process. Senior management plays a key role in assessing and managing cybersecurity-related risks and implementing the company’s cybersecurity policies and procedures. The Enterprise Risk Manager is responsible for aggregating, consolidating, and reporting key cybersecurity risks identified by the organization to the Group Management Team in an annual companywide risk workshop. Based on the workshop a Group Top Risk Summary Report is presented to the Audit Committee and the Board of Directors. The Group Management Team regularly monitors progress of identified and planned risk remediation activities and status of the companywide top risks through business reviews. Any material deviations is communicated to the Audit Committee.

The Audit Committee acts on behalf of the Board in fulfilling the Board’s oversight responsibility with respect to the Company’s information systems use and protection, including but not limited to data governance, privacy, compliance and cybersecurity as well as receiving and evaluating reports of potential cybersecurity incidents by the CISO, consistent with the Company’s current policies and procedures regarding the same.

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

/119

4.1+
Amended and Restated OEM Supply and License Agreement, dated as of December 1, 2022, by and between Bio-Techne Corp. and Olink Proteomics AB (incorporated by reference to Exhibit 4.1 to the Registrant's Annual Report on Form 20-F filed on March 27, 2023 (File. No. 001-40277)).

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

4.6*+	Amendment No. 4 to OEM Supply & Development Agreement, effective April 5, 2022, by and between Fludigm Corporation and Olink Proteomics AB.
4.7*+	Amendment No. 5 to OEM Supply & Development Agreement, effective June 1, 2022, by and between Standard BioTools Inc. fka Fludigm Corporation and Olink Proteomics AB.
4.8*+	Amendment No. 6 to OEM Supply & Development Agreement, effective August 29, 2022, by and between Standard BioTools inc. fka Fludigm Corporation and Olink Proteomics AB.
4.9*+	Amendment No. 7 to OEM Supply & Development Agreement, effective May 1, 2023, by and between Standard BioTools inc. fka Fludigm Corporation and Olink Proteomics AB.
4.10*+	Amendment No. 8 to OEM Supply & Development Agreement, effective August 23, 2023, by and between Standard BioTools inc. fka Fludigm Corporation and Olink Proteomics AB
4.11
English summary of Lease Agreement, dated November 11, 2010, by and between Vasakronan AB (publ) and Olink Proteomics AB (incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form F-1 filed on March 3, 2021 (File No. 333-253818)).

4.12#	Amended and Restated 2021 Incentive Award Plan (incorporated by reference to Exhibit 99.1 to the Registrant's Form S-8 filed on April 7, 2022 (File No. 333-264181)).
4.13#	First Amendment to Olink Holding AB (publ) Amended and Restated 2021 Incentive Award Plan, effective March 14 2023.
4.14+
English summary of Lease Agreement, dated May 12, 2021, by and between Uppsala Kvarngärdet 27:2 AB and Olink Proteomics AB (incorporated by reference to Exhibit 4.8 to the Registrant's Annual Report on Form 20-F filed on March 27, 2023 (File. No. 001-40277)).

4.15+
Lease Agreement, dated April 1, 2021, by and between JC/SMP Waltham Owner, LLC. and Olink Proteomics Inc. (incorporated by reference to Exhibit 4.9 to the Registrant's Annual Report on Form 20-F filed on March 27, 2023 (File. No. 001-40277)).

4.16+
First Amendment to Lease Agreement, dated as of October 20, 2021, by and between JC/SMP Waltham Owner, LLC. and Olink Proteomics Inc. (incorporated by reference to Exhibit 4.10 to the Registrant's Annual Report on Form 20-F filed on March 27, 2023 (File. No. 001-40277)).

4.17
Purchase Agreement by and between Thermo Fisher Scientific Inc. and Olink Holding AB (publ), dated October 17, 2023 (incorporated by reference to Exhibit 99.1 to the Form 6-K filed by Olink Holding AB (publ) with the SEC on October 18, 2023).

4.18
Tender and Support Agreement by and between Thermo Fisher Scientific Inc. and certain Shareholders of Olink Holding AB (publ), dated October 17, 2023 (incorporated by reference to Exhibit 99.2 to the Form 6-K filed by Olink Holding AB (publ) with the SEC on October 18, 2023).

4.19
Transfer Restriction Agreement by and between Thermo Fisher Scientific Inc. and certain Shareholders of Olink Holding AB (publ), dated October 17, 2023 (incorporated by reference to Exhibit 99.3 to the Form 6-K filed by Olink Holding AB (publ) with the SEC on October 18, 2023).

8.1*	Subsidiaries of the Registrant.
12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Independent Registered Public Accounting Firm.

/120

15.3*	Consent of Öhrlings PricewaterhouseCoopers AB, independent registered public accounting firm.
97*	Policy Relating to Recovery of Erroneously Awarded Compensation
101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

/121

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101).

*Filed herewith.

**    Furnished herewith.

#    Indicates a management contract or any compensatory plan, contract or arrangement.

+    Certain portions of this exhibit have been omitted because such portions are not material and are treated by the Registrant as private or confidential and would likely cause competitive harm to the Registrant if disclosed.

/122

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

OLINK HOLDING AB (PUBL)
By:	/s/ Jon Heimer
Name:	Jon Heimer
Title:	Chief Executive Officer

Date: March 25, 2024

/123

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm (PCAOB ID 1419)	F-2
Reports of Independent Registered Public Accounting Firm (PCAOB ID 1433)	F-3
Consolidated Statements of Income and Other Comprehensive Income for the year ended December 31, 2023, for the year ended December 31, 2022, and for the year ended December 31, 2021.	F-7
Consolidated Statement of Financial Position as of December 31, 2023 and as of December 31, 2022.	F-8
Consolidated Statements of Changes in Equity for the for the year ended December 31, 2023, for the year ended December 31, 2022, and for the year ended December 31, 2021.	F-9
Consolidated Statements of Cash Flows for the year ended December 31, 2023, for the year ended December 31, 2022, and for the year ended December 31, 2021.	F-10
Notes to Consolidated Financial Statements	F-11

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Olink Holding AB (publ)

Opinion on the Financial Statements

We have audited the consolidated statement of income and comprehensive income, of changes in equity and of cash flows of Olink Holding AB (publ) and its subsidiaries (the “Company”) for the year ended December 31, 2021 , including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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
March 17, 2022

We served as the Company's auditor from 2016 to 2022

Reports of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Olink Holding AB (publ)

Opinion on the Financial Statements
We have audited the accompanying consolidated statement of financial position of Olink Holding AB (publ) and subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of income and other comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 25, 2024, expressed an adverse opinion thereon.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Inventory valuation of new antibodies
Description of the Matter
As of December 31, 2023, the Company’s inventory of $66,436 thousand, included a material amount related to new antibodies subject to research and development. As more fully described in footnote 2.3 of the Consolidated Financial Statements, inventory is stated at the lower of cost or net realizable value. When the Company develops new antibodies for their Kit products, management must estimate an expected success rate, which is utilized in their determination of the development costs capitalized as inventory

Auditing the valuation of Inventory related to new antibodies is complex, due to the significant judgements and subjectivity involved in management’s estimate of the expected success rate. The significant estimation uncertainty was primarily due to the non-financial (technical feasibility) basis of the estimated success rate. Changes in the expected success rate can have a significant impact on the valuation of inventory.

How We Addressed the Matter in Our Audit
To test the expected success rate, our audit procedures included, among others, benchmarking against historical information, where we compared the expected success rate of new antibodies against the expected success rate previously applied in early-stage testing for similar antibodies, which have completed internal testing of technical feasibility. To assess management’s ability to estimate the expected success rate, we compared the final success rate of new antibodies, which have completed internal testing of technical feasibility, to the expected success rate for the same antibodies during their early-stage testing. Our procedures also included inquiry of research and development personnel regarding the basis for the expected success rate. We tested the completeness and accuracy of underlying data used, by comparing the testing result against testing protocol

/s/ Ernst & Young AB

We have served as the Company’s auditor since 2022.

Stockholm, Sweden

March 25, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Olink Holding AB (publ)

Opinion on Internal Control Over Financial Reporting
We have audited Olink Holding AB (publ) and subsidiaries’ internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weaknesses described below on the achievement of the objectives of the control criteria, Olink Holding AB (publ) and subsidiaries (the Company) has not maintained effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.
A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses has been identified and included in management’s assessment. Management has identified material weaknesses in controls related to the U.S. subsidiary and the inventory process in Sweden.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of December 31, 2023 and 2022, the related consolidated statements of income and other comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2023, and the related notes and our report dated March 25, 2024 expressed an unqualified opinion thereon.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.
Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young AB
Stockholm, Sweden
March 25, 2024

CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME

Amounts in thousands of USD	Note	for the year ended December 31, 2023	for the year ended December 31, 2022	for the year ended December 31, 2021
Revenue	5	$169,597	$139,848	$94,973
Cost of revenue	6	(55,136)	(45,349)	(36,764)
Gross profit		114,461	94,499	58,209
Selling expenses	6	(54,479)	(44,673)	(33,668)
Administrative expenses	6	(75,648)	(54,274)	(47,495)
Research and development expenses	6	(34,183)	(26,345)	(22,141)
Other operating income		2,243	4,464	4,985
Other operating expense		(2,670)	(4,273)	(4,542)
Operating loss		(50,276)	(30,602)	(44,652)
Interest income	8	6,514	1,159	98
Interest expense	8	(858)	(531)	(2,146)
Foreign exchange gain	8	4,137	14,059	1,874
Other financial income/(expense)	8	578	508	(1,719)
Loss before tax		(39,905)	(15,407)	(46,545)
Income tax benefit	9	8,305	2,556	8,206
Net loss for the period (Attributable to shareholders of the Company)		$(31,600)	$(12,851)	$(38,339)
Other comprehensive (loss)/income:
Items that may be reclassified to profit or loss:
Exchange differences from translation of foreign operations		16,293	(60,289)	(37,659)
Other comprehensive (loss)/income for the, period, net of tax		16,293	(60,289)	(37,659)
Total comprehensive (loss)/income for the period, net of tax		$(15,307)	$(73,140)	$(75,998)
Total comprehensive (loss)/income for the period (Attributable to shareholders of the company)		$(15,307)	$(73,140)	$(75,998)
Basic and diluted loss per share	24	$(0.25)	$(0.11)	$(0.43)

The accompanying notes are an integral part of the Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Amounts in thousands of USD	Note	As of December 31, 2023	As of December 31, 2022
ASSETS
Non-current assets
Goodwill	12	$151,693	$145,945
Intangible assets	12	106,988	111,535
Property, plant and equipment	13	30,039	15,056
Right-of-use assets	14	26,987	9,891
Deferred tax assets	9	21,285	10,846
Other non-current receivables	16	1,794	571
		338,786	293,844
Current assets
Inventories	17	66,436	44,246
Trade receivables	18	62,795	52,743
Other receivables	19	3,443	2,562
Prepaid expenses and accrued income		9,835	7,786
Cash at bank and in hand		120,957	75,109
		263,466	182,446
TOTAL ASSETS		$602,252	$476,290
EQUITY
Share capital	20	32,221	30,988
Other contributed capital	20	620,219	514,133
Reserves		(42,294)	(58,588)
Accumulated losses		(107,448)	(75,848)
Total equity attributable to shareholders of the Company		$502,698	$410,685
LIABILITIES
Non-current liabilities
Lease liabilities	14, 15	22,765	7,322
Deferred tax liabilities	9	21,302	22,196
		44,067	29,518
Current liabilities
Lease liabilities	14, 15	4,024	2,113
Accounts payable		18,758	6,885
Current tax liabilities	9	1,320	1,389
Other current liabilities	22	31,385	25,700
		55,487	36,087
Total liabilities		$99,554	$65,605
TOTAL EQUITY AND LIABILITIES		$602,252	$476,290

The accompanying notes are an integral part of the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Amounts in thousands of USD	Note	Share Capital	Other Contributed capital	Reserves	Accumulated loss	Total equity
At January 1, 2021		$27,224	$257,774	$39,360	$(24,658)	$299,700
Loss for the period		—	—	—	(38,339)	(38,339)
Other comprehensive income for the Period		—	—	(37,659)	—	(37,659)
Total comprehensive income/(loss) for the Period		—	—	(37,659)	(38,339)	(75,998)
Transactions with shareholders in their role as owners
Shareholders’ contributions				—	—	—
New share issue	20	3,741	245,543	—	—	249,284
Share based compensation program	21		$2,691			$2,691
At December 31, 2021		$30,965	$506,008	$1,701	$(62,997)	$475,677
Loss for the period		—	—	—	(12,851)	(12,851)
Other comprehensive loss for the Period		—	—	(60,289)	—	(60,289)
Total comprehensive loss for the Period		—	—	(60,289)	(12,851)	(73,140)
Transactions with shareholders in their role as owners
Shareholders' contributions		—	—	—	—	—
New share issue	20	24		—	—	24
Share based compensation program	21	—	8,125	—	—	8,125
At December 31, 2022		$30,989	$514,133	$(58,588)	$(75,848)	$410,685
Loss for the period		—	—	—	(31,600)	(31,600)
Other comprehensive profit/(loss) for the Period		—	—	16,293	—	16,293
Total comprehensive profit/(loss) for the Period		—	—	16,293	(31,600)	(15,307)
Transactions with shareholders in their role as owners
Shareholders' contributions		—	—	—	—	—
New share issue	20	1,233	94,993	—	—	96,226
Share based compensation program	21	—	11,094	—	—	11,094
At December 31, 2023		$32,221	$620,220	$(42,295)	$(107,448)	$502,698

The accompanying notes are an integral part of the Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

Amounts in thousands of USD	Note	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
Operating activities
Loss before tax		$(39,905)	$(15,407)	$(46,545)
Adjustments reconciling loss before tax to operating cash flows:
Depreciation and amortization	13	19,000	17,326	15,802
Net finance (income)/expense	8	(10,371)	(15,164)	1,893
Loss on disposal of assets		159	465	502
Share based payment expense	21	11,060	7,907	2,524
Other		(515)	233	—
Changes in working capital:
(Increase) in inventories	17	(19,569)	(18,934)	(10,158)
(Increase) in trade receivable	18	(7,791)	(13,867)	(12,172)
(Increase) in other receivables	19	(3,126)	(1,950)	(6,105)
(Decrease)/increase in trade payables		11,759	(751)	3,014
Increase in other current liabilities	20	4,745	7,643	2,039
Interest received		6,388	1,159	98
Interest paid		(858)	(531)	(2,312)
Other finance income		578	508	—
Tax received/(paid)	9	(1,538)	1,297	(2,266)
Cash flow used in operating activities		$(29,984)	$(30,066)	$(53,686)
Investing activities
Purchase of intangible assets	12	(2,268)	(1,378)	(4,325)
Purchase of property, plant and equipment	13	(18,991)	(7,173)	(10,482)
Proceeds from sale of property, plant and equipment	13	10	—	144
Acquisition of subsidiaries, net of cash acquired	11	—	—	—
Investments in other non-current financial assets	16	(1,376)	(162)	(297)
Repayment of other non-current financial assets	16	191	—	—
Cash flow used in investing activities		$(22,434)	$(8,713)	$(14,960)
Financing activities
Proceeds from issue of share capital	20	100,260	24	264,706
Share issue costs	20	(5,081)	—	(19,484)
Proceeds from interest-bearing loans and borrowings	15	—	—	2,312
Repayment of interest-bearing loans and borrowings	15	—	—	(65,627)
Payment of principal portion of lease liability	14	(2,683)	(2,908)	(2,845)
Cash flow (used in)/from financing activities		$92,496	$(2,884)	$179,062

Net cash flow during the period		40,078	(41,663)	110,416
Cash at bank and in hand at the beginning of the Period		75,109	118,096	8,655
Net foreign exchange difference		5,770	(1,324)	(975)
Cash at bank and in hand at the end of the period		$120,957	$75,109	$118,096

The accompanying notes are an integral part of the Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.General information

On January 27, 2021, Knilo HoldCo AB was registered as a Swedish public limited company and renamed as Olink Holding AB (publ) (the "Company" or "Group"). The Company was incorporated under the laws of Sweden as a limited company (“Aktiebolag”) and has its registered office in Uppsala, Sweden. The Company was incorporated on January 4, 2019 for the purpose of the acquisition of Olink OldCo AB (f/k/a Olink Proteomics Holding AB, “Olink Holdings”) and its subsidiaries. The Company business address is Salagatan 16F, SE-753 30, Uppsala, Sweden.

The Group develop, produce, market and sell biotechnological products and services along with thereof related activities. The Company has twelve wholly owned subsidiaries. On March 29, 2021, the Company completed its initial public offering (the "Offering") in the United States. The Company's American Depositary Shares ("ADSs") were approved for listing on The Nasdaq Global Market ("Nasdaq") under the trading ticker symbol "OLK". Trading on Nasdaq commenced at market open on March 25, 2021. The ultimate parent of the Company is Summa Equity Holding AB, Stockholm, Sweden.

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

The Company's financial statements were authorized for issue by the Board of Directors on March 25, 2024.

2.Summary of Material Information about Accounting Policies

Material information about accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to the consolidated financial statements for all periods presented, unless otherwise stated. Unless otherwise stated, all amounts are in thousands of U.S. Dollars.

2.1Basis of preparation

The consolidated financial statements of Olink Holding AB have been prepared in accordance with IFRS Accounting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), and have been prepared using the historical cost measurement basis. There are no financial assets and liabilities measured at fair value on a recurring basis. The consolidated financial statements are presented in US dollars and all values are rounded to the nearest thousand ($000), except when otherwise indicated.

New and amended standards and interpretations

The following amendments will be applied for the first time in the annual reporting period commencing January 1, 2023:

•IFRS 17 Insurance contracts and Amendment to IFRS 17 Insurance contracts issued June 2020
•Amendments to IFRS 17 Insurance Contracts - Initial Application of IFRS 17 and IFRS 9 – Comparative Information
•Amendments to IAS 1 and IFRS Practice Statement 2 Disclosure of accounting policies
•Amendments to IAS 8: Accounting Policies, Changes in Accounting Estimates and Errors - Definition of Accounting Estimates,
•Amendments to IAS 12 Deferred tax related to assets and liabilities arising from a single transaction
•Amendments to IAS 12 International tax reform - Pillar two model rules

The amendments listed above did not have a material impact on the amounts recognized in the current period and are not expected to significantly affect future periods.

New and amended standards not yet effective

The following new accounting standards, amendments to accounting standards and interpretations have been published but are not mandatory for December 31, 2023 reporting periods and have not been early adopted by the Company.

•Amendments to IFRS 16: Lease liability measurement in sale and leaseback transaction - IFRS16,
•Amendments to IAS 1: Presentation of Financial Statements - Classification of Liabilities as Current or Non-current,
•Amendments to IAS 1: Amendments regarding the classification of debt with covenants
•Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates - Lack of exchangeability

F-11

•Amendments to IAS 7 and IFRS 7 Supplier finance arrangements
•Amendments to IFRS 10 and IAS 28: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

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

All intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

The accounting principles for subsidiaries have been changed, where applicable, to ensure a consistent application of the Group’s accounting principles.

2.3Material Information about Accounting Policies

i.Business combinations

Business combinations are accounted for using the acquisition accounting method. Identifiable assets acquired and liabilities assumed are measured initially at their fair values at the acquisition date. The excess of the consideration transferred, and the acquisition-date fair value of any previous equity interest in the acquiree, over the fair value of the identifiable net assets acquired is recognized as goodwill. The costs of effecting an acquisition are charged to the consolidated statement of income in the period in which they are incurred.

ii.Foreign currency translation

Functional and presentation currency

The consolidated financial statements are presented in U.S. Dollars. For the Parent and each subsidiary, the Group determines the functional currency and items included in the financial statements of each subsidiary are measured using that functional currency. In all cases the functional currency of a subsidiary is that of the primary country of operations of that subsidiary. On disposal of a foreign operation, the gain or loss that is reclassified to profit or loss reflects the amount that arises.

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

Differences arising on settlement or translation of monetary items excluding cash at bank in hand are recognized in other operating income/expense, and cash at bank in hand are recognized in foreign exchange gain in the consolidated statements of income.

Translation of foreign subsidiaries

The results and the financial position for the Parent and all the Group subsidiaries with a functional currency other than the U.S.Dollar are translated into U.S. Dollars as follows:

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

iii.Revenue recognition

The Group generates revenue from the sale of its products in the form of kits, provision of analysis services, and also from provision of custom development services. Value added tax and other sales taxes are excluded from revenue and products are generally sold without the right of return or rebates.

The Group accounts for a contract when the following criteria are met: the parties to the contract have approved the contract in which their rights, their obligations and the payment terms have been identified, the contract has commercial substance, and the collectability of the consideration is probable. Contracts with customers do not contain variable consideration.

Kit

Our Kit segment includes product sales of Explore, Flex, Focus and Target. The majority of the contracts for Kit products relate to sales orders containing single bundled performance obligations. Revenue from the sale of kits is recognized at the point in time when control of the products has transferred to the customer according to the shipping terms, typically Free Carrier (FCA) Incoterms. The average time from order to delivery is less than 1 month.

Analysis Services

The Group generates analysis services revenue from performing assay on customer samples to generate data on protein biomarkers. Revenue from the services is recognized at the point in time that the results of the analysis are transferred electronically to the customer as the customer does not control the asset created, and Olink does not have a right to payment until delivery of the results of the analysis.The majority of the analysis services contracts relate to sales orders containing single bundled performance obligation for the performance of services at fixed prices. Analysis services are sold at a fixed price per sample without any volume discounts, rebates, or refunds. The average duration of services contracts is less than 2 months.

Custom development services

The Group generates custom development revenue from providing customer specified Kits not available in our standard product set. Custom development projects are quoted at fixed price and extend over several months. Revenue from the development of the plates, a manufactured component in our kits, of custom development services is recognized over time since the Group has no alternative use for the asset created and has an enforceable right to payment for performance completed to date. These contracts contain a single bundled performance obligation being the provision of custom development services of panels for performing assays on samples. The Group uses an input method to determine the progress completed of custom development service arrangements because there is a direct relationship between the effort (i.e. based on costs incurred against expected total costs) and the transfer of service to the customer.

The average duration of a custom development service contract is less than 12 months.

iv.Cost of revenue

Cost of revenue primarily consists of manufacturing costs incurred in the production process including personnel and related costs; costs of component materials; depreciation from property, plant, and equipment; manufacturing overhead; delivery costs and allocated facilities and information technology related costs. In addition, cost of revenue includes royalty costs for licensed technologies included in our products, and write downs to net realizable value for slow-moving and obsolete inventory.

v.Leases

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

vi.Goodwill

Goodwill arises on business combinations and is the excess of the consideration transferred over the net identifiable assets acquired and liabilities assumed. Goodwill is stated at cost less impairments, is deemed to have an indefinite useful life and is tested for impairment at least annually.

vii.Intangible assets

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

Brands acquired as part of a business combination are deemed to have indefinite useful lives. The acquired brands are well-established within the industry, as evidenced by continued demand from and collaboration with blue chip research institutions. Further, the business is expected to operate under these brands for the foreseeable future, thus supporting the indefinite classification. These intangible assets are not amortized, but are tested for impairment annually, at the cash- generating unit level. The assessment of indefinite life is reviewed annually for the two cash generating units ("CGU's"), Analysis Services and Kits, to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

Licenses and customer relationships have estimated useful lives of up to 10 years and research and development technology have estimated useful lives of up to 15 years. Asset lives are reviewed, and where appropriate adjusted, annually.

Research and Development costs

Expenditure on research activities is recognized in the consolidated statement of income as incurred. Development expenditure from a project is capitalized as an intangible asset only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Group intends to and have sufficient resources to complete development and to use or sell the asset. Otherwise, it is recognized in consolidated statement of income as research and development expenses. Subsequent to initial recognition, development expenditure is measured at cost less accumulated amortization and any accumulated impairment losses.

Amortization begins from the time the asset is ready for use. Depreciation is made on a straight-line basis over the useful life. The useful life is determined when the development project is finished and is estimated to 5 years.

viii.Property, plant and equipment

Property, plant and equipment ("PP&E") includes buildings; leasehold improvements; plant and machinery; furniture fittings and equipment; and assets under construction. PP&E is stated at the cost of purchase or construction, less depreciation and impairment. Depreciation is calculated to write off the cost less residual value of PP&E, excluding freehold land, using the straight-line basis over the expected useful life. Residual values and lives are reviewed, and where appropriate adjusted annually. The normal expected useful lives of the major categories of PP&E are:

•Leasehold improvements	shorter of the lease term or useful life
•Plant and machinery	5 years
•Furniture, fittings and equipment	5 years

On disposal of PP&E, the cost and related accumulated depreciation and impairments are removed from the balance sheet and the net amount, less any proceeds, is recognized in the income statement.

ix.Impairment of non-current assets

The carrying values of non-current assets are reviewed for impairment, either on a stand-alone basis or as part of a larger CGU, when events or changes in circumstances indicate the carrying value may be impaired. The Company assesses at each reporting date whether any such events or changes in circumstances exist. Additionally, goodwill, intangible assets with indefinite useful lives and intangible assets which are not yet available for use are tested for impairment annually. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash inflows, for Olink this is Analysis Services and Kits. Any provision for impairment is charged to the consolidated statement of income in expense categories consistent with the function of the impaired asset.

Impairments of goodwill are not reversed. Impairment losses on other non-current assets are only reversed if there has been a change in estimates used to determine recoverable amounts and only to the extent that the revised recoverable amounts do not exceed the carrying values that would have existed, net of depreciation or amortization, had no impairments been recognized.

x.Inventories

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

The Group estimates the recoverability of inventory by referencing estimates of future demands and product life cycles, including expiration. The Group periodically analyses its inventory levels to identify inventory that may expire prior to expected usage or no longer meets quality specifications. Raw materials and finished goods within 180 days of expiration are considered slow moving and are considered obsolete when they are past the expiration date. When we have identified inventories to be in excess or obsolete, we write down the value of those inventories to their net realizable value based upon judgment and estimates about future demand and market conditions.

The Group develops new antibodies to be added to our Kit products. For these antibodies, the outcome of the process is uncertain due to the nature of the materials and process for creating them. The Group determines the cost of inventory using the historical success rate, updated regularly, based on internal testing of technical feasibility and expenses the cost to research and development expenses in the consolidated statement of income for the portion expected to not be successful. Direct and indirect manufacturing costs incurred during research and development activities are expensed to research and development expense in the consolidated statement of income as consumed.

xi.Financial instruments

Financial assets

The Group’s financial assets are comprised of cash and cash equivalents, trade and other receivables, restricted cash and other non-current assets. All financial assets are recognized initially at fair value. Purchases and sales of financial assets are recognized on the settlement date, being the date upon which the Group commits to purchase or sell the asset.

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

When a trade receivable is determined to have no reasonable expectation of recovery it is written off against any ECL allowance available and then to selling expenses in the consolidated statement of income. Subsequent recoveries of amounts previously provided for or written off are credited selling expenses.

Cash at bank and in hand and restricted cash

Cash at bank and in hand are measured at amortized cost and includes cash on hand and call deposits with financial institutions.

Restricted cash includes deposits with contractual restrictions, fully restricting access to the principal amount. Only interest income from these deposits is available for use. Classification as current or non-current depends on the remaining restriction period. Refer to Note 16 for amounts and classification.

Financial liabilities

The Group’s financial liabilities include trade and other payables, loans and borrowings, and other liabilities. All financial liabilities, except lease liabilities, are recognized initially at fair value.

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

xii.Share-based payments

The Group operates restricted stock unit awards (RSU) and equity-settled stock option plans (ISO) under which the Group receives services from employees, officers and directors as consideration for equity instruments. Information relating to these schemes is set out in Note 21.

The fair value of the share-based payments is established on the closing price of ADS's of the Company on NASDAQ for the RSU's at grant date and using the Black-Scholes option pricing model for the ISO's. The number of RSU's and ISO's expected to vest are estimated on the grant date and subsequently revised on each reporting date.

Stock options

The fair value of options granted under the stock options program, adjusted for expectations related to forfeitures, is recognized as an employee benefits expense in selling, administration, and research and development expenses in the consolidated statement of income, with a corresponding increase in other contributed capital over the vesting period.

The total expense is recognized over the vesting period of four years, which is the period over which the vesting conditions are to be satisfied. At the end of each period, the Company revises its estimates of the number of options that are expected to vest based on the service conditions. It recognizes the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to contributed capital.

Restricted stock units

Under the employee restricted stock units scheme, the RSU’s will vest during a four-year period and new shares will be issued when the RSU vest for no cash consideration. Over the vesting period, the market value of the RSU’s is recognized as an employee benefits expense in selling, administration, research and development, and cost of revenue in the consolidated statement of income, with a corresponding increase in contributed capital.

The total expense is recognized over the vesting period of four years, which is the period over which the vesting conditions are to be satisfied. At the end of each period, the Company revises its estimates of the number of RSU's that are expected to vest based on the service conditions. It recognizes the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to contributed capital.

xiii.Current and deferred income tax

Income taxes are accounted for using the liability method of accounting. Current income tax is provided at the amounts expected to be paid, applying tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax assets and liabilities are determined based on deductible or taxable temporary differences between the amounts reported for consolidated financial statement purposes and the tax values of the assets and liabilities using enacted or substantively enacted tax rates that will be in effect for the year in which the differences are expected to be recovered or settled. Deferred tax assets and liabilities are recognized in earnings, in other comprehensive income or in equity based on the classification of the item to which they relate. Temporary differences attributable to the following assets and liabilities are not provided for:

•the initial recognition of goodwill,
•the initial recognition (other than in business combinations) of assets or liabilities that affect neither accounting nor taxable profit,
•differences related to investments in subsidiaries, associated companies and joint ventures to the extent that they will probably not reverse in the foreseeable future, and for which the Company is able to control the timing of the reversal of the temporary differences.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. In the calculation of deferred taxes, enacted or substantively enacted tax rates are used for the individual tax jurisdictions.

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

In the process of applying the Group’ accounting policies, management has made the following judgements and estimates, which have the most significant effect on the amounts recognized in the consolidated Group financial statements:

Impact of ongoing conflicts

We are continuing to closely monitor how the armed conflict between Russia and Ukraine, as well as the Israel-Hamas conflict, are affecting our business. As of December 31, 2023, we concluded there was no evidence of material changes to recoverability risk of business assets, including deferred tax assets and trade receivables. Olink does not have significant sales or direct supply from Russia, Belarus, Ukraine, or the proximate regions affected by the Israel-Hamas conflict, though the impact from the armed conflicts on macro-economic conditions is currently unknown and could in the future have a negative effect on our results of operations, cash flows, financial condition or growth plans.

We continue to closely monitor our IT systems based on the general risk of potential cyberattacks by state or quasi-state actors as a result of the conflict between Russia and Ukraine.

3.1.Share-based compensation

Key sources of estimation uncertainty
The Group estimates the cost of equity-settled transactions with employees and non-employees by reference to the fair value of the equity instruments at the date at which they are granted. The assumptions and models used for estimating the fair value of share-based compensation transactions are disclosed in Note 21. The Group also estimates a forfeiture rate to calculate the stock-based compensation expense for the awards. The forfeiture rate is estimated based on an analysis of actual forfeitures.

3.2. Impairment of Goodwill and Indefinite Lived Asset

Key sources of estimation uncertainty
In accordance with the accounting policy described in "ix" in Note 2.3, the Group annually performs an impairment test on goodwill and indefinite lived assets. The recoverable amount of each CGU has been determined based on its value in use calculation, which includes estimates about their future financial performance based on cash flows approved by management.

Accounting Judgement
Asset impairment requires managements judgement, particularly in assessing factors such as our ability to continue developing and expanding products and services offered to address emerging business demands, and our ability to hire and retain qualified professionals can affect future cash flows, and actual results might differ from future cash flows used in the goodwill impairment test. The assumptions used for estimating fair value and assessing available headroom based on conditions that existed at the testing date are disclosed in note 12. Historically, the Company has not recorded an impairment charge on goodwill.

3.3.Deferred Taxes

Accounting Judgement
The Group has recognized deferred tax assets for fiscal loss carry-forwards, and deductible temporary differences. The Group considers the analysis of forecast and future tax planning strategies. Estimates of taxable profit are made based on the forecast which are aligned with goodwill impairment testing assumptions, on an undiscounted basis. Management judgement is required concerning uncertainties that exist with respect to the timing of future taxable income required to recognize a deferred tax asset. At period end, we assess whether there is convincing evidence that the Group will generate future taxable income against which deferred tax assets can be utilized and, thus, that recovery is probable. See Note 9.

3.4Leases

Key sources of estimation uncertainty
The discount rate is used to determine the initial carrying amount of the lease liabilities and the right-of-use assets. The Group cannot readily determine the interest rate implicit in the lease, therefore, it uses its IBR to measure lease liabilities. The Group estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates.

Accounting Judgement

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

3.5Development costs
Accounting Judgement
The Group has a process to determine whether development costs meet the criteria for capitalization. However, based on management’s judgement and the nature of the development activities, such criteria and in particular technical and economic feasibility is normally not met until the development phase is complete.

4.Financial risk management

Financial risk factors

The Group's activities are subject to several financial risks: market risk (including currency risk and interest rate risk), credit risk and liquidity risk. The Group strive to minimize potential unfavorable effects from these risks on the Group´s financial results.

The aim of the Group´s financial operations is to:

•Ensure that the Group can meet their financial obligations timely,
•Manage financial risks, and
•Ensure a supply of necessary financing.

The Group´s risk management is predominantly controlled by senior management.

Market risk - Currency risk (transaction risk)

The Group operates internationally and are exposed to currency risk where invoicing is made in a currency other than the functional currency of the relevant Group entity. Primarily, the Group is exposed to currency risk in Group companies with SEK as the functional currency. The primary risks in these companies are USD/SEK, EUR/SEK, GBP/SEK and JPY/SEK due to sales (trade receivables and royalties) and purchases (trade payables and accrued expenses). Mitigation of this risk occurs naturally by matching expenses and obtaining borrowings, as required, in the same foreign currency. The currency risk is monitored on a regular basis. The Group has not entered into derivative currency instruments during the reported period.

Exposure

The Group's primary exposure to foreign currency risk at the end of the reporting period was as follows:

	As of December 31, 2023
Amounts in thousands of USD	U.S.$	EUR	GBP	JPY
Trade receivables	$10,803	$13,054	$5,287	$3,272
Trade payable	7,083	3,916	122	—
Royalties	4,730	—	58	—
Accrued expenses	3,352	965	55	—

	As of December 31, 2022
Amounts in thousands of USD	U.S.$	EUR	GBP	JPY
Trade receivables	$18,095	$8,509	$1,912	$1,403
Trade payable	2,258	1,183	8	2
Royalties	2,321	—	—	—
Accrued expenses	1,553	2,167	18	—

Sensitivity

The following table demonstrates the sensitivity to a reasonably possible change in USD, EUR, GBP and JPY against SEK as of December 31, 2023 and 2022, with all other variables held constant. The impact on the Group’s loss before tax is due to changes in the fair value of monetary item assets and monetary liabilities. There is no additional impact on the components of equity because the Group did not have any item that directly affected equity. The Group’s exposure to foreign currency changes for all other currencies than SEK is not material.

The below analysis is based on a foreign currency rate changes of 3% on the USD, EUR, GBP and JPY.

The Group's risk exposure in foreign currencies:

As of December 31, 2023
Impact of non-functional currency foreign exchange exposures (Amounts in thousands of USD)	(Increase)/decrease in loss before tax
USD/SEK exchange rate - increase 3%	(83)
USD/SEK exchange rate - decrease 3%	83
EUR/SEK exchange rate - increase 3%	237
EUR/SEK exchange rate - decrease 3%	(237)
GBP/SEK exchange rate - increase 3%	148
GBP/SEK exchange rate - decrease 3%	(148)
JPY/SEK exchange rate - increase 3%	96
JPY/SEK exchange rate - decrease 3%	(96)

As of December 31, 2022
Impact of non-functional currency foreign exchange exposures (Amounts in thousands of USD)	(Increase)/decrease in loss before tax
USD/SEK exchange rate - increase 3%	406
USD/SEK exchange rate - decrease 3%	(406)
EUR/SEK exchange rate - increase 3%	151
EUR/SEK exchange rate - decrease 3%	(151)
GBP/SEK exchange rate - increase 3%	57
GBP/SEK exchange rate - decrease 3%	(57)
JPY/SEK exchange rate - increase 3%	42
JPY/SEK exchange rate - decrease 3%	(42)

Market risk - Interest-rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

As of December 31, 2023, the Group does not have any outstanding debt or other debt structures other than leasing. The Group does not hold any fixed-income investments.

Interest rate derivative instruments were not used by the Group during the reported periods.

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily trade receivables) and from its investing activities, including deposits with banks and financial institutions and foreign exchange transactions. Credit risk relates primarily to customer credit limits, which are subject to certain credit rating rules and authorization processes. However, the majority of the Group customer base tend to be blue chip global companies and therefore such customers usually have strong credit ratings. Group’s sales are concentrated such that 43% of sales in 2023 and 45% of sales in 2022 are with customers based in the U.S.

The maximum default risk for the Group is equivalent to the net receivables reported in the Consolidated Financial Statements. The Group have historically almost non-existent credit losses and based on historical data together with a forward-looking assessment, the 2023 expected credit loss for trade receivables is disclosed in Note 18, ‘Trade receivables’.

The Group´s cash at bank is held in Investment Grade credit rated banks. To mitigate the counterparty risk cash is distributed among different banks and it is monitored on a regular basis.

Other financial assets at amortized cost include rental deposits. The credit risk for other financial assets at amortized cost as at December 31, 2023 and 2022 is not material and no credit loss reserve has been recognized.

Liquidity risk

Cash at bank allows the Group to meet its liquidity risk obligations as they come due. Following the Initial Public Offering of the Group in March, 2021 the liquidity risk has been managed by cash at bank deposits.

The following table includes an analysis of the Company’s financial liabilities, grouped according to their maturity dates based on contractual undiscounted payments and considers the period remaining until their contractual maturity date as at December 31, 2023 and 2022:

	amounts in thousands USD
As per December 31, 2023	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Lease liabilities (Note 15.1)	32,721	4,145	11,285	8,077	9,214
Accounts payable (Note 15.2)	18,758	18,758	—	—	—
Salaries and wages (Note 15.2)	9,530	9,530	—	—	—
Royalties (Note 15.2)	5,043	5,043	—	—	—
Accrued expenses (Note 15.2)	8,021	8,021	—	—	—

As per December 31, 2022	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Lease liabilities (Note 15.1)	11,187	2,161	3,390	2,866	2,770
Accounts payable (Note 15.2)	6,885	6,885	—	—	—
Salaries and wages (Note 15.2)	10,185	10,185	—	—	—
Royalties (Note 15.2)	2,321	2,321	—	—	—
Accrued expenses (Note 15.2)	6,925	6,925	—	—	—

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

5.Segment and revenue information

5.1Description of segments and principal activities

Operating segments are reported based on the financial information provided to the Chief Executive Officer (“CEO”). The CEO is identified as the Chief Operating Decision Maker (“CODM”) of the Company. The CODM monitors the operating results of its operating segments separately for the purpose of making decisions about resource allocation and performance assessment. Evaluation of segment performance is primarily based on revenue growth. The CODM monitors the operating segments based on revenue growth and gross profit under two segments: Kit and Service. All other operating segments have been aggregated and are included within the "All other segments" heading.

The Group’s research and development activities, sales & administrative activities, financing (including finance costs, finance income and other income) and income taxes are managed on a corporate basis and are not allocated to operating segments.

Capital expenditure consists of additions of property, plant and equipment and intangible assets.

5.2Revenue and Gross Profit

The following tables presents the Company’s key financial information by segment:

Amounts in thousands of USD	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
Kit
Revenue from external customers	$87,493	$55,091	$26,797
Cost of revenue	(14,946)	(7,131)	(4,112)
Gross profit	$72,547	$47,960	$22,685
Service
Revenue from external customers	66,048	73,012	60,221
Cost of revenue	(28,191)	(31,776)	(28,299)
Gross profit	$37,857	$41,236	$31,922
Total segments
Revenue from external customers	153,541	128,103	87,018
Cost of revenue	(43,137)	(38,907)	(32,411)
Gross profit	$110,404	$89,196	$54,607
All other segments
Revenue from external customers	16,056	11,745	7,955
Cost of revenue	(11,999)	(6,442)	(4,353)
Gross profit	$4,057	$5,303	$3,602
Consolidated
Revenue from external customers	169,597	139,848	94,973
Cost of revenue	(55,136)	(45,349)	(36,764)
Gross profit	$114,461	$94,499	$58,209

5.3Disaggregation of revenue from contracts with customers

The Group is domiciled in Sweden.The Group derives revenue primarily from the sales of own-produced finished goods and services in the following geographical regions, based on location of the customers:

for the year ended December 31, 2023	Kit	Services	All other segments	Total
amounts in thousands USD
Sweden	$8,171	$6,724	$531	$15,426
United States	32,151	36,148	5,343	73,642
Americas (excluding US)	3,742	523	858	5,123
EMEA (excluding Sweden)	28,161	20,055	5,495	53,711
China	7,058	69	2,520	9,647
Japan	4,906	1,832	262	7,000
Rest of world	3,304	697	1,047	5,048
Total	$87,493	$66,048	$16,056	$169,597

for the year ended December 31, 2022	Kit	Services	All other segments	Total
amounts in thousands USD
Sweden	$3,903	$2,277	$529	$6,709
United States	22,892	35,808	4,707	63,407
Americas (excluding US)	2,247	350	512	3,109
EMEA (excluding Sweden)	17,287	30,576	3,118	50,981
China	2,968	29	1,744	4,741
Japan	2,353	2,395	265	5,013
Rest of world	3,442	1,576	871	5,889
Total	$55,091	$73,012	$11,745	$139,848

for the year ended December 31, 2021	Kit	Services	All other segments	Total
amounts in thousands USD
Sweden	$2,072	$3,155	$1,467	$6,694
United States	11,053	26,954	2,848	40,855
Americas (excluding US)	1,117	151	220	1,488
EMEA (excluding Sweden)	10,381	26,612	1,754	38,747
China	1,908	$148	717	2,773
Japan	182	2,605	195	2,982
Rest of world	84	596	754	1,434
Total	$26,797	$60,221	$7,955	$94,973

There were no customers in the Group in 2023, 2022 or 2021 periods that individually exceeded 10% of total revenue.

5.4Non-current assets by geography

Sweden is regarded as being the Company’s country of domicile. Non-current assets, excluding financial instruments and deferred tax asset, are distributed by geography as follows:

Amounts in thousands USD	As of December 31,
	2023	2022
Sweden	$300,865	$270,557
Rest of World	14,842	11,868
Total	$315,707	$282,426

6.Operating expenses by nature

Amounts in thousands USD	for the year ended December 31, 2023	for the year ended December 31, 2022	for the year ended December 31, 2021
Included in costs of revenue
Cost of inventories recognized as an expense	$41,793	$33,020	$28,988
Depreciation of tangible assets (Note 13, 14.2)	3,229	2,960	2,964
Amortization of intangible assets (Note 12)	1	57	28
Employee compensation (Note 7)	10,113	9,312	4,783
Included in selling expenses
Depreciation of tangible assets (Note 13, 14.2)	969	727	537
Amortization of intangible assets (Note 12)	—	—	2
Employee compensation (Note 7)	41,272	33,580	23,077
Included in administrative expenses
Depreciation of tangible assets (Note 13, 14.2)	2,427	1,425	463
Amortization of intangible assets (Note 12)	8,701	8,929	10,455
Employee compensation (Note 7)	24,606	17,234	7,191
Included in research and development expenses
Depreciation of tangible assets (Note 13, 14.2)	1,346	1,003	749
Amortization of intangible assets (Note 12)	2,327	2,225	604
Employee compensation (Note 7)	14,221	11,127	8,613

7.Employee Compensation

The Group operate defined-contribution plans for the benefit of its employees. The Group has no further payment obligations once the contributions have been paid. The Group’ contributions to defined contribution plans are expensed as incurred.

Amounts in thousands USD	for the year ended December 31, 2023	for the year ended December 31, 2022	for the year ended December 31, 2021
Salaries and wages	$60,168	$47,478	$32,307
Share-based payments	11,060	8,047	2,524
Social security costs	13,408	11,337	6,148
Pension costs - defined contribution plans	5,576	4,390	2,685
Total employee benefits cost	$90,212	$71,252	$43,664

For information about stock-based compensation, please see note 21.

8.Financial income and expenses

The following table shows a reconciliation of financial income and expense. Interest expense on loans and other borrowings during 2021 relates to the shareholder loan and loan facilities, and interest expense on lease liabilities relates to our property and equipment leases, described in note 15.

Amounts in thousands USD	for the year ended December 31, 2023	for the year ended December 31, 2022	for the year ended December 31, 2021
Interest income from cash at bank and in hand	$6,514	$1,159	$98
Interest expense on loans and other borrowings	(10)	(31)	(1,760)
Interest expense on lease liabilities	(847)	(500)	(386)
Total interest income/(expense)	5,657	628	(2,048)
Foreign exchange gain on cash at bank and in hand	4,137	14,059	1,874
Other financial income/(expenses)	578	508	(1,719)
Financial items - net	$10,372	$15,195	$(1,893)

9.Income tax

Items reported for income taxes include a reasonable estimate of the impact of the material aspects of the Swedish tax rate reduction which was signed into law on June 14, 2018, on the deferred tax assets and liabilities. Swedish tax rules reduced the corporate income tax from 21.4% to 20.6% from January 1, 2021. The major components of income tax benefit (expense) for the periods ended December 31, 2023, 2022, 2021 are as follows:

Amounts in thousands USD	for the year ended December 31, 2023	for the year ended December 31, 2022	for the year ended December 31, 2021
Current tax:
Current tax on profit for the year	$(1,592)	$(1,570)	$(308)
Deferred income tax
(Decrease)/increase in deferred tax assets	8,272	2,726	5,324
Decrease/(increase) in deferred tax liabilities	1,625	1,400	3,190
Total deferred tax expense/(benefit)	9,897	4,126	8,514
Income tax (expense)/benefit	$8,305	$2,556	$8,206

A reconciliation between reported tax expense for each period and the theoretical tax expense that would arise when applying statutory tax rate in Sweden, 20.6%, on the Company loss before taxes, is shown in the table below:

Amounts in thousands USD	for the year ended December 31, 2023	for the year ended December 31, 2022	for the year ended December 31, 2021
Loss before tax	$(39,905)	$(15,407)	$(46,545)
Income tax calculated according to tax rate in Sweden 20.6%	8,220	3,174	9,588
Tax effects from:
Non-deductible costs	(174)	(29)	(1,542)
Previously unrecognized tax losses used to reduce current tax expenses	—	—	184
Differences in overseas tax rates	(53)	40	(24)
Adjustments in respect of income tax of previous years	(162)	(275)	—
Other	474	(354)	—
Income tax	$8,305	$2,556	$8,206

Deferred tax balances

Deferred tax assets and liabilities of the Company are shown in the table below:

Deferred tax assets	Lease Liabilities	Tax losses	Other	Total
	Amounts in thousands USD
Balance as of January 1, 2021	$37	$—	$—	$37
Recognized in the statement of comprehensive income	113	4,935	276	5,324
Recognized in statement of Equity	—	3,825	—	3,825
Exchange differences	(6)	(223)	134	(95)
Balance as of December 31, 2021	$144	$8,537	$410	$9,091
Recognized in the statement of comprehensive income	83	743	1,899	2,725
Recognized in statement of Equity	—	—	266	266
Exchange differences	(18)	(1,136)	(82)	(1,236)
Balance as of December 31, 2022	$209	$8,144	$2,493	$10,846
Recognized in the statement of comprehensive income	93	6,830	1,349	8,272
Recognized in statement of Equity	—	1,054	499	1,553
Exchange differences	3	171	440	614
Balance as of December 31, 2023	$305	$16,199	$4,781	$21,285

Deferred tax liabilities	Deferred tax on untaxed reserves	Intangibles & Inventory Valuation	Other Temporary Differences	Total
	amounts in thousands USD
Balance as of January 1, 2021	$1,170	$31,481	$542	$33,193

Recognized in the statement of comprehensive income	(1,116)	(2,206)	133	(3,189)
Net from deferred tax asset	—	—	—	—
Exchange differences	(54)	(2,864)	6	(2,912)
Balance as of December 31, 2021	$—	$26,411	$681	$27,092
Recognized in the statement of comprehensive income	—	(1,859)	459	(1,400)
Exchange differences	—	(3,480)	(16)	(3,496)
Balance as of December 31, 2022	$—	$21,072	$1,124	$22,196
Recognized in the statement of comprehensive income	—	(1,785)	159	(1,626)
Exchange differences	—	732	—	732
Balance as of December 31, 2023	$—	$20,019	$1,283	$21,302

The Group has tax losses that arose in Sweden of $77,091 thousand (2022: $40,683 thousand) that are available indefinitely for offsetting against future taxable profits of the entities in which the losses arose. It also has tax losses related to interest expense deductions that arose in Sweden of $15,047 thousand (2022: $14,924 thousand) that are available for up to 6 years for offsetting against future taxable profits of the entities in which the deduction arose. The year on year movement on tax losses related to interest expense deductions is solely related to changes in foreign exchange.

Based on management's projections regarding future taxable profits, the Group has recognized deferred tax assets for the former but not for the latter because it is not currently probable that the entities in which the loss arose will be able to generate sufficient taxable profits before these entities taxable deduction offsets expire after 6 years. Furthermore, these taxable deductions are not available to other group entities where profits are expected to arise. In evaluating the probability of realizing the deferred tax assets, the Company considered all available positive and negative evidence of future taxable income, including past operating results and forecasted market growth and earnings. During 2023, a gross movement of $10,439 thousand (2022 $1,755 thousand) was recorded in the deferred tax asset with a net impact of $8,272 thousand (2022 $2,725 thousand) on the annual results. If the Company were able to recognize all unrecognized deferred tax assets, net profit would increase by $3,100 thousand (2022: $3,074 thousand).

10.Investments in subsidiaries

The Company had the following subsidiaries as per December 31, 2023 and 2022:

		Country of registration and operation	Share of common shares owned by the Company (%)
Name	Principle Activities		2023	2022
Olink Finance AB	Cash management	Sweden	100%	100%
Olink OldCo AB	Other operational activities	Sweden	100%	100%
Olink Proteomics AB	Sales, production, and research & development	Sweden	100%	100%
Agrisera AB	Production, and research & development	Sweden	100%	100%
Olink Proteomics Inc.	Sales of services and distribution services	USA	100%	100%
Olink Proteomics Ltd	Marketing coordination and sales services	UK	100%	100%
Olink Proteomics B.V	Marketing coordination and sales services	Netherlands	100%	100%
Olink Proteomics GmbH .	Marketing coordination and sales services	Germany	100%	100%
Olink Proteomics KK	Marketing coordination and sales services	Japan	100%	100%
Olink Biotech (Shanghai) Co., Ltd	Distribution, marketing coordination and sales services	China	100%	100%
Olink Proteomics SAS	Marketing coordination and sales services	France	100%	100%
Olink Proteomics SG Pte. Ltd.	Marketing coordination and sales services	Singapore	100%	N/A

11.Business combination
Acquisitions in 2023
No acquisitions were made in 2023 or in the preceding two fiscal years.

12.Goodwill and other intangible assets

Changes in goodwill and other intangible assets for the Company periods are as follows:

Amounts in thousands USD	Goodwill	Customer relation	Technology	Brand and Licenses	Development Cost	Total
Cost
As of January 01, 2022	$168,431	$41,272	$89,644	$26,266	$11,342	$336,955
Additions	—	—	—	77	1,300	1,377
Translation differences	(22,486)	(5,510)	(11,968)	(3,506)	(1,573)	(45,043)
As of December 31, 2022	$145,945	$35,762	$77,676	$22,837	$11,069	$293,289
Additions	—	—	—	—	2,268	2,268
Reclassifications	—	—	—	—	349	349
Translation differences	5,748	1,409	3,059	899	568	11,683
As of December 31, 2023	$151,693	$37,171	$80,735	$23,736	$14,254	$307,589
Amortization and impairment
As of January 01, 2022	$—	$11,518	$16,876	$55	$382	$28,831
Amortization	—	3,704	5,363	88	2,056	11,211
Translation differences	—	(1,665)	(2,438)	(9)	(121)	(4,233)
As of December 31, 2022	$—	$13,557	$19,801	$134	$2,317	$35,809
Amortization	—	3,522	5,098	157	2,252	11,029
Reclassifications	—	—	—	—	46	46
Translation differences	—	729	1,062	14	219	2,024
As of December 31, 2023	$—	$17,808	$25,961	$305	$4,834	$48,908
Net Book Value
As of December 31, 2023	$151,693	$19,363	$54,774	$23,431	$9,420	$258,681
As of December 31, 2022	$145,945	$22,205	$57,875	$22,703	$8,752	$257,480

12.1Test of goodwill and indefinite lived assets impairment

For impairment testing, goodwill acquired through business combinations and brands with indefinite useful lives are allocated to the Kit and Services CGUs, which are reportable segments.

	Amounts in thousands USD
As of December 31, 2023	Kit	Services	Total
Goodwill	$121,006	$30,687	$151,693
Brands	13,840	9,139	22,979

As of December 31, 2022	Kit	Services	Total
Goodwill	$116,274	$29,671	$145,945
Brands	13,291	8,817	22,108

The recoverable amounts of the CGUs’ value-in-use calculation is based on cash flow projections from financial budgets approved by senior management covering a ten-year period. The forecast period exceeds 5 years since the market for Olink's products is a relatively new market and we expect strong growth over the next 10 years.

The discount rates used in 2023 and 2022 are based on the Company’s WACC of 14% and 17% respectively, as both CGUs have integrated operations across the business. The discount rate is adjusted where appropriate for specific segment, country and currency risks. The valuation methodology uses significant inputs which are not based on observable market data; therefore, this valuation technique is classified as level 3 in the fair value hierarchy.

Details relating to the discounted cash flow models used in the impairment tests of the Kit and Services CGUs are as follows:

Valuation basis	Value in use
Key assumptions	•Sales growth rates •Profit margins •Terminal growth rate •Discount rate
Determination of assumptions
•Sales growth rates are internal forecasts based on both internal and external market information

•Profit margins are internal forecasts based on both internal and external market information

•Terminal growth rates based on management’s estimate of future long-term average growth rates

•Discount rates based on the Company’s WACC, adjusted where appropriate.

Period of specific projected cash flows	10 years
Terminal growth rate and discount rate	Terminal growth rate		Discount rate 2023/2022
	Kit and Services CGUs	2% per annum	14%/ 17%

The Company performed its annual goodwill impairment test for each of its reporting units during the fourth quarter in 2023 and 2022 using a discounted cash flow analysis, concluded that the recoverable amounts of all of its reporting units were in excess of their carrying values. No impairment of goodwill was required.

The discounted cash flow analysis includes management’s current assumptions as to future cash flows and long-term growth rates. A sensitivity analysis including all key assumptions is performed and management believe that no reasonably possible change in any of the above key assumptions would cause the carrying value to materially exceed the recoverable value. For all cash generating units there is sufficient headroom before any changes in key assumptions would cause a valuation adjustment. The performed sensitivity analysis demonstrates that the value of goodwill and other intangible assets with indefinite useful life is more than defensible even if the discount rate is increased with one and a half percentage points and if the growth rate after the forecast period is decreased with two percentage points for all cash generating units. Even forecasts for sales growth and profit margins are included in the sensitivity analysis and no reasonable changes in these would cause a need of impairment.

13.Property, plant and equipment

Changes in property, plant and equipment for the Group are as follows:

Amounts in thousands USD	Buildings	Leasehold improvement	Plant and machinery	Furniture, fittings and equipment	Construction in progress for property, plant and equipment	Total
Cost
As of January 01, 2022		$3,323	$8,035	$3,591	$753	$15,702
Additions	—	855	2,302	1,722	2,414	7,293
Transfers	—	(117)	353	106	(342)	—
Disposals	—	(74)	(220)	(740)	—	(1,034)
Translation differences	—	(25)	(763)	(405)	(93)	(1,286)
As of December 31, 2022	$—	$3,960	$9,707	$4,275	$2,733	$20,675
Additions	—	2,470	4,978	1,727	9,817	18,992
Transfers	452	2,930	1,820	2,570	(8,121)	(349)
Disposals	—	(3)	(536)	(38)	—	(577)
Translation differences	14	215	623	318	35	1,205
As of December 31, 2023	$466	$9,572	$16,592	$8,851	$4,463	$39,944
Amortization and impairment
As of January 01, 2022	$—	$75	$1,603	$1,328	$—	$3,006
Depreciation for the period	—	722	1,814	594	—	3,130
Transfers	—	(24)	—	24	—	—
Disposals	—	—	(14)	(191)	—	(205)
Translation differences	—	(2)	(137)	(173)	—	(312)
As of December 31, 2022	$—	$771	$3,266	$1,582	$—	$5,619
Depreciation for the period	18	1,232	2,406	797	—	4,453
Transfers	—	(2)	680	(726)	—	(48)
Disposals	—	—	(421)	43	—	(378)
Translation differences	2	17	164	77	—	260
As of December 31, 2023	$20	$2,017	$6,095	$1,773	$—	$9,905
Net Book Value
As of December 31, 2023	$446	$7,555	$10,497	$7,078	$4,463	$30,039
As of December 31, 2022	$—	$3,189	$6,441	$2,693	$2,733	$15,056

14.Leases

The Group is a lessee

The Group have lease contracts for various items of property and production equipment used in its operations. Lease terms for properties and equipment are generally up to 10 years. Certain leases include extension and termination options. These options are negotiated by management to provide flexibility in managing the leased-asset portfolio and align with the Group's business needs. The Group has not signed any material contracts that have not yet started as of December 31, 2023.

For the year ended December 31, 2023 and 2022, the Group had lease contracts with lease terms of 12 months or less. The Group applied the ‘short term lease’ recognition for these leases. The Group had leases pertaining to assets of low value, such as office equipment. The Group applied the ‘lease of low-value assets’ recognition exemptions in IFRS 16 for these leases, meaning the value of these contracts is not part of the right-of-use asset or leases liability.

14.1Amounts recognized in the consolidated balance sheet

Amounts in thousands USD	As of December 31, 2023	As of December 31, 2022
Right-of-use assets
Property	$26,320	$8,804
Equipment	667	1,087
Total assets	$26,987	$9,891
Lease liabilities
Current (Note 15.1)	4,024	2,113
Non-current (Note 15.1)	22,765	7,322
Total liabilities	$26,789	$9,435

The additions of right-of-use assets during the Group periods ended December 31, 2023 and 2022 were $20,145 thousand and $4,908 thousand, respectively.

14.2Amounts recognized in the consolidated statement of income related to leases

Amounts in thousands USD	for the year ended December 31, 2023	for the year ended December 31, 2022	for the year ended December 31, 2021
Depreciation charge of right-of-use assets
Property	$3,099	$2,577	$1,611
Equipment	419	407	1,068
Total depreciation of right-of-use-assets	3,518	2,984	2,679
Interest expense (included in finance cost, Note 8)	847	500	386
Total amount recognized in net loss for the period	$4,365	$3,484	$3,065

No significant variable lease payments that are not included in the lease liability have been identified for the Group. Short term lease payments and payments on low value lease assets were $233 thousand for the year ended December 31, 2023 and $436 thousand for the year ended December 31, 2022.

The total cash outflow for leases during the periods ended December 31, 2023 and 2022 were $2,683 thousand and $2,908 thousand, respectively. The maturity analysis of lease liabilities for the Company is disclosed in Note 4.1.

15.Financial instruments per category

The following tables present the Group’s financial instruments per category

Amounts in thousands USD	As of December 31, 2023	As of December 31, 2022
Current asset instruments at amortized cost
Trade receivables	$62,795	$52,743
Total current asset instruments at amortized cost	62,795	52,743
Non-current asset instruments at amortized cost
Other non-current receivables	1,794	571
Total non-current asset instruments at amortized cost	1,794	571
Total financial assets	$64,589	$53,314

15.1Financial liabilities: Interest-bearing loans and borrowings

Amounts in thousands USD	Interest Rate	Maturity	As of December 31, 2023
Current interest-bearing loans and borrowings
Lease Liabilities (Note 14)	2.5%-11%	2024	$4,024
Non-current interest-bearing loans and borrowings
Lease Liabilities (Note 14)	2.5%-11%	2024-2033	$22,765
Total interest-bearing loans and borrowings			$26,789

Amounts in thousands USD	Interest Rate	Maturity	As of December 31, 2022
Current interest-bearing loans and borrowings
Lease Liabilities (Note 14)	2.50%-11%	2023	$2,113
Non-current interest-bearing loans and borrowings
Lease Liabilities (Note 14)	2.50%-11%	2023-2032	$7,322
Total interest-bearing loans and borrowings			$9,435

Other interest-bearing loan facility

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

On March 30, 2021, we repaid $65.6 million of outstanding loan facilities plus accrued interest of $1.9 million using the net proceeds from the offering and had no outstanding loan balances. As of December 31, 2023, we had $121.0 million in cash at bank, restricted cash of $1.4 million (see note 16) and no outstanding loan balances.

15.2Other financial liabilities

Amounts in thousands USD	As of December 31, 2023	As of December 31, 2022
Other financial liabilities at amortized cost
Accounts payable	$18,758	$6,885
Salaries and wages	9,530	10,185
Royalties	5,043	2,321
Accrued expenses	8,021	6,925
Total current financial liabilities	$41,352	$26,316

15.3 Changes in Liabilities attributable to financing activities

The following tables show changes in liabilities attributable to financing activities for the Group respectively:

Amounts in thousands USD	Current Interest bearing liabilities (excluding current lease liabilities)	Current lease liabilities	Non-current Interest bearing liabilities (excluding Non-current lease liabilities)	Non- current lease liabilities	Total liabilities from financing activities
Liabilities as of January 1, 2021	$—	$2,146	$61,675	$2,290	$66,111
Cash flows	—	(2,845)	(63,315)	—	(66,160)
Non cash-flow:
New leases	—	1,379	—	5,320	6,699
Foreign exchange adjustments	—	(133)	(58)	222	31
Other	—	2,405	1,698	(2,405)	1,698
Liabilities as of December 31, 2021	$—	$2,952	$—	$5,427	$8,379
Cash flows	—	(2,908)	—	—	(2,908)
Non cash-flow:
New leases	—	438	—	2,386	2,824
Foreign exchange adjustments	—	(78)	—	(272)	(350)
Other	—	1,709	—	(219)	1,490
Liabilities as of December 31, 2022	$—	$2,113	$—	$7,322	$9,435
Cash flows	—	(2,683)	—	—	(2,683)
Non cash-flow:
New leases	—	2,541	—	17,027	19,568
Foreign exchange adjustments	—	70	—	399	469
Other	—	1,983	—	(1,983)	—
Liabilities as of December 31, 2023	$—	$4,024	$—	$22,765	$26,789

16.Restricted cash and other non-current financial assets

Amounts in thousands USD	As of December 31, 2023	As of December 31, 2022
Restricted cash
Lease deposits and guarantees	1,376	—
Other non-current assets	418	571
Total	$1,794	$571

Restricted cash is mainly related to deposits held against the Group's new office in Uppsala, Sweden.

17. Inventories

Amounts in thousands USD	As of December 31, 2023	As of December 31, 2022
Raw materials	$20,288	$15,550
Work in-progress	28,159	19,955
Finished products	17,989	8,741
Total inventories at the lower of cost and net realizable value	$66,436	$44,246

The Group periodically analyses its inventory levels to identify inventory that may expire prior to expected usage or no longer meets quality specifications. When we have identified inventories to be in excess or obsolete, we write down the value of those inventories to their net realizable value based upon judgment and estimates about future demand and market conditions. A provision for slow-moving and obsolete inventory is made within Cost of revenue. As of December 31, 2022 the provision amounted to $707 thousand. As per December 31, 2023 the provision amounted to $841 thousand.

18. Trade receivables

Amounts in thousands USD	As of December 31, 2023	As of December 31, 2022
Current	$48,756	$42,057
1-30 days past due	5,934	$4,119
31-60 days past due	2,485	$2,687
61-90 days past due	1,904	$2,338
91+ days past due	5,838	$1,873
Gross carrying amount	$64,917	$53,074
Allowance for expected credit losses	(2,122)	(331)
Net carrying amount	$62,795	$52,743

Trade receivables, for the Group, are non-interest bearing and are generally on terms of 30 days to 90 days.
The Group maintains an allowance for ECL based on primarily historical data together with a forward-looking assessment but the Group have historically recognized almost non-existent credit losses. Of the total allowance of for expected credit losses as of December 31, 2023, $1,492 thousand is attributable to a single customer. This allocation reflects our evaluation of the credit risk associated with that customer's outstanding receivable balance.

The credit loss recognized in the Company periods ended December 31, 2023 and December 31, 2022 was $1,909 and $236 thousand, respectively.

19. Other receivables

Amounts in thousands USD	As of December 31, 2023	As of December 31, 2022
Value added tax and other tax receivables	$3,289	$2,320
Other items	153	242
Total	$3,443	$2,562

20. Share capital and Other contributed capital

As of December 31, 2023, the total number of authorized shares was 400,000,000 of which 124,342,715 were issued and outstanding. During 2023, 5,010,253 shares were issued associated with the public offering launched in January and 234,344 shares were issued associated with the vesting of RSUs in the incentive award plan.

The Company’s Share capital and Other contributed capital at December 31, 2023 consisted of the following:

	Number of shares	Share Capital (amounts in thousands USD)	Other Contributed Capital (amounts in thousands USD)
Common Shares	124,342,715	32,221	620,219
Total	124,342,715	32,221	620,219

The Company’s Share capital and Other contributed capital at December 31, 2022 consisted of the following:

	Number of shares	Share Capital (amounts in thousands USD)	Other Contributed Capital (amounts in thousands USD)
Common Shares	119,098,118	30,988	514,133
Total	119,098,118	30,988	514,133

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

New share issue and public offering

(A)New share issue
On March 29, 2022, the Company issued 91,056 shares, associated with the vesting of Restricted stock units ("RSU") in the incentive award plan.

(B)Public offering
On January 18, 2023 the Company launched a public offering of 5,831,028 ADS each representing one common share of the Company (the “ADSs”), consisting of 4,250,000 ADSs offered by the Company and 1,581,028 ADSs offered by certain selling shareholders of the Company (the “Selling Shareholders”). In addition, the Company granted the underwriters a 30-day option to purchase up to 874,654 additional ADSs. The Company did not receive any proceeds from the sale of the ADSs by the Selling Shareholders. The offering closed on January 23, 2023, with respect to the initial 4,250,000 ADSs offered by the company and 1,581,028 ADSs/shares offered by the selling stockholders. The option granted to the underwriters closed February 13, 2023 with a total of 760,253 ADSs offered by the company pursuant to the time period. The net proceeds from the offering were $96.2 million, after deducting the underwriting discounts, net of deferred taxes, and other public offering costs associated with the filing. The net proceeds of the public offering per the condensed consolidated statement of cash flows of $95.1 million do not reflect the non-cash movement related to the tax-deductible portion of the underwriter fees and other public offering costs.

(C)New share issue
On March 22, 2023, the Company issued 234,344 shares, associated with the vesting of RSUs in the incentive award plan. Following the new share issue, the Company has 124,342,715 shares outstanding.

The following chart shows a reconciliation of the movements in equity from December 31, 2021 through December 31, 2022 and from December 31, 2022 through December 31, 2023:

	Shares Outstanding (number)	Share Capital (amounts in thousands USD)	Other Contributed Capital (amounts in thousands USD)
Balance as of December 31, 2021	119,007,062	$30,965	$506,008
New Share Issuance	—	24	—
Share based remuneration program	91,056	—	8,125
Balance as of December 31, 2022	119,098,118	$30,989	$514,133
New Share Issuance	5,010,253	1,233	94,993
Share based remuneration program	234,344		11,094
Balance as of December 31, 2023	124,342,715	$32,221	$620,220

21. Stock-based compensation

On April 17, 2023 at the Annual General Meeting, our shareholders resolved to adopt two long term incentive programs, LTI I 2023 and LTI II 2023 and simultaneously amending our Amended and Restated 2021 Incentive Award Plan (the “Plan”). The amendment to the plan increased the maximum shares of stock available for issuance by 980,000 shares. The 2021 Incentive Award Plan was initially adopted by the company on March 16, 2021, and approved by the shareholders of the Company on March 16, 2021, in connection with approval by the Company’s shareholders of LTI 2021 (the “Original Plan”). The Original Plan was amended and restated on April 7, 2022 at the Annual General Meeting when our shareholders resolved to adopt two long-term incentive programs, LTI I 2022 and LTI II 2022. The principal purpose of the Plan is to attract, retain and motivate selected employees, consultants and directors through the granting of share-based compensation awards and cash-based performance bonus awards. The Company has prior to 2023 filed two registration statements on Form S-8 covering 1,085,900 shares under the Original Plan and an additional 594,403 common shares under the Amended and Restated 2021 Incentive Award Plan. Together with the amendment approved On April 17, 2023 a total of 2,660,303 shares are available for issuance pursuant to a variety of stock-based compensation awards, including stock option and restricted stock unit awards; provided, however, that no more than 2,660,303 additional shares may be issued. Shares available under all plans will, subject to the terms and conditions of the Plan, be issued when the awards under the respective program vest, subject to continued service, over a four-year period from the grant date, and, in case of stock options, upon the option holder exercising the option. The expiration date on stock options awarded under the programs is five years from grant date.

Incentive stock options

In connection with the closing of the initial public offering, the Company granted options to purchase an aggregate of 620,675 common shares out of the Original Plan, of which 442,789 options were granted to certain executive officers and directors, in each case with an exercise price equal to 125% of the initial public offering price of $20.00. During the second quarter of 2022, 107,074 options that had been approved at the Annual General Meeting on April 7, 2022, were awarded to certain executive officers and directors, in each case with an exercise price of $17.39 which is equal to 100% of the share price at grant date. During the second quarter of 2023, 99,480 options that had been approved at the Annual General Meeting on April 17, 2023, were awarded to certain executive officers and directors, in each case with an exercise price of $22.79 which is equal to 100% of the share price at grant date.

Such options shall vest over four years, subject to the terms and conditions of the Plan. The expiration date on the options is five years from grant date.

The share-based compensation cost is calculated according to the following: The employee stock options were granted free of charge and are accounted for as equity-settled share-based payment transactions. Fair value per option at grant date multiplied by the number of outstanding share options multiplied by the number of days passed and divided by the total number of days in the vesting period. To calculate fair value per share option at the grant date, the principles of the Black-Scholes model have been used. The expense associated with these stock options amounted to $0.9 million for the twelve months ended December 31, 2023. The expense associated with these stock options amounted to $1.2 million for the twelve months ended December 31, 2022.

The following table lists the inputs to the Black-Scholes models used for stock options for the years ended December 31, 2023, and 2022.

	2023	2022
Expected volatility (%)	70.6 - 72.5	61.2
Risk-free interest rate (%)	2.4	1.4
Expected life of stock options (years)	3 - 4.5	4
Share price at grant (US$)	22.79	17.39

A summary of stock option activity under the Company's Option Plans relating to awards to certain officers and directors as of December 31, 2023, and changes during the twelve months ended December 31, 2023 and December 31, 2022 , are as follows:

	Outstanding Stock Options	Weighted Average Exercise Price (USD)
Balance as of January 1, 2023	549,863	$23.52
Granted	99,480	22.79
Forfeited	(50,816)	23.95
Balance as of December 31, 2023	598,527	23.36

	Outstanding Stock Options	Weighted Average Exercise Price (USD)
Balance as of January 1, 2022	442,789	$25.00
Granted	107,074	17.39
Forfeited	—	—
Balance as of December 31, 2022	549,863	23.52

Restricted Stock Units

During 2022, 20,458 RSUs that had been approved at the Annual General Meeting on March 16, 2021 were awarded to employees currently employed by Olink under the 2021 Plan. During 2022, 607,866 RSUs that had been approved at the Annual General Meeting on April 7, 2022 were awarded to employees currently employed by Olink under the Plan. During 2023, 754,115 RSUs that had been approved at the Annual General Meeting on April 17, 2023 were awarded to employees currently employed by Olink under the Plan. 1,285,100 RSUs are outstanding as of December 31, 2023, of which 281,064 RSUs to our executive officers. The RSUs are measured based on the fair market value of the underlying ordinary shares on the date of grant. The RSUs will vest during a four-year period and new shares will be issued when the RSU’s vest.

The expense associated with these RSUs amounted to $12.6 million for the twelve months ended December 31, 2023. The expense associated with these RSUs amounted to $9.1 million for the twelve months ended December 31, 2022

The following is a summary of the RSU activity and related information as of December 31, 2023, and changes during the twelve months ended December 31, 2023 and December 31, 2022:

	Outstanding RSU's	Weighted Average Grant Date Fair Value (USD)
Balance as of January 1, 2023	847,143	$19.38
Granted	754,115	22.76
Vested	(233,461)	19.84
Forfeited	(82,697)	20.20
Balance as of December 31, 2023	1,285,100	21.23

	Outstanding RSU's	Weighted Average Grant Date Fair Value (USD)
Balance as of January 1, 2022	335,449	$23.75
Granted	628,324	17.66
Vested	(87,664)	23.75
Forfeited	(28,966)	—
Balance as of December 31, 2022	847,143	19.38

22. Other current liabilities

Amounts in thousands USD	As of December 31, 2023	As of December 31, 2022
Other financial liabilities
- Salaries and wages	$9,530	$10,185
- Royalties	5,043	2,321
- Accrued expenses	8,021	6,925
Other current liabilities	6,599	4,574
Contract liabilities
- Advances from customers	2,192	1,694
Total	$31,385	$25,700

Advance invoiced customers represent a contract liability. Beginning January 1, 2023, the Company had a liability balance of $1,694 thousand for advance invoiced customers. During fiscal year 2023, the Company recognized $1,500 thousand of the advances from invoiced customers as revenue. Beginning January 1, 2022, the Company had a liability balance of $5,447 thousand for advance invoiced customers. During fiscal year 2022, the Company recognized $5,342 thousand of the advances from customers as revenue.

23. Related-party transactions

Other than compensation arrangements with executive officer and directors, we have not entered into any material transactions with our executive officers, directors or holders, including their affiliates or other related parties during 2021, 2022 or 2023.

Compensation of key management personnel of the Group

	Amounts in thousands USD
	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021 (1)
Wages and salaries	$2,589	$1,923	$1,928
Share-based compensation expense	2,894	2,191	832
Variable / bonus expense	678	1,068	787
Pension costs - defined contribution plans	407	291	303
	$6,568	$5,473	$3,850

(1) For years ending December 31, 2021, we have restated to show separately variable / bonus expense, include share-based compensation expense, and exclude social charges expense.

Agreements with Our Executive Officers and Directors

Board members were paid for their services on the board of directors, board members collectively received remuneration of $408 thousand during the year ended December 31, 2021, $598 thousand during 2022 and $620 thousand during 2023.

Management Service Agreements

In 2021, the Summa MSA was terminated in connection with our initial public offering, upon which we paid Summa Equity AB a lump sum amount equal to approximately $2.4 million.

24. Earnings per share

Earnings per share for the Group is calculated by taking the net loss for the period, less the amount of the accumulated preferred dividend yield, divided by the weighted average of outstanding common shares during the period.

	for the year ended December 31, 2023	for the year ended December 31, 2022	for the year ended December 31, 2021
Net loss for the period	$(31,600)	$(12,851)	$(38,339)
Less accumulated preferred dividend yield	—	—	(4,205)
Total	(31,600)	(12,851)	(42,544)
Weighted average number of shares (thousands)	124,001	119,076	99,261
Basic and diluted loss per share	$(0.25)	$(0.11)	$(0.43)

As of December 31, 2021, the Group has the following potential common shares that can be potentially dilutive but are anti-dilutive for the periods presented and are therefore excluded from the weighted average number of common shares for the purpose of diluted profit/(loss) per share:

i.442,789 outstanding stock options related to the 2021 Incentive Award Plan (see note 21).

ii.335,449 restricted stock units related to the 2021 Incentive Award Plan (see note 21).

As of December 31, 2022, the Group has the following potential common shares that can be potentially dilutive but are anti-dilutive for the periods presented and are therefore excluded from the weighted average number of common shares for the purpose of diluted profit/(loss) per share:

i.549,863 outstanding stock options related to the 2021 Incentive Award Plan and the Amended and Restated 2021 Incentive Award Plan (see note 21).

ii.847,143 restricted stock units related to the 2021 Incentive Award Plan and the Amended and Restated 2021 Incentive Award Plan (see note 21).

As of December 31, 2023 the Group has the following potential common shares that can be potentially dilutive but are anti-dilutive for the periods presented and are therefore excluded from the weighted average number of common shares for the purpose of diluted profit/(loss) per share:
i.598,527 outstanding stock options related to the 2021 Incentive Award Plan and the Amended and Restated 2021 Incentive Award Plan (see note 21).

ii.1,285,100 restricted stock units related to the 2021 Incentive Award Plan and the Amended and Restated 2021 Incentive Award Plan (see note 21).

25. Subsequent events

The Group evaluated subsequent events through March 25, 2024, the date on which these financial statements were issued, and the management determined that other than those that have been disclosed in the consolidated financial statements, there are no subsequent events that require recognition and disclosure in the consolidated financial statements.